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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on February 7, 2014

Registration Statement No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-11

FOR REGISTRATION
UNDER
THE SECURITIES ACT OF 1933
OF CERTAIN REAL ESTATE COMPANIES

Polar Star Realty Trust Inc.

(Exact name of registrant as specified in its governing instruments)

Polar Star Realty Trust Inc.
One World Financial Center, Suite 200
New York, New York 10281
Tel (212) 402-2092
(Address, including Zip Code, and Telephone Number, including
Area Code, of Registrant's Principal Executive Offices)

Bjarne Eggesbø
Chief Executive Officer
One World Financial Center, Suite 200
New York, New York 10281
Tel (212) 402-2092
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

Copies to:
Jay L. Bernstein, Esq. Jacob A. Farquharson, Esq. Clifford Chance US LLP 31 West 52nd Street New York, New York 10019 Tel (212) 878-8000 Fax (212) 878-8375	David C. Wright, Esq. David S. Freed, Esq. Hunton & Williams LLP 200 Park Avenue New York, New York 10166 Tel (212) 309-1000 Fax (212) 309-1100

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this registration statement.

          If any of the Securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(1)

Common Stock, $0.001 par value per share	$	$

(1)
Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended, solely for the purpose of determining the registration fee.

(2)
Includes the offering price of common stock that may be purchased by the underwriter upon the exercise of its option to purchase additional shares.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these shares until the registration statement filed with the Securities and Exchange Commission becomes effective. This prospectus is not an offer to sell these shares and it is not soliciting an offer to buy these shares in any jurisdiction where the offer or sale thereof is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 7, 2014

PROSPECTUS

            SHARES

POLAR STAR REALTY TRUST INC.

Common Stock

        This is the initial public offering of Polar Star Realty Trust Inc. We are a Maryland corporation that acquires, owns, leases and manages office and industrial properties located primarily in Norway, Sweden and Denmark. Initially, our operating partnership will be externally managed by Polar Star Manager, a majority owned subsidiary of Obligo Investment Management AS, a Norway-based global asset management firm with approximately $8.0 billion of assets under management, including $6.2 billion of real estate assets, as of December 31, 2013. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

        This is our initial public offering, and no public market currently exists for our common stock. We are offering                shares of our common stock as described in this prospectus. All of the shares of common stock are being sold by us.

        We anticipate that the initial public offering price will be between $        and $        per share. We intend to apply to list our common stock on the New York Stock Exchange, or NYSE, under the symbol "PSRT."

        We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014. Our shares of common stock are subject to restrictions on ownership and transfer that are intended, among other purposes, to assist us in qualifying and maintaining our qualification as a REIT. Our charter, subject to certain exceptions, limits ownership of any class or series of our capital stock to no more than 9.8% in value or number of shares, whichever is more restrictive.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, as amended, and will be subject to reduced public company reporting requirements.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 22 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discount(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for a detailed description of compensation payable to the underwriter.

        We have granted the underwriter the option to purchase up to                additional shares of our common stock from us at the initial public offering price, less the underwriting discount, within 30 days after the date of this prospectus. The underwriter may exercise this option only to cover overallotments, if any.

        The shares sold in this offering will be ready for delivery on or about                , 2014.

Book Running Manager

Wunderlich Securities

The date of this prospectus is                , 2014

        You should rely only on the information contained in this prospectus, any free writing prospectus prepared by us or information to which we have referred you. We have not, and the underwriter has not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales thereof are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock.

        Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers that effect transactions in shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

i

 MARKET AND INDUSTRY DATA AND FORECASTS

        Certain market and industry data and forecasts included in this prospectus have been obtained from third party sources that we believe to be reliable. Market estimates are calculated by using independent industry publications, government publications and third party forecasts in conjunction with our assumptions about our markets. We have not independently verified such third party information. While we are not aware of any misstatements regarding any market, industry or similar data presented herein, such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under the headings "Forward-Looking Statements" and "Risk Factors" in this prospectus.

CURRENCY INFORMATION

        Unless the context otherwise requires or indicates, the currency presented in this prospectus is U.S. dollars, and all amounts have been translated based on the following exchange rates, in each case as of September 30, 2013: the Norwegian Krone to the U.S. dollar of 6.0081 to one, as reported by Norges Bank; the Swedish Krona to the U.S. dollar of 6.4927 to one, as reported by Sveriges Riksbank; and the Danish Krona to the U.S. dollar of 5.5224 to one, as reported by Danmarks Nationalbank. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Foreign Currency Exchange Rates."

ENFORCEMENT OF CIVIL LIABILITIES

        Our Manager is incorporated in Luxembourg, some of the members of our board of directors, our officers and our Manager's senior management team reside in Norway and some or all of the assets of such persons are located in Norway. As a result, it may not be possible for investors to effect service of process within the United States or any other jurisdiction outside Norway or Luxembourg upon such persons or to enforce against them in courts of any jurisdiction outside Norway or Luxembourg judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have appointed                  as an agent and our Manager has appointed                  as an agent to receive service of process with respect to any action brought against us or our Manager, respectively, in any federal or state court in the State of New York arising from this offering.

ii

 PROSPECTUS SUMMARY

        This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should read carefully the more detailed information set forth under "Risk Factors" and the other information included in this prospectus. Unless the context otherwise requires or indicates, (i) the terms "company," "we," "us" and "our" refer to Polar Star Realty Trust Inc., a Maryland corporation, together with its consolidated subsidiaries, including Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) formed under the laws of the Grand Duchy of Luxembourg, which we refer to as our "operating partnership," and Polar Star GP Lux Co, a private limited liability company (société à responsabilité limitée) organized under the laws of the Grand Duchy of Luxembourg, which we refer to as our "GP subsidiary", (ii) the term "Manager" refers to Polar Star Manager, a Luxembourg company which is majority owned by Obligo Investment Management AS, or "Obligo," a Norway-based global investment management firm, together with its wholly-owned subsidiary, Polar Star Management AS, a Norwegian corporation, and (iii) the terms "predecessor" and "EBH II" refer to Offentliga Fastigheter i Sverige II AB, a Swedish corporation, which is our predecessor for accounting purposes. Unless the context otherwise requires or indicates, the information set forth in this prospectus assumes that (i) the REIT formation transactions described in this prospectus under "The Structure and Formation of Our Company" have been completed, (ii) the underwriter's option to acquire additional shares is not exercised and (iii) the shares to be sold in this offering are sold at $            per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus.

Overview

        We are a Maryland corporation that acquires, owns, leases and manages office and industrial properties located primarily in Norway, Sweden and Denmark, which we refer to as the Nordics. The Nordics are three of only ten countries in the world to currently have a AAA rating from all three leading credit rating agencies (Standard & Poor's Financial Services LLC, or S&P, Moody's Investors Service, or Moody's, and Fitch Ratings Inc., or Fitch). The Nordics are currently experiencing strong macroeconomic trends, limited sovereign debt risk and other factors which support strong real property fundamentals. We have assembled an attractive Nordic office and industrial property portfolio which is leased primarily to government tenants and government sponsored or controlled enterprises or agencies.

        Prior to or simultaneously with the completion of this offering, we will complete a series of transactions, which we refer to as the REIT formation transactions, which will enable us to continue our business as a REIT. Our strategy in converting to a REIT and undertaking this offering is to expand our access to capital to position us for significant growth in the size and scope of our real property portfolio, while delivering attractive risk-adjusted returns to our stockholders. Initially, our operating partnership will be externally managed by our Manager, which is majority owned by Obligo, a Norway-based global asset management firm with approximately $8.0 billion of assets under management, including $6.2 billion of real estate assets, as of December 31, 2013. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. See "Our Management—Internalization Agreement."

        Upon completion of this offering and the REIT formation transactions, we will own a high quality and strategically located portfolio of 24 properties, including nine properties in Norway and 15 properties in Sweden, with an aggregate of approximately 6.5 million leasable square feet. As of September 30, 2013, our properties were approximately 94.8% leased with a weighted average remaining lease term of approximately 6.5 years. Our properties include 11 office properties comprising 2.5 million leasable square feet and 12 industrial properties comprising 4.0 million leasable square feet, as well as one commercial property comprising approximately 28,000 leasable square feet. Many of our properties have multiple commercial uses, such as office space and industrial space. Our industrial properties include a combination of warehouse and distribution facilities.

        As of September 30, 2013, approximately 92.1% of the annualized base rent from our properties was derived from leases with government tenants and government sponsored or controlled enterprises or agencies. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We believe this structure helps insulate us from increases in certain operating expenses and provides consistent cash flow. In addition, substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific consumer price index, or CPI. As of September 30, 2013, leases representing 14.0%, 15.6% and 24.3% of the total annualized base rent of our properties will expire in 2014, 2015 and 2016, respectively, which we believe provides us with a significant near term opportunity to increase rental income from these properties through new leases at higher rental rates.

        We intend to take advantage of what we believe is a unique opportunity in the office and industrial property sectors in the Nordics. The economic performances of the Nordics stand out among member nations of the Organization for Economic Co-operation and Development, or OECD. As of November 2013, the OECD projected 2014 gross domestic product, or GDP, growth for Norway, Sweden and Denmark to be 2.8%, 2.3% and 1.6%, respectively, compared to 1.0% for the eurozone. In addition, the OECD projected 2015 GDP growth for Norway, Sweden and Denmark to be 3.1%, 3.0% and 1.9%, respectively, compared to 1.6% for the eurozone. We believe that the growing Nordic economies will drive demand for office and industrial space in the region, thereby increasing occupancy, rents and property values. Sound fiscal management in the Nordics also supports stable credit markets and improving real property fundamentals. According to Eurostat, government debt as a percentage of GDP for the Nordics averaged 38.6% at the end of 2008 as compared to 70.2% for the eurozone. The Nordics also enjoy what the report describes as a competitive and innovative business environment with low rates of inflation and levels of unemployment below the average of their OECD peers.

        We are a Maryland corporation and intend to elect, and to operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our taxable income to stockholders. Our wholly-owned GP subsidiary serves as the sole manager of, and we will operate our business through, our operating partnership subsidiary, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

Our Manager

        Initially, our operating partnership will be externally managed by our Manager, which is majority owned by Obligo, pursuant to the terms of a management agreement. Our Manager will be responsible for administering our business activities and day-to-day operations, subject to the supervision, direction and oversight of our board of directors. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

        Our Manager is majority owned by Obligo. Obligo is a subsidiary of Agasti Holding ASA, or Agasti, a leading financial services firm in Norway and Sweden with over 220 employees. Founded in 1990, Agasti is a publicly traded company listed on the Oslo Stock Exchange (Oslo Børs). Obligo is an investment management firm that, as of December 31, 2013, manages more than 30 investment vehicles and has assets under management of approximately $8.0 billion, including $6.2 billion of real estate assets, located in the Nordics, European Union and the United States. We believe Obligo is one of the leading real estate managers in the Nordics. Prior to the completion of this offering, our Manager will enter into a shared services agreement with Obligo that will provide our Manager access to Obligo's investment professionals and infrastructure. The shared services agreement between our Manager and Obligo will provide that Obligo will be responsible for furnishing our Manager with office facilities as well as equipment and clerical, bookkeeping, human resources, recordkeeping, telecommunications, information technology, legal and other administrative services at such facilities. We believe Obligo's industry knowledge and relationships will help our Manager identify and evaluate investment opportunities for us.

        Our Manager's senior management team has extensive experience investing in and managing office and industrial properties in the Nordics, cross-border real estate transactions and global real estate finance. Bjarne Eggesbø, our Chief Executive Officer, serves as the Chief Executive Officer of Obligo and our Manager. Earlier in his career, Mr. Eggesbø served as Executive Director and Head of Structuring and Securitizations at UBS AG's, or UBS's, European real estate team. At UBS, he also worked on the Swiss government stabilization fund. Mr. Eggesbø also acted as Head of Structuring and Securitization at Credit Suisse's European real estate finance group. Mr. Eggesbø has 17 years of experience and has completed transactions in excess of $33.0 billion. Espen Bjerke, our Chief Financial Officer and the Chief Financial Officer of our Manager, manages the Obligo investment vehicles that have been responsible for the management and operation of our properties. Earlier in his career, Mr. Bjerke was with Ernst & Young LLP, where he was involved in public company audits, financial due diligence, tax and currency, with extensive experience in both United States generally accepted accounting principles, or U.S. GAAP, and International Financial Reporting Standards, or IFRS. In addition, our Manager's senior management team includes Rickard Olander, our Manager's Chief Investment Officer, David Ingwalson, our Manager's Head of Asset Management, Tor Pedersen, our Manager's Senior Vice President for Norway and Denmark, and Morten Wettergreen, our Manager's Senior Vice President for Sweden. Messrs. Olander, Ingwalson, Pedersen and Wettergreen have an average of approximately 15 years of real estate and capital markets experience. We believe we will benefit from the long track record and broad experience of our Manager's senior management team investing in and managing office and industrial properties in the Nordics as we pursue our business objectives and growth strategies.

Market Opportunity

        Upon completion of this offering and the REIT formation transactions, we will own properties in Norway and Sweden, and we intend to target Denmark as part of our investment strategy. According to the World Bank, the 2012 GDP per capita in Norway, Denmark and Sweden of $99,558, $56,326 and $55,041, respectively, represented the second-, seventh- and eighth-highest in the world. We believe that Norway, Sweden and Denmark currently exhibit strong macroeconomic fundamental trends with low-sovereign debt to GDP borrowing ratios, strong population growth and stable employment levels. These countries benefit from sound fiscal government policy-making and large and stable public sectors that collectively promote financial systems with balanced views on private and public interests. The Norwegian and Swedish banking sectors remain stable after years of government induced pro-active financial oversight measures.

        Economic growth prospects in Norway and Sweden are robust, and economic fundamentals in Denmark are improving. Norway relies primarily on its oil-related revenues to support continued fiscal stimulus and stability. The country's oil and gas reserves account for nearly one-third of total government revenues. Increasing oil prices and global petroleum investments continue to support and stimulate the Norwegian economy. Sweden relies primarily on its diversified manufacturing and services industries, and while domestic consumption is improving, international demand for the country's goods and services is expected to be the primary catalyst for near term economic growth.

        Population growth in Norway and Sweden continues to be strong and is primarily fueled by immigration from within the Nordics. Furthermore, both countries benefit from a highly educated workforce, high levels of labor force participation with unemployment rates well below that of the broader set of eurozone countries. Norway and Sweden rank high in terms of quality of life considerations and ease of doing business relative to the same broader set. Economic stability and growth prospects in both countries continue to attract businesses looking to expand their geographic footprint. In addition, strong population growth coupled with stable employment levels are expected to result in increasing demand for additional leasable space from both public and private sector tenants. The overall trend is evident in the strong tenant demand for higher quality premises, which has translated into rising rental rates and property values.

        Commercial property values throughout Europe declined during the recent financial crisis. The Nordic countries, and in particular Norway and Sweden, were relatively unaffected by the economic downturn compared to the broader set of eurozone countries. Property values continue to rise in Norway and Sweden, and a pricing recovery is anticipated to occur more quickly in the Nordics than in countries comprising the eurozone.

        Property market indicators in the Nordics suggest that demand for office and industrial space is increasing in locations outside of central business districts, or CBDs, while supply and new development in these areas remain limited, which is expected to translate into increased rental rates and property values. To take advantage of these trends, we expect to be an active buyer of office and industrial properties in the Nordics. We intend to focus on major cities in areas outside of CBDs, as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their dense populations, strategic locations and strong levels of employment.

        We own a difficult-to-replicate portfolio of strategically located properties. Many of these properties are mission-critical to their tenants and cannot be readily replaced or duplicated. The cost and time commitment for land accumulation, permit processes and development are substantial barriers to entry that we believe benefit our portfolio.

Our Competitive Strengths

        We believe that our investment strategy and operating model distinguish us from other owners of office and industrial properties in the Nordics in a number of ways, including the following:

  •
  Strategically Located Portfolio.    Our 24 properties are geographically diversified in Norway and Sweden and include 11 office properties, 12 industrial properties and one commercial property comprising an aggregate of approximately 6.5 million leasable square feet. Our properties are generally located in major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their dense populations, strategic locations and strong levels of employment. We believe many of our existing properties exhibit favorable real property fundamentals and are benefitting from favorable trends such as strong and increasing demand for, but a limited supply and new development of, office and industrial space. Our properties are also strategically located in close proximity to major transportation corridors, employment centers and areas that are of significant strategic importance to existing or contemplated tenants. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We believe this structure helps insulate us from increases in certain operating expenses and provides consistent cash flow. In addition, substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI.

  •
  Primary Investment Focus on Government Tenants.    We acquire, own, lease and manage properties that are primarily leased to government tenants and government sponsored or controlled enterprises or agencies. As of September 30, 2013, approximately 92.1% of our annualized base rent was derived from such tenants. Our current government tenants include state and municipal governmental entities and agencies of the national governments in Norway and Sweden. Our largest tenant is PostNord AB, or PostNord, which is wholly-owned by the Swedish and Danish governments. Under Norwegian, Swedish and Danish law, municipalities and agencies of the national government are considered to be secure borrowers and are not permitted to discharge their obligations, including lease obligations, through a bankruptcy proceeding in the absence of a bankruptcy of the national government. Accordingly, we believe that government and government related tenants support a recurring and dependable revenue base from our properties and will support our objective of delivering attractive risk-adjusted returns to our stockholders. Over time, we expect to expand our tenant base to include creditworthy private sector tenants.

  •
  Strong and Stable Target Markets.    Our primary target markets are in the Nordics, which are three of only ten countries in the world to currently have a AAA rating from S&P, Moody's and Fitch. According to the World Bank, the 2012 GDP per capita in Norway, Denmark and Sweden of $99,558, $56,326 and $55,041, respectively, represented the second-, seventh- and eighth-highest in the world. We believe that the Nordics currently exhibit strong macroeconomic fundamental trends with low sovereign debt to GDP borrowing ratios, strong population growth and stable employment levels. Each of Norway, Sweden and Denmark has maintained a separate sovereign currency from the euro and has full control over its monetary policy, affording each greater control over government spending and fiscal policy compared to other euro-based nations in the eurozone.

  •
  Favorable Lease Renewal Experience.    Many of our properties are integral to our tenants' operations. In many cases, our tenants have made, or we believe plan to make, substantial capital investments in the property. Due to the tenant-specific investments made in many of our properties by us or our current tenants, we believe that there is a high likelihood that these properties will be re-leased to existing tenants upon expiration of the current lease term. During the period from January 1, 2010 to December 31, 2013, substantially all of the significant tenants at our properties with expiring leases either renewed their expiring lease or we re-leased the space to a tenant of similar credit quality at higher rents compared to the lease rate in the expiring lease. In addition to our strong record in lease renewals, we have also been able to achieve higher rental income from our properties through a range of capital improvement projects at our properties.

  •
  Experienced Senior Management Team; Strong Relationships with Government Agencies.    Members of our Manager's senior management team have an average of 15 years of experience acquiring, owning, leasing and managing real estate in the Nordics with certain members of this team being responsible for managing our existing portfolio since 2007. We believe their experience in providing full service real estate solutions for government and government related tenants has enabled them to understand and anticipate tenant needs, leading to high occupancy rates, tenant retention and consistent property-level cash flow.

  •
  Scalable Investment Strategy to Drive Growth.    We expect to grow our business by being an active buyer of office and industrial properties in the Nordics and by continuing to invest in our existing properties. Our Manager's senior management team has established and maintains a broad, in-place network of property owners, tenants and brokers in our target markets from which they expect to continue to identify and evaluate acquisition and leasing opportunities. We believe that substantial immediate and long-term opportunities exist in the Nordic property market, particularly in non-CBD locations in the Nordics' major cities, as well as certain key areas of regional Norway and Sweden. Many of the properties in our portfolio are located in these areas, and we intend to leverage our local market knowledge and relationships to be an active participant in both off-market and marketed opportunities. In addition, we will seek to take advantage of strategic acquisition opportunities through partnerships with local and regional property developers and operators in the Nordics to further expand and diversify our portfolio and improve our overall financial performance.

Our Business Objectives and Growth Strategies

        Our primary business objectives are to increase cash flow from operations, achieve sustainable long-term growth and provide attractive risk-adjusted returns to our stockholders through stable distributions and capital appreciation. Our business strategy consists of the following principal elements:

  •
  Internal Growth through Active Asset Management.    We will seek to increase our cash flows by maintaining high tenant retention rates, efficiently leasing vacant space, managing operating expenses and maintaining and monitoring our properties. Our Manager will seek to accomplish these objectives by utilizing its senior management team's existing relationships and leasing expertise in our target markets to maintain high occupancy rates and improve the efficiency of our properties. In addition, our Manager will actively monitor the credit profile of each of our tenants on an ongoing basis.

  •
  Capitalize on Opportunities that Exist in the Nordic Market.    We intend to take advantage of what we believe is a unique market opportunity to invest in the public and private sector of commercial real estate in the Nordics. The combined total government spending in the Nordics in 2012 was $690 million, according to Eurostat. We believe there is a substantial investment opportunity to continue to acquire strategically located properties leased primarily to governments or government sponsored or controlled enterprises or agencies within the Nordics. We believe, and property market indicators suggest, that demand for office and industrial space in the Nordics is increasing while supply and new development remains limited. As a result, we expect that rental rates and property values in these areas will increase over the near to medium term. To take advantage of these trends, we expect to be an active buyer of office and industrial properties in the Nordics. We intend to focus on major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their population density, strategic location and levels of employment. We intend to utilize our strong balance sheet and liquidity position, as well as our Manager's senior management team's in-depth market knowledge and expertise, to actively pursue such opportunities.

  •
  Maintain Relationships with High Quality Tenants.    Our tenants include government tenants and government sponsored or controlled enterprises or agencies and other creditworthy tenants which support a recurring and dependable revenue base from our properties. We have regular meetings and continuous dialogue with our major tenants so that we can be responsive to their needs and provide a level of service that we believe is superior to other landlords in our markets. We believe that this regular communication also allows us to gain valuable market insights. We intend to regularly undertake capital programs to improve our properties. For example, during the period from January 1, 2009 to December 31, 2013, 21% of our properties have benefitted from significant capital programs aimed at securing tenant retention. We believe our commitment to provide high quality premises and focus on tenant relationships will help us retain existing tenants and attract new tenants.

  •
  Seek Opportunities Based on Proprietary Deal Flow.    Our Manager's senior management team has deep industry relationships and a broad network of contacts, which we believe will provide us with access to an extensive pipeline of acquisition opportunities. In addition, during the term of the management agreement, Obligo has agreed to provide us with a right of first offer to purchase any office or industrial property identified by Obligo and its affiliates that fits our investment profile in the Nordics. We believe that this access to real estate investment opportunities sourced by Obligo, as well as the breadth of relationships our Manager's senior management team has established throughout the Nordic real estate industry, will generate attractive investment opportunities through which we can grow our business and increase value for our stockholders.

  •
  Capitalize on Opportunities to Generate Additional Cash Flow from our Properties.    We believe that we have the ability to increase cash flow from our properties through the following strategies:

  •
  Redevelop existing properties and undertake new construction on surplus land plots.    We believe trends in the Nordics indicate public and private sector tenants will require additional leasable space to conduct their operations. Accordingly, we believe we will have opportunities to grow our rental revenue by expanding or redeveloping properties to satisfy tenant needs. Some of our properties include surplus land plots in attractive areas, which are suitable for future development. This includes potential development of up to approximately 320,000 square feet in Stockholm, Sweden and up to 160,000 square feet in Linköping, Sweden.

  •
  Realize contractual rent increases.    Substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI. As a result, we expect that our rental revenue will grow substantially in line with inflation through these contractual increases in rent.

  •
  Manage initial portfolio rental rates.    Several of our properties have in-place rents which we believe are below average market terms. As a result, upon expiration of these leases, we believe we can increase rents through renewals with existing tenants or new leases with new tenants.

Our Initial Portfolio

        Upon completion of the REIT formation transactions and this offering, our initial portfolio will consist of 24 properties, including nine in Norway and 15 in Sweden, with approximately 6.5 million leasable square feet. As of September 30, 2013, our properties were approximately 94.8% leased, with a weighted average remaining lease term of approximately 6.5 years. As of September 30, 2013, approximately 84.1% of the aggregate leasable square feet of our properties was leased to government tenants and government sponsored or controlled enterprises or agencies in Norway and Sweden.

        The table below sets forth certain information with respect to our properties, as of September 30, 2013:

Properties/Location	Year Built / Most Recently Renovated(1)	Property Type	Leasable Sq. Ft.	% Leased	Ownership Interest	Number of Tenants	Major Tenant	Annualized Base Rent(2)	% of Total Annualized Rent
The Garrison, Smedstad 1:21 / Linköping, Sweden	1922 / 2013	Office	854,246	97.0%	100.0%	48	Swedish National Laboratory of Forensic Science	$17,032,174	17.2%
Posten 1 / Stockholm, Sweden	1983 / 2005	Office / Industrial	985,393	92.7%	100.0%	9	PostNord	11,505,912	11.6%
A4 Campus, Artilleristen 1 / Östersund, Sweden	1893 / 2008	Office(3)	505,355	99.4%	100.0%	66	Mittuniversitetet, University owned by the government	10,336,219	10.4%
Gullbergvass 703:57 / Gothenburg, Sweden	1972 / 2012	Office / Industrial	666,501	96.9%	100.0%	19	PostNord	9,789,716	9.9%
Vasslan 3 / Stockholm, Sweden	1990 / 2000	Office / Industrial	663,950	95.2%	100.0%	6	PostNord	9,596,846	9.7%
Lysbomben 4 / Stockholm, Sweden	1949 / 1990	Office	337,341	100.0%	100.0%	10	Swedish National Archives	7,756,660	7.8%
Kläppen 4 / Malmö, Sweden	1974 / 1995	Industrial	474,549	97.1%	100.0%	1	PostNord	5,882,782	5.9%
Gjerpensgt. 10:20 / Skien, Norway	1991 / 2000	Office	209,721	92.0%	100.0%	11	The Norwegian Public Roads Administration	3,620,777	3.6%
Vevaxeln 6 / Malmö, Sweden	1992 / 2000	Industrial	254,394	100.0%	100.0%	1	PostNord	3,499,144	3.5%
Barnarp Kråkebo 1:42 / Jönköping, Sweden	1992 / 2014	Industrial	183,503	100.0%	100.0%	1	PostNord	2,589,360	2.6%
Søebergkvartalet 21 / Sandefjord, Norway	1983 / 2001	Office	195,057	97.2%	100.0%	8	Vestfold Police District	2,282,977	2.3%
Sågen 4 / Västerås, Sweden	1992 / 1996	Industrial	151,836	100.0%	100.0%	2	PostNord	2,282,904	2.3%
Midtåsen 30 / Oslo, Norway	2004 / 2004	Office(4)	87,000	100.0%	100.0%	4	The Nursing Home Department	1,989,711	2.0%
Njøsavegen 2 / Leikanger, Norway	2004 / 2004	Office	62,855	100.0%	100.0%	2	County Governor Sogn og Fjordane	1,657,554	1.7%
Skönsmon 2:2 / Sundsvall, Sweden	1983 / 2000	Industrial	96,660	100.0%	100.0%	1	PostNord	1,331,951	1.3%
Bütangen 2:2 / Norrköping, Sweden	1989 / 1998	Industrial	167,756	68.7%	100.0%	4	PostNord	1,286,189	1.3%
Tollbugata 2 / Drammen, Norway	1975 / 1996	Office	76,037	94.1%	100.0%	3	Ministry of Transport and Communication	1,245,539	1.3%
Gåvan 6 / Linköping, Sweden	1975 / 1992	Industrial	149,672	88.9%	100.0%	3	PostNord	1,220,228	1.2%
Magasinet 8 / Alvesta, Sweden	1988 / 1995	Industrial	90,062	95.4%	100.0%	1	PostNord	1,116,907	1.1%
Abel Meyersgate 10 / Namsos, Norway	1982 / 1997	Office	69,677	84.3%	100.0%	8	Nord Trøndelag Police District	930,912	0.9%
Aslakveien 16:18 / Oslo, Norway	2003 / 2003	Commercial	28,105	100.0%	100.0%	4	Municipality of Oslo, District Vestre Aker	857,586	0.9%
Fjøreveien 20 / Sogndal, Norway	2001 / 2001	Office	38,463	100.0%	100.0%	4	Sogn & Fjordane Police District	685,315	0.7%
Marieboesgate. 6:8 / Oslo, Norway	1990 / 2013	Office	72,432	74.9%	100.0%	5	Stiftelsen Horisont	481,294	0.5%
Härföraren 1 / Nykvarn, Sweden	1992 / 1992	Industrial	73,668	47.1%	100.0%	3	Animail	302,347	0.3%
Norway Subtotal	—	—	839,348	93.3%	100.0%	49	—	$13,751,664	13.9%
Sweden Subtotal	—	—	5,654,885	95.1%	100.0%	175	—	85,529,341	86.1%

Total/Weighted Avg.			6,494,232	94.8%	100.0%	224		$99,281,005	100.0%

(1)
Renovation means significant upgrades, alterations or additions to building interiors, exteriors or systems.

(2)
Calculated by multiplying (i) base rent payments for the month ended September 30, 2013 by (ii) 12.

(3)
A4 Campus is a university campus that includes office and other commercial buildings.

(4)
Midtåsen 30 is a nursing home facility that includes office space as well as capacity for residents.

Principal Tenant

        Our largest tenant as of September 30, 2013 was PostNord. PostNord is a leading supplier of business communications in the Nordics, one of the largest operators in the Nordic advertising market and a leading provider of logistics services to, from and within the Nordics. The company was formed through the merger of Posten AB and Post Danmark A/S in 2009 and is 60% owned by the Swedish government and 40% owned by the Danish government. During the year ended December 31, 2012, PostNord had net sales of approximately $6.5 billion.

        We believe that PostNord benefits from the following market positioning and governance attributes:

  •
  Markets—Regulated postal service market with attractive cash flow profile. Logistics market offers compelling growth opportunities. Strong e-commerce growth drives demand for parcel services.

  •
  Position—Positioned as a strong Nordic market player. Significant barriers to entry exist due to need for an asset-intense network.

  •
  Financial Strength—Stable financial position. Proven ability to deliver attractive profit margins and cash flows amidst a changing market landscape.

  •
  Ownership—Mission-critical service for domestic and regional economies.

Our Financing Strategy

        We intend to finance our future growth with the most advantageous source of capital available to us at the time of the financing, which may include a combination of public and private offerings of our equity and debt securities, secured and unsecured corporate-level debt, property-level debt and mortgage financing or borrowings. We may issue ordinary shares of our operating partnership, or OP shares, or our common stock, as means to finance our business or as currency in large portfolio acquisitions. We currently intend to limit our borrowings so that our enterprise-wide loan-to-value ratio does not exceed 55%. However, our charter does not contain a specific limitation on the amount of debt we may incur, and our board of directors may implement or change our target debt levels at any time without the approval of our stockholders.

Our Hedging Strategy

        All of our leases are denominated in Swedish Krona and Norwegian Krone, and we expect that substantially all of our future leases will be denominated in the local currency of the nation in which the underlying property is located. In addition, we expect that a significant portion of our operating expenses will be transacted in local currencies. We also plan to report our results of operations and consolidated financial information in U.S. dollars. In addition, our operating partnership will pay distributions to us and to other holders of OP shares in local currencies, and we will pay distributions to our stockholders in U.S. dollars. As a result, our results of operations as reported in U.S. dollars and our distributions to our stockholders will be impacted by fluctuations in the values of the local currencies in which we conduct our real property business against the U.S. dollar.

        In an effort to mitigate the risk of fluctuations in foreign currency exchange rates, we will actively manage our revenues and expenses so that we incur a significant portion of our expenses, including our operating costs and borrowings, in the same local currencies in which we receive our revenues. In addition, subject to satisfying the requirements for qualification as a REIT, we plan to engage in various hedging strategies, which may include currency futures, swaps, forwards and options. We expect that these strategies and instruments will allow us to reduce, but not eliminate, the risk of fluctuations in foreign currency exchange rates.

        We also plan, subject to satisfying the requirements for qualification as a REIT, to manage interest rate risk related to our borrowings through the use of interest rate swaps, interest rate caps or other financial instruments. An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based on a notional amount of principal. We expect that we will primarily utilize interest rate swaps. We expect that our interest rate swaps will typically be floating-to-fixed interest rate swaps, under which we will agree to pay a series of fixed interest rate payments on a notional amount of principal in exchange for a series of floating or variable rate payments, effectively fixing our interest rate on that amount of principal of our variable rate debt. The market values of floating-to-fixed interest rate swaps will depend heavily on the current market fixed rate, the corresponding term structures of variable rates and the expectation of changes in future variable rates. As expectations of future variable rates increase, the market values of the swaps increase. We expect our hedging strategies and instruments will allow us to reduce, but not eliminate, interest rate risk.

Summary Risk Factors

        An investment in our common stock involves a high degree of risk. You should carefully read and consider the risks discussed below and under the caption "Risk Factors" beginning on page 23 of this prospectus before investing in our common stock.

  •
  Our growth will depend to a significant extent upon future acquisitions of real estate assets, and we may be unable to consummate acquisitions on advantageous terms or acquisitions may not perform as we expect.

  •
  Our properties are geographically concentrated in Norway and Sweden, and we will be subject to social, political and economic risks of doing business in these countries and any other country in which we may own property.

  •
  We depend on our tenants for a substantial amount of our revenues. Any failure by such tenants to perform their obligations or renew their leases upon expiration may harm our business, financial condition, liquidity and results of operations.

  •
  We may be unable to renew leases or re-lease space as leases expire, which could harm our operating results and ability to make distributions to our stockholders.

  •
  Our real estate investments are concentrated in office and industrial buildings, making us more vulnerable economically than if our investments were more diversified.

  •
  Investors will not have an ability to evaluate our future investments and our past performance is not an indication of our future success.

  •
  Fluctuations in the values of the Norwegian Krone, Swedish Krona and the Danish Krone against the U.S. dollar may have a material and adverse effect on our financial performance.

  •
  We have no experience operating our business as a REIT.

  •
  Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax, which would reduce the amount of cash available for distribution to our stockholders.

REIT Formation Transactions

        We have assembled an attractive Nordic office and industrial property portfolio which is primarily leased to government tenants and government sponsored or controlled enterprises or agencies. Upon completion of this offering, we will engage in a series of transactions, which we refer to as the REIT formation transactions, which will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014, facilitate this offering and enable continuing investors to obtain liquidity (after the expiration of applicable lock-up agreements) for their existing investments. Our strategy in converting to a REIT and in undertaking this offering is to expand our access to capital in order to position us for significant growth in the size and scope of our real property portfolio, all while delivering attractive risk-adjusted returns to our stockholders.

        The properties that will comprise our initial portfolio are currently held by real estate investment vehicles managed by Obligo, including EBH II, which is our predecessor for financial accounting purposes, Etatbygg Holding I AS, or EBH I, and a joint venture between two other investment vehicles, which we refer to as the TRES joint venture. Prior to or concurrently with the completion of this offering, we will engage in the REIT formation transactions that will consolidate our initial real estate portfolio within our operating partnership. We will acquire a 100% interest in all of our properties. We will acquire these interests in exchange for an aggregate of                        OP shares and approximately $            in cash. The REIT formation transactions include a series of consolidation transactions pursuant to which holders of interests in EBH II and EBH I will exchange their equity interests in EBH II and EBH I for interests in local holding companies that will indirectly hold an aggregate of                    OP shares of our operating partnership. In addition, we will acquire the ownership interests in the TRES joint venture, which holds the 12 properties comprising the TRES portfolio, for approximately $                        in cash. The agreements relating to the consolidation transactions are subject to customary closing conditions, including the completion of this offering. See "The Structure and Formation of Our Company—REIT Formation Transactions."

        In addition, the following will occur as part of the REIT formation transactions:

  •
  Our operating partnership will enter into the management agreement with our Manager. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. For additional information regarding the management agreement, see "Our Management—Management Agreement."

  •
  Our Manager will enter into a shared services agreement with Obligo. For additional information regarding the shared services agreement, see "Our Management—Shared Services Agreement."

  •
  In accordance with the internalization agreement, the owners of our Manager will, subject to the terms and conditions of the internalization agreement, transfer all of the equity interests they hold in our Manager to us no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. Upon the transfer of the equity interests in our Manager, our Manager will become our indirect wholly owned subsidiary and its personnel will become our employees. Upon such transfer, we will no longer be required to pay the management fee or to reimburse our Manager for expenses under the management agreement. Instead, we will become responsible for our Manager's expenses, including the salary and benefits of our executive officers. For additional information regarding the internalization agreement, see "Our Management—Internalization Agreement."

  •
  As part of the internalization agreement, we will issue and sell                    class B OP shares to our Manager, its equity owners or their affiliates. For additional information regarding the Class B OP shares, see "Our Management—Internalization Agreement."

  •
  We will sell                    shares of our common stock in this offering and an additional                    shares if the underwriter exercises its overallotment option. We will contribute the net proceeds from this offering to our operating partnership in exchange for                    OP shares (or up to                     OP shares if the underwriter exercises its option to purchase up to an additional                    shares solely to cover overallotments).

  •
  We expect to use a portion of the net proceeds from this offering to repay approximately $                 million of outstanding indebtedness.

  •
  Effective upon completion of this offering, we will issue and sell a total of                    shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. These sales are designed to provide an incentive for the recipients and to ensure that their interests are aligned with those of our stockholders and holders of OP shares in connection with the future growth and operation of our business.

        For additional detail on the REIT formation transactions, see "The Structure and Formation of Our Company."

Our Structure

        The following diagram sets forth our expected structure immediately following completion of this offering and the REIT formation transactions:

Management Agreement

        Prior to the completion of this offering, our operating partnership will enter into a management agreement with our Manager pursuant to which our Manager will provide for the day-to-day management of our operations under the supervision, direction and oversight of our board of directors. The management agreement will require our Manager to comply with the investment guidelines and other policies that are approved by our board of directors. During the period in which our operating partnership is externally managed, our executive officers will not be employed by us or any or our subsidiaries, but instead will remain employees of Obligo. As described below under "—Internalization Agreement," we have committed to transition to an internally managed structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

        The management agreement will be for an initial term that extends until the last day of the quarter immediately following the one year anniversary of the completion of this offering, subject to extension to the earlier of the completion of the internalization transaction or December 31, 2015. The following table summarizes the fees our operating partnership will pay to our Manager and the expenses of our Manager that our operating partnership will reimburse pursuant to the management agreement:

Fee	Summary Description
Management Fee	The management fee will be payable monthly in arrears in cash in an amount equal to 1/12th of (i) 1.50% of the first $500,000,000 of our Equity (as defined below) and (ii) 1.00% of our Equity that is greater than $500,000,000. "Equity" equals, at each month-end, the net asset value of our operating partnership at completion of this offering, plus the sum of the net proceeds from all issuances of our capital stock and our operating partnership's equity securities (exclusive of operating partnership equity securities held by us or our controlled subsidiaries) following the completion of this offering (allocated on a pro rata basis for such issuances during the month of any such issuance), plus our retained earnings at the end of the most recently completed quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay to repurchase common stock following the completion of this offering, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount is adjusted to exclude one-time events pursuant to changes in U.S. GAAP and certain other non-cash items after discussions between our Manager and our independent directors and approved by a majority of our independent directors. For purposes of calculating Equity, outstanding OP shares (other than OP shares held by us) are treated as outstanding shares of our capital stock. The definition of Equity for purposes of determining the management fee that we will pay our Manager is different than the determination of stockholders' equity under U.S. GAAP.

Fee	Summary Description
Expense Reimbursement	We will be required to reimburse our Manager for its documented expenses incurred in performing services for us in connection with the operation of our business, including property management, legal, property accounting, information technology, operations and due diligence. Furthermore, pursuant to the shared services agreement, Obligo will be entitled to receive from our Manager, and we will reimburse our Manager, on a quarterly basis, $250,000. We may engage third-party service providers to provide us with administrative services, such as being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the Securities and Exchange Commission, or the SEC, or any other regulatory authority. Alternatively, at our option, we may elect to have our Manager or Obligo provide such services in which case we will reimburse our Manager, at cost, for the amounts paid by our Manager or Obligo for the salary and benefits of its personnel providing such services to us. Notwithstanding the foregoing, we will not reimburse our Manager for the salary and benefits of its senior management team who provide operational and strategic oversight and management to us and our Manager, including Bjarne Eggesbø, our Chief Executive Officer and our Manager's Chief Executive Officer, Espen Bjerke, our Chief Financial Officer and our Manager's Chief Financial Officer, Rickard Olander, our Manager's Chief Investment Officer, David Ingwalson, our Manager's Head of Asset Management, Tor Pedersen, our Manager's Senior Vice President for Norway and Denmark, and Morten Wettergreen, our Manager's Senior Vice President for Sweden.

        For more information regarding the management agreement, see "Our Management—Management Agreement."

Shared Services Agreement

        Through the terms of a shared services agreement, Obligo has agreed to support our efforts by making its significant infrastructure and resources, as well as its investment professionals and personnel, available to us and our Manager. The shared services agreement between our Manager and Obligo provides that Obligo will be responsible for furnishing our Manager with office facilities and equipment and will provide clerical, bookkeeping, human resources, recordkeeping, telecommunications, information technology, legal and other administrative services at such facilities. Under the shared services agreement, Obligo will perform, oversee or arrange for the performance of our required administrative services, which will include being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with SEC or any other regulatory authority. Pursuant to the shared services agreement, Obligo will be entitled to receive from our Manager, and we will reimburse our Manager, on a quarterly basis, $250,000. We may engage third-party service providers to provide us with administrative services, such as being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC or any other regulatory authority. Alternatively, at our option, we may elect to have our Manager or Obligo provide such services in which case we will reimburse our Manager, at cost, for the amounts paid by our Manager or Obligo for the salary and benefits of its personnel providing such services to us. The shared services agreement has an initial term of five years. For a detailed description of the shared services agreement, see "Our Management—Shared Services Agreement."

Equity Incentive Plan

        Prior to the completion of this offering, we will adopt the Polar Star Realty Trust Inc. 2014 Equity Incentive Plan, or the Equity Incentive Plan, which permits us to provide equity-based compensation to our directors, officers, Manager and certain other personnel of our Manager and its affiliates in the form of stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance-based awards, unrestricted stock, LTIP units and other awards. The maximum number of shares of common stock that may be issued under the Equity Incentive Plan, consisting of authorized but unissued shares, is equal to 8.0% of the shares of our common stock issued and outstanding from time to time on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP shares and LTIP units, into shares of common stock).

        Upon completion of this offering, pursuant to the Equity Incentive Plan, we expect to issue and sell an aggregate of            shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. The issuances and sales to our officers and other personnel of our Manager and its affiliates are designed to provide an incentive for the recipient and to align their interests with those of our stockholders and holders of OP shares in connection with the future growth and operation of our business

Internalization Agreement

        We are committed to transition to an internally managed structure. In accordance with the internalization agreement between our operating partnership and the owners of our Manager, dated as of                        , 2014, or the internalization agreement, the owners of our Manager have agreed, subject to the terms and conditions of the internalization agreement, to transfer all of the equity interests they hold in our Manager to us no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015 without additional consideration being paid to the owners of our Manager (other than as described below). Upon the transfer of the equity interests in our Manager, our Manager will become our indirect wholly owned subsidiary and its personnel will become our full time employees. Upon such transfer, our operating partnership will no longer be required to pay the management fee or to reimburse our Manager for expenses under the management agreement. Instead, we will become responsible for our Manager's expenses, including the salary and benefits of our executive officers. Following internalization, we expect to continue to benefit from access to the facilities, infrastructure, resources and employees of Obligo under the shared services agreement the term of which does not expire until the fifth anniversary of the completion of this offering.

        As part of the internalization agreement, we will issue and sell                    class B OP shares to our Manager, its equity owners or their affiliates. These class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our partnership. However, upon completion of the internalization of our management, these class B OP shares will, subject to the conditions described below, have the right to participate fully in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of            % of our shares of common stock and OP shares (not held by us) outstanding as of the date of completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula tied to the adjusted funds from operations, or AFFO, per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares. To the extent that our AFFO per share is greater than $            for such period, all of such class B OP shares will have the right to participate fully in future distributions. To the extent that our AFFO per share is less than $            for such period, such class B OP shares will continue thereafter to have the right to participate only in nominal future distributions. Finally, to the extent that our AFFO per share is greater than $            but less than $            for such period, a pro-rated amount of such class B OP shares will have the right to participate fully in future distributions. Holders of class B OP shares that have the right to fully participate in future distributions following the internalization transaction will also enjoy redemption rights that are comparable to the redemption rights available to the holders of OP shares, as described under "Polar Star Operating Partnership S.C.A. Articles of Incorporation—Exchange of OP Shares."

Conflicts of Interest

        Prior to the internalization of our Manager, we are dependent on our Manager, a majority owned subsidiary of Obligo, for the day-to-day management of our business and properties, and we do not have any independent officers or employees. Our officers and our non-independent directors are employed by Obligo. The ability of our Manager and its investment professionals to engage in other business activities may reduce the time our Manager and its investment professionals spend managing us. During the term of the management agreement, Obligo has agreed to provide us with a right of first offer to purchase any office or industrial property identified by Obligo or its affiliates that fits our investment profile and is located in the Nordics.

Restrictions on Ownership of Our Stock

        In order to assist us in complying with the limitations on the concentration of ownership of REIT stock imposed by the Internal Revenue Code of 1986, as amended, or the Code, among other purposes, our charter generally prohibits any person (other than a person who has been granted an exception, or an excepted holder) from actually, beneficially or constructively owning more than 9.8% by value or number of shares, whichever is more restrictive, of any class or series of our outstanding capital stock. Our charter permits exceptions to be made for stockholders provided our board of directors determines such exceptions will not jeopardize our qualification as a REIT. See "Description of Capital Stock—Restrictions on Ownership and Transfer."

Our U.S. Federal Income Tax Status

        We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock and the amount of our distributions. We believe that we have been organized in conformity with the requirements for qualification as a REIT under the Code and that our intended manner of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. Provided that we qualify as a REIT, we are generally not subject to U.S. federal income tax on our net taxable income (including net capital gains) that we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year and do not qualify for certain statutory relief provisions, we would be subject to U.S. federal income tax at regular corporate rates and may not be able to re-elect to be taxed as a REIT for the four taxable years following the year in which we lost our REIT qualification. Even if we qualify as a REIT, we may be subject to some U.S. federal, state, local and foreign taxes on our income and property, including income, property, transfer and other taxes imposed by the foreign jurisdictions in which our assets are located and foreign withholding tax on earnings that are repatriated from such jurisdictions, and, in certain cases, a 100% penalty tax in the event we sell property as a dealer. Any taxable REIT subsidiaries, or TRSs, that we form could be subject to U.S. federal, state and local income taxes at regular corporate rates if such entities are formed as domestic entities or generate income from U.S. sources or activities connected to the United States, and also will be subject to any applicable foreign taxes. See "Material U.S. Federal Income Tax Considerations."

Distribution Policy

        We intend to make regular quarterly distributions to our stockholders and holders of OP shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We generally intend over time to distribute 100% of our taxable income so as to satisfy the requirements for qualification as a REIT and avoid the payment of corporate level U.S. federal income taxes on our undistributed income. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our earnings and financial conditions. See "Distribution Policy."

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements;

  •
  we are not required to give to our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

  •
  we have elected not to use an extended transition period for complying with new or revised accounting standards, and this election is irrevocable.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates, or issue more than $1 billion of non-convertible debt securities over a three-year period.

Corporate Information

        Our principal executive offices are located at One World Financial Center, Suite 200, New York, New York 10281. Our telephone number is (212) 402-2092. Our website is www.                    .com. The information on our website is not intended to form a part of or be incorporated by reference into this prospectus.

 THE OFFERING

Common stock offered by us	shares(1)
Common stock to be outstanding after this offering	shares(2)
Common stock and OP shares to be outstanding after completion of this offering and the REIT formation transactions	shares of common stock and OP shares(3)
Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $              , or approximately $              if the underwriter's overallotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering as follows:

• approximately $ to purchase the 12 properties that comprise the TRES portfolio;
• approximately $ to repay existing indebtedness, including prepayment penalties; and
• the balance for general corporate and working capital purposes and possible future acquisitions and development activities.

Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

NYSE symbol	"PSRT"

(1)
Excludes up to                shares of common stock that may be issued by us upon exercise of the underwriter's option to purchase additional shares solely to cover overallotments, if any.

(2)
Includes                shares of restricted common stock to be granted to our independent directors under our Equity Incentive Plan. Excludes (i) up to                shares of common stock that may be issued by us upon exercise of the underwriter's overallotment option, (ii)                  shares of common stock that may be issued upon redemption of                OP shares not owned by us, (iii)                  shares of common stock available for future issuance under our Equity Incentive Plan and (iv) shares of common stock that may be issued upon redemption of class B OP shares.

(3)
Includes                shares of restricted common stock to be granted concurrently with this offering to our independent directors under our Equity Incentive Plan and                OP shares to be issued in the REIT formation transactions. Excludes (i)                  shares of common stock that may be issued by us upon exercise of the underwriter's overallotment option, (ii)                 shares of common stock available for future issuance under our Equity Incentive Plan and (iii)                  shares of restricted common stock or equity interests in our operating partnership (including LTIP units) and                class B OP shares to be issued and sold our Manager or its equity owners. The OP shares may, subject to the limits in the Articles of Incorporation of our operating partnership, be exchanged for cash or, at our option, shares of our common stock on a one-for-one basis generally commencing one-year after the date of this prospectus. See "Polar Star Operating Partnership S.C.A. Articles of Incorporation—Exchange of OP Shares."

 SUMMARY FINANCIAL DATA

        The following table shows summary pro forma financial data for our company and historical financial data for our predecessor for the periods indicated. You should read the following summary pro forma and historical financial data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the pro forma and historical financial statements and related notes thereto included elsewhere in this prospectus.

        The following summary selected historical balance sheet data of our predecessor as of December 31, 2012 and 2011 and the historical statements of operations data and cash flows data for the two-year period ended December 31, 2012 have been derived from the audited historical financial statements of our predecessor. The historical balance sheet data of our predecessor as of September 30, 2013 and 2012, and historical statements of operations and cash flows data for the nine-month periods ended September 30, 2013 and 2012 have been derived from the unaudited historical financial statements of our predecessor, which we believe include all adjustments (consisting of normal recurring adjustments) necessary to present the information set forth therein under U.S. GAAP.

        Our unaudited summary pro forma results of operations data and balance sheet data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the REIT formation transactions, this offering, the use of proceeds from this offering and certain related transactions, as of January 1, 2012 for the operating data and as of September 30, 2013 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated nor does it purport to represent our future financial position or results of operations.

	For the nine months ended September 30			For the year ended December 31
	Company Pro Forma	Our Predecessor Historical		Company Pro Forma	Our Predecessor Historical
	2013	2013	2012	2012	2012	2011
	(amounts in thousands, except share and per share data)
Revenues:
Rental revenues	$	$28,137	$26,913	$	$36,002	$36,554
Tenant reimbursements		523	395		711	1,584

Total revenues		28,660	27,308		36,713	38,138

Expenses:
Property operating expense		6,871	6,134		8,860	10,090
Depreciation and amortization		7,166	6,909		9,253	9,662
Administrative expense		1,231	1,179		1,580	1,642
Real estate tax		1,091	1,017		1,248	1,530

Total expenses		16,359	15,239		20,941	22,924

Operating income		12,301	12,069		15,772	15,214
Gains (losses) from financial instruments at fair value		5,657	2,188		3,037	(3,488)
Interest income		240	293		616	737
Interest expense		8,728	8,512		11,378	12,017
Profit before tax from continuing operations		9,470	6,038		8,047	446
Income tax expense		2,092	1,599		360	175
Net income		7,378	4,439		7,687	271
Net profit (loss) attributable to common stockholders		7,378	4,439		7,687	271
Net income attributable to non-controlling interest
Basic and diluted earnings per share		1.12	0.67		1.16	0.04
Comprehensive income, net:
Net income		7,378	4,439		7,687	271
Other comprehensive income (loss):
Foreign currency translation		576	3,029		3,527	(625)
Comprehensive income		7,954	7,468		11,214	(354)
Comprehensive income allocated to non-controlling interest		—	—		—	—
Comprehensive income, attributable to common stockholders		7,954	7,468		11,214	(354)
Pro forma, basic and diluted earnings (loss) per share
Pro forma weighted average common stock outstanding—basic and diluted
Pro forma weighted average common stock and OP Shares outstanding—basic and diluted
Other Data:
Property net operating income (NOI)		12,301			15,772	15,214
FFO(1)		14,544			16,940	9,933
AFFO(2)		8,887			14,752	13,421

	As of September 30		As of December 31
	Company Pro Forma	Our Predecessor Historical	Our Predecessor Historical
	2013	2013	2012	2011
	(amounts in thousands, except share and per share data)
Balance Sheet Data:
Investments in real estate, net	$	$306,108	$307,544	$296,989
Cash and cash equivalents		19,836	21,883	18,254
Total assets		338,764	344,865	331,210
Mortgages, notes and loans payable		235,816	235,312	224,776
Total liabilities		275,338	279,616	272,083
Total shareholders' equity		63,376	65,249	59,127
Total liabilities and equity		338,764	344,865	331,210
Other Data:
Number of Properties	24	3	3	3
Total GLA (sq feet)
Cash flows provided by (used in):
Operating Activities		11,586	12,008	9,724
Financial Activities		(11,977)	(7,777)	(8,109)
Investment Activities		(1,716)	(1,745)	(4,864)

(1)
We compute funds from operations, or FFO, in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations" for a more detailed discussion of FFO and a reconciliation of FFO to our net income.

(2)
We also compute AFFO, which is FFO after a specific and defined supplemental adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted Funds from Operations" for a more detailed discussion of AFFO and a reconciliation of AFFO to FFO.

RISK FACTORS

        An investment in shares of our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occurs, our business, financial condition, liquidity and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you could lose a part or all of your investment.

Risks Related to Our Business

We depend on our tenants for a substantial amount of our revenues. Any failure by such tenants to perform their obligations or renew their leases upon expiration may harm our business, financial condition, liquidity and results of operations.

        Substantially all of our income is derived from rental income from our properties. As a result, our performance depends on our ability to collect rent from our tenants and our tenants' ability to make rental payments to us. Our income and funds available for distribution would be negatively affected if a significant number of our tenants, or any of our major tenants, were to delay lease commencements, decline to extend or renew leases upon expiration, fail to make rental payments when due or close their businesses or declare bankruptcy. Any of these actions could result in the termination of the tenants' lease and the loss of rental income attributable to the terminated lease. In addition, if a tenant defaults on its lease obligations to us, we may experience delays in enforcing our rights as landlord and may incur substantial costs, including litigation and related expenses, in protecting our investment and re-leasing our property.

        As of September 30, 2013, our ten largest tenants occupied approximately 72.0% of the total leased square feet on our properties and represented approximately 72.1% of the base rents attributable to our properties, with PostNord, our largest tenant, accounting for approximately 46.4% of total leased square feet on our properties and approximately 37.8% of the base rents attributable to our properties. Our five largest tenants based on rental revenue, as of September 30, 2013, are PostNord, Mittuniversitet University, Greater Stockholm Public Transport, Swedish National Laboratory of Forensic Science and the Swedish Transport Administration. To the extent that any of our significant tenants experience a downturn in their businesses, their financial condition could be weakened and could result in their failure to make timely rental payments to us or their default under their leases, which could seriously harm our business, financial condition, liquidity and results of operations.

Events or occurrences that affect areas in which our real estate assets are geographically concentrated may impact our business, financial condition, liquidity and results of operations.

        Our operating performance will be impacted by the economic conditions of the specific markets in which we have concentrations of real estate assets. Upon completion of this offering and the REIT formation transactions, all of our properties will be located in Norway and Sweden. As a result of the geographic concentration of properties in these countries, we are particularly exposed to potential downturns in these economies and other changes in local real estate market conditions. In the event of adverse economic or other changes in these countries, our business, financial condition, liquidity and results of operations may be materially and adversely affected.

Our real estate investments are concentrated in office and industrial buildings, making us more vulnerable economically than if our investments were more diversified.

        As a REIT, we will invest primarily in real estate. We selectively own, acquire and manage office and industrial buildings. We are subject to risks inherent in concentrating investments in real estate. The risks resulting from a lack of diversification become even greater as a result of our business strategy to invest primarily in office and industrial buildings. A downturn in the office and industrial building industry or in the commercial real estate industry generally could significantly adversely affect the value of our properties, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock. These adverse effects could be more pronounced than if we diversified our investments outside of real estate or outside of office and industrial buildings.

We may be unable to renew leases or re-lease space as leases expire, which could harm our operating results and ability to make distributions to our stockholders.

        Our properties were approximately 94.8% occupied in terms of gross leasable area as of September 30, 2013. As of September 30, 2013, the weighted average remaining lease term for these properties was 6.5 years. In addition, leases representing approximately 14.0%, 15.6% and 24.3% of our base rent as of September 30, 2013 are scheduled to expire in 2014, 2015 and 2016, respectively. We cannot assure you that our leases will be renewed, or that we will be able to find tenants for vacated space. To the extent that our properties, or portions of our properties, remain vacant for extended periods of time, we may receive reduced or no revenue from such properties. In addition, the sale value of a property could be diminished, because the market value of a particular property depends significantly upon the value of the leases of such property.

        Our business, financial condition, liquidity and results of operations depend upon our ability to maintain and increase occupancy at our properties, while also maintaining or increasing rental rates. Various factors, including competitive pricing pressure in our markets and the current global economic uncertainty, may cause the rental rates that we charge tenants to decline and our ability to maintain our current rental rates or increase those rates in the future may be limited. Rental rates for expiring leases may be higher than those we are able to charge for new leases and we may also be required to offer greater concessions than we have previously. Accordingly, we cannot assure you that our properties will be re-leased at rental rates equal to or above our existing rental rates or that substantial rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options will not be offered to attract new tenants or retain existing tenants. If we are unable to obtain sufficient rental rates across our portfolio, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

We may be required to make significant capital expenditures to improve our properties in order to retain and attract tenants, causing a decline in our financial performance.

        We may be required to make rent or other concessions to tenants, accommodate requests for renovations or other improvements or provide additional services in order to retain tenants whose leases expire and to attract new tenants in sufficient numbers. As a result, we may have to make significant capital or other expenditures. We may need to raise debt or equity financing to make such expenditures, which may not be available on favorable terms, or at all. If we are unable to make required expenditures, we may not be able to retain tenants upon expiration of leases or attract new tenants, which would materially and adversely affect our business, financial condition, liquidity and results of operations.

Our growth will depend to a significant extent upon future acquisitions of real estate assets, and we may be unable to consummate acquisitions on advantageous terms or acquisitions may not perform as we expect.

        Our growth strategy is focused, in part, on the acquisition of real estate assets on favorable terms as opportunities arise. Our ability to acquire real estate assets on favorable terms is subject to the following risks:

  •
  we may be unable to acquire desired properties because of competition from real estate investors with more capital, including real estate funds;

  •
  our Manager may not successfully manage and lease those properties to meet our expectations;

  •
  competition from other potential acquirers may significantly increase the purchase price of a desired property;

  •
  we may be unable to obtain the necessary debt or equity financing to consummate an acquisition on satisfactory terms or at all;

  •
  we may need to spend more than budgeted amounts to develop properties or to make necessary improvements or renovations to potential acquisitions;

  •
  agreements for the acquisition of properties are typically subject to customary conditions to closing, including satisfactory completion of due diligence investigations, and we may spend significant time and money on potential acquisitions that we do not consummate;

  •
  the process of acquiring or pursuing the acquisition of a new property may divert the attention of our Manager's senior management team from our existing business operations;

  •
  we may be unable to quickly and efficiently integrate new acquisitions into our existing operations;

  •
  market conditions may result in higher than expected vacancy rates and lower than expected rental rates;

  •
  we may acquire properties without any recourse, or with only limited recourse, for liabilities, whether known or unknown, such as clean up of environmental contamination, claims by tenants, vendors or other persons against the former owners of the properties and claims for indemnification by general partners, directors, officers and others indemnified by the former owners of the properties; and

  •
  we may acquire real estate assets that do not perform as expected.

We may be unable to successfully expand our operations to new markets, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

        If the opportunity arises, we may explore acquisitions of properties in new markets inside or outside of the Nordics. Each of the risks applicable to our ability to successfully acquire, integrate and operate properties in our current markets may also apply to our ability to successfully acquire, integrate and operate properties in new markets. In addition to these risks, we may not possess the same level of knowledge with respect to market dynamics and conditions of any new market in which we may attempt to expand, which could materially and adversely affect our capacity to expand into and operate in any such markets. We may be unable to obtain the desired returns on our investments in these new markets. If we are not successful in expanding into new markets, our business, financial condition, liquidity and results of operations may be materially and adversely affected.

We may be exposed to risks associated with property development.

        All of our properties are developed properties and therefore we have no current plan to engage in major development, construction or redevelopment activities other than tenant improvements or expansions in the ordinary course. However, we may in the future decide to do so, which would subject us to certain risks that are, in most cases, greater than the risk associated with the acquisition of fully developed and operating properties, including, without limitation:

  •
  significant time lag between commencement and stabilization of operations, subjecting us to greater risks due to fluctuations in the general economy, including global, regional and local economic downturns;

  •
  the availability and timely receipt of regulatory approvals;

  •
  the cost and timely completion of construction (including unanticipated risks beyond our control, such as weather or labor conditions, shortages of materials and construction overruns);

  •
  the availability and pricing of financing on satisfactory terms or at all; and

  •
  the ability to achieve an acceptable level of occupancy and rents upon completion to make the property profitable.

        These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development or redevelopment projects once undertaken, any of which could have a material and adverse effect on our business, financial condition, liquidity and results of operations.

Joint venture investments that we may make could be materially and adversely affected by our lack of sole decision-making authority, our reliance on our joint venture partners' financial condition and disputes between us and our joint venture partners.

        We may co-invest in properties with third parties through partnerships, joint ventures or other entities, acquiring noncontrolling interests in or sharing responsibility for managing the affairs of a property, partnership, joint venture or other entity. In this event, we would not be in a position to exercise sole decision-making authority regarding the property, partnership, joint venture or other entity. Investments through partnerships, joint ventures, or other entities may, under certain circumstances, involve risks not present were a third party not involved, including the possibility that joint venture partners might become bankrupt, fail to fund their share of required capital contributions, make poor business decisions or block or delay necessary decisions. Joint venture partners may have economic or other business interests or goals which are inconsistent with our business interests or goals, and may be in a position to take actions contrary to our policies or objectives. Such investments may also have the potential risk of impasses on decisions, such as a sale, because neither we nor our joint venture partners would have full control over the partnership or joint venture. Disputes between us and our joint venture partners may result in litigation or arbitration that would increase our expenses and prevent our Manager from focusing its time and effort on our business. Consequently, actions by, or disputes with, our joint venture partners might result in subjecting the facilities owned by the partnership or joint venture to additional risk. In addition, we may in certain circumstances be liable for the actions of our joint venture partners.

Because certain of our principal tenants are governmental entities, our properties may have a higher risk of terrorist attack than similar properties leased to non-governmental tenants.

        Because certain of our principal tenants are governmental entities, our properties are presumed to have a higher risk of terrorist attack than similar properties that are leased to non-governmental tenants. Some of our properties could be considered "high profile" targets because of the particular government tenant. Certain losses resulting from terrorist attacks may be uninsurable. Additional terrorism insurance may not be available at a reasonable price or at all.

Fluctuations in the values of the Norwegian Krone, Swedish Krona and the Danish Krone against the U.S. dollar may have a material and adverse effect on our financial performance.

        All of our leases are denominated in Swedish Krona and Norwegian Krone, and we expect that substantially all of our future leases will be denominated in the local currency of the nation in which the underlying property is located. In addition, we expect that a significant portion of our operating expenses will be transacted in local currencies. We also plan to report our results of operations and consolidated financial information in U.S. dollars. In addition, our operating partnership will pay distributions to us and to other holders of OP shares in local currencies, and we will pay distributions to our stockholders in U.S. dollars. As a result, our results of operations as reported in U.S. dollars and our distributions to our stockholders will be impacted by fluctuations in the values of the local currencies in which we conduct our real property business against the U.S. dollar.

Our properties are geographically concentrated in Norway and Sweden, and we will be subject to social, political and economic risks of doing business in these countries or any other country we may own property.

        We conduct our business and our Manager employs a substantial number of people outside of the United States. Circumstances and developments related to international operations that could negatively affect our business, financial condition, liquidity and results of operations include, but are not limited to, the following factors:

  •
  difficulties and costs of staffing and managing operations in the Nordics;

  •
  differing employment practices and labor issues;

  •
  volatility in currencies;

  •
  currency restrictions, which may prevent the transfer of capital and profits to the United States;

  •
  unexpected changes in regulatory requirements and other laws;

  •
  potentially adverse tax consequences;

  •
  the responsibility of complying with multiple and potentially conflicting laws, e.g., with respect to corrupt practices, employment and licensing;

  •
  the impact of regional or country-specific business cycles and economic instability;

  •
  political instability, uncertainty over property rights, civil unrest, political activism or the escalation of terrorist activities;

  •
  foreign ownership restrictions; and

  •
  access to capital may be more restricted, or unavailable on favorable terms or at all in certain locations.

        Our growth also subjects us to certain risks, including risks associated with funding increasing headcount, integrating new offices and establishing effective controls and procedures to regulate the operations of new offices and to monitor compliance with regulations such as the Foreign Corrupt Practices Act and similar laws.

        In addition, our international operations and, specifically, the ability of our non-United States subsidiaries to dividend or otherwise transfer cash among our subsidiaries, including transfers of cash to pay interest and principal on our debt, may be affected by currency exchange control regulations, transfer pricing regulations and potentially adverse tax consequences, among other things.

Insurance on our properties may not adequately cover all losses and uninsured losses could materially and adversely affect us.

        Generally, our tenants will be responsible for the costs of insurance coverage for the properties we lease to them, including for casualty, liability, fire, floods, earthquakes, extended coverage and rental or business interruption loss. However, there are certain risks, such as losses from terrorism, that are not generally insured against, or that are not generally fully insured against, because it is not deemed economically feasible or prudent to do so. In addition, changes in the cost or availability of insurance could expose us to uninsured casualty losses. Under certain circumstances insurance proceeds may not be sufficient to restore our economic position with respect to an affected property, and we could be materially and adversely affected. Furthermore, we do not have any insurance designated to limit any losses that we may incur as a result of known or unknown environmental conditions which are not caused by an insured event.

Certain of our properties may be subject to natural or other disasters, which could cause significant damage to our properties and materially and adversely affect our business, financial condition, liquidity and results of operations.

        Certain of our properties are located in areas which are more susceptible to, and could be significantly affected by, natural disasters that could cause significant damage to our properties. If we experience a loss, due to such natural disasters or other relevant factors, that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future revenue from those properties, which could materially and adversely affect our business, financial condition, liquidity and results of operations.

Contingent or unknown liabilities could materially and adversely affect our business, financial condition, liquidity and results of operations.

        As part of the REIT formation transactions, we will assume certain existing liabilities of the properties comprising our initial portfolio, some of which may be unknown or unquantifiable at the time their acquisition is consummated. Unknown liabilities might include liabilities for cleanup or remediation of undisclosed environmental conditions beyond the scope of our environmental insurance coverage, claims of tenants, sellers or other persons, and accrued but unpaid liabilities, whether incurred in the ordinary course of business or otherwise.

        Although we performed a legal due diligence review in connection with our acquisition of each of our properties, this review did not include certain procedures designed to detect unknown liabilities including, without limitation, reviews of occupancy certification and environmental conditions. We are subject to the risk that we will assume, as part of the REIT formation transactions, existing unknown liabilities with respect to these properties, which were not detected during the diligence procedures.

        In addition, we may in the future acquire properties, subject to liabilities and without any recourse, or with only limited recourse, with respect to unknown liabilities. As a result, if a claim were asserted against us based on ownership of any of these properties, we may have to pay substantial amounts to defend or settle the claim. If the magnitude of such unknown liabilities is high, individually or in the aggregate, our business, financial condition, liquidity and results of operations would be materially and adversely affected.

Risks Related to the Real Estate Industry

Our assets may be subject to impairment charges.

        We will periodically evaluate our real estate investments and other assets for impairment indicators. The judgment regarding the existence of impairment indicators is based upon factors such as market conditions, tenant performance and legal structure. For example, the termination of a lease by a major tenant may lead to an impairment charge. If we determine that an impairment has occurred, we would be required to make an adjustment to the net carrying value of the asset which could have an adverse effect on our results of operations and FFO in the period in which the impairment charge is recorded.

Our financial performance and the value of our real estate assets are subject to general economic conditions and risks associated with such assets.

        Real estate assets are subject to various risks and fluctuations and cycles in demand and value, many of which are beyond our control. If our real estate assets do not generate sufficient income to meet operating expenses, including debt service, management and property administration fees and capital expenditures, then our financial performance will be materially and adversely affected. In addition, there are significant expenditures associated with an investment in real estate assets (such as debt payments, real estate taxes and maintenance costs) that generally do not decline when adverse business, economic or other circumstances reduce rental income. Income from and the value of our real estate assets may be materially and adversely affected by:

  •
  weakening of global or Nordic economic conditions, including as a result of the recent global economic uncertainty;

  •
  reduction in the attractiveness of our properties to existing or potential tenants;

  •
  financial condition of our existing tenants;

  •
  changes in supply of or demand for similar or competing properties;

  •
  greater-than-expected tenant turnover;

  •
  vacancies or our inability to rent space on favorable terms, or at all;

  •
  inability to collect rents from tenants, including as a result of financial difficulties or lease defaults by our tenants;

  •
  increase in interest rates or reduction in the availability of financing on attractive terms, which may render the purchase or sale of properties difficult, unattractive or impossible;

  •
  increases in operating costs and expenses without an ability to increase rents so as to offset such increases;

  •
  increase in costs of compliance with governmental regulations, including due to changes in tax, environmental and other local laws;

  •
  an inability to provide or arrange adequate property maintenance;

  •
  increases in the cost or reduction in the availability of insurance;

  •
  changes in laws, regulations and governmental policies, including, without limitation, tax, environmental and safety laws, governmental fiscal policies, and changes in enforcement thereof;

  •
  competition from other real estate investors with significant capital, including real estate funds;

  •
  unanticipated increases in costs associated with known or unknown adverse environmental conditions; and

  •
  general overbuilding or excess supply in our target markets.

        Our business, financial condition, liquidity and results of operations may also be affected by adverse economic developments, including the current fiscal crisis in the European Union, which may result in an economic slow-down in the Nordics as a whole or in the local markets where our properties may be located.

        In addition, to the extent we purchase real estate assets in an unstable market, we are subject to the risk that if the real estate market ceases to attract the same level of demand, or the number of companies seeking to acquire real estate assets decreases, our rental income may be materially and adversely affected or the value of our investments may not appreciate or may decrease significantly. The length and severity of any economic slow-down or downturn cannot be predicted, and our financial performance could be materially and adversely affected to the extent that an economic slow-down or downturn is prolonged or becomes severe.

Actions by our competitors may decrease, or prevent increases in, the occupancy and rental rates of our properties or may affect our ability to grow our portfolio.

        We compete with other owners, operators and developers of real estate properties in the Nordics, some of which own properties similar to ours in markets in which our properties are located. We may increasingly find ourselves in competition with large institutions that have greater resources than us or that may be able or willing to accept more risk than we can prudently manage. In addition, new real estate investment vehicles may enter the market, also seeking to take advantage of the tax advantages of investing in real estate through REITs or similar vehicles, which could significantly increase competitive pressures with respect to real estate activities in the Nordics. Some of our competitors may have greater financial resources than we do and may be able or willing to accept more risk than we are. In the future, competition from these entities may reduce the number of suitable investment opportunities available to us or increase the bargaining power of property owners seeking to sell. If our competitors offer space at rental rates below current market rates or below the rental rates we charge our tenants, we may lose tenants, and we may be pressured to reduce our rental rates in order to retain tenants. In addition, some competing properties may be newer, better located or otherwise more attractive than ours. As a result, our business, financial condition, liquidity and results of operations could be materially and adversely affected.

Real estate investments are not as liquid as other types of investments, which may reduce returns to investors.

        Real estate investments are not as liquid as other types of investments, and this lack of liquidity may limit our ability to react promptly to changes in economic, market or other conditions. Therefore, our ability at any time to sell assets may be restricted and this lack of liquidity may limit our ability to make changes to our portfolio promptly, which could materially and adversely affect our financial performance. In addition, in order to qualify as a REIT and maintain our REIT status, we may not be able to sell properties when we would otherwise choose to do so, due to market conditions or changes in our strategic plan.

        While our business objectives consist primarily of acquiring and deriving operating income from real estate assets, we expect that at times we will deem it appropriate or desirable to sell or otherwise dispose of certain of our real estate assets. Our ability to dispose of real estate assets on advantageous terms depends on factors beyond our control, including competition from other sellers, demand from potential buyers and the availability of attractive financing for potential buyers. We cannot predict the various market conditions affecting real estate investments which will exist at any particular time in the future. Due to the uncertainty of market conditions which may affect the future disposition of our real estate assets, we cannot assure you that we will be able to sell our real estate assets at a profit in the future. Accordingly, the extent to which we will realize potential appreciation on our real estate investments will be dependent upon fluctuating real estate market conditions. Furthermore, we may be required to make expenditures to correct defects or to make improvements before a property can be sold and we cannot assure you that we will have funds available to correct such defects or to make such improvements.

We own three properties subject to ground leases that expose us to the loss of such properties upon breach or termination of the ground leases.

        We own three properties through leasehold interests in the land underlying the buildings and we may acquire additional buildings in the future that are subject to similar ground leases. These three properties represent approximately 21.1% of our total net rentable square feet. As lessee under a ground lease, we are exposed to the possibility of losing the property upon termination, or an earlier breach by us, of the ground lease, which may have a material adverse effect on our business, financial condition and results of operations, our ability to make distributions to our stockholders and the trading price of our common stock.

Risks Related to our Financing

Our growth depends on external sources of capital, which may not be available on favorable terms or at all.

        We intend to grow through acquiring real estate assets, which we intend to finance largely through new debt or equity funding. We may not be in a position to take advantage of attractive investment opportunities for growth if we are unable, due to global or regional economic uncertainty or otherwise, to access capital markets on a timely basis and on favorable terms or at all.

        Our access to capital will depend upon a number of factors over which we have little or no control, including general market conditions and the market's perception of our current and potential future earnings. The availability of debt financing may be limited within the Nordics, and general rates and terms for debt financing may not be competitive with those of other countries such as the United States. According to Colliers International, or Colliers, an international commercial real estate services organization and industry analyst, property investors in the Nordics need to demonstrate sound financial positions to access debt. Additionally, in Denmark, local lenders are reportedly still constrained by pre-stipulated aggregate levels of exposure to the property sector. According to DTZ, an international real estate advisor and industry analyst, while financing for real property is stabilizing, in Sweden the pricing is still disadvantageous compared to that of the United States. In addition, domestic and international financial markets have exhibited substantial volatility and instability since the global financial crisis of 2008-2009, and the global economy continues to exhibit substantial uncertainty as a result of factors such as the fiscal crisis in the European Union. If general economic instability or downturn leads to an inability to borrow at attractive rates or at all, our ability to obtain capital to finance the purchase of real estate assets could be negatively impacted. In addition, financial covenants under credit facilities of other indebtedness may restrict our operational flexibility and our ability to grow our business, through acquisitions or otherwise, by means of debt financing.

        If we are unable to obtain capital on terms and conditions that we find acceptable, we likely will have to reduce the number of properties we can purchase and the levered return on the properties we do purchase may be lower. In addition, our ability to refinance all of our debt, on acceptable terms or at all, is subject to all of the above factors, and will also be affected by our future financial position, results of operations and cash flows, which additional factors are also subject to significant uncertainties, and therefore we may be unable to refinance our debt, as it matures, on acceptable terms or at all. All of these events would have a material adverse effect on our business, financial condition, liquidity and results of operations.

Our outstanding indebtedness upon completion of this offering reduces cash available for distribution and may expose us to the risk of default under our debt obligations.

        Upon completion of this offering and deployment of proceeds, we anticipate our total consolidated indebtedness will be approximately $                         million (based on September 30, 2013 pro forma outstanding balances), and we may incur significant additional debt to finance future acquisition activities.

        Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to satisfy the requirements for REIT qualification. Our level of debt and the limitations imposed on us by our debt agreements could have significant material and adverse consequences, including the following:

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  our cash flow may be insufficient to meet our required principal and interest payments;

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  we may be unable to borrow additional funds as needed or on favorable terms, or at all;

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  we may be unable to refinance our indebtedness at maturity or the refinancing terms may be less favorable than the terms of our original indebtedness;

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  to the extent we borrow debt that bears interest at variable rates, increases in interest rates could materially increase our interest expense;

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  we may be forced to dispose of one or more of our properties, possibly on disadvantageous terms;

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  we may default on our obligations or violate restrictive covenants, in which case the lenders or mortgagees may accelerate our debt obligations, foreclose on the properties that secure their loans and take control of our properties that secure their loans and collect rents and other property income;

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  we may violate restrictive covenants in our loan documents, which would entitle the lenders to accelerate our debt obligations; and

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  our default under any one of our mortgage loans with cross default provisions could result in a default on other indebtedness.

        If any one of these events were to occur, our financial condition, results of operations, cash flow, per share trading price of our common stock and our ability to satisfy our principal and interest obligations and to make distributions to our stockholders could be materially and adversely affected.

Increases in interest rates could increase the amount of our debt payments and materially and adversely affect our business, financial condition, liquidity and results of operations.

        We expect to have approximately $                         million in indebtedness with variable interest rates outstanding upon completion of this offering and the deployment of the expected proceeds of this offering. In addition, we may in the future enter into credit facilities or otherwise incur additional indebtedness with variable interest rates. Therefore, increases in interest rates, if not completely and effectively hedged, may increase our interest payments. In addition, if we need to repay existing debt during periods of rising interest rates, we may be required to incur additional indebtedness at higher rates. Increased interest payments reduce our ability to make distributions and reduce funds available to carry out our activities or pursue business opportunities.

We do not have a formal policy limiting the amount of debt we may incur. Our board of directors may change our leverage policy without stockholder approval.

        Although we are not required to maintain any particular leverage ratio, the amount of leverage we may employ for particular assets will depend upon the availability of particular types of financing and our assessment of the credit, liquidity, price volatility and other risks of those assets and financing counterparties. We currently intend to limit our borrowings so that our enterprise-wide loan-to-value ratio does not exceed 55%. However, our charter does not limit the amount of indebtedness we can incur and our board of directors has discretion to deviate from or change our leverage policy at any time, which could result in an investment portfolio with a different risk profile than contemplated in this prospectus.

We expect that any future indebtedness may contain covenants that restrict our operations and may inhibit our ability to grow our business and increase revenues.

        We expect that any future indebtedness may contain restrictions, covenants, and representations and warranties that, among other things, may require us to satisfy specified financial, asset quality, loan eligibility and loan performance tests. If we fail to meet or satisfy any of these covenants or representations and warranties, we would be in default under these agreements and our lenders could elect to declare all amounts outstanding under the agreements to be immediately due and payable, enforce their respective interests against collateral pledged under such agreements and restrict our ability to make additional borrowings. The covenants and restrictions we expect in any future indebtedness may restrict our ability to, among other things:

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  incur or guarantee additional debt;

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  make certain investments, originations or acquisitions;

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  make distributions on or repurchase or redeem our capital stock;

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  engage in mergers or consolidations;

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  reduce liquidity below certain levels;

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  grant liens;

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  incur operating losses for more than a specified period; and

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  enter into transactions with affiliates.

        These restrictions may interfere with our ability to obtain financing, or to engage in other business activities, which may significantly limit or harm our business, financial condition, liquidity and results of operations. A default and resulting repayment acceleration could significantly reduce our liquidity, which could require us to sell our assets to repay amounts due and outstanding.

Our hedging strategies may not be successful in mitigating our risks associated with interest rates and could reduce the overall returns on your investment.

        Subject to satisfying the requirements for qualification as a REIT, we may use derivative financial instruments to provide a level of protection against interest rate fluctuation risks, but no hedging strategy can protect us completely. Hedging instruments involve risks, such as the risk that the counterparties may fail to honor their obligations under these arrangements and that these arrangements may not be effective in reducing our exposure to interest rate changes. In addition, the nature and timing of hedging transactions may influence the effectiveness of our hedging strategies. Poorly designed strategies or improperly executed transactions could instead have the effect of increasing our risk and losses. Moreover, hedging strategies involve transaction and other costs. We cannot assure you that our hedging strategy and the derivatives that we use will adequately offset the risk of interest rate volatility or that our hedging transactions will not result in losses that may reduce the overall return on your investment.

Risks Relating to Regulation

Our properties will be subject to extensive regulations, which may result in significant costs and materially and adversely affect our business, financial condition, liquidity and results of operations.

        Our properties will be subject to various local laws and regulatory requirements. Local property regulations may restrict the use of properties we acquire and may require us to obtain approval from local authorities with respect to our properties, including prior to acquiring a property or when developing or undertaking renovations. Among other things, these restrictions may relate to the use of water and the discharge of waste water, fire and safety, seismic conditions, asbestos-cleanup or hazardous material abatement requirements. We cannot assure you that existing regulatory policies will not materially and adversely affect us or the timing or cost of any future acquisitions, developments or renovations, or that additional regulations will not be adopted that would increase such delays or result in additional costs. Our failure to obtain such regulatory approvals could have a material adverse effect on our business, financial condition, liquidity and results of operations.

Compliance with environmental laws could materially increase our operating expenses.

        There may be environmental conditions associated with our properties of which we are unaware. If environmental contamination exists on our properties, we could become subject to liability for the contamination. The presence of hazardous substances on a property may materially and adversely affect our ability to sell the property and we may incur substantial remediation costs. In addition, although we may in certain circumstances require in our leases that tenants operate in compliance with all applicable laws and indemnify us against any environmental liabilities arising from a tenant's activities on the property, we could nonetheless be subject to liability by virtue of our ownership interest and we cannot be sure that our tenants would satisfy their indemnification obligations to us. Such environmental liability exposure associated with our properties could harm our business, financial condition, liquidity and results of operations.

Compliance or failure to comply with certain rules on accessibility for disabled persons under the Norwegian Planning and Building Act, the Swedish Planning and Building Act and under the Danish Buildings Act and other similar regulations could result in substantial costs.

        Under the Norwegian Planning and Building Act, the Swedish Planning and Building Act and the Danish Buildings Act (including regulations based on such acts), places of public accommodation and working buildings, including outdoor areas, must meet certain requirements related to access and use by disabled persons. Noncompliance could result in injunctions, the imposition of fines or the award of damages to injured parties. In Sweden and Denmark, relevant authorities may, at the property owner's cost, have certain measures carried out so that the real estate complies with relevant requirements. In Norway severe cases of noncompliance may also be subject to criminal prosecution. If we are required to make unanticipated expenditures to comply with accessibility laws and regulations in relation to our properties our cash flows and the amounts available for distributions to our stockholders may be materially and adversely affected. Even though we believe that our properties are currently in material compliance with these regulatory requirements, the requirements may change, or new requirements may be imposed, that could require significant unanticipated expenditures by us that will affect our cash flows and results of operations.

Because we expect to distribute substantially all of our taxable income to our stockholders, we will need additional capital to finance our growth and such capital may not be available on favorable terms or at all.

        We may need additional capital to fund our growth. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. Because we intend to grow our business, this limitation may require us to incur additional debt or raise additional equity at a time when it may be disadvantageous to do so. We cannot assure you that debt and equity financing will be available to us on favorable terms, or at all, and debt financings may be restricted by the terms of any of our outstanding borrowings. If additional funds are not available to us, we could be forced to curtail or cease new asset originations and acquisitions, which could have a material adverse effect on our business, financial condition, liquidity and results of operations.

The preparation of our financial statements involves use of estimates, judgments and assumptions, and our financial statements may be materially affected if our estimates prove to be inaccurate.

        Financial statements prepared in accordance with U.S. GAAP, require the use of estimates, judgments and assumptions that affect the reported amounts. Different estimates, judgments and assumptions reasonably could be used that would have a material effect on the financial statements, and changes in these estimates, judgments and assumptions are likely to occur from period to period in the future. Significant areas of accounting requiring the application of management's judgment include, but are not limited to determining the fair value of our assets. These estimates, judgments and assumptions are inherently uncertain and, if they prove to be wrong, then we face the risk that charges to income will be required. In addition, because we are a newly formed entity formed in connection with the REIT formation transactions, we have in some of these areas limited experience in making these estimates, judgments and assumptions and the risk of future charges to income may be greater than if we had more experience in these areas. Any such charges could significantly harm our business, financial condition, results of operations and the price of our securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies" for a discussion of the accounting estimates, judgments and assumptions that we believe are the most critical to an understanding of our business, financial condition and results of operations.

Our auditors, like other independent registered public accounting firms operating in Sweden, are not permitted to be subject to inspection by the Public Company Accounting Oversight Board, and as such, investors may be deprived of the benefits of such inspection.

        Our independent registered public accounting firm, as an auditor of companies that are traded publicly in the United States and firms registered with the Public Company Accounting Oversight Board, or PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with SEC rules and PCAOB professional standards. Because our auditor is a registered public accounting firm in Sweden, a jurisdiction where the PCAOB is currently unable under Swedish law to conduct inspections absent the appropriate change in domestic law and pending the mutual agreement between the PCAOB and the Swedish authorities, our auditor, like other independent registered public accounting firms in Sweden, is currently not inspected by the PCAOB.

        Inspections of audit firms that the PCAOB has conducted, where allowed, have identified deficiencies in those firms' audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The lack of PCAOB inspections in Sweden prevent the PCAOB from regularly evaluating our auditor's audits and quality control procedures. As a result, the inability of the PCAOB to conduct inspections of auditors in Sweden may deprive investors of the benefits of PCAOB inspections.

Risks Related to Our Organization and Structure

We are dependent on our Manager and its key personnel for our success.

        We have no separate facilities and are completely reliant on our Manager, a majority owned subsidiary of Obligo. Until we complete our internalization transaction by no later than December 31, 2015, our executive officers will be employed by Obligo and we will have no employees other than nine employees who perform services at certain of our properties. Accordingly, until we internalize our management our success will depend to a significant extent upon the efforts, experience, diligence, skill and network of business contacts of the senior management team of our Manager; therefore, our success will depend on their continued service. The departure of any of the executive officers or key personnel of our Manager could have a material adverse effect on our performance. In addition, we offer no assurance that our Manager will remain our manager or that we will continue to have access to our Manager's senior management team. If the management agreement is terminated and no suitable replacement is found to manage our operating partnership, we may not be able to execute our business plan. Moreover, our Manager is not obligated to dedicate certain of its personnel exclusively to us nor is it obligated to dedicate any specific portion of its time to our business, and none of our Manager's personnel are contractually dedicated to our operating partnership under the management agreement.

There are conflicts of interest in our relationship with our Manager and Obligo, which could result in decisions that are not in the best interests of our stockholders.

        We are subject to conflicts of interest arising out of our relationship with Obligo and our Manager. Certain of Obligo's executive officers serve on our board of directors and several of Obligo's executive officers and employees are officers of our Manager and us. Specifically, each of our executive officers also serves as an executive officer or an employee of our Manager or Obligo, as the case may be. Our Manager and our executive officers may have conflicts between their duties to us and their duties to, and interests in, Obligo or our Manager. Our Manager is not required to devote a specific amount of time to our operations. Further, during turbulent conditions in the real estate industry, distress in the credit markets or other times when we will need focused support and assistance from our Manager, other entities for which Obligo also acts as an investment manager will likewise require greater focus and attention, placing our Manager's personnel and resources in high demand. In such situations, we may not receive the necessary support and assistance we require or would otherwise receive if we were internally managed or if Obligo did not act as an investment manager for other entities.

        During the term of the management agreement, our operating partnership will pay our Manager substantial management fees regardless of the performance of our portfolio. Our Manager's entitlement to a management fee that is not based upon performance metrics or goals, might reduce its incentive to devote its time and effort to seeking investments that provide attractive risk-adjusted returns for our portfolio. This in turn could hurt both our ability to make distributions to our stockholders and the market price of our common stock.

Investors will not have an ability to evaluate our future investments and our past performance is not an indication of our future success.

        Beyond our initial portfolio, investors will have no opportunity to evaluate the terms of transactions or other economic or financial data concerning our future investments. You must rely entirely on the management ability of our Manager or our executive management team after we internalize our management structure and the oversight of our board of directors. The historical performance of properties managed by Obligo, our Manager's parent, may not be indicative of our future performance.

When we internalize our management functions, the percentage of our outstanding common stock owned by our other stockholders could be reduced and we could incur other significant costs associated with being self-managed.

        We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. There is no assurance that internalizing our management functions will be beneficial to us or our stockholders. There is also no assurance that the key employees of our Manager who perform services for us would elect to work directly for us, instead of remaining with our Manager, Obligo or another affiliate of Obligo. The internalization of our management structure could also result in dilution of your interests as a stockholder and could reduce earnings per share and FFO per share. Additionally, we may not realize the perceived benefits of internalizing our management or we may not be able to properly integrate a new staff of managers and employees. Internalization transactions have also in the past involved litigation. Even if litigation claims are without merit, we could be forced to spend significant amounts of money defending them, which would reduce the amount of funds available for us to invest in properties or other investments and to pay distributions. All of these factors could have a material adverse effect on our results of operations, financial condition and our ability to pay distributions.

Our board of directors will approve very broad investment guidelines for our Manager and will not approve each decision made by our Manager.

        Our Manager will be authorized to follow very broad investment guidelines. Our board of directors will periodically review our investment guidelines and our portfolio but will not, and will not be required to, review all of our proposed investments. Our Manager will have great latitude within the broad parameters of our investment guidelines in determining the assets it may decide are proper investments for us, which could result in investment returns that are substantially below expectations or that result in losses, which would materially and adversely affect our business operations and results.

We have no experience operating our business as a REIT.

        We have no experience operating, and our Manager and its personnel do not have any experience managing, a publicly-traded Maryland corporation operating so as to qualify as a REIT for U.S. federal income tax purposes. The US securities laws and regulations and the REIT rules and regulations are highly technical and complex and the failure to comply with these rules and regulations could force us to pay additional taxes, interest or penalties. The inexperience of our Manager and its personnel with respect to managing a public Maryland corporation operating so as to qualify as a REIT may hinder its ability to achieve our objectives or result in our failure to comply with applicable regulatory requirements under U.S. federal income tax law or payment of additional taxes and penalties. As a result, we cannot assure you that we will be able to successfully maintain our compliance with applicable regulations.

Certain provisions of Maryland law could inhibit changes in control.

        Certain provisions of the MGCL may have the effect of deterring a third party from making a proposal to acquire us or of impeding a change in control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of our common stock. We are subject to the "business combination" provisions of the MGCL that, subject to limitations, prohibit certain business combinations (including a merger, consolidation, statutory share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities) between us and an "interested stockholder" (defined generally as any person who beneficially owns 10% or more of our then outstanding voting stock or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting stock) or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder. After the five-year prohibition, any business combination between us and an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by holders of outstanding shares of our voting stock and (ii) two-thirds of the votes entitled to be cast by holders of our voting stock other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder. These super-majority vote requirements do not apply if, among other conditions, our common stockholders receive a minimum price, as defined under the MGCL, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares. These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has by resolution exempted business combinations between us and (i) any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), (ii) real estate investment vehicles managed by Obligo, including our predecessor and its affiliates and associates as part of the REIT formation transactions and (iii) persons acting in concert with any of the foregoing. As a result, any person described in the preceding sentence may be able to enter into business combinations with us that may not be in the best interests of our stockholders, without our compliance with the supermajority vote requirements and other provisions of the statute. There can be no assurance that our board of directors will not amend or revoke the exemption at any time.

        The "control share" provisions of the MGCL provide that, subject to certain exceptions, a holder of "control shares" of a Maryland corporation (defined as shares which, when aggregated with all other shares controlled by the stockholder (except solely by virtue of a revocable proxy), entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a "control share acquisition" (defined as the direct or indirect acquisition of ownership or control of issued and outstanding "control shares") has no voting rights with respect to such shares except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding votes entitled to be cast by the acquiror of control shares, our officers and our personnel who are also our directors. Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There can be no assurance that this provision will not be amended or eliminated at any time in the future.

        The "unsolicited takeover" provisions of Title 3, Subtitle 8 of the MGCL permit our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses, some of which (for example, a classified board) we do not yet have. Our charter contains a provision whereby we have elected to be subject to the provisions of Title 3, Subtitle 8 of the MGCL, pursuant to which our board of directors has the exclusive power to fill vacancies on our board of directors. These provisions may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide the holders of shares of common stock with the opportunity to realize a premium over the then current market price. See "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Business Combinations," "—Control Share Acquisitions" and "—Subtitle 8."

Our authorized but unissued shares of common and preferred stock may prevent a change in our control.

        Our charter permits our board of directors to authorize us to issue additional shares of our authorized but unissued common or preferred stock. In addition, our board of directors may, without stockholder approval, amend our charter to increase the aggregate number of our shares of stock or the number of shares of stock of any class or series that we have the authority to issue and classify or reclassify any unissued shares of common or preferred stock and set the terms of the classified or reclassified shares. As a result, our board of directors may establish a series of shares of common or preferred stock that could delay or prevent a transaction or a change in control that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

        Our charter limits the liability of our present and former directors and officers to us and our stockholders for money damages to the maximum extent permitted under Maryland law. Under Maryland law, our present and former directors and officers will not have any liability to us or our stockholders for money damages other than liability resulting from:

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  actual receipt of an improper benefit or profit in money, property or services; or

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  active and deliberate dishonesty by the director or officer that was established by a final judgment and was material to the cause of action adjudicated.

        Our charter authorizes us to indemnify our directors and officers for actions taken by them in those and other capacities to the maximum extent permitted by Maryland law. Our bylaws require us to indemnify each present and former director or officer, and each person who served any predecessor of our company, including our predecessor, in a similar capacity, to the maximum extent permitted by Maryland law, in connection with the defense of any proceeding to which he or she is made, or threatened to be made, a party or a witness by reason of his or her service to us or our predecessor. In addition, we may be obligated to pay or reimburse the expenses incurred by such persons in connection with any such proceedings without requiring a preliminary determination of their ultimate entitlement to indemnification. See "Certain Provisions of Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability."

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

        Our charter provides that, subject to the rights of holders of any series of preferred stock, a director may be removed with or without cause upon the affirmative vote of holders of at least two-thirds of the votes entitled to be cast generally in the election of directors. Upon completion of this offering, vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

Ownership limitations may restrict change of control or business combination opportunities in which our stockholders might receive a premium for their shares.

        In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a REIT has been made). To assist us in preserving our REIT qualification, among other purposes, our charter generally prohibits any person from directly or indirectly owning more than 9.8% by value or number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. These ownership limits could have the effect of discouraging a takeover or other transaction in which holders of our common stock might receive a premium for their shares over the then prevailing market price or which holders might believe to be otherwise in their best interests.

We expect to become subject to financial reporting and other requirements for which our accounting, internal audit and other management systems and resources may not be adequately prepared.

        Following this offering, we will become subject to reporting and other obligations under the Securities Exchange Act of 1934, as amended, or the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act. Section 404 requires annual management assessments of the effectiveness of our internal controls over financial reporting and, after we are no longer an "Emerging Growth Company" for purposes of the JOBS Act, our independent registered public accounting firm to express an opinion on the effectiveness of our internal controls over financial reporting. To the extent applicable, these reporting and other obligations place or will place significant demands on our management, administrative, operational, internal audit and accounting resources and will cause us to incur significant expenses. We may need to upgrade our systems or create new systems; implement additional financial and management controls, reporting systems and procedures; expand or outsource our internal audit function; and hire additional accounting, internal audit and finance staff. If we are unable to accomplish these objectives in a timely and effective fashion, our ability to comply with the financial reporting requirements and other rules that apply to reporting companies could be impaired. We expect to have in place accounting, internal audit and other management systems and resources that will allow us to maintain compliance with the requirements of the Sarbanes-Oxley Act either at the time of the completion of this offering or at the end of any phase-in periods following the completion of this offering permitted by the NYSE, the SEC and the JOBS Act. Any failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Pursuant to the recently enacted JOBS Act, we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies for so long as we are an "emerging growth company."

        We are an "emerging growth company" as defined in the JOBS Act and we are eligible to take advantage of certain specified reduced disclosure and other requirements that are otherwise generally applicable to public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions for up to five years or such earlier time that we are no longer an "emerging growth company." We would cease to be an "emerging growth company" if we have more than $1 billion in annual gross revenues, we have more than $700 million in market value of our common stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three-year period. If we do take advantage of any or all of these exceptions, we cannot predict if some investors will find our common stock less attractive because we will rely on these exemptions. If we do take advantage of any or all of these exemptions, we do not know if some investors will find our common stock less attractive as a result. The result may be a less active trading market for our common stock and our stock price may be more volatile.

Risks Related to Our Common Stock

There is no public market for our common stock and a market may never develop which could cause our common stock to trade at a discount and make it difficult for holders of our common stock to sell their shares.

        Shares of our common stock are newly-issued securities for which there is no established trading market. We intend to apply to have our common stock listed on the NYSE. However, there can be no assurance that an active trading market for our common stock will develop, or if one develops, be maintained. Accordingly, no assurance can be given as to the ability of our stockholders to sell their common stock or the price that our stockholders may obtain for their common stock.

        Some of the factors that could negatively affect the market price of our common stock include:

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  our actual or projected operating results, financial condition, cash flows and liquidity or changes in business strategy or prospects;

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  actual or perceived conflicts of interest with individuals, including our Manager's senior management team;

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  our ability to acquire our target assets on preferable terms or at all;

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  equity issuances by us, or share resales by our stockholders, or the perception that such issuances or resales may occur;

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  actual or anticipated accounting problems;

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  publication of research reports about us or the real estate industry in the Nordics;

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  changes in market valuations of similar companies;

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  adverse market reaction to any increased indebtedness we may incur in the future;

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  interest rate changes;

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  additions to or departures of our Manager's senior management team;

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  speculation in the press or investment community;

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  our failure to meet, or the lowering of, our earnings estimates or those of any securities analysts;

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  changes in governmental policies, regulations or laws;

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  failure to qualify, or maintain our qualification, as a REIT;

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  price and volume fluctuations in the stock market generally; and

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  general market and economic conditions, including the current state of the credit and capital markets.

        Market factors unrelated to our performance could also negatively impact the market price of our common stock. One of the factors that investors may consider in deciding whether to buy or sell our common stock is our distribution rate as a percentage of our stock price relative to market interest rates. If market interest rates increase, prospective investors may demand a higher distribution rate or seek alternative investments paying higher dividends or interest. As a result, interest rate fluctuations and conditions in capital markets can affect the market value of our common stock.

Common stock and preferred stock eligible for future sale may have material and adverse effects on our share price.

        Subject to applicable law, our board of directors, without stockholder approval, may authorize us to issue additional authorized and unissued shares of common stock and preferred stock on the terms and for the consideration it deems appropriate. In addition, we will issue                shares of our common stock in this offering and our operating partnership will issue                OP shares in connection with the REIT formation transactions. We have granted registration rights to those persons who will receive common stock (including common stock issuable upon exchange of OP shares) in the REIT formation transactions.

        We will bear the expenses incident to these registration requirements except that we will not bear the costs of (i) any underwriting fees, discounts or commissions, (ii) out-of-pocket expenses of the persons exercising the registration rights or (iii) transfer taxes.

        We cannot predict the effect, if any, of future sales of our common stock or the availability of shares for future sales, on the market price of our common stock. The market price of our common stock may decline significantly when the restrictions on resale by certain of our stockholders lapse. Sales of substantial amounts of common stock or the perception that such sales could occur may materially and adversely affect the prevailing market price for our common stock.

We cannot assure you of our ability to make distributions in the future. We may be required to borrow funds to make distributions.

        We intend to make regular quarterly distributions to our stockholders and holders of OP shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We generally intend over time to distribute 100% of our taxable income so as to satisfy the requirements for qualification as a REIT and avoid the payment of corporate level U.S. federal income taxes on our undistributed income. Any distributions we make will be at the direction of our board of directors and will depend upon a number of factors, including our earnings and financial conditions. If sufficient cash is not available for distribution from our operations, we may have to fund distributions from working capital or to borrow to provide funds for such distribution, or to reduce the amount of such distribution. See "Distribution Policy." However, we have no intention to use the net proceeds from this offering to make distributions. We cannot assure you that distributions will be made or sustained. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions and other factors that could differ materially from our current expectations.

The market price of our common stock could be materially and adversely affected by our level of cash distributions.

        The market value of the equity securities of a REIT is based primarily upon the market's perception of the REIT's growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is secondarily based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flow for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market's expectations with regard to future earnings and cash distributions likely would materially and adversely affect the market price of our common stock.

Future offerings of debt or preferred equity securities, which may rank senior to our common stock, may materially and adversely affect the market price of our common stock.

        If we decide to issue debt securities in the future, which would rank senior to our common stock, it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any preferred equity securities or convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of our common stock and may result in dilution to owners of our common stock. We and, indirectly, our stockholders will bear the cost of issuing and servicing such securities. Because our decision to issue debt or preferred equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock will bear the risk of our future offerings reducing the market price of our common stock and diluting the value of their stock holdings in us.

Risks Related to Our Taxation as a REIT

Our failure to qualify or remain qualified as a REIT would subject us to U.S. federal income tax and applicable state and local taxes, which would reduce the amount of cash available for distribution to our stockholders.

        We have been organized and we intend to operate in a manner that will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014. We have not requested and do not intend to request a ruling from the Internal Revenue Service, or the Service, that we qualify as a REIT. Qualification as a REIT involves the application of highly technical and complex Code provisions and Treasury Regulations promulgated thereunder for which there are limited judicial and administrative interpretations. The complexity of these provisions and of applicable Treasury Regulations is greater in the case of a REIT that, like us, holds its assets through entities treated as partnerships for U.S. federal income tax purposes and conducts substantially all of its activities in currencies other than the U.S. dollar. In addition, the fact that we are a U.S. REIT making all of our investments through non-U.S. subsidiary entities and in currencies other than the U.S. dollar may subject us to novel issues and interpretations of the various REIT requirements.

        To qualify as a REIT, we must meet, on an ongoing basis, various tests regarding the nature and diversification of our assets and our income, the ownership of our outstanding stock, and the amount of our distributions. Our ability to satisfy these asset tests depends upon our analysis of the characterization and fair market values of our assets, some of which are not susceptible to a precise determination, and for which we will not obtain independent appraisals. Our compliance with the REIT income and quarterly asset requirements also depends upon our ability to manage successfully the composition of our income and assets on an ongoing basis. Moreover, new legislation, court decisions or administrative guidance, in each case possibly with retroactive effect, may make it more difficult or impossible for us to qualify as a REIT. Thus, while we intend to operate so that we will qualify as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that we will so qualify for any particular year. These considerations also might restrict the types of assets that we can acquire in the future.

        If we fail to qualify as a REIT in any taxable year, and we do not qualify for certain statutory relief provisions, we would be required to pay U.S. federal income tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates, and distributions to our stockholders would not be deductible by us in determining our taxable income. In such a case, we might need to borrow money, sell assets, or reduce or even cease making distributions in order to pay our taxes. Our payment of income tax would reduce significantly the amount of cash available for distribution to our stockholders. Furthermore, if we fail to qualify as a REIT, we no longer would be required to distribute substantially all of our net taxable income to our stockholders. In addition, unless we were eligible for certain statutory relief provisions, we could not re-elect to qualify as a REIT until the fifth calendar year following the year in which we failed to qualify.

The REIT distribution requirements could adversely affect our ability to execute our business plan, require us to borrow funds during unfavorable market conditions or subject us to tax, which would reduce the cash available for distribution to our stockholders.

        In order to qualify as a REIT, we must distribute to our stockholders, on an annual basis, at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. In addition, we will be subject to U.S. federal income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income (including net capital gains) and will be subject to a 4% nondeductible excise tax on the amount by which our distributions in any calendar year are less than a minimum amount specified under U.S. federal income tax laws. We intend to distribute our net income to our stockholders in a manner intended to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax.

        In addition, our taxable income may exceed our net income as determined by GAAP because, for example, realized capital losses will be deducted in determining our GAAP net income, but may not be deductible in computing our taxable income. As an example, due to our investments in real property located outside of the United States, we may enter into hedging transactions to manage our risk with respect to local currency fluctuations. If we were to recognize ordinary income with respect to such a hedging transaction and a capital loss on the sale of such real property, we would be required to make a distribution although we may not have realized an overall economic gain. Similarly, if we receive a distribution from our operating partnership in a currency that has increased in value relative to the U.S. dollar, we could recognize foreign currency gain as a result of such distribution, which would be characterized as ordinary income. If we realized capital losses in the same taxable year as such distribution, such losses would not offset the gain we recognize from such distribution, and our net taxable income could exceed our overall economic gain during such taxable year. In addition, we may incur nondeductible capital expenditures or be required to make debt or amortization payments. As a result of the foregoing, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% nondeductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

        The REIT provisions of the Code may limit our ability to hedge our assets and operations. Under these provisions, any income that we generate from transactions intended to hedge interest rate and currency risks will generally be excluded from gross income for purposes of the 75% and 95% gross income tests if: (i) the instrument hedges interest rate risk or foreign currency exposure on liabilities used to carry or acquire real estate assets or hedges risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests; and (ii) such instrument is properly identified under applicable Treasury Regulations. See "Material U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Gross Income Tests—Hedging Transactions." Any income recognized by us from other hedges would generally constitute non qualifying income for purposes of both the 75% and 95% gross income tests. As a result of these rules, we may have to limit our use of hedging techniques that might otherwise be advantageous or implement those hedges through a TRS, which could increase the cost of such hedging activities, or else be subject to greater risks associated with interest rate or other changes than we would otherwise incur.

Currency fluctuations could adversely impact our ability to satisfy the REIT requirements.

        We expect that substantially all of our operating income and expense will be denominated in the foreign currencies in which our assets are located, and our operating partnership will pay distributions to us in such foreign currencies. The U.S. federal income tax rules regarding foreign currency transactions could adversely impact our compliance with the REIT requirements. For example, changes in the U.S. dollar value of the currencies of our operations will impact the determination of our gross income from such operations for U.S. federal income tax purposes. Variations in such currency values could therefore adversely affect our ability to satisfy the REIT gross income tests.

        If any of our activities do not comply with the applicable REIT requirements, the U.S. federal income tax rules applicable to foreign currencies could magnify the adverse impact of such activities on our REIT compliance. For example, if we receive a distribution from our operating partnership that is attributable to operations within a particular foreign jurisdiction, we could recognize foreign currency gain or loss based on the fluctuation in the U.S. dollar value of the local currency of such jurisdiction between the time that the underlying income was recognized and the time of such distribution. Provided that the segment of our operating partnership's business to which such distribution is attributable satisfies certain of the REIT income and asset tests on a standalone basis, any foreign currency gain resulting from such distribution will be excluded for purposes of the REIT gross income tests. However, if such segment did not satisfy the applicable REIT income and asset tests on a standalone basis, any currency gain resulting from such distribution will be nonqualifying income for purposes of the REIT gross income tests, which would adversely affect our ability to satisfy such tests. See "Material U.S. Federal Income Tax Considerations—Requirement for Qualification—General—Gross Income Tests." Furthermore, the impact of currency fluctuations on our compliance with the REIT requirements could be difficult to predict.

        The U.S. federal income tax rules regarding foreign currency transactions are complex, and limited authority is available regarding the application of such rules. As a result, there can be no assurance that the Service will not challenge the manner in which we apply such rules to our operations. Any successful challenge could increase the amount which we are required to distribute to our shareholders in order to qualify as a REIT or otherwise adversely impact our compliance with the REIT requirements.

Complying with REIT requirements may cause us to forego otherwise attractive business opportunities or liquidate otherwise attractive investments.

        To qualify as a REIT, we must ensure that we meet the REIT gross income tests annually. In addition, we must ensure that, at the end of each calendar quarter, at least 75% of the value of our total assets consists of cash, cash items, government securities and qualified REIT real estate assets, including certain mortgage loans and certain kinds of mortgage-backed securities. The remainder of our investment in securities (other than government securities, securities of corporations that are treated as TRSs, and qualified REIT real estate assets) generally cannot include more than 10% of the outstanding voting securities of any one issuer or more than 10% of the total value of the outstanding securities of any one issuer. In addition, in general, no more than 5% of the value of our assets (other than government securities and qualified real estate assets) can consist of the securities of any one issuer, and no more than 25% of the value of our total securities can be represented by securities of one or more TRSs. See "Material U.S. Federal Income Tax Considerations—Requirements for Qualification—General—Asset Tests." If we fail to comply with these asset requirements at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification and suffering adverse tax consequences.

        To meet these tests, we may be required to take or forgo taking actions that we otherwise would otherwise consider advantageous. For instance, in order to satisfy the gross income or asset tests applicable to REITs under the Code, we may be required to forego investments that we otherwise would make. Furthermore, we may be required to liquidate from our portfolio otherwise attractive investments. In addition, we may be required to make distributions to stockholders at disadvantageous times or when we do not have funds readily available for distribution. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders. Thus, compliance with the REIT requirements may hinder our investment performance.

If Polar Star Operating Partnership S.C.A. is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

        We plan to conduct substantially all of our business through our operating partnership subsidiary, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) formed under the laws of the Grand Duchy of Luxembourg, and its subsidiaries. Polar Star Operating Partnership S.C.A. is not a per se corporation under Section 301.7701-2(b) of the Treasury Regulations and will file an entity classification election under Section 301.7701-3 of the Treasury Regulations to be treated as a partnership for U.S. federal income tax purposes. Based on the foregoing, we believe Polar Star Operating Partnership S.C.A. will be treated as a partnership for U.S. federal income tax purposes. Assuming that it qualifies as a partnership for U.S. federal income tax purposes, Polar Star Operating Partnership S.C.A. will not be subject to U.S. federal income tax on its income. Instead, each of its partners, including us, will be allocated its share of our operating partnership's income. No assurance can be provided, however, that the Service will not challenge Polar Star Operating Partnership S.C.A.'s status as a partnership for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the Service were successful in treating Polar Star Operating Partnership S.C.A. as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to

REITs and, therefore, cease to qualify as a REIT and we would become subject to U.S. federal, state and local income tax on our net income. Our payment of U.S. federal income tax would reduce significantly the amount of cash available to make distributions to our shareholders.

Even if we qualify as a REIT, we may be subject to tax, which would reduce cash available for distributions to our stockholders.

        Even if we qualify as a REIT, we may be subject to U.S. federal, state, local, and foreign taxes, including alternative minimum taxes, and state, local or foreign income, franchise, property and transfer taxes. For example, we intend to make investments solely in real properties located outside the United States through foreign entities, including Polar Star Operating Partnership S.C.A. Such entities may be subject to local income and property taxes in the jurisdiction in which they are organized or where their assets are located. In addition, in certain circumstances, we may be subject to non-U.S. withholding tax on repatriation of earnings from such non-US entities. To the extent we are required to pay any such taxes we will not be able to pass through to our stockholders any tax credit with respect to our payment of any such taxes.

        To the extent we distribute less than 100% of our taxable income, we will be subject to U.S. federal corporate income tax on our undistributed income and will incur a 4% non-deductible excise tax on the amount, if any, by which our distributions in any calendar year are less than a minimum amount specified under the Code. In addition, we could in certain circumstances be required to pay an excise or penalty tax, which could be significant in amount, in order to utilize one or more relief provisions under the Code to maintain qualification for taxation as a REIT. Furthermore, we may hold some of our assets through TRSs. Any TRS or other taxable corporation in which we own an interest could be subject to U.S. federal, state and local income taxes at regular corporate rates if such entities are formed as domestic entities or generate income from U.S. sources or activities connected with the United States, and also will be subject to any applicable foreign taxes. Any of these taxes would decrease the amount available for distribution to our stockholders.

The tax on prohibited transactions could limit our ability to engage in certain transactions or subject us to a 100% penalty tax.

        We will be subject to a 100% tax on any income from a prohibited transaction. "Prohibited transactions" generally include sales or other dispositions of property (other than property treated as foreclosure property under the Code) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, either directly or indirectly through certain pass-through subsidiaries. Although we do not intend to hold a significant amount of assets as inventory or primarily for sale to customers in the ordinary course of our business, the characterization of an asset sale as a prohibited transaction depends on the particular facts and circumstances. The Code provides a safe harbor that, if met, allows a REIT to avoid being treated as engaged in a prohibited transaction. It is likely that we may sell certain properties that have not met all of the requirements of such safe harbor if we believe the transaction would not be a prohibited transaction based on a facts and circumstances analysis. If the Service were to successfully argue that such a sale was in fact a prohibited transaction, we would be subject to a 100% penalty tax with respect to such sale.

The ability of our board of directors to revoke our REIT election without stockholder approval may cause adverse consequences to our stockholders.

        Our charter provides that the board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if the board determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to qualify as a REIT, we would become subject to U.S. federal income tax on our net taxable income and we generally would no longer be required to distribute any of our net taxable income to our stockholders, which may have adverse consequences on our total return to our stockholders.

Dividends payable by REITs do not qualify for the reduced tax rates on dividend income from regular corporations, which could adversely affect the value of our common stock.

        The maximum U.S. federal income tax rate for certain qualified dividends payable to U.S. stockholders that are individuals, trusts and estates is 20%. Dividends payable by REITs, however, are generally not eligible for the reduced rates and therefore may be subject to a 39.6% maximum U.S. federal income tax rate on ordinary income when paid to such stockholders. Although the reduced U.S. federal income tax rate applicable to dividend income from regular corporate dividends does not adversely affect the taxation of REITs or dividends paid by REITs, the more favorable rates applicable to regular corporate dividends could cause investors who are individuals, trusts and estates to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the shares of our common stock.

Non-U.S. Stockholders will generally be subject to withholding tax with respect to our dividends.

        Non-U.S. stockholders (as defined in "Material U.S. Federal Income Tax Considerations") will generally be subject to U.S. federal withholding tax on dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code. Although such withholding taxes may be creditable in such non-U.S. stockholder's resident jurisdiction, for many such non-U.S. stockholders, investment in a REIT that invests principally in non-U.S. real property may not be the most tax-efficient way to invest in such assets compared to a direct investment in such assets which would generally not subject such non-U.S. stockholders to U.S. withholding taxes.

Legislative or regulatory tax changes related to REITs could materially and adversely affect our business.

        At any time, the U.S. federal income tax laws or regulations governing REITs or the administrative interpretations of those laws or regulations may be changed, possibly with retroactive effect. We cannot predict if or when any new U.S. federal income tax law, regulation or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective or whether any such law, regulation or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

Your investment has various tax risks.

        Although provisions of the Code generally relevant to an investment in shares of our common stock are described in "Material U.S. Federal Income Tax Considerations," you should consult your tax advisor concerning the effects of U.S. federal, state, local and foreign tax laws to you with regard to an investment in our common stock.

FORWARD-LOOKING STATEMENTS

        We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words "believe," "expect," "anticipate," "estimate," "plan," "continue," "intend," "should," "may" or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects, among others, may be forward-looking:

  •
  use of the proceeds of this offering;

  •
  market trends in our industry, interest rates, the regional property market in the Nordics and the global economy in general;

  •
  our business and investment strategy;

  •
  competition from other acquirers or managers of real estate in the Nordics;

  •
  our financial performance or results of operations;

  •
  our expected use of leverage;

  •
  actions, initiatives and the financial stability of the Nordic governments;

  •
  economic conditions in the Nordics and globally;

  •
  our ability to obtain and maintain financing arrangements on favorable terms or at all;

  •
  general volatility of the real estate market;

  •
  changes in the value of our assets;

  •
  our investment and underwriting process;

  •
  our ability to repay or refinance our debt as it becomes due;

  •
  changes in interest rates and the market value of our target assets;

  •
  tenant defaults or decreased recovery rates from our tenants;

  •
  the degree to which our hedging strategies may or may not protect us from interest rate and currency volatility;

  •
  impact of and changes in governmental regulations, tax law and rates, accounting guidance and similar matters on our financial performance;

  •
  our ability to qualify, and maintain our qualification, as a REIT for U.S. federal income tax purposes;

  •
  availability of qualified personnel;

  •
  estimates relating to our ability to make distributions to our stockholders in the future; and

  •
  our understanding of our competition.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise over time and it is not possible for us to predict those events or how they may affect us. Except as required by law, we are not obligated to, and do not intend to, update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

 USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $            , or approximately $             if the underwriter's overallotment option is exercised in full, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds of this offering as follows:

  •
  approximately $            to purchase the 12 properties that comprise the TRES portfolio;

  •
  approximately $            to repay existing indebtedness, including prepayment penalties; and

  •
  the balance for general corporate and working capital purposes and possible future acquisitions and development activities.

        As set forth above, we expect to use a portion of the net proceeds from this offering to repay approximately $             million of our outstanding indebtedness (based on September 30, 2013 outstanding balances) as described below and to pay approximately $             million in prepayment penalties, exit fees, swap breakage costs and defeasance costs related to such indebtedness.

Property	Stated Interest Rate	Principal Balance as of September 30, 2013(1)	Maturity Date
(in thousands)
Debt:

Total

(1)
Actual amounts repaid may differ from the amounts outstanding as of September 30, 2013 due to repayment of amortized principal amounts between September 30, 2013 and the completion of this offering.

        Pending application of net proceeds of this offering, we intend to invest the net proceeds in interest-bearing accounts, money market accounts and interest-bearing securities in a manner that is consistent with our intention to qualify for taxation as a REIT.

 DISTRIBUTION POLICY

        We intend to make regular quarterly distributions to our stockholders and holders of OP shares. U.S. federal income tax law generally requires that a REIT distribute annually at least 90% of its REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains, and that it pay U.S. federal income tax at regular corporate rates to the extent that it annually distributes less than 100% of its taxable income. We generally intend to distribute 100% of our taxable income annually so as to satisfy the requirements qualification as a REIT and avoid the payment of corporate level taxes on our undistributed income.

        Any distributions we make will be at the discretion of our board of directors and will depend upon our earnings and financial condition, any debt covenants, satisfaction of the requirement for REIT qualification, applicable provisions of the MGCL and such other factors as our board of directors deems relevant. Our earnings and financial condition will be affected by various factors, including the net interest and other income from our portfolio, our operating expenses and any other expenditures. For more information regarding risk factors that could materially and adversely affect our earnings and financial condition, see "Risk Factors."

        To the extent that in respect of any calendar year, cash available for distribution is less than our taxable income, we could be required to sell assets or borrow funds or use the proceeds from future equity and debt offerings to make cash distributions or make a portion of the required distribution in the form of a taxable stock distribution or distribution of debt securities. To the extent we are able to pay a taxable stock dividend, our stockholders would be sent a form that would allow each stockholder to elect to receive its proportionate share of such distribution in all cash or in all stock and the distribution will be made in accordance with such elections, provided that if our stockholders' elections, in the aggregate, would result in the payment of cash in excess of the maximum amount of cash to be distributed, then cash payments to stockholders who elected to receive cash will be prorated, and the excess of each such stockholder's entitlement in the distribution, less such prorated cash payment, would be paid to such stockholder in shares of our common stock.

        We anticipate that our distributions generally will be taxable as ordinary income to our stockholders, although a portion of the distributions may be designated by us as qualified dividend income or capital gain or may constitute a return of capital. In addition, a portion of such distributions may be taxable stock dividends payable in our shares. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their characterization as ordinary income, return of capital, qualified dividend income or capital gain. For more information, see "Material U.S. Federal Income Tax Considerations—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders."

 CAPITALIZATION

        The following table presents the capitalization as of September 30, 2013 of (i) our predecessor on a historical basis, (ii) our company on a pro forma basis after taking into account the REIT formation transactions, but before this offering and (iii) our company on an adjusted pro forma basis taking into account the REIT formation transactions, this offering (assuming an offering price at the mid-point of the initial public offering price range shown on the cover page of this prospectus) and the use of the net proceeds as described in "Use of Proceeds." You should read this table in conjunction with "Use of Proceeds," "Summary Financial Data," "Selected Pro Forma and Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our unaudited pro forma financial information and the historical financial statements and related notes thereto included elsewhere in this prospectus.

	As of September 30, 2013
	Historical Predecessor	Company Pro Forma	Company Adjusted Pro Forma
	(Unaudited)
	(In thousands, except share and per share data)
Mortgage and other Secured Loans	235,816
Stockholders' equity:
Common stock, par value $0.01 per share, shares authorized, shares issued and outstanding on an adjusted pro forma basis(1)
Additional paid in capital
Owners' Equity	63,376
Noncontrolling Interests

Total stockholders' equity	63,376

Total capitalization	299,192

(1)
Includes            shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. Excludes (i)             shares of common stock that may be issued by us upon exercise of the underwriter's overallotment option, (ii)             shares of common stock that may be issued upon redemption of            OP shares not owned by us, (iii)             shares of common stock available for future issuance under our Equity Incentive Plan and (iv)             shares of common stock that may be issued upon redemption of            class B OP shares.

(2)
Includes            shares of restricted common stock to be granted to our independent directors under our Equity Incentive Plan. Excludes (i) up to            shares of common stock that may be issued by us upon exercise of the underwriter's over allotment option, (ii)              shares of common stock that may be issued upon redemption of            OP shares not owned by us, (iii)             shares of common stock available for future issuance under our Equity Incentive Plan and (iv) shares of common stock that may be issued upon redemption of            class B OP shares.

 DILUTION

        Purchasers of shares of our common stock offered by this prospectus will experience an immediate and material dilution of the net tangible book value of their common stock from the initial public offering price. At September 30, 2013, our predecessor had a net tangible book value of approximately $             million, or $            per share of our common stock held by continuing investors in our predecessor, assuming the exchange of OP shares into shares of our common stock on a one-for-one basis. After giving effect to the sale of the shares of our common stock offered hereby, the deduction of the underwriting discount and estimated offering expenses, the receipt by us of the net proceeds from this offering and the use of these funds as described under "Use of Proceeds," the pro forma net tangible book value at September 30, 2013 attributable to the common stockholders on a fully diluted basis (excluding            shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates upon completion of this offering and shares of common stock that may be issued upon redemption of            class B OP shares) would have been approximately $             million, or $            per share of our common stock assuming an initial public offering price of $            per share, which is the mid-point of the initial public offering price range shown on the cover page of this prospectus. This amount represents an immediate increase in net tangible book value of $            per share to continuing investors and an immediate dilution in pro forma net tangible book value of $            per share from the initial public offering price of $            per share of our common stock to new public investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share of common stock
Net tangible book value per share before this offering and the REIT formation transactions(1)
(Decrease) in pro forma net tangible book value per share attributable to the REIT formation transactions, but before this offering(2)
Increase in pro forma net tangible book value per share attributable to this offering(3)
Net increase in pro forma net tangible book value per share attributable to this offering and the REIT formation transactions
Pro forma net tangible book value per share after this offering and the REIT formation transactions(4)
Dilution in pro forma net tangible book value per share to new investors(5)

(1)
Net tangible book value per share of our common stock before this offering and the REIT formation transactions is determined by dividing net tangible book value based on September 30, 2013 net book value of the tangible assets of our predecessor by the number of shares of our common stock held by continuing investors in our predecessor after this offering, assuming the exchange in full of the OP shares to be issued to the continuing investors in our predecessor for shares of our common stock on a one-for-one basis but excluding             shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates, respectively, upon consummation of this offering and shares of common stock that may be issued upon redemption of            class B OP shares.

(2)
Decrease in net tangible book value per share of our common stock attributable to the REIT formation transactions, but before this offering, is determined by dividing the difference between the September 30, 2013 pro forma net tangible book value, excluding net offering proceeds, and the September 30, 2013 net tangible book value of our predecessor by the number of shares of our common stock held by all of the continuing investors after this offering, assuming the exchange in full of the OP shares to be issued to the continuing investors for shares of our common stock on a one-for-one basis but excluding            shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates, respectively, upon consummation of this offering and shares of common stock that may be issued upon redemption of            class B OP shares.

(3)
This amount is calculated after deducting the underwriting discount and estimated offering expenses.

(4)
Based on pro forma net tangible book value of approximately $             million divided by the sum of            shares of our common stock to be outstanding upon completion of this offering on a fully diluted basis (excluding the            shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates upon completion of this offering and shares of common stock that may be issued upon redemption of            class B OP shares).

(5)
Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after giving effect to this offering and the REIT formation transactions from the initial public offering price paid by a new investor for a share of our common stock.

        The table below summarizes, as of September 30, 2013, on a pro forma basis after giving effect to the REIT formation transactions and this offering, the differences between:

  •
  the number of OP Shares to be received by the continuing investors in the REIT formation transactions, the number of shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to certain officers and other personnel of our Manager and its affiliates, shares of common stock that may be issued upon redemption of            class B OP shares and the number of shares of common stock purchased by new investors in this offering; and

  •
  the total consideration paid and the average price per OP Share paid by the continuing investors (based on the net tangible book value of the assets and properties being acquired by our operating partnership in the REIT formation transactions) and the total consideration paid and the average price per share paid by certain officers and other personnel of our Manager and its affiliates and investors purchasing shares in this offering.

	OP Shares/Common Stock Issued		Net Tangible Book Value of Contribution
Average Price Per OP Share/ Share
	Number	Percentage	Amount	Percentage
(in thousands)
OP shares to be issued in connection with the REIT formation transactions
Certain officers and other personnel of our Manager and its affiliates(1)

New investors

Total

(1)
Represents shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to certain officers and other personnel of our Manager and its affiliates under our Equity Incentive Plan upon completion of this offering and the REIT formation transactions.

        This table excludes shares of common stock that may be issued by us upon exercise of the underwriter's option to purchase an additional            shares and shares of common stock that may be issued in the future under our Equity Incentive Plan, as described under "Our Management—Equity Incentive Plan." Further dilution to our new investors will result if these excluded shares of common stock are granted or vest in the future.

SELECTED PRO FORMA AND HISTORICAL FINANCIAL AND OPERATING DATA

        The following table shows selected pro forma and historical financial and operating data for our company and our predecessor for the periods indicated. You should read the following selected pro forma and historical financial and operating data together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the pro forma and historical financial statements and related notes thereto included elsewhere in this prospectus.

        The following summary selected historical balance sheet data of our predecessor as of December 31, 2012 and 2011 and the historical statements of operations data and cash flows data for the two-year period ended December 31, 2012 have been derived from the audited historical financial statements of our predecessor. The historical balance sheet data of our predecessor as of September 30, 2013 and 2012, and historical statements of operations and cash flows data for the nine-month periods ended September 30, 2013 and 2012 have been derived from the unaudited historical financial statements of our predecessor, which we believe include all adjustments (consisting of normal recurring adjustments) necessary to present the information set forth therein under U.S. GAAP.

        Our unaudited selected pro forma results of operations data and balance sheet data as of and for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the REIT formation transactions, this offering, the use of proceeds from this offering and certain related transactions, as of January 1, 2012 for the operating data and as of September 30, 2013 for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the dates and for the periods indicated nor does it purport to represent our future financial position or results of operations.

	For the nine months ended September 30			For the year ended December 31
	Company Pro Forma	Our Predecessor Historical		Company Pro Forma	Our Predecessor Historical
	2013	2013	2012	2012	2012	2011
	(amounts in thousands, except share and per share data)
Revenues:
Rental revenues	$	$28,137	$26,913	$	$36,002	$36,554
Tenant reimbursements		523	395		711	1,584

Total revenues		28,660	27,308		36,713	38,138

Expenses:
Property operating expense		6,871	6,134		8,860	10,090
Depreciation and amortization		7,166	6,909		9,253	9,662
Administrative expense		1,231	1,179		1,580	1,642
Real estate tax		1,091	1,017		1,248	1,530

Total expenses		16,359	15,239		20,941	22,924

Operating income		12,301	12,069		15,772	15,214
Gains (losses) from financial instruments at fair value		5,657	2,188		3,037	(3,488)
Interest income		240	293		616	737
Interest expense		8,728	8,512		11,378	12,017
Profit before tax from continuing operations		9,470	6,038		8,047	446
Income tax expense		2,092	1,599		360	175
Net income		7,378	4,439		7,687	271
Net profit (loss) attributable to common stockholders		7,378	4,439		7,687	271
Net income attributable to non-controlling interest
Basic and diluted earnings per share		1.12	0.67		1.16	0.04
Comprehensive income, net:
Net income		7,378	4,439		7,687	271
Other comprehensive income (loss):
Foreign currency translation		576	3,029		3,527	(625)
Comprehensive income		7,954	7,468		11,214	(354)
Comprehensive income allocated to non-controlling interest		—	—		—	—
Comprehensive income, attributable to common stockholders		7,954	7,468		11,214	(354)
Pro forma, basic and diluted earnings (loss) per share
Pro forma weighted average common stock outstanding—basic and diluted
Pro forma weighted average common stock and OP Shares outstanding—basic and diluted

Other Data:
Property net operating income (NOI)		12,301			15,772	15,214
FFO(1)		14,544			16,940	9,933
AFFO(2)		8,887			14,752	13,421

	As of September 30		As of December 31
	Company Pro Forma	Our Predecessor Historical	Our Predecessor Historical
	2013	2013	2012	2011
	(amounts in thousands, except share and per share data)
Balance Sheet Data:
Investments in real estate, net	$	$306,108	$307,544	$296,989
Cash and cash equivalents		19,836	21,883	18,254
Total assets		338,764	344,865	331,210
Mortgages, notes and loans payable		235,816	235,312	224,776
Total liabilities		275,338	279,616	272,083
Total shareholders' equity		63,376	65,249	59,127
Total liabilities and equity		338,764	344,865	331,210
Other Data:
Number of Properties	24	3	3	3
Total GLA (sq feet)
Cash flows provided by (used in):
Operating Activities		11,586	12,008	9,724
Financial Activities		(11,977)	(7,777)	(8,109)
Investment Activities		(1,716)	(1,745)	(4,864)

(1)
We compute FFO in accordance with standards established by the Board of Governors of the National Association of Real Estate Investment Trusts, or NAREIT, in its March 1995 White Paper (as amended in November 1999 and April 2002). See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Funds from Operations" for a more detailed discussion of FFO and a reconciliation of FFO to our net income.

(2)
We also compute AFFO, which is FFO after a specific and defined supplemental adjustment. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Adjusted Funds from Operations" for a more detailed discussion of AFFO and a reconciliation of AFFO to FFO.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        You should read the following discussion in conjunction with the "Selected Pro Forma and Historical Financial and Operating Data," our predecessor's historical consolidated financial statements and related notes, "Risk Factors" and "Business and Properties" included elsewhere in this prospectus. Where appropriate, the following discussion includes the effects of this offering and the REIT formation transactions. These effects are reflected in our pro forma consolidated financial statements located elsewhere in this prospectus.

Overview

        We are a Maryland corporation that acquires, owns, leases and manages office and industrial properties located primarily in Norway, Sweden and Denmark, which we refer to as the Nordics. The Nordics are three of only ten countries in the world to currently have a AAA rating from all three leading credit rating agencies (S&P, Moody's and Fitch). The Nordics are currently experiencing strong macroeconomic trends, limited sovereign debt risk and other factors which support strong real property fundamentals. We have assembled an attractive Nordic office and industrial property portfolio which is leased primarily to government tenants and government sponsored or controlled enterprises or agencies.

        Prior to or simultaneously with the completion of this offering, we will complete a series of transactions, which we refer to as the REIT formation transactions, which will enable us to continue our business as a REIT. Our strategy in converting to a REIT and in undertaking this offering is to expand our access to capital to position us for significant growth in the size and scope of our real property portfolio, while delivering attractive risk-adjusted returns to our stockholders. Initially, our operating partnership will be externally managed by our Manager, a majority owned subsidiary of Obligo Investment Management AS, a Norway-based global asset management firm with approximately $8.0 billion of assets under management, including $6.2 billion of real estate assets, as of December 31, 2013. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. See "Our Management—Internalization Agreement."

        Upon completion of this offering and the REIT formation transactions, we will own a high quality and strategically located portfolio of 24 properties, including nine properties in Norway and 15 properties in Sweden, with an aggregate of approximately 6.5 million leasable square feet. As of September 30, 2013, our properties were approximately 94.8% leased with a weighted average remaining lease term of approximately 6.5 years. Our properties include 11 office properties comprising 2.5 million leasable square feet and 12 industrial properties comprising 4.0 million leasable square feet, in addition to one commercial property comprising approximately 28,000 leasable square feet. Many of our properties have multiple commercial uses, such as office space and industrial space. Our industrial properties include a combination of warehouse and distribution facilities.

        As of September 30, 2013, approximately 92.1% of the annualized base rent from our properties was derived from leases with government tenants and government sponsored or controlled enterprises or agencies. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We believe this structure helps insulate us from increases in certain operating expenses and provides more consistent cash flow. In addition, substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI. As of September 30, 2013, leases representing 14.0%, 15.6% and 24.3% of the total annualized base rent of our properties will expire in 2014, 2015 and 2016, respectively, which we believe provides us with a significant near term opportunity to increase rental income from these properties through new leases at higher rental rates.

        We are a Maryland corporation and intend to elect, and operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our taxable income to stockholders. Our wholly-owned GP subsidiary serves as the sole manager of, and we will operate our business through, our operating partnership subsidiary, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

        We have not had any corporate activity since our formation, other than the issuance of                    shares of our common stock in connection with our initial capitalization and activities in preparation for the REIT formation transactions and this offering.

Factors Impacting Our Operating Results

        We expect that our results of operations will be affected by a number of factors and will primarily depend on the rental revenue we receive from our properties, the impact and timing of lease expirations, general market conditions and the competitive environment in the Nordics, the expenses associated with operating our business and our ability to qualify as a REIT.

Rental Revenue

        We expect to receive income primarily from rental revenue generated by our properties. The amount of rental revenue will depend upon a number of factors, including:

  •
  our ability to maintain occupancy rates at our properties;

  •
  our ability to maintain or increase rental rates at our properties;

  •
  our ability to lease currently available space and space available from lease terminations;

  •
  amounts of gross leasable area, which may vary as a result of the acquisition or development of new properties and the disposition or expansion of existing properties; and

  •
  rent collection, which primarily relates to each of our tenant's financial condition and ability to make rent payments to us on time.

        As of September 30, 2013, our properties were approximately 94.8% leased. All of our properties are located in the Nordics. Future economic downturns or regional downturns in the Nordics that impair our ability to renew or re-lease space and the ability of our tenants to fulfill their lease commitments could materially and adversely affect our ability to maintain or increase rental rates at our properties.

Lease Expirations

        Our ability to re-lease space subject to expiring leases will impact our results of operations and is affected by economic and competitive conditions in our markets and by the desirability of our individual properties. As of September 30, 2013, leases representing approximately 13.3% of the leasable square feet of the properties in our initial portfolio are scheduled to expire prior to December 31, 2014. The leases scheduled to expire prior to December 31, 2014 represent approximately 14.3% of the total annualized base rent of our properties.

Conditions in Our Markets

        Upon completion of this offering and the REIT formation transactions, we will own nine properties in Norway and 15 properties in Sweden. Positive or negative changes in economic or other conditions, adverse weather conditions and natural disasters in these markets may affect our overall financial performance.

Competitive Environment

        We will compete for tenants and property acquisitions with a number of owners, developers and operators of office and industrial real estate in the Nordics, many of which own properties similar to ours in the markets in which our properties are located. In the future, competition from others may diminish our opportunities to acquire a desired property on favorable terms or at all. In addition, competition may affect the occupancy and rental rates of our properties and thus our financial results, and we may be pressured to reduce our rental rates to below those which we currently charge or to offer substantial rent abatements, tenant improvements, early termination rights or tenant-favorable renewal options in order to retain tenants when our tenants' leases expire.

Operating Expenses

        Our operating expenses generally consist of management fees, maintenance and repairs, real estate taxes, insurance, electricity and other miscellaneous operating expenses. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We will also pay fees to our Manager and incur expenses related to corporate governance, public reporting and compliance with the various provisions of U.S. securities laws. Increases or decreases in such operating expenses will impact our overall financial performance.

Foreign Currency Exchange Rates

        All of the rent payments under our leases are denominated in Norwegian Krone or Swedish Krona, and we expect that substantially all of our future leases will be denominated in the local currency of the nation in which the underlying property is located. A significant portion of our operating expenses will be transacted in local currency. We plan to report our results of operations and consolidated financial information in U.S. dollars. Our operating partnership will pay distributions to us and to other holders of OP shares in local currencies, and we will pay distributions to our stockholders in U.S. dollars. As a result, our results of operations as reported in U.S. dollars and our distributions to our stockholders will be impacted by fluctuations in the value of the local currency in which we conduct our real property business against the U.S. dollar. For example, assuming we do not hedge such foreign currency exposure, a decrease in the values of the Norwegian Krone or the Swedish Krona relative to the U.S. dollar would cause our results of operations and our distributions to our stockholders as expressed in U.S. dollars to decrease. Conversely, an increase in the values of the Norwegian Krone or the Swedish Krona relative to the U.S. dollar would cause our results of operations and our distributions to our stockholders as expressed in U.S. dollars to increase.

        The following table sets forth, for the periods indicated, the average exchange rates to the U.S. dollar as published by Norges Bank for the Norwegian Krone, by Sveriges Riksbank for the Swedish Krona and by Danmarks Nationalbank for the Danish Krona.

	Average Exchange Rate
Year Ended December 31,	Norwegian Krone	Swedish Krona	Danish Krona
2009	6.2816	7.6457	5.3551
2010	6.0453	7.2049	5.6257
2011	5.6074	6.4969	5.3622
2012	5.8210	6.7754	5.7972
2013	5.8768	6.5140	5.6160

Five Years Ended December 31, 2013	5.9264	6.9274	5.5512

Hedging

        In an effort to mitigate the risk of fluctuations in foreign currency exchange rates, we will actively manage our revenues and expenses so that we incur a significant portion of our expenses, including our operating costs and borrowings, in the same local currencies in which we receive our revenues. In addition, subject to satisfying the requirements for qualification as a REIT, we plan to engage in various hedging strategies, which may include currency futures, swaps, forwards and options. We expect that these strategies and instruments will allow us to reduce, but not eliminate, the risk of fluctuations in foreign currency exchange rates.

        We also plan, subject to satisfying the requirements for qualification as a REIT, to manage interest rate risk related to our borrowings through the use of interest rate swaps, interest rate caps or other financial instruments. An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based on a notional amount of principal. We expect that we will primarily utilize interest rate swaps. We expect that our interest rate swaps will typically be floating-to-fixed interest rate swaps, under which we will agree to pay a series of fixed interest rate payments on notional amount in exchange for a series of floating, or variable rate payments, effectively fixing our interest rate on that amount of principal of our variable rate debt. The market values of floating-to-fixed interest rate swaps will depend heavily on the current market fixed rate, the corresponding term structures of variable rates and the expectation of changes in future variable rates. As expectations of future variable rates increase, the market values of the swaps increase. Other than for tax purposes, we will treat the swaps as non-hedge instruments and, accordingly, recognize the fair value of the swaps as assets or liabilities on our balance sheet, with the change in fair value recognized in our income statement. We expect our hedging strategies and instruments will allow us to reduce, but not eliminate, interest rate risk.

Currency Translation

        All or a significant portion of our revenues and expenses are transacted in local currencies. We report our results of operations and consolidated financial information in U.S. dollars. Accordingly, we translate amounts denominated in local currencies into U.S. dollars for financial reporting purposes. Assets and liabilities are translated at the prevailing exchange rate on the balance sheet date. Items included in our consolidated income statement are translated at the average exchange rate for the applicable period.

Real Estate Taxes

        We pay real estate taxes relating to our properties based on the assessed value of our properties as determined by the local municipality in which the property is located. The value of each of our properties may be reassessed from time to time, which may decrease or increase the amount of our real estate taxes. Under certain of our lease agreements, the tenant is responsible for the payment of real estate taxes relating to the leased property.

Our Qualification as a REIT

        We have determined to continue our predecessor's business as a REIT beginning with our taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be required to pay U.S. federal income taxes on our taxable income to the extent we distribute to our stockholders annually all of our REIT taxable income, without regard to the deduction for dividends paid and excluding net capital gains. In order to maintain our qualification as a REIT, we need to comply with certain operational limitations which govern the types of assets we can own and the sources of income we can receive. See "Material U.S. Federal Income Tax Considerations."

Critical Accounting Policies

        Our discussion and analysis of the historical financial condition and results of operations of our predecessor are based upon its consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. We have provided a summary of significant accounting policies in note 2 to the consolidated financial statements of our predecessor included elsewhere in this prospectus. We have summarized below those accounting policies that require material subjective or complex judgments and that we expect will have the most significant impact on our financial condition and results of operations. Management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions that it believes are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our or our predecessor's results of operations and financial condition to those of other companies.

        The following discussion of critical accounting policies uses "we" and "our predecessor" interchangeably. Except where specifically stated to the contrary, we expect our critical accounting policies to be substantially similar to those of our predecessor.

Rental Property, Depreciation and Impairment

        Rental property is carried at cost less accumulated depreciation and impairment loss. We review our properties on a periodic basis to determine whether impairments exist and provide a provision if impairments are identified. Indicators of impairment include changes in circumstances warranting further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, we estimate the future net cash flows expected to result from the use of the property and its eventual disposition, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, we recognize an impairment loss based upon the estimated fair value of such property as compared to its current carrying value. We have not identified any indicators of impairment because we have a steady increase in rental revenues and strong market fundamentals for office property.

        Depreciation expense is computed using the straight-line method based on the following useful lives:

Buildings	50 years
Building and land improvements	5 - 20 years
Tenant improvements	Shorter of useful life or terms of related lease

        Expenditures for tenant improvements, leasehold improvements and leasing commissions are capitalized and depreciated over the shorter of their useful lives or the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements to buildings are capitalized.

Tenant Accounts Receivable

        We maintain an allowance for estimated losses that may result from the inability of tenants to make required payments. We regularly assess our ability to collect outstanding payments and in so doing must make estimates of the collectability of tenant accounts receivable. If a tenant fails to make contractual payments beyond any allowance, we may recognize bad debt expense in future periods equal to the amount of unpaid rent and deferred rent.

Derivative Instruments

        We account for interest rate swaps in accordance with ASC 815, Derivatives and Hedging, (formerly known as SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities). We designate interest rate swaps as non-hedge instruments. Accordingly, we recognize the fair value of the interest rate swap as an asset or liability on our balance sheet with the changes in fair value recognized on our statements of operation.

Revenue and Gain Recognition

        Rental revenue is recognized on a straight-line basis over the term of the lease when collectability is reasonably assured including the effect of any free rent periods. Prepaid rent is recorded as a current liability. Additional rents from expense reimbursements for insurance, real estate taxes and certain other expenses are recognized in the period in which the related expenses are incurred.

        Certain tenants are obligated to reimburse us for insurance, real estate taxes and certain other expenses and these costs, which have been assumed by the tenants under the terms of their respective leases, are not reflected in our predecessor's financial statements. Such reimbursement costs are recognized as in revenue in the period incurred. To the extent any tenant responsible for these costs under its lease defaults on its lease or it is deemed probable that it will fail to pay for such costs, we would record a liability for such obligation. Recovery revenue related to leases whereby the tenant has assumed the cost for insurance, real estate taxes and certain other expenses is not recognized in our predecessor's financial statements.

        Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments are recognized on a monthly basis when earned.

        Lease termination fees are recognized as termination revenue when the related leases are cancelled, fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to conditions that must be met or waived.

        We recognize gains on sales of real estate pursuant to the provisions of ASC 360-20-15, Accounting for Sales of Real Estate (formerly known as SFAS No. 66). The specific timing of a sale is measured against various criteria in ASC 360-20-15 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, we defer gain recognition and accounts for the continued operations of the property by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

Adoption of New or Revised Accounting Standards

        As an emerging growth company under the JOBS Act, we can elect to adopt new or revised accounting standards as they are effective for private companies. However, we are electing to opt out of such extended transition period. Therefore, we will adopt new or revised accounting standards as they are effective for public companies, and this election is irrevocable.

Historical Results of Operations of Our Predecessor

        The results of operations set forth below relate to the historical financial information of EBH II, which is our predecessor for financial accounting purposes. EBH II, a real estate investment vehicle managed by Obligo, currently holds three of the 24 properties that will comprise our initial portfolio upon completion of this offering and the REIT formation transactions. We intend to further grow our portfolio over time by acquiring well-located, strategic properties in the Nordics. See "Business—Our Business Objectives and Growth Strategies." We also intend to elect, and to operate our business so as to qualify, as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014. Accordingly, we will be subject to constraints on our operations imposed by the Code, to which our predecessor was not subject. In addition, the management fees that our predecessor has historically paid to Obligo are different than the fees that we will initially pay to our Manager. For the reasons described above, we do not believe that the results of operations set forth below are necessarily indicative of the results we expect to report in the future.

        The results of operations set forth below are presented in U.S. dollars. For the periods indicated, all of our predecessor's revenues and expenses were denominated in Swedish Krona. Accordingly, such amounts were translated into U.S. dollars at the average exchange rate for the applicable period. See "—Currency Translation." We refer to the variance in reported amounts that is attributable to a change in the foreign currency exchange rate as "change in the currency exchange rate."

Comparison of the Nine Months Ended September 30, 2013 to the Nine Months Ended September 30, 2012

        The following table summarizes the historical results of operations of our predecessor for the nine months ended September 30, 2013 and September 30, 2012.

	Nine Months Ended September 30,
	2013	2012	$ Change	% Change
	(In thousands)
Revenues:
Rental revenues	$28,137	$26,913	$1,224	4.5%
Tenant reimbursements	523	395	128	32.4%

Total revenues	28,660	27,308	1,352	5.0%

Expenses
Property operating expense	$6,871	$6,134	$737	12.0%
Depreciation and amortization	7,166	6,909	257	3.7%
Administrative expense	1,231	1,179	52	4.4%
Real estate tax	1,091	1,017	74	7.3%

Total expenses	16,359	15,239	1,120	7.4%

Operating income	$12,301	$12,069	$232	1.9%
Gains (losses) from financial instruments at fair value	5,657	2,188	3,469	158.5%
Interest income	240	293	(53)	(18.3)%
Interest expense	8,728	8,512	216	2.5%

Profit before tax from continuing operations	9,470	6,038	3,432	56.8%

Income tax expense	2,092	1,599	493	30.8%

Net income	$7,378	$4,439	$2,939	66.8%

Revenues

        Total revenues increased by $1.4 million, or 5%, to $28.7 million for the nine months ended September 30, 2013 compared to $27.3 million for the nine months ended September 30, 2012. A detailed analysis of the increase follows.

        Rental revenues.    Rental revenues increased by $1.2 million, or 4.5%, to $28.1 million for the nine months ended September 30, 2013 compared to $26.9 million for the nine months ended September 30, 2012. Substantially all of the increase was attributable to a change in the currency exchange rate.

        Tenant reimbursements.    Tenant reimbursements increased by $128,000, or 32.4%, to $523,000 for the nine months ended September 30, 2013 compared to $395,000 for the nine months ended September 30, 2012. Approximately $106,000 of the increase was attributable to an increase in reimbursable services provided to tenants during the nine months ended September 30, 2013 and the remainder was due to change in the currency exchange rate.

Expenses

        Total expenses increased by $1.1 million, or 7.4%, to $16.4 million for the nine months ended September 30, 2013 compared to $15.2 million for the nine months ended September 30, 2012. A detailed analysis of the increase follows.

        Property operating expense.    Property operating expense increased by $737,000, or 12%, to $6.9 million for the nine months ended September 30, 2013 compared to $6.1 million for the nine months ended September 30, 2012. Approximately $439,000 of the increase was attributable to an increase in tenant repairs and maintenance during the nine months ended September 30, 2013 and the remainder was due to change in the currency exchange rate.

        Depreciation and amortization.    Depreciation and amortization expense increased by $257,000, or 3.7%, to $7.2 million for the nine months ended September 30, 2013 compared to $6.9 million for the nine months ended September 30, 2012. Lower depreciation expense resulting from assets becoming fully depreciated resulted in a decrease in depreciation and amortization expense of approximately $54,000, which was offset by change in the currency exchange rate.

        Administrative expense.    Administrative expense increased by $52,000, or 4.4%, to $1.23 million for the nine months ended September 30, 2013 compared to $1.18 million for the nine months ended September 30, 2012. All of the increase was attributable to a change in the currency exchange rate.

        Real estate tax.    Real estate tax increased by $74,000, or 7.3%, to $1.09 million for the nine months ended September 30, 2013 compared to $1.02 million for the nine months ended September 30, 2012. Approximately $26,000 of the increase was attributable to an increase in property taxes resulting from an increase in the assessed value of one of our properties and the remainder was due to change in the currency exchange rate.

        Gains (losses) from financial instruments at fair value.    Gains from financial instruments at fair value increased by $3.5 million, or 158.5%, to $5.7 million for the nine months ended September 30, 2013 compared to $2.2 million for the nine months ended September 30, 2012. Approximately $3.2 million of the increase was attributable to an increase in the interest rate on the floating rate debt underlying our interest rate swaps as well as a decrease in the remaining life of our swaps, and the remainder was due to change in the currency exchange rate.

        Interest income.    Interest income decreased by $53,000 to $240,000 for the nine months ended September 30, 2013 compared to $293,000 for the nine months ended September 30, 2012 due to a decrease in cash balances earning interest income and a decrease in interest from related party receivables during the nine months ended September 30, 2013.

        Interest expense.    Interest expense increased by $216,000, or 2.5%, to $8.7 million for the nine months ended September 30, 2013 compared to $8.5 million for the nine months ended September 30, 2012. A reduction in the interest rate on our three month Stockholm Interbank Offered Rate, or STIBOR, rate floating debt and the repayment of debt resulted in a decrease in interest expense of $162,000, which was offset by change in the currency exchange rate.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

        The following table summarizes the historical results of operations of our predecessor for the years ended December 31, 2012 and December 31, 2011.

	Year Ended December 31,
	2012	2011	$ Change	% Change
	(In thousands)
Revenues
Rental revenues	$36,002	$36,554	$(552)	(1.5)%
Tenant reimbursements	711	1,584	(873)	(55.1)%

Total revenues	36,713	38,138	(1,425)	(3.7)%

Expenses
Property operating expense	$8,860	$10,090	$(1,230)	(12.2)%
Depreciation and amortization	9,253	9,662	(409)	(4.2)%
Administrative expense	1,580	1,642	(62)	(3.8)%
Real estate tax	1,248	1,530	(282)	(18.4)%

Total expenses	20,941	22,924	(1,983)	(8.7)%

Operating income	$15,772	$15,214	$558	3.7%
Gains (losses) from financial instruments at fair value	3,037	(3,488)	6,525	187.1%
Interest income	616	737	(121)	(16.4)%
Interest expense	11,378	12,017	(639)	(5.3)%

Profit before tax from continuing operations	8,047	446	7,601	1,704.3%
Income tax expense	360	175	185	105.7%

Net income	7,687	271	7,416	2,736.5%

Revenues

        Total revenues decreased by $1.4 million, or 3.7%, to $36.7 million for the year ended December 31, 2012 compared to $38.1 million for the year ended December 31, 2011. A detailed analysis of the decrease follows.

        Rental revenues.    Rental revenues decreased by $552,000, or 1.5%, to $36.0 million for the year ended December 31, 2012 compared to $36.6 million for the year ended December 31, 2011. Rental revenues increased by approximately $979,000 due to the execution of new long-term lease contracts at the end of 2011. The increase was offset by change in the currency exchange rate.

        Tenant reimbursements.    Tenant reimbursements decreased by $873,000, or 55.1%, to $711,000 for the year ended December 31, 2012 compared to $1.6 million for the year ended December 31, 2011. Approximately $791,000 of the decrease was attributable to a decrease in reimbursable tenant costs in 2012 compared to 2011 resulting, in part, from the completion of a redevelopment project in 2011. The remainder was due to change in the currency exchange rate.

Expenses

        Total expenses decreased by $2.0 million, or 8.7%, to $20.9 million for the year ended December 31, 2012 compared to $22.9 for the year ended December 31, 2011. A detailed analysis of the decrease follows.

        Property operating expense.    Property operating expense decreased by $1.2 million, or 12.2%, to $8.9 million for the year ended December 31, 2012 compared to $10.1 million for the year ended December 31, 2011. Approximately $544,000 of the decrease was attributable to a decrease in costs related to tenant repairs and maintenance and approximately $128,000 was due to a decrease in costs related to service providers. The remainder was due to change in the currency exchange rate.

        Depreciation and amortization.    Depreciation and amortization expense decreased by $409,000, or 4.2%, to $9.3 million for the year ended December 31, 2012 compared to $9.7 million for the year ended December 31, 2011. All of the decrease was attributable to change in the currency exchange rate.

        Administrative expense.    Administrative expense decreased by $62,000, or 3.8%, to $1.58 million for the year ended December 31, 2012 compared to $1.64 million for the year ended December 31, 2011. All of the decrease was attributable to a change in the currency exchange rate.

        Real estate tax.    Real estate tax decreased by $282,000, or 18.4%, to $1.2 million for the year ended December 31, 2012 compared to $1.5 million for the year ended December 31, 2011. Approximately $213,000 of the decrease was attributable to a reduction in the assessed value of one of our properties and an increase in the amount of property taxes paid directly by tenants. The remainder was due to change in the currency exchange rate.

        Gains (losses) from financial instruments at fair value.    Gains from financial instruments at fair value increased by $6.5 million, or 187.1%, to $3 million for the year ended December 31, 2012 compared to a loss of $(3.5) million for the year ended December 31, 2011. Approximately $6.3 million of the increase was attributable to an increase in the interest rate on the floating rate debt underlying our interest rate swaps as well a decrease in the remaining life of our swaps, and the remainder was due to change in the currency exchange rate.

        Interest income.    Interest income decreased by $121,000, or 16.4%, to $616,000 for the year ended December 31, 2012 compared to $737,000 for the year ended December 31, 2011. Approximately $88,000 of the decrease was attributable to a decrease in interest from related party receivables and the remainder was due to change in the currency exchange rate.

        Interest expense.    Interest expense decreased by $639,000, or 5.3%, to $11.4 million for the year ended December 31, 2012 compared to $12.0 million for the year ended December 31, 2011. Approximately $127,000 of the decrease was attributable to a reduction in the interest rate on our three month STIBOR rate floating debt and the repayment of debt, and the remainder was due to change in the currency exchange rate.

Historical Cash Flows of our Predecessor

Comparison of the Nine Months Ended September 30, 2013 to the Nine Months Ended September 30, 2012

        The following table summarizes the historical cash flows of our predecessor for the nine months ended September 30, 2013 and September 30, 2012.

	Nine Months Ended September 30,
	2013	2012
	(In thousands)
Net cash flow from operating activities	$11,586	$5,465
Net cash flow used in investment activities	(1,716)	(1,442)
Net cash flow used in financing activities	(11,977)	(7,093)

Net Cash Flow from Operating Activities

        Net cash provided by operating activities increased by $6.1 million, or 112.0%, to $11.6 million for the nine months ended September 30, 2013 compared to $5.5 million for the nine months ended September 30, 2012. The increase was primarily attributable to an increase in prepaid rents of approximately $6.9 million and a decrease in trade receivables and payables of approximately $893,000.

Net Cash Flow Used in Investment Activities

        Net cash used in investing activities increased by $274,000, or 19.0%, to $1.7 million for the nine months ended September 30, 2013 compared to $1.4 million for the nine months ended September 30, 2012. The increase was attributable to an increase in capital expenditures on properties, including expenditures relating to a development project in Linköping, Sweden, that is designed to increase leasable space and create expansion opportunities for existing tenants as well as attract new tenants.

Net Cash Flow Used in Financing Activities

        Net cash used in financing activities increased by $4.9 million, or 68.9%, to $12.0 million for the nine months ended September 30, 2013 compared to $7.1 million for the nine months ended September 30, 2012. The increase was attributable to an increase in dividend payments of $4.4 million and an increase in the repayment of debt of $54,000.

Comparison of the Year Ended December 31, 2012 to the Year Ended December 31, 2011

        The following table summarizes the historical results of operations of our predecessor for the years ended December 31, 2012 and December 31, 2011.

	Year Ended December 31,
	2012	2011
	(In thousands)
Net cash flow from operating activities	$12,008	$9,724
Net cash flow used in investment activities	(1,745)	(4,864)
Net cash flow used in financing activities	(7,777)	(8,109)

Net Cash Flow from Operating Activities

        Net cash provided by operating activities increased by $2.3 million, or 23.5%, to $12.0 million for the year ended December 31, 2012 compared to $9.7 million for the year ended December 31, 2011. The increase was primarily attributable to a decrease in prepaid rents of approximately $2.2 million, which was offset by an increase in trade receivables of approximately $2.4 million and payables of approximately $2.4 million.

Net Cash Flow Used in Investment Activities

        Net cash used in investing activities decreased by $3.1 million, or 64.1%, to $1.7 million for the year ended December 31, 2012 compared to $4.9 million for the year ended December 31, 2011. The decrease was attributable to a reduction in capital expenditures on properties which was due, in part, to the completion of a development project at The Garrison property in Linköping, Sweden, in 2011.

Net Cash Flow Used in Financing Activities

        Net cash used in financing activities decreased by $332,000, or 4.1%, to $7.8 million for the year ended December 31, 2012 compared to $8.1 million for the year ended December 31, 2011. The increase was primarily attributable to an increase in the repayment of debt of approximately $221,000 and the remainder was primarily due to change in the currency exchange rate.

Liquidity and Capital Resources

        Liquidity is a measure of our ability to turn non-cash assets into cash and to meet potential cash requirements. We expect to use significant cash to pay dividends, repay principal and interest on our borrowings, fund our operations and meet other general business needs. Our short-term liquidity requirements consist primarily of funds to pay for operating expenses and other expenditures directly associated with our properties, including:

  •
  interest expense and scheduled principal payments on outstanding indebtedness;

  •
  management and property administration fees;

  •
  payment of property taxes;

  •
  general and administrative expenses; and

  •
  capital expenditures for tenant improvements and leasing commissions.

        We intend to satisfy our short-term liquidity requirements through our existing cash and cash equivalents, cash flow from operating activities, the proceeds of this offering and available borrowings.

        Our long-term liquidity needs consist primarily of funds necessary to pay for acquisitions, non-recurring capital expenditures and scheduled debt maturities. We intend to satisfy our long-term liquidity needs through cash flow from operations, long-term secured and unsecured borrowings, issuance of equity or debt securities or, in connection with certain acquisitions of additional properties, the issuance of shares in our operating partnership.

        Following the completion of this offering and the REIT formation transactions, we will have total outstanding indebtedness of approximately $            .

Contractual Obligations

        Our Predecessor.    The following table sets forth our predecessor's principal obligations and commitments, including periodic interest payments related to the indebtedness, as of September 30, 2013 (unaudited):

	Payments by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	(dollars in thousands)
Principal payments	$236,056	$3,800	$71,940	$7,999	$152,316
Interest payments—fixed rate debt	12,022	11,338	684	—	—
Interest payments—variable rate debt	27,597	310	6,108	5,818	15,360

Total	$275,675	$15,449	$78,733	$13,817	$167,676

        On a Pro Forma Basis Before Paydowns.    The following table sets forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of September 30, 2013, on a pro forma basis before giving effect to this offering and the REIT formation transactions, including pro forma paydowns from the proceeds of this offering and pro forma borrowings (unaudited):

Payments by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(dollars in thousands)
Principal payments	$	$	$	$	$
Interest payments—fixed rate debt
Interest payments—variable rate debt
Total	$	$	$	$	$

        On a Pro Forma Basis After Paydowns.    The following table sets forth our principal obligations and commitments, including periodic interest payments related to the indebtedness outstanding as of September 30, 2013, on a pro forma basis after giving effect to this offering and the REIT formation transactions, including pro forma paydowns from the proceeds of this offering (unaudited):

Payments by Period
	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
(dollars in thousands)
Principal payments	$	$	$	$	$
Interest payments—fixed rate debt
Interest payments—variable rate debt
Total	$	$	$	$	$

Consolidated Indebtedness to be Outstanding after this Offering

        On a pro forma basis, as of September 30, 2013, we had, after pro forma paydowns, total outstanding debt of approximately $            . The weighted average annual interest rate on our consolidated indebtedness would have been        % (after giving effect to any interest rate swaps).

        The following table sets forth certain information with respect to the indebtedness outstanding as of September 30, 2013 on a pro forma basis:

Loan	Principal	Fixed/Floating	Rate	Maturity
(dollars in thousands)
$

Total/Weighted Average	$

Capital Expenditures

        When we lease space to new tenants, or renew leases for existing tenants, we incur expenditures for tenant improvements. This amount, as well as the amount of other capital expenditures, will vary from year to year, in some cases significantly. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, the weighted average annual tenant improvements at the properties in our initial portfolio were $            , $            and $            per square foot of leased space, respectively. After giving effect to the REIT formation transactions, we expect the cost of future tenant improvements for the properties in our initial portfolio to be approximately $             million during the fourth quarter of 2013 and the year ending December 31, 2014, based on approximately                rentable square feet that will become available in our properties as a result of leases scheduled to expire during the fourth quarter of 2013 and the year ending December 31, 2014. We expect the cost of recurring capital improvements for the properties in our initial portfolio to be approximately $             million during the fourth quarter of 2013 and the year ending December 31, 2014, based in part upon the weighted average annual capital expenditure of $            per square foot for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013. Our recurring capital expenditures for our properties have traditionally been low because we expense, rather than characterize as recurring capital expenditures, our costs associated with re-leasing rentable space. However, we typically characterize as non-recurring capital expenditures costs associated with substantial renovations of properties. Re-leasing activity in our portfolio has traditionally been relatively low, resulting in relatively low re-leasing costs. Our non-recurring capital expenditures are discretionary and also may vary significantly from year to year. We expect non-recurring capital expenditures at the properties in our initial portfolio will be approximately $             million for the fourth quarter of 2013 and the year ending December 31, 2014.

        The following table sets forth certain information regarding historical capital expenditures at the properties in our portfolio through September 30, 2013.

	Nine months ended September 30, 2013	Square Feet	2013 PSF(1)	2012	Square Feet	2012 PSF(1)	2011	Square Feet	2011 PSF(1)
Non-Recurring Capital Expenditures(2)
Recurring Capital Expenditures(3)

Total Capital Expenditures

(1)
Per square foot, or PSF, amounts calculated by dividing the aggregate annualized capital expenditure costs by the annual average square footage of our real property holdings during each period.

(2)
Non-recurring capital expenditures are long lived expenditures associated with substantial renovations.

(3)
Recurring capital expenditures are shorter lived expenditures.

Off Balance Sheet Arrangements

        As of September 30, 2013, neither we, on a pro forma basis, nor our predecessor had any off-balance sheet arrangements.

Interest Rate Risk

        ASC 815, Derivatives and Hedging (formerly known as SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities), requires us to recognize all derivatives on our balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value and the changes in fair value must be reflected as income or expense. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income, which is a component of shareholders equity. The ineffective portion of a derivative's change in fair value is immediately recognized in earnings.

        As of September 30, 2013, on a pro forma basis, we had approximately $            of mortgage debt subject to interest rate swaps with such interest rate swaps having an approximate $            net fair value. For an explanation of our interest rate hedging, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Impacting Our Operating Results—Hedging."

Inflation

        Most of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on a country-specific CPI or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, most of our leases require the tenant to pay for property taxes, insurance, maintenance and repair of the internal components of the premises throughout the lease term. This may reduce our exposure to increases in costs and operating expenses resulting from inflation, assuming our properties remain leased and tenants fulfill their obligations to reimburse us for such expenses.

Seasonality

        We do not consider our business to be subject to material seasonal fluctuations.

Non-GAAP Financial Measures

        In this prospectus, we disclose and discuss FFO and AFFO, which each meet the definition of "non-GAAP financial measure" set forth in Item 10(e) of Regulation S-K promulgated by the SEC. As a result, we are required to include in this prospectus a statement of why management believes that presentation of these measures provides useful information to investors.

        Neither FFO nor AFFO should be considered as an alternative to net income (determined in accordance with U.S. GAAP) as an indication of our performance, and we believe that to understand our performance further, FFO and AFFO should be compared with our reported net income or net loss and considered in addition to cash flows in accordance with U.S. GAAP, as presented in our financial statements.

Funds from Operations (FFO)

        We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002). As defined by NAREIT, FFO represents net income (computed in accordance with U.S. GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of deferred financing costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO and AFFO (described below) because we consider them to be important supplemental measures of our operational performance which we believe are frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO and AFFO when reporting their results. FFO is intended to exclude U.S. GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We will compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management's discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with U.S. GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

        The following table sets forth a reconciliation of our FFO before non-controlling interest for the period presented to net income, the nearest U.S. GAAP equivalent:

	For the nine months ended September 30			For the year ended December 31
	Company Pro Forma	Our Predecessor Historical		Company Pro Forma	Our Predecessor Historical
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Net income	$	7,378			7,687	271
Depreciation and Amortization		7,166			9,253	9,662
Funds from operations (FFO)		14,544			16,940	9,933

Adjusted Funds from Operations (AFFO)

        In addition to presenting FFO in accordance with the NAREIT definition, we also disclose AFFO, which is FFO after a specific and defined supplemental adjustment to:

  •
  exclude the impact of impairment charges and/or any extraordinary, non-recurring cash expenditures;

  •
  exclude significant non-cash items that were included in net income; and

  •
  include significant cash items that were excluded from net income.

        As with FFO, our reported AFFO may not be comparable to other REITs' AFFO, should not be used as a measure of our liquidity, and is not indicative of our funds available for our cash needs, including our ability to pay dividends.

        The following table sets forth a reconciliation of our AFFO for the periods presented to FFO:

	For the nine months ended September 30			For the year ended December 31
	Company Pro Forma	Our Predecessor Historical		Company Pro Forma	Our Predecessor Historical
	2013	2013	2012	2012	2012	2011
	(dollars in thousands)
Funds from operations (FFO)	$	14,544			16,940	9,933
Losses from financial instruments at fair value		—			—	3,488
Gains from financial instruments at fair value		(5,657)			(2,188)	—
Adjusted funds from operations (AFFO)		8,887			14,752	13,421

Quantitative and Qualitative Disclosures About Market Risk

        Our future income, cash flows and fair values relevant to financial instruments depend upon prevailing market interest rates. Market risk is the exposure to loss resulting from changes in interest rates, foreign currency exchange rates, commodity prices and equity prices. The primary market risks to which we believe we could be exposed are interest rate risk and foreign currency exchange rate risk. Many factors, including governmental monetary and tax policies, domestic and international economic and political considerations and other factors that are beyond our control contribute to interest rate risk and exchange rate risk.

        We may use derivative financial instruments to manage, or hedge, interest rate risks related to our borrowings, primarily through interest rate swaps. We expect that our interest rate swaps will typically be floating-to-fixed interest rate swaps, under which we will exchange a series of fixed interest rate payments on a notional amount of principal in exchange for a series of floating or variable rate payments on such notional amount. The market values of floating-to-fixed interest rate swaps will depend heavily on the current market fixed rate, the corresponding term structures of variable rates and the expectation of changes in future variable rates. As expectations of future variable rates increase, the market values of the swaps increase. We will treat the swaps as non-hedge instruments and, accordingly, recognize the fair value of the swaps as assets or liabilities on our balance sheet, with the change in fair value recognized in our income statement.

        As of September 30, 2013, on a pro forma basis, we had approximately $             million of indebtedness outstanding of which approximately $             million, or        %, is variable rate debt and approximately $             million, or        %, is subject to fixed interest rates. Based on our pro forma variable rate balance as of September 30, 2013, interest expense would have increased by approximately                for the nine months ended September 30, 2013 if short-term interest rates had been 100 basis points higher. Interest rate risk amounts were determined by considering the impact of hypothetical interest rates on our financial instruments. These analyses do not consider the effect of any change in overall economic activity that could occur in that environment. Further, in the event of a change of that magnitude, we may take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, these analyses assume no changes in our financial structure.

        We are exposed to currency fluctuation risk. All of the rent payments under our leases are denominated in Norwegian Krone or Swedish Krona, and we expect that substantially all of our future leases will be denominated in the local currency of the nation in which the underlying property is located. A significant portion of our operating expenses will be transacted in local currency. We plan to report our results of operations and consolidated financial information in U.S. dollars. Our operating partnership will pay distributions to us and to other holders of OP shares in local currencies, and we will pay distributions to our stockholders in U.S. dollars. As a result, our results of operations as reported in U.S. dollars and our distributions to our stockholders will be impacted by fluctuations in the value of local currency in which we conduct our real property business against the U.S. dollar. For example, assuming we do not hedge such foreign currency exposure, a decrease in the values of the Norwegian Krone or the Swedish Krona relative to the U.S. dollar would cause our results of operations and our distributions to our stockholders as expressed in U.S. dollars to decrease. Conversely, an increase in the values of the Norwegian Krone or the Swedish Krona relative to the U.S. dollar would cause our results of operations and our distributions to our stockholders as expressed in U.S. dollars to increase. See "—Factors Impacting Our Operating Results—Foreign Currency Exchange Rates."

REGIONAL OVERVIEW

        Our strategy is to capitalize on substantial immediate and long-term opportunities in public and private sector commercial real estate in the Nordics. According to Aberdeen Asset Management, or Aberdeen, the Nordic property market is the fourth largest property market in Europe (behind the United Kingdom, Germany and France).

        We believe that the Nordic property market is currently exhibiting the following general characteristics:

  •
  During the year ended September 30, 2013, the Nordic property market reported transaction volume of $26.3 billion, an increase of 13% compared to the year ended September 30, 2012 with local investors accounting for the majority of the investment capital.

  •
  According to industry analyst Newsec, the Norwegian and Swedish property markets are generally viewed as experiencing a period of sustained growth, while according to industry analyst Sadolin & Albæk, the Danish property market is projected to experience more moderate growth in the near term.

  •
  According to industry analyst Colliers, spreads between Nordic property yields and ten-year Norwegian, Swedish and Danish government bonds are at historical highs, suggesting the potential for near term price appreciation across the sector.

        We target strategically located office and industrial properties across the Nordics that offer the potential to achieve attractive risk adjusted returns. The properties that we seek to acquire are generally located outside of, but in close proximity to, CBDs that are located near major transportation corridors and employment centers. We target properties that are generally leased to a single or a small number of government or other creditworthy tenants. We also generally target properties with an average in place remaining lease term of at least five years and that may afford us the opportunity to realize long-term capital appreciation by renewing or releasing existing space or implementing capital improvements that can support higher rental rates.

        We currently own nine properties in Norway, including eight office properties and one commercial property, and 15 properties in Sweden, including three office properties and 12 industrial properties. Our strategy is to acquire additional properties in these markets and also to build out our pan-Nordic portfolio by also acquiring properties in Denmark. The following provides an overview of key real property fundamentals and trends in our target markets:

Norway

        We divide the Norwegian real estate market into four distinct geographic areas: (1) Oslo CBD; (2) Oslo non-CBD; (3) greater Oslo, which includes municipalities located within approximately 20 miles of Oslo, and (4) regional Norway. We have three properties located in Oslo, one property in greater Oslo and five properties in regional Norway.

*
Source: OECD

        According to the OECD, GDP growth was 1.2% in 2013 and is forecast to be 2.8% and 3.1% for 2014 and 2015, respectively, as measured in local currency. This compares favorably with same period forecasts for the eurozone of (0.4)%, 1.0% and 1.6%, respectively, as measured in euros. According to Fitch, Norway's North Sea petroleum revenues have been prudently managed and domestic oil exports support the country's fiscal balance and its current account balance.

        Productivity growth in the Norwegian economy has remained relatively flat over the past few years, primarily as a function of moderate investment activity in the private sector in combination with ample labor supply. According to the OECD, Norway has the seventh highest labor force participation rate in the world. In August 2013, the Norwegian government reported that fewer domestic companies reported labor shortages as a constraint to production capacity. According to the OECD, Norway's unemployment rate is forecast to remain stable at 3.5% for both 2014 and 2015, less than one-third of the rate forecast for the eurozone. Public sector employment exhibited an increase during the 2008-2009 recession but has largely remained stable over the past 20 years when measured as a share of total employment.

        CPI growth is observed in the overall economy and is greater than forecast earlier in 2013. In particular, prices for imported consumer goods have recently exhibited inflationary pressure which we believe is attributable, in part, to the weakening of the Norwegian Krone. Prices for domestically produced goods and services have also risen at a slightly less elevated pace. According to the OECD, the 2013 CPI increase is forecast to be 2.2%, as measured in local currency. Norway's underlying rate of inflation, as measured in local currency, has generally hovered between 2.0% and 2.5% over the past 10 years, just inside the Norwegian Central Bank's monetary policy long term target of 2.5%. For the years 2014 and 2015, CPI is forecast to increase by 2.3% and 2.1%, respectively, as measured in local currency.

        According to Eurostat, Norway has benefited from strong population growth in recent years. From 2009 to 2011, Norway reportedly experienced a population rate of growth in excess of 4.6 times that of the aggregate 27 European Union member states. Approximately 71.2% of the growth reflected immigration patterns partly driven by strong labor markets.

        We believe the available purchase yields for properties located in prime CBD locations such as Oslo are not attractive currently due in part to an influx of foreign capital that has focused in this area. Additionally, in 2005, the Government of Norway initiated a 20 year decentralization program aimed at achieving a geographically balanced settlement pattern, in which all parts of the country experience population growth. Within the Norwegian market, our strategy is therefore to continue to acquire office, industrial and logistics properties in non-CBD locations in Oslo, greater Oslo and key areas of regional Norway where we believe prices and risk adjusted return profiles are more attractive. These areas, which serve as primary hubs for trade and shipping, benefit from strong commercial support from private and public sector tenants and universities. We will seek to acquire properties that benefit from close proximity to major transportation corridors, employment centers and areas that are of significant strategic importance to their existing or contemplated tenants. We are currently targeting dominant office park submarkets in select submarkets in close proximity to Oslo.

Oslo Office Market

        The capital city of Oslo is Norway's largest city with approximately 633,000 residents. Nearly 1.2 million residents populate the expanded Oslo metropolitan region. According to Newsec, the Oslo office market consists of approximately 105.4 million square feet of space. The prime and most expensive office submarkets include Vika, Tjuvholmen and Aker Brygge, which are considered to be part of the Oslo CBD. The submarket of Bjørvika and the area surrounding Oslo's Central Station are gradually transforming into prime locations as recently completed and ongoing commercial developments continue to attract larger space users at healthy rent levels. Other major submarkets include Skøyen, Lysaker, Fornebu, Nydalen, Helsfyr and Bryn, which are all situated outside the Oslo CBD.

        Despite an increase in supply of office space in 2012, the office vacancy rate for greater Oslo has remained stable at around 7.0%. Norwegian property analyst Akershus Eiendom reports that the vacancy rate for Oslo's prime office submarkets is currently 3.1%, which reflects the lowest vacancy rate registered since 2008. Given the relatively moderate supply side outlook with 2.0 million square feet under construction in 2013, the overall market vacancy for greater Oslo is projected to fall below the current level in 2014.

        The following graph depicts the historical average occupancy trend for the greater Oslo office market between 2003 and 2013.

Oslo Trending Average Office Market Occupancy, 2003 through 2013

Source:    (Akershus Eiendom)

        We believe the greater Oslo office market will continue to benefit from a low and stable average vacancy level. Robust GDP growth over the next few years, as measured in local currency will drive demand for office space as the Norwegian economy continues to expand. We also expect moderate new construction to be prevalent within specific submarkets where tenants require newer and more modern space configurations better suited for achieving productivity gains.

        The greater Oslo office rental market remains solid with increasing rents driven by strong absorption and limited new construction. Industry analyst Akershus Eiendom reports that the current average office rent for greater Oslo is $37.00 per square foot. The current leasing market trend is for corporate tenants to seek out locations in close proximity to public transportation, which has been further amplified over recent years due to strong competition for qualified employees. The demand for higher quality space has also increased, which requires Oslo landlords to continuously reinvest into their buildings. Office rental rates within Oslo CBD, as measured in local currency are forecast to grow at a rate of approximately 5% through 2014, while rate growth in the greater Oslo markets are anticipated to be more moderate.

        The following graph depicts the historical and forecast average rental rate trend for the greater Oslo office market between 2003 and 2016.

Greater Oslo Trending Average Office Market Rent, 2003 through 2016

Source:    Actuals: Akershus Eiendom—Forecast: Newsec

        We believe the greater Oslo office market will see continued strong rental rate performance, as measured in local currency. The projected population growth should reasonably translate into increased domestic consumption of goods and services. Stable employment levels should also boost personal spending and consumption as the search for qualified labor intensifies, possibly causing employee salaries and compensation to increase within the mid to higher level professional ranks. We view improved consumption patterns as translating into increased demand for real estate and growth in rental rates. We further believe that as productivity gains are achieved within the private sector, landlords will benefit from reduced tenant apprehension against rental rate growth. We also believe that trends such as strong population growth coupled with stable employment levels indicate that public and private sector tenants will require additional leasable space to conduct their operations. Accordingly, we believe opportunities will exist for landlords to expand or redevelop properties to satisfy this demand.

        In addition, although the markets are distinct in some respects, historically, we believe that trends in occupancy, rental rates and property values in areas outside Oslo generally correlate with trends in occupancy, rental rates and property values in Oslo CBD.

Norwegian Logistics Market

        The Norwegian logistic and industrial property sector reported sustained rent levels, as measured in local currency. Although Norwegian exports suffered slightly during early 2013 as a result of reduced order volumes for the country's oil and gas supplies, domestic consumption remained robust and supported the overall logistics and distribution sector. The trend in demand for logistic property appears positive, but has yet to materialize into significant leasing activity for larger blocks of space in secondary locations. Supply levels remain relatively tight as the scarcity of large development parcels in close proximity to Oslo continues to limit new construction. While there are a number of vacant parcels available for development in the smaller municipalities surrounding Oslo, the distance to primary transportation corridors, coupled with somewhat restrictive debt financing conditions, render these locations less appealing to potential tenants and investors.

Norwegian Property Market Index

        Transactions across the Norwegian property market totaled $8.5 billion in 2012, and the projected volume for 2013 ranges from $6.7 to $7.5 billion. Industry analyst Newsec reports strong continued interest for centrally located properties. Liquidity for well positioned properties with stable cash flow is healthy, and it appears that lenders are increasingly favoring borrowers with strong track records and operating experience. The annualized return of the IPD Norway Annual Property Index for 2012 was 4.7%, as measured in local currency. The annualized return of the IPD Norway Annual Property Index over the past 10 years is 8.7%, as measured in local currency.

        The following graph illustrates index value and annual return by property sector across the Norwegian property market for the period 2001 through 2012, as measured in local currency by the IPD.

        The Norwegian industrial sector has historically outperformed other property sectors with an annualized total property return over the ten-year period ended December 31, 2012 of 11.6%, as measured in local currency by the IPD. The industrial sector comprises a relatively small component (7.2%) of the total property capital value that comprise the IPD database, while the office property represents the largest sector component at an estimated 58.5% of total property capital value.

        A general market wide stagnation in property value trends caused capital growth to slip into negative territory in 2012, as measured in local currency. We attribute, in part, the broad based stagnation in capital growth to continued liquidity challenges associated with non-core property.

        The following table illustrates key annual sector performance data for 2012, as measured in local currency by the IPD Norway Annual Property Index.

Sector	Total Return 2012 (%)	Income Return 2012 (%)	Capital Growth 2012 (%)
Retail	4.1	5.4	(1.2)
Office	5.0	5.9	(0.8)
Industrial	4.0	6.3	(2.2)
Residential	N/A	N/A	N/A
Other	4.8	6.2	(1.3)

All Property	4.7	5.8	(1.0)

        The Norwegian property index as a whole reported a cyclical low point of (4.0)% in total return at year-end 2008, as measured in local currency. Total returns across sectors have since improved substantially, with a majority of property sectors reporting total returns in 2012 similar to or in excess of their respective five-year annualized measure, as measured in local currency. We believe this trend to be positive and supportive of our outlook for specific components of the Norwegian property market.

        The following table illustrates key sector data and historical performance as of December 31, 2012, as measured in local currency by the IPD Norway Annual Property Index.

Sector	Total Capital Value (dollars in thousands)	Capital Value (%)	Total Property Count	Annualized Total Returns 3 YRS (%)	Annualized Total Returns 5 YRS (%)	Annualized Total Returns 10 YRS (%)
Retail	4,898.7	24.9	103	5.7	4.3	9.8
Office	11,507.5	58.5	263	7.3	3.4	8.1
Industrial	1,417.6	7.2	37	5.9	5.5	11.6
Residential	60.6	0.3	17	N/A	N/A	N/A
Other	1,793.1	9.1	68	6.9	4.8	9.1

All Property	19,677.5	100.0	488	6.7	3.9	8.7

Sweden

        We divide the Swedish real property market into six distinct geographic areas: (1) the CBDs of Stockholm, Gothenburg and Malmo; (2) Stockholm non-CBD; (3) greater Stockholm, which includes municipalities located within approximately 20 miles of Stockholm; (4) Gothenburg; (5) Malmö; and (6) regional Sweden, which includes regional cities such as Linköping, Norrköping and Östersund. We have three properties located in Stockholm, two properties in greater Stockholm, one property in Gothenburg, two properties in Malmo and seven properties in regional Sweden. The majority of these properties are located within a primary logistics triangle that connects the central parts of Sweden with major port cities to the west and east. Our strategy is to continue to acquire office, industrial and logistics properties in non-CBD locations in Stockholm, greater Stockholm, Gothenburg, Malmö and key areas of regional Sweden with a focus on properties that are located in close proximity to major transportation corridors, employment centers and that are of significant strategic importance to their existing or contemplated tenants

        We believe, and property market indicators suggest, that demand for office and industrial space in Sweden is increasing while supply and new development remains limited. As a result, we expect that rental rates and property values in these areas will increase over the near to medium term. To take advantage of these trends, we expect to be an active buyer of office and industrial properties in the Nordics. We intend to focus on major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their dense populations, strategic locations and strong levels of employment.

Economic Overview

*
Source: OECD

        The economic outlook for Sweden remains upbeat, despite recent modest GDP growth. According to the OECD, GDP growth is forecast to be 2.3% and 3.0% in 2014 and 2015, respectively, as measured in local currency. This compares favorably with same period forecasts for the eurozone of 1.0% and 1.6%, respectively, as measured in euros. We believe that domestic consumer confidence levels and corporate spending are improving, while labor market participation remains strong. The OECD is forecasting increases in domestic household consumption based on a recently enacted income tax reduction program. According to Riksbanken, international demand for Swedish goods and services is forecast to increase which we believe should lead to further improvement in employment conditions.

        Sweden's productivity growth has been relatively flat in 2013, mostly as a result of a reduction in productivity within the goods and manufacturing sector. According to the OECD, Sweden has the third highest labor force participation rate in the world. We believe that forward-looking indicators of demand for labor point to continued growth as the total labor pool now approaches the global pre-financial crisis level. According to the OECD, Sweden's unemployment rate is forecast to decrease from the current level of approximately 8% to about 7.5% in 2015, which is less than two-thirds of the forecast unemployment rate for the eurozone over the same period.

        According to the OECD, CPI growth is modest in Sweden and is forecast to be 0.1% for 2013, as measured in local currency. We believe that the lower interest rate environment coupled with slight decreases to the cost of food and travel appear to indicate downward inflationary pressure. Sweden's underlying rate of inflation, as measured in local currency, has averaged approximately 1.3% over the last 20 years, below the Swedish Central Bank's monetary policy long term target of 2.0%. Inflationary expectations for the near term remain inside this target and, according to the OECD, the CPI is forecast to be 1.0% in 2014 and 1.2% in 2015, as measured in local currency. From 2016 to 2018, the forecast inflation, as measured in local currency, is expected to gradually approach the inflation target according to the OECD.

        According to Eurostat, Sweden has benefitted from strong population growth in recent years. During the period 2009 through 2011, Sweden experienced a population growth more than three times that of the average population growth for the eurozone. Approximately 67.6% of the population growth reflected immigration patterns partly driven by a stronger labor market compared to that of the eurozone.

Swedish Office Market

        We believe that a number of trends support rising property values for the Swedish office property sector over the near to medium term. Low vacancy rates in prime CBD locations in Sweden are fueling demand from tenants seeking higher quality buildings in non-CBD locations. We believe that this rising demand should support higher rent levels in these markets.

        The capital city of Stockholm is Sweden's largest city with approximately 881,000 residents. According to industry analyst Sweco, Stockholm's population is forecast to increase by an aggregate of 15% over the next 10 years. Nearly 2.0 million residents populate greater Stockholm. According to industry analyst Jones Lang LaSalle, the greater Stockholm office market consists of approximately 123.3 million square feet of space. The general office market vacancy in greater Stockholm was approximately 9.5%, as of September 30, 2013.

        The following graph depicts the historical average occupancy trend for the Stockholm central and Stockholm CBD office markets between 2003 and 2013.

Trending Average Office Market Occupancy in Stockholm, 2003 through 2013

Source: CBRE Group, Inc., or CBRE

        The following graph depicts the historical and forecast average rental trend for the Stockholm central and Stockholm CBD office markets between 2003 and 2016.

Trending Office Market Rents, 2003 through 2016

Source:    Actuals: CBRE—Forecast: Newsec

        According to Newsec, an estimated 1.3 million square feet of prime CBD office space in Sweden (representing nearly 7.0% of the entire Swedish CBD market) is scheduled to be vacated over the next few years. We believe that many tenants will take the opportunity to migrate their businesses out of the CBD area and into newer and lower cost properties located outside of the CBD.

        Gothenburg is Sweden's second largest city with approximately 526,000 residents. Nearly 900,000 residents populate the expanded metropolitan Gothenburg region. Its central and coastal Scandinavian location has positioned it as a primary hub for trade and shipping. The Port of Gothenburg is the largest of its kind in Scandinavia. Gothenburg's total office inventory approaches 34.7 million square feet. The following table illustrates historical market vacancies over the 2003 though 2013 period

        Gothenburg—Trending Average Office Market Occupancy, 2003 through 2013

Source:    CBRE

        Rental rates in Gothenburg have risen steadily over the 2003 through 2013 period, as illustrated by the following table:

Gothenburg—Trending Office Market Rents, 2003 through 2016

Source:    Actuals: CBRE—Forecast: Newsec

        Malmö is Sweden's third largest city with approximately 308,000 residents and is also the capital city of Skåne, the country's southernmost county. Nearly 657,000 residents populate the expanded metropolitan Malmö region. Following the construction of the Öresund Bridge that connects the city to the Danish capital city of Copenhagen, Malmö has undergone a major transformation into a regional hub for biotechnology, information technology and education. Nearly 10.0% of the city's population works and commutes to Copenhagen on a daily basis. In addition, speculative new development is limited which we believe will support a stabilized occupancy level in the near term. The following table illustrates historical market vacancies in Malmö over the 2003 though 2013 period.

        Malmö—Trending Average Office Market Occupancy, 2003 through 2013

Source:    CBRE

        Rental rates in Malmö have risen steadily over the 2003 through 2013 period, as illustrated by the following table:

Malmö—Trending Office Market Rents, 2003 through 2016

Source: Actuals: CBRE—Forecast: Newsec

        We believe that Stockholm central, Gothenburg and Malmö will see continued strong occupancy performance. Rental rates have risen steadily over the 2003 through 2013 period, partly as a result of tenant willingness to migrate away from CBD locations in favor of certain non-CBD areas.

Swedish Logistic Market

        We believe that the Swedish logistic market will continue to benefit from improving domestic consumption, leading to higher shipping and storage activities, low vacancies and a lack of new supply making its way to the market. According to research analyst IPD, the Swedish logistics market outperformed all other major European markets in total return in each of 2011 and 2012. Since 2009, Sweden also has experienced annual logistic property value increases.

Swedish Property Market Index

        Transactions across the Swedish property market totaled $16.2 billion in 2012, in line with the volume seen in the previous two years. The annual return for the IPD Sweden Annual Property Index for 2012 was 6.4%, as measured in local currency. The Sweden annualized total property return for the ten-year period ended December 1, 2012 was 7.3% as measured in local currency by the IPD.

        The following graph illustrates index value and annual return by property sector across the Swedish property market for the period 1986 through 2012, as measured in local currency by the IPD.

        The Swedish industrial sector has delivered strong historical performance with an annualized total property return over the ten-year period ended December 31, 2012 of 7.9%, as measured in local currency by the IPD. It is noted that the industrial sector comprises a relatively small component (1.6%) of the total property capital value that comprise the IPD database. Office property represents the largest sector component at an estimated 61.8% of total property capital value.

        Capital growth of 1.2% was reported across all Swedish property sectors in 2012, as measured in local currency.

        The following table illustrates key annual property sector performance data for 2012, as measured in local currency by the IPD:.

Sector	Total Return 2012 (%)	Income Return 2012 (%)	Capital Growth 2012 (%)
Retail	5.9	5.5	0.4
Office	6.6	5.1	1.4
Industrial	4.9	7.2	(2.2)
Residential	6.7	3.9	2.7
Other	5.9	5.4	0.5
All Property	6.4	5.1	1.2

        The Sweden property index as a whole reported a cyclical low point of (20.0)% in total return in 1991, as measured in local currency. Total returns performance for the sector exhibited noticeable resilience in the aftermath of the global financial crisis that began in 2007. All property sectors reported total returns in 2012 in excess of their respective five-year annualized measure, as measured in local currency. We view this as a positive trend that supports our outlook of continued growth in the Swedish property market.

        The following table illustrates key sector data and historical performance, as measured in local currency by the IPD Sweden Annual Property Index at December 31, 2012.

Sector	Total Capital Value (dollars in thousands)	Capital Value (%)	Total Property Count	Annualized Total Returns 3 YRS (%)	Annualized Total Returns 5 YRS (%)	Annualized Total Returns 10 YRS (%)
Retail	$8,643.3	19.8	337	8.5	4.3	8.6
Office	27,046.0	61.8	406	9.3	4.6	6.6
Industrial	692.8	1.6	30	6.4	3.8	7.9
Residential	5,413.2	12.4	540	8.0	6.6	9.8
Other	1,953.7	4.5	169	9.5	5.2	8.0
All Property	43,748.97	100.0	1,482	9.0	4.8	7.3

Denmark

        Denmark is one of our target markets due to its strategic location and improving economy. We believe opportunities exist in Denmark to acquire assets that have the potential to generate attractive risk-adjusted returns, including through the redevelopment and re-leasing of older properties that are often outdated. Our investment strategy in Denmark will be focused on the Copenhagen and greater Copenhagen markets. Specifically, consistent with our overall investment strategy, we will target properties located outside of the CBD of Copenhagen.

Economic Overview

*
Source: OECD

        Following three years of economic stagnation, economic indicators now point to an improvement in the Danish economy. According to the OECD, GDP growth is forecast to be 1.6% and 1.9% for 2014 and 2015, respectively, as measured in local currency. This compares favorably with same period forecasts for the eurozone of 1.0% and 1.6%, respectively, as measured in euros. Increased private sector consumption is expected to be the key driver of economic growth in 2014 and 2015, primarily due to positive effects of the 2012 national income tax reform, coupled with a low interest rate environment. The domestic export sector in Denmark is projected to benefit from an increase in foreign demand.

        Danish productivity growth has grown modestly over the past few years. According to the OECD, Denmark has the 9th largest labor force in the world. Since December 31, 2012, employment numbers have improved and the rate of unemployment has declined. Housing prices throughout the country are expected to show a modest increase in 2013, although price increases are expected to trend inside inflation. According to the OECD, Denmark's unemployment rate is forecast to be 6.7% and 6.5% for

2014 and 2015, respectively, less than two-thirds of the unemployment rate forecast for the eurozone during the same period.

        We believe that the Danish economy benefitted from reduced inflation in 2013, primarily attributed to the easing of various taxes and duties. Lower energy prices, modest food price increases, reduced cost of transportation insurance also contributed to the downward inflation trend. We believe that these conditions will subside, with inflation returning to a more traditional growth trajectory in the near term. According to the OECD, the Danish CPI growth is forecast to increase 1.2% and 1.6% for 2014 and 2015, respectively, as measured in local currency. Denmark's underlying rate of inflation, as measured in local currency has generally hovered between 1.5% and 2.5% over the past ten years, just inside the Danish Central Bank's monetary policy long term target of 2.0%.

        According to Eurostat, Denmark has had a modest population growth in recent years. During the period from 2009 through 2011, Denmark reportedly experienced a population rate of growth in excess of 1.5 times that of the average aggregate 27 European Union member states. Approximately 66.7% of the growth reflected immigration patterns partly driven by strong labor markets.

        Within the Danish market, we will target office properties with strong location attributes that offer the potential for attractive risk adjusted returns. We believe the available purchase yields for properties located in prime CBD locations such as Copenhagen are not attractive currently. However we will seek to acquire properties that benefit from close proximity to major transportation corridors, employment centers and that are of significant strategic importance to their existing or contemplated government related or other creditworthy tenants, where we believe purchase yields are attractive. We have identified our primary target market within Denmark as consisting of select submarkets in close proximity to the Copenhagen CBD. We will however also seek to acquire properties located near the Copenhagen CBD that are in need of significant capital to modernize and ready the space for substantial lease up, where we believe the available purchase yield will offer a risk-adjusted premium over the acquisition of more fully leased and modernized properties.

Copenhagen Office Market

        The capital city of Copenhagen is Denmark's largest city with approximately 560,000 residents. Nearly 2.0 million residents populate the expanded metropolitan Copenhagen region. According to DTZ, the population is projected to grow by approximately 19.0% over the next 10 years within Copenhagen, which will primarily be driven by immigrants and younger generations from domestic regions outside the capital city. According to industry analyst Jones Lang LaSalle, the Copenhagen office market consists of approximately 124.3 million square feet of space. The Copenhagen CBD office market comprises approximately 49.0% of total inventory and benefits from a comparatively lower vacancy level of 9.0%. Availabilities in prime locations in Copenhagen CBD remain low. The overall office market, however, remains hampered by current macroeconomic conditions and leasing activity remains subdued. Tenant consolidation is ongoing. In terms of new supply, development activity is slowly restarting. During the second quarter of 2013, the new United Nations complex was completed which added in excess of 480,000 square feet to Copenhagen's office market.

        The following graph depicts the historical average occupancy trend for the Copenhagen CBD office market between 2003 and 2013.

CBD Copenhagen—Trending Average Office Market Occupancy, 2003 through 2013

Source: Historical: Jones Lang LaSalle

        After a period of slow to negative growth the Danish economy is now experiencing moderate prosperity, as measured in local currency. Improved GDP growth over the next few years will drive demand for office space as the Danish economy is forecast to improve. We believe the declining unemployment rate and population growth offer a foundation for office space demand going forward. However, a material amount of office space is expected to be vacated over the next 24 to 36 months, and Copenhagen has a significant number of developable land tracts in close proximity to the city center.

        The greater Copenhagen office rents have been fairly stable in 2013, as measured in local currency. Property owners have however increased the levels of leasing incentives, including longer free rent periods and rent steps. Industry analyst Jones Lang LaSalle reports that the current prime office rent in the CBD is $30.00 per square foot, while the rent for secondary space is substantially lower at $19.00.

The Danish Property Market Index

        Transactions across the Danish property market totaled approximately $3.3 billion in 2012, in line with the volume seen in the previous two years. The projected transaction volume for 2013 is forecast to be $2.7 billion. Office, residential and retail properties in primary locations were in particular demand. The IPD Denmark Annual Property Index for 2012 was up 3.8%, as measured in local currency. The Denmark annualized total property return over the 10 years ended December 31, 2013 was 7.9% as measured in local currency by the IPD.

        The following graph illustrates index value and annual return by property sector across the Danish property market for the period 2000 through 2012, as measured in local currency by the IPD.

        The Danish office sector has delivered an average annualized total property return over the past 10 years of 7.0%, as measured in local currency by the IPD. It is noted that the office sector comprises the largest sector component at an estimated 60.5% of total property capital value.

        Negative capital growth of 0.9% was reported across all Danish property sectors in 2012, as measured in local currency.

        The following table illustrates key annual sector performance data for 2012, as measured in local currency by the IPD.

Sector	Total Return 2012 (%)	Income Return 2012 (%)	Capital Growth 2012 (%)
Retail	4.8	4.5	0.2
Office	3.0	5.0	(1.8)
Industrial	0.9	7.0	(5.7)
Residential	6.7	3.6	3.0
Other	5.0	6.1	(1.0)
All Property	3.8	4.8	(0.9)

        The Denmark property index as a whole reported a cyclical low total return of approximately 3.0% by year end 2008, as measured in local currency. Total returns across sectors have remained relatively flat since 2008, as measured in local currency. We believe the performance measures are indicative of the broader Danish property market not yet having turned the corner on healthy supply and demand fundamentals. However, in light of the national economic indicators, we expect supply and demand fundamentals for the major Danish property markets, primarily Copenhagen, to result in improved returns in the near future.

        The following table illustrates key sector data and historical performance, as measured in local currency by the IPD Denmark Annual Property Index.

Sector	Total Capital Value (M (dollars in thousands)	Capital Value (%)	Total Property Count	Annualized Total Returns 3 YRS (%)	Annualized Total Returns 5 YRS (%)	Annualized Total Returns 10 YRS (%)
Retail	5,241.7	25.4	233	5.2	6.0	8.1
Office	12,477.8	60.5	555	4.6	4.2	7.0
Industrial	327.1	1.6	32	3.6	3.5	6.0
Residential	2,024.4	9.8	146	3.6	0.3	8.1
Other	545.6	2.6	29	6.1	6.0	8.0
All Property	20,616.7	100.0	995	4.6	4.2	7.9

BUSINESS AND PROPERTIES

Overview

        We are a Maryland corporation that acquires, owns, leases and manages office and industrial properties located in Norway, Sweden and Denmark, which we refer to as the Nordics. The Nordics are three of only ten countries in the world to currently have a AAA rating from all three leading credit rating agencies (S&P, Moody's and Fitch). The Nordics are currently experiencing strong macroeconomic trends, limited sovereign debt risk and other factors which support strong real property fundamentals. We have assembled an attractive Nordic office and industrial property portfolio which is leased primarily to government tenants and government sponsored or controlled enterprises or agencies.

        Prior to or simultaneously with the completion of this offering, we will complete a series of transactions, which we refer to as the REIT formation transactions, which will enable us to continue our business as a REIT. Our strategy in converting to a REIT and undertaking this offering is to expand our access to capital to position us for significant growth in the size and scope of our real property portfolio, while delivering attractive risk-adjusted returns to our stockholders. Initially, our operating partnership will be externally managed by our Manager, which is majority owned by Obligo, a Norway-based global asset management firm with approximately $8.0 billion of assets under management, including $6.2 billion of real estate assets, as of December 31, 2013. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. See "Our Management—Internalization Agreement."

        Upon completion of this offering and the REIT formation transactions, we will own a high quality and strategically located portfolio of 24 properties, including nine properties in Norway and 15 properties in Sweden, with an aggregate of approximately 6.5 million leasable square feet. As of September 30, 2013, our properties were approximately 94.8% leased with a weighted average remaining lease term of approximately 6.5 years. Our properties include 11 office properties comprising 2.5 million leasable square feet, 12 industrial properties comprising 4.0 million leasable square feet, in addition to one commercial property comprising approximately 28,000 leasable square feet. Many of our properties have multiple commercial uses, such as office space and industrial space. Our industrial properties include a combination of warehouse and distribution facilities.

        As of September 30, 2013, approximately 92.1% of the annualized base rent from our properties was derived from leases with government tenants and government sponsored or controlled enterprises or agencies. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We believe this structure helps insulate us from increases in certain operating expenses and provides consistent cash flow. In addition, substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI. As of September 30, 2013, leases representing 14.0%, 15.6% and 24.3% of the total annualized base rent of our properties will expire in 2014, 2015 and 2016, respectively, which we believe provides us with a significant near term opportunity to increase rental income from these properties through new leases at higher rental rates.

        We intend to take advantage of what we believe is a unique opportunity in the office and industrial property sectors in the Nordics. The economic performances of the Nordics stand out among member nations of the OECD. As of November 2013, the OECD projected 2014 GDP growth for Norway, Sweden and Denmark to be 2.8%, 2.3% and 1.6%, respectively, compared to 1.0% for the eurozone. In addition, the OECD projected 2015 GDP growth for Norway, Sweden and Denmark to be 3.1%, 3.0% and 1.9%, respectively, compared to 1.6% for the eurozone. We believe that the growing Nordic economics will drive demand for office and industrial space in the region, thereby increasing occupancy, rents and property values. Sound fiscal management in the Nordics also supports stable credit markets and improving real property fundamentals. According to the Eurostat, government debt as a percentage of GDP for the Nordics averaged 38.6% at the end of 2008 as compared to 70.2% for the eurozone. The Nordics also enjoy what the report describes as a competitive and innovative business environment with low rates of inflation and levels of unemployment below the average of their OECD peers.

        We are a Maryland corporation and intend to elect, and operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014. So long as we qualify as a REIT, we generally will not be subject to U.S. federal income tax on our taxable income to the extent that we annually distribute all of our taxable income to stockholders. Our wholly-owned GP subsidiary serves as the sole manager of, and we will operate our business through, our operating partnership subsidiary, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) organized under the laws of the Grand Duchy of Luxembourg, and its subsidiaries.

Our Manager

        Initially, our operating partnership will be externally managed by our Manager, which is majority owned by Obligo, pursuant to the terms of a management agreement. Our Manager will be responsible for administering our business activities and day-to-day operations, subject to the supervision, direction and oversight of our board of directors. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

        Our Manager is majority owned by Obligo. Obligo is a subsidiary of Agasti, a leading financial services firm in Norway and Sweden with over 220 employees. Founded in 1990, Agasti is a publicly traded company listed on the Oslo Stock Exchange (Oslo Børs). Obligo is an investment management firm that, as of December 31, 2013, manages more than 30 investment vehicles and has assets under management of approximately $8.0 billion, including $6.2 billion of real estate assets, located in the Nordics, European Union and the United States. We believe Obligo is one of the leading real estate managers in the Nordics. Prior to the completion of this offering, our Manager will enter into a shared services agreement with Obligo that will provide our Manager access to Obligo's investment professionals and infrastructure. The shared services agreement between our Manager and Obligo will provide that Obligo will be responsible for furnishing our Manager with office facilities as well as equipment and clerical, bookkeeping, human resources, recordkeeping, telecommunications, information technology, legal and other administrative services at such facilities. We believe Obligo's industry knowledge and relationships will help our Manager identify and evaluate investment opportunities for us.

        Our Manager's senior management team has extensive experience investing in and managing office and industrial properties in the Nordics, cross-border real estate transactions and global real estate finance. Bjarne Eggesbø, our Chief Executive Officer, serves as the Chief Executive Officer of Obligo and our Manager. Earlier in his career, Mr. Eggesbø served as Executive Director and Head of Structuring and Securitizations at UBS's European real estate team. At UBS, he also worked on the Swiss government stabilization fund. Mr. Eggesbø also acted as Head of Structuring and Securitization at Credit Suisse's European real estate finance group. Mr. Eggesbø has 17 years of experience and has completed transactions in excess of $33.0 billion. Espen Bjerke, our Chief Financial Officer and the Chief Financial Officer of our Manager, manages the Obligo investment vehicles that have been responsible for the management and operation of our properties. Earlier in his career, Mr. Bjerke was with Ernst & Young LLP, where he was involved in public company audits, financial due diligence, tax and currency, with extensive experience in both U.S. GAAP and IFRS. In addition, our Manager's senior management team includes Rickard Olander, our Manager's Chief Investment Officer, David Ingwalson, our Manager's Head of Asset Management, Tor Pedersen, our Manager's Senior Vice

President for Norway and Denmark, and Morten Wettergreen, our Manager's Senior Vice President for Sweden. Messrs. Olander, Ingwalson, Pedersen and Wettergreen have an average of approximately 15 years of real estate and capital markets experience. We believe we will benefit from the long track record and broad experience of our Manager's senior management team investing in and managing office and industrial properties in the Nordics as we pursue our business objectives and growth strategies.

Market Opportunity

        Upon completion of this offering and the REIT formation transactions, we will own properties in Norway and Sweden, and we intend to target Denmark as part of our investment strategy. According to the World Bank, the 2012 GDP per capita in Norway, Denmark and Sweden of $99,558, $56,326 and $55,041, respectively, represented the second-, seventh- and eighth-highest in the world. We believe that Norway, Sweden and Denmark currently exhibit strong macroeconomic fundamental trends with low-sovereign debt to GDP borrowing ratios, strong population growth and stable employment levels. These countries benefit from sound fiscal government policy-making and large and stable public sectors that collectively promote financial systems with balanced views on private and public interests. The Norwegian and Swedish banking sectors remain stable after years of government induced pro-active financial oversight measures.

        Economic growth prospects in Norway and Sweden are robust, and economic fundamentals in Denmark are improving. Norway relies primarily on its oil-related revenues to support continued fiscal stimulus and stability. The country's oil and gas reserves account for nearly one-third of total government revenues. Increasing oil prices and global petroleum investments continue to support and stimulate the Norwegian economy. Sweden relies primarily on its diversified manufacturing and services industries, and while domestic consumption is improving, international demand for the country's goods and services is expected to be the primary catalyst for near term economic growth.

        Population growth in Norway and Sweden continues to be strong and is primarily fueled by immigration from within the Nordics. Furthermore, both countries benefit from a highly educated work-force, high levels of labor force participation with unemployment rates well below that of the broader set of eurozone countries. Norway and Sweden rank high in terms of quality of life considerations and ease of doing business relative to the same broader set. Economic stability and growth prospects in both countries continue to attract businesses looking to expand their geographic footprint. In addition, strong population growth coupled with stable employment levels are expected to result in increasing demand for additional leasable space from both public and private sector tenants. The overall trend is evident in the strong tenant demand for higher quality premises, which has translated into rising rental rates and property values.

        Commercial property values throughout Europe declined during the recent financial crisis. The Nordic countries, and in particular Norway and Sweden, were relatively unaffected by the economic downturn compared to the broader set of eurozone countries. Property values continue to rise in Norway and Sweden, and a pricing recovery is anticipated to occur more quickly in the Nordics than in countries comprising the eurozone.

        Property market indicators in the Nordics suggest that demand for office and industrial space is increasing in non-CBD locations while supply and new development in these areas remain limited, which is expected to translate into increased rental rates and property values. To take advantage of these trends, we expect to be an active buyer of office and industrial properties in the Nordics. We intend to focus on major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their dense populations, strategic locations and strong levels of employment.

        We own a difficult-to-replicate portfolio of strategically located properties. Many of these properties are mission-critical to their tenants and cannot be readily replaced or duplicated. The cost and time commitment for land accumulation, permit processes and development are substantial barriers to entry that we believe benefit our portfolio.

Property Market

        We believe that the Nordic property market presents us with substantial immediate and long-term opportunities to strategically grow our business. According to Aberdeen, the Nordic property market is the fourth-largest market in Europe (behind the United Kingdom, Germany and France).

        We believe that the Nordic property market is currently exhibiting the following general characteristics:

  •
  During the year ended September 30, 2013, the Nordic property market reported transaction volume of $26.3 billion, an increase of 13.0% compared to the year ended September 30, 2012 with local investors accounting for the majority of the investment capital.

  •
  According to industry analyst Newsec, the Norwegian and Swedish property markets are generally viewed as experiencing a period of sustained growth, while according to industry analyst Sadolin & Albæk, the Danish property market is projected to experience more moderate growth in the near term.

  •
  According to industry analyst Colliers, spreads between Nordic property yields and ten-year Norwegian, Swedish, and Danish government bonds are at historical highs, providing attractive risk-adjusted returns.

  •
  We expect the gradual improvement of European economic conditions to positively affect the Norwegian and Swedish property markets while yields in Danish markets still lag those of both Norway and Sweden.

        We believe that many investors in the Nordic property market are attempting to decipher whether the global crisis, and in particular the European crisis, has been adequately resolved or if the signs of recovery are simply temporary. Meanwhile, we believe that increased appetite for core properties in CBDs located in the Nordics has resulted in aggressive pricing and capitalization rate compression.

        We view the Nordic property market as experiencing a gradual shift towards decentralization, not unlike the trends observed in the United States in the aftermath of the recent financial crisis. We believe, and property market indicators suggest, that demand for office and industrial space in Norway and Sweden is increasing while supply and new development remains limited. As a result, we expect that rental rates and property values will increase in these areas. Despite increased participation by foreign investors, particularly in CBD locations, we believe that transaction volume in the Nordic property market will be relatively moderate through 2013. We believe that the combination of capitalization rate compression in CBD locations and a finite supply of core properties within the Nordics temper foreign investor motivation. We further believe that investment activity in non-CBD locations will continue to be driven by local investors.

        The general downward interest rate movements in the Nordics since the 1980s, coupled with decreasing yield expectations across most asset classes, favored the return profile of equities, bonds and real property. However, long-term interest rates are climbing and the various Nordic five-year government bond yields are forecast to hit 3.0% to 4.0% by 2017, according to Newsec. In the near term, we believe that Nordic core properties will be able to absorb yield compression due to their ability to generate rental income growth.

        We believe that Nordic office and industrial properties generally exhibit high yield resilience. With longer duration leases, especially to government or other creditworthy tenants, we believe that these properties offer an alternative investment opportunity that is partly linked to the fundamental fiscal health of the public sector. Nonetheless, accessing the Nordic debt markets to invest in these property sectors remains challenging for many investors. We believe that this challenge is primarily related to the inability of Nordic borrowers and investors to demonstrate the required platform, size and operational expertise in working with government and other creditworthy tenants to adapt and improve upon properties for better alignment with the specific business needs of such tenants. To further amplify the challenge, most local and regional lenders within the Nordics have limited experience lending against purpose-built real estate, where the value of the underlying property and the credit quality of the loan are directly tied to the business needs of a single or a few tenants. We therefore believe that well-capitalized investors with access to a range of financing sources will be well-positioned to take advantage of opportunities that exist to acquire properties in the Nordics.

Political Stability

        We believe that the Nordic countries benefit from stable political environments. Norway, Sweden and Denmark are constitutional monarchies, where the heads of state have no real political power, but rather serve in symbolic and ceremonial capacities, while a democratically elected parliament wields the vast majority of power and is responsible for the nation's governance. We believe that all of these countries have comparatively strong election turnout and the political differences between the primary parties are comparatively small. The Nordic countries generally share a strong emphasis on the welfare state and social benefits are on average higher than those in other European economies.

        Sweden and Denmark are part of the European Union, but have not adopted the euro currency. Norway is part of the European Economic Area, enabling it to participate in the European Union's internal market without being a member of the European Union. The Nordics have a relatively large, but well-functioning, public sector. The region became known for high levels of taxation and growing public sectors in the 1970s and 1980s. Since then, however, tax rates have declined in the region and the public sector has generally been reduced to today's more sustainable level, and of a similar level to other European countries.

        We believe the Nordic consensus-driven policy-making environment has helped the governments sustain higher public spending, while simultaneously allowing for budget surpluses to be maintained. Much of the public spending is focused on: (i) having a high percentage of the labor force employed within the public sector; (ii) government's responsibility for healthcare and education and (iii) a generous social security system. Public confidence in the Nordic governments' policies combined with general voter support for spending in these areas has enabled successive governments to plan around a long-term fiscal framework. We believe long-term planning to be an essential component to reducing both political and financial instability.

        We believe the Nordic countries' abilities to carry out pension system reforms, generally well ahead of those in other economies, have indirectly assisted in creating political stability. Over the past few years, the Nordic countries have worked to adjust their respective pension systems' funding. In particular, Sweden reformed its pension system away from an expensive defined-benefit system to a defined-contribution system in an effort to contain costs amid an aging population base. Denmark has also accumulated large pension assets, which, according to the OECD, represented approximately 50.0% of GDP in 2012. In general, we believe the pension systems within the Nordics compare favorably with the largely pay-as-you-go systems still prevalent in most other advanced global economies.

        We believe that prudent fiscal management and political stability over time have gradually positioned the Nordic countries into the relatively favorable ratings positions they enjoy today. The system of the welfare state has recently been dubbed "the next supermodel" by publications such as The Economist. We believe the Nordic countries' budgetary discipline leading up to the most recent global financial crisis that ensued in 2008 afforded them a comparatively low pre-crisis government debt-to-GDP ratio as compared to the median of other AAA rated economies at the time as shown in the chart below.

Trending Balance Sheet Debt as Percentage of GDP (Nordics vs. Median AAA Economies)

Source: Moody's Investors Service: Norway, Sweden, Denmark and Finland: Peer Comparison, September 2013

        We believe that the Nordic countries' healthy position at the onset of the 2008 global crisis subsequently paved the way for a variety of stimulus programs that did not radically impact the Nordic countries' fiscal sustainability. Therefore, in the aftermath of the recent global recession, we believe that the Nordic countries have fared relatively well as shown in the chart below. In part, we believe that the Nordic central banks have been successful in credit-risk management over the past five years because of the market's confidence in the Nordic countries' political stability.

Trending Real Rate of Growth (Nordics vs. Median AAA Economies)

Source: Moody's Investors Service: Norway, Sweden, Denmark and Finland: Peer Comparison, September 2013

Our Competitive Strengths

        We believe that our investment strategy and operating model distinguish us from other owners of office and industrial properties in the Nordics in a number of ways, including the following:

  •
  Strategically Located Portfolio.  Our 24 properties are geographically diversified in Norway and Sweden and include 11 office properties, 12 industrial properties and one commercial property comprising an aggregate of approximately 6.5 million leasable square feet. Our properties are generally located in major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their dense populations, strategic locations and strong levels of employment. We believe many of our existing properties exhibit favorable real property fundamentals and are benefitting from favorable trends such as strong and increasing demand for, but a limited supply and new development of, office and industrial space. Our properties are also strategically located in close proximity to major transportation corridors, employment centers and areas that are of significant strategic importance to existing or contemplated tenants. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" lease basis. We believe this structure helps insulate us from increases in certain operating expenses and provides consistent cash flow. In addition, substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI.

  •
  Primary Investment Focus on Government Tenants.  We acquire, own, lease and manage properties that are primarily leased to government tenants and government sponsored or controlled enterprises or agencies. As of September 30, 2013, approximately 92.1% of our annualized base rent was derived from such tenants. Our current government tenants include state and municipal governmental entities and agencies of the national governments in Norway and Sweden. Our largest tenant is PostNord, which is wholly-owned by the Swedish and Danish governments. Under Norwegian, Swedish and Danish law, municipalities and agencies of the national government are considered to be secure borrowers and are not permitted to discharge their obligations, including lease obligations, through a bankruptcy proceeding in the absence of a bankruptcy of the national government. Accordingly, we believe that our government and government related tenants support a recurring and dependable revenue base from our properties and will support our objective of delivering attractive risk-adjusted returns to our stockholders. Over time, we expect to expand our tenant base to include creditworthy private sector tenants.

  •
  Strong and Stable Target Markets.  Our primary target markets are in the Nordics, which are three of only ten countries in the world to currently have a AAA rating from S&P, Moody's and Fitch. According to the World Bank, the 2012 GDP per capita in Norway, Denmark and Sweden of $99,558, $56,326 and $55,041, respectively, represented the second-, seventh- and eighth-highest in the world. We believe that the Nordics currently exhibit strong macroeconomic fundamental trends with low sovereign debt to GDP borrowing ratios, strong population growth and stable employment levels. Each of Norway, Sweden and Denmark has maintained a separate sovereign currency from the euro and has full control over its monetary policy, affording each greater control over government spending and fiscal policy compared to other euro-based nations in the eurozone.

  •
  Favorable Lease Renewal Experience.  Many of our properties are integral to our tenants' operations. In many cases, our tenants have made, or we believe plan to make, substantial capital investments in the property. Due to the tenant-specific investments made in many of our properties by us or our current tenants, we believe that there is a high likelihood that these properties will be re-leased to existing tenants upon expiration of the current lease term. During the period January 1, 2010 to December 31, 2013, substantially all of the significant tenants at our properties with expiring leases either renewed their expiring lease or we re-leased the space to a tenant of similar credit quality at higher rents compared to the lease rate in the expiring lease. In addition to our strong record in lease renewals, we have also been able to achieve higher rental income from our properties through a range of capital improvement projects at our properties.

  •
  Experienced Senior Management Team; Strong Relationships with Government Agencies.  Members of our Manager's senior management team have an average of 15 years of experience acquiring, owning, leasing and managing real estate in the Nordics with certain members of this team being responsible for managing our existing portfolio since 2007. We believe their experience in providing full service real estate solutions for government and government related tenants has enabled them to understand and anticipate tenant needs, leading to high occupancy rates, tenant retention and consistent property-level cash flow.

  •
  Scalable Investment Strategy to Drive Growth.  We expect to grow our business by being an active buyer of office and industrial properties in the Nordics and by continuing to invest in our existing properties. Our Manager's senior management team has established and maintains a broad, in-place network of property owners, tenants and brokers in our target markets from which they expect to continue to identify and evaluate acquisition and leasing opportunities. We believe that substantial immediate and long-term opportunities exist in the Nordic property market, particularly in non-CBD locations in the Nordics' major cities, as well as certain key areas of regional Norway and Sweden. Many of the properties in our portfolio are located in these areas, and we intend to leverage our local market knowledge and relationships to be an active participant in both off-market and marketed opportunities. In addition, we will seek to take advantage of strategic acquisition opportunities through partnerships with local and regional property developers and operators in the Nordics to further expand and diversify our portfolio and improve our overall financial performance.

Our Business Objectives and Growth Strategies

        Our primary business objectives are to increase cash flow from operations, achieve sustainable long-term growth and provide attractive risk-adjusted returns to our stockholders through stable distributions and capital appreciation. Our business strategy consists of the following principal elements:

  •
  Internal Growth through Active Asset Management.  We will seek to increase our cash flows by maintaining high tenant retention rates, efficiently leasing vacant space, managing operating expenses and maintaining and monitoring our properties. Our Manager will seek to accomplish these objectives by utilizing its senior management team's existing relationships and leasing expertise in our target markets to maintain high occupancy rates and improve the efficiency of our properties. In addition, our Manager will actively monitor the credit profile of each of our tenants on an ongoing basis.

  •
  Capitalize on Opportunities that Exist in the Nordic Market.  We intend to take advantage of what we believe is a unique market opportunity to invest in the public and private sector of commercial real estate in the Nordics. The combined total government spending in the Nordics in 2012 was $690 million, according to Eurostat. We believe there is a substantial investment opportunity to continue to acquire strategically located properties leased primarily to governments or government sponsored or controlled enterprises or agencies within the Nordics. We believe, and property market indicators suggest, that demand for office and industrial space in the Nordics is increasing while supply and new development remains limited. As a result, we expect that rental rates and property values in these areas will increase over the near to medium term. To take advantage of these trends, we expect to be an active buyer of office and industrial properties in the Nordics. We intend to focus on major cities in areas outside of CBDs as well as in regional cities that exhibit significant public and private commercial and industrial activity due to their population density, strategic location and levels of employment. We intend to utilize our strong balance sheet and liquidity position, as well as our Manager's senior management team's in-depth market knowledge and expertise, to actively pursue such opportunities.

  •
  Maintain Relationships with High Quality Tenants.  Our tenants include government tenants and government sponsored or controlled enterprises or agencies and other creditworthy tenants which support a recurring and dependable revenue base from our properties. We have regular meetings and continuous dialogue with our major tenants so that we can be responsive to their needs and provide a level of service that we believe is superior to other landlords in our markets. We believe that this regular communication also allows us to gain valuable market insights. We intend to regularly undertake capital programs to improve our properties. For example, during the period from January 31, 2009 to December 31, 2013, 21% of our properties have benefitted from significant capital programs aimed at securing tenant retention. We believe our commitment to provide high quality premises and focus on tenant relationships will help us retain existing tenants and attract new tenants.

  •
  Seek Opportunities Based on Proprietary Deal Flow.  Our Manager's senior management team has deep industry relationships and a broad network of contacts, which we believe will provide us with access to an extensive pipeline of acquisition opportunities. In addition, during the term of the management agreement, Obligo has agreed to provide us with a right of first offer to purchase any office or industrial property identified by Obligo and its affiliates that fits our investment profile in the Nordics. We believe that this access to real estate investment opportunities sourced by Obligo, as well as the breadth of relationships our Manager's senior management team has established throughout the Nordic real estate industry, will generate attractive investment opportunities through which we can grow our business and increase value for our stockholders.

  •
  Capitalize on Opportunities to Generate Additional Cash Flow from our Properties.  We believe that we have the ability to increase cash flow from our properties through the following strategies:

  •
  Redevelop existing properties and undertake new construction on surplus land plots.    We believe trends in the Nordics indicate public and private sector tenants will require additional leasable space to conduct their operations. Accordingly, we believe we will have opportunities to grow our rental revenue by expanding or redeveloping properties to satisfy tenant needs. Some of our properties include surplus land plots in attractive areas, which are suitable for future development. This includes potential development of up to approximately 320,000 square feet in Stockholm, Sweden and up to 160,000 square feet in Linköping, Sweden.

  •
  Realize contractual rent increases.    Substantially all of our existing lease agreements include rent escalation provisions designed to provide us with annual rental growth linked to a country-specific CPI. As a result, we expect that our rental revenue will grow substantially in line with inflation through these contractual increases in rent.

  •
  Manage initial portfolio rental rates.    Several of our properties have in-place rents which we believe are below average market terms. As a result, upon expiration of these leases, we believe we can increase rents through renewals with existing tenants or new leases with new tenants.

Our Initial Portfolio

        Upon completion of the REIT formation transactions and this offering, our initial portfolio will consist of 24 properties, including nine in Norway and 15 in Sweden, with approximately 6.5 million leasable square feet. As of September 30, 2013, our properties were approximately 94.8% leased, with a weighted average remaining lease term of approximately 6.5 years. As of September 30, 2013, approximately 84.1% of the aggregate leasable square feet of our properties was leased to government tenants and government sponsored or controlled enterprises or agencies in Norway and Sweden.

        The table below sets forth certain information with respect to our properties, as of September 30, 2013:

Properties/Location	Year Built / Most Recently Renovated(1)	Property Type	Leasable Sq. Ft.	% Leased	Ownership Interest	Number of Tenants	Major Tenant	Annualized Base Rent(2)	% of Total Annualized Rent
The Garrison, Smedstad 1:21 / Linköping, Sweden	1922 / 2013	Office	854,246	97.0%	100.0%	48	Swedish National Laboratory of Forensic Science	$17,032,174	17.2%
Posten 1 / Stockholm, Sweden	1983 / 2005	Office / Industrial	985,393	92.7%	100.0%	9	PostNord	11,505,912	11.6%
A4 Campus, Artilleristen 1 / Östersund, Sweden	1893 / 2008	Office(3)	505,355	99.4%	100.0%	66	Mittuniversitetet, University owned by the government	10,336,219	10.4%
Gullbergvass 703:57 / Gothenburg, Sweden	1972 / 2012	Office / Industrial	666,501	96.9%	100.0%	19	PostNord	9,789,716	9.9%
Vasslan 3 / Stockholm, Sweden	1990 / 2000	Office / Industrial	663,950	95.2%	100.0%	6	PostNord	9,596,846	9.7%
Lysbomben 4 / Stockholm, Sweden	1949 / 1990	Office	337,341	100.0%	100.0%	10	Swedish National Archives	7,756,660	7.8%
Kläppen 4 / Malmö, Sweden	1974 / 1995	Industrial	474,549	97.1%	100.0%	1	PostNord	5,882,782	5.9%
Gjerpensgt. 10:20 / Skien, Norway	1991 / 2000	Office	209,721	92.0%	100.0%	11	The Norwegian Public Roads Administration	3,620,777	3.6%

Properties/Location	Year Built / Most Recently Renovated(1)	Property Type	Leasable Sq. Ft.	% Leased	Ownership Interest	Number of Tenants	Major Tenant	Annualized Base Rent(2)	% of Total Annualized Rent
Vevaxeln 6 / Malmö, Sweden	1992 / 2000	Industrial	254,394	100.0%	100.0%	1	PostNord	3,499,144	3.5%
Barnarp Kråkebo 1:42 / Jönköping, Sweden	1992 / 2014	Industrial	183,503	100.0%	100.0%	1	PostNord	2,589,360	2.6%
Søebergkvartalet 21 / Sandefjord, Norway	1983 / 2001	Office	195,057	97.2%	100.0%	8	Vestfold Police District	2,282,977	2.3%
Sågen 4 / Västerås, Sweden	1992 / 1996	Industrial	151,836	100.0%	100.0%	2	PostNord	2,282,904	2.3%
Midtåsen 30 / Oslo, Norway	2004 / 2004	Office(4)	87,000	100.0%	100.0%	4	The Nursing Home Department	1,989,711	2.0%
Njøsavegen 2 / Leikanger, Norway	2004 / 2004	Office	62,855	100.0%	100.0%	2	County Governor Sogn og Fjordane	1,657,554	1.7%
Skönsmon 2:2 / Sundsvall, Sweden	1983 / 2000	Industrial	96,660	100.0%	100.0%	1	PostNord	1,331,951	1.3%
Bütangen 2:2 / Norrköping, Sweden	1989 / 1998	Industrial	167,756	68.7%	100.0%	4	PostNord	1,286,189	1.3%
Tollbugata 2 / Drammen, Norway	1975 / 1996	Office	76,037	94.1%	100.0%	3	Ministry of Transport and Communication	1,245,539	1.3%
Gåvan 6 / Linköping, Sweden	1975 / 1992	Industrial	149,672	88.9%	100.0%	3	PostNord	1,220,228	1.2%
Magasinet 8 / Alvesta, Sweden	1988 / 1995	Industrial	90,062	95.4%	100.0%	1	PostNord	1,116,907	1.1%
Abel Meyersgate 10 / Namsos, Norway	1982 / 1997	Office	69,677	84.3%	100.0%	8	Nord Trøndelag Police District	930,912	0.9%
Aslakveien 16:18 / Oslo, Norway	2003 / 2003	Commercial	28,105	100.0%	100.0%	4	Municipality of Oslo, District Vestre Aker	857,586	0.9%
Fjøreveien 20 / Sogndal, Norway	2001 / 2001	Office	38,463	100.0%	100.0%	4	Sogn & Fjordane Police District	685,315	0.7%
Marieboesgate. 6:8 / Oslo, Norway	1990 / 2013	Office	72,432	74.9%	100.0%	5	Stiftelsen Horisont	481,294	0.5%
Härföraren 1 / Nykvarn, Sweden	1992 / 1992	Industrial	73,668	47.1%	100.0%	3	Animail	302,347	0.3%
Norway Subtotal	—	—	839,348	93.3%	100.0%	49	—	$13,715,664	13.9%
Sweden Subtotal	—	—	5,654,885	95.1%	100.0%	175	—	85,529,341	86.1%

Total/Weighted Avg.			6,494,232	94.8%	100.0%	224		$99,281,005	100.0%

(1)
Renovation means significant upgrades, alterations or additions to building interiors, exteriors or systems.

(2)
Calculated by multiplying (i) base rent payments for the month ended September 30, 2013 by (ii) 12.

(3)
A4 Campus is a university campus that includes office and other commercial buildings.

(4)
Midtåsen 30 is a nursing home facility that includes office space as well as capacity for residents.

        The following table sets forth information relating to the geographic diversification by country of our properties (based on total annualized rent, as of September 30, 2013):

Country	Total Number of Properties	Occupancy	Total Leasable Sq. Ft.	% of Total Leasable Sq. Ft.	Total Annualized Rent per Leased Sq. Ft.	Total Annualized Rent	% of Total Annualized Rent	Total Leased Sq. Ft.
Norway
Regional Norway	5	94.2%	575,773	8.9%	$16.92	$9,177,534	9.2%	542,495
Oslo	3	90.3%	187,537	2.9%	19.65	3,328,591	3.4%	169,368
Greater Oslo	1	94.1%	76,037	1.2%	17.41	1,245,539	1.3%	71,538

Subtotal	9	93.3%	839,348	12.9%	17.55	13,715,664	13.9%	783,401
Sweden
Regional Sweden	7	95.0%	2,047,253	31.5%	17.95	34,913,029	35.2%	1,945,458
Stockholm	3	94.8%	1,986,684	30.6%	15.33	28,859,418	29.1%	1,882,716
Gothenburg	1	96.9%	666,501	10.3%	15.15	9,789,716	9.9%	646,050
Malmö	2	98.1%	728,943	11.2%	13.12	9,381,716	9.4%	714,950
Greater Stockholm	2	82.7%	225,504	3.5%	13.86	2,585,252	2.6%	186,517

Subtotal	15	95.1%	5,654,885	87.1%	15.91	85,529,341	86.1%	5,375,690

Total/Weighted Avg.	24	94.8%	6,494,232	100.0%	$16.12	$99,281,005	100.0%	6,159,092

        The table below sets forth relevant information with respect to our ten largest tenants, as of September 30, 2013:

Major Tenant	Total Leased Sq. Ft.	Number of Leases	% of Total Leased Sq. Ft.	Total Annualized Rent	% of Total Annualized Rent
PostNord	2,859,540		46.4%	$37,519,164	37.8%
Mittuniversitetet, University owned by the government	295,093		4.8%	6,355,763	6.4%
Greater Stockholm Public Transport	298,268		4.8%	5,257,227	5.3%
Swedish National Laboratory of Forensic Science	160,544		2.6%	4,032,886	4.1%
Swedish Transport Administration	172,836		2.8%	3,896,505	3.9%
The National Board of Health and Welfare	154,828		2.5%	3,879,728	3.9%
The Swedish Police Service	177,605		2.9%	3,338,180	3.4%
National Archives—Sweden	164,752		2.7%	3,151,737	3.2%
The National Board of Forensic Medicine	67,662		1.1%	2,060,960	2.1%
The Swedish National Courts Administration	82,301		1.3%	1,992,435	2.0%

Sub-Total	4,433,429		72.0%	71,534,587	72.1%
Other Tenants	1,725,663		28.0%	27,746,417	27.9%

Total	6,159,092		100.0%	$99,281,005	100.0%

        The table below sets forth relevant information with respect to the lease expirations of our properties, as of September 30, 2013:

Year	Number of Expiring Leases	Total Sq. Ft. Expiring	Expiring Base Rent	% of Total Expiring Base Rent	Expiring Base Rent Per Sq. Ft.
Vacant	82	335,141	$0	0.0%	$0.00
2013	22	61,365	302,309	0.3%	4.93
2014	81	802,098	13,878,695	14.0%	17.30
2015	66	967,663	15,453,759	15.6%	15.97
2016	82	2,069,423	24,112,448	24.3%	11.65
2017	38	219,837	4,197,042	4.2%	19.09
2018	32	318,305	6,561,134	6.6%	20.61
2019	10	64,896	1,124,129	1.1%	17.32
2020	14	291,129	5,407,412	5.4%	18.57
2021	7	51,992	536,051	0.5%	10.31
2022	17	298,465	6,551,174	6.6%	21.95
2023 and thereafter	34	1,013,919	21,156,851	21.3%	20.87

Total/Weighted Average	485	6,494,232	$99,281,005	100.0%	$16.12

        The following table sets forth certain historical information regarding leasing-related (revenue-generating) tenant improvements and leasing commission costs for tenants at our properties through September 30, 2013:

	2013	Sq. Ft. (2013)	2013 Per Sq. Ft.	2012	Sq. Ft. (2012)	2012 Per Sq. Ft.	2011	Sq. Ft. (2011)	2011 Per Sq. Ft.
Tenant Improvements
New
Renewal
Leasing Commissions
New
Renewal

        The following table sets forth certain information regarding historical maintenance (non-revenue generating) capital expenditures at our properties through September 30, 2013:

	2013	Sq. Ft. (2013)	2013 Per Sq. Ft.	2012	Sq. Ft. (2012)	2012 Per Sq. Ft.	2011	Sq. Ft. (2011)	2011 Per Sq. Ft.
Total Non-Recurring Capital Expenditures
Total Recurring Capital Expenditures

Description of our Properties

        Upon completion of the REIT formation transactions and this offering, we will own interests in each of the properties described below:

        The Garrison, Smestad 1:21, Linköping, Sweden.    This 854,245 square foot office property was 97.0% leased as of September 30, 2013. The property consists of 30 commercial multi-story buildings and two land parcels, and was previously occupied by the Swedish Armed Forces. Following the acquisition of the property in 2004, approximately 241,000 square feet was re-developed or constructed to provide a variety of office, education, restaurant and other commercial uses. The property is situated adjacent to a number of residential neighborhoods. It is located in the southern part of Linköping,

Sweden, less than one mile from the downtown area. The property was constructed in 1922 and expanded in 1992 and 2001, with major refurbishments completed over the last 10 years. The largest tenants are Swedish National Laboratory of Forensic Science and the National Board of Forensic Science which occupy 18.8% and 7.9% of the leasable square footage, respectively. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Posten 1, Stockholm, Sweden.    This 985,393 square foot office and industrial property was 92.7% leased as of September 30, 2013. The property consists of a single building that includes 23 elevators and 80 loading docks, 50 of which are indoors. In addition, the property has four rail track connections entering into the 90,000 square foot train-hall. The property is located in Solna, a municipality of Stockholm, Sweden's capital and largest city, less than two miles from the Stockholm central station. The property was constructed in 1983, with major refurbishments completed in 1999, 2000, 2004 and 2005. The largest tenant is PostNord which occupies 58.1% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        A4 Campus, Artilleristen 1, Östersund, Sweden.    This 505,355 square foot university campus property was 99.4% leased as of September 30, 2013. The property consists of 30 commercial multi-story buildings and six land parcels, and was previously occupied by the Swedish Armed Forces. Following the acquisition of the property in 2004, approximately 145,000 square feet was re-developed or constructed to provide a variety of education, office, storage, restaurant and other uses. It is located in the eastern portion of Östersund, Sweden, less than one mile from the downtown area. The property is primarily surrounded by residential and small commercial neighborhoods and benefits from close proximity to primary transportation corridors. The property was constructed between 1893 and 1895, with major refurbishments and extensions completed over the last 10 years. The largest tenant is Mittuniversitetet, a Swedish government-owned educational institution, which occupies 58.4% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Gullbergsvass 703:57, Gothenburg, Sweden.    This 666,501 square foot office and industrial property was 96.9% leased as of September 30, 2013. The property consists of a single eight-story building comprised predominantly of terminal and office spaces, with tenant garage parking located below ground. Extensive refurbishments were completed in 2005 and 2011/2012, including approximately 150,000 square feet leased to Trafikverket, a government transportation authority. The property is centrally located in Gothenburg, Sweden's second largest city, and in close proximity to the local bus terminal and central station, and is well located for its logistic purposes with convenient access to Highways E6 and E20 as well as county roadway R45. The property was constructed between 1972 and 1986. The largest tenant is PostNord which occupies 53.7% of the leasable square footage. The property is subject to a financeable ground lease with a remaining term of 41 years and renewal options every ten years. The land is owned by Jernhusen, a government agency. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property, subject to the ground lease.

        Vasslan 3, Stockholm, Sweden.    This 663,950 square foot office and industrial property was 95.2% leased as of September 30, 2013. The property consists of a single four-story building with a basement and maintenance facility. The ground floor of the main building has 55 loading docks. The remaining floors of the building are primarily configured with office space. The property is located approximately three miles south of downtown Stockholm, Sweden and is primarily surrounded by light industrial and commercial use properties. The property benefits from close proximity to two primary highways and a tram/subway terminal. The property was constructed in 1990 and expanded in 2000. The largest tenant is PostNord which occupies 72.5% of the leasable square footage. The property is subject to a financeable ground lease with a remaining term of 55 years and renewal options every ten years. The land is owned by the City of Stockholm. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property, subject to the ground lease.

        Lysbomben 4, Stockholm, Sweden.    This 337,341 square foot office property was 100.0% leased as of September 30, 2013. The property consists of three multi-story commercial buildings and six land parcels. The primary multi-story office building was purpose-built in 1968 for the Swedish National Archives. It is located in an attractive area in Marieberg that is less than two miles from downtown Stockholm, Sweden. The property is primarily surrounded by a number of supporting commercial and residential use properties. The property was constructed in 1949 and expanded in 1968, with major refurbishment completed in 1990. The largest tenants are the Swedish National Archives and the National Board of Health and Welfare which occupy 48.8% and 45.9% of the leasable square footage, respectively. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Kläppen 4, Malmö, Sweden.    This 474,549 square foot industrial property was 97.1% leased as of September 30, 2013. The property consists of a single four-story building that is located in the harbor area approximately two miles north of downtown Malmö, Sweden. The property was constructed in 1974, with major refurbishments completed in 1988 and 1995. The largest tenant is PostNord which occupies 97.1% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Gjerpensgate 10:20, Skien, Norway.    This 209,721 square foot office property was 92.0% leased as of September 30, 2013. The property encompasses one city block and consists of five multi-story buildings and 222 surface parking spaces. It is situated in the municipality of Skien, Norway and is located in close proximity to the city's rail station. The property was constructed in 1991, and expanded in 1993 and 2000. The largest tenant is the Norwegian Public Roads Administration which occupies 27.3% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Vevaxeln 6, Malmö, Sweden.    This 254,394 square foot industrial property was 100.0% leased as of September 30, 2013. The property is comprised of a single-story building that has 124 loading docks and office space in a corridor system. We believe that the property represents one of the larger commercial parcels in Sweden. The property is located approximately five miles east of downtown Malmö, Sweden, in the Toftanäs industrial area and it benefits from close proximity to Highway E6. The property was constructed in 1992 and expanded in 1995, with major refurbishments completed in 1995 and 2000. The property is 100% leased to PostNord. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Barnaps Kräkebo 1:42, Jönköping, Sweden.    This 183,503 square foot industrial property was 100.0% leased as of September 30, 2013. The property consists of a single two-story building with approximately 100 loading bays, a functional natural gas supply and is connected to municipal water and sewage networks. It is located in Torsvik, an industrial submarket located south of downtown Jönköping, Sweden. The surrounding area has been developed with a number of industrial and commercial buildings, and benefits from highway access. The property is currently undergoing major expansion as the existing building is being connected to a 12,223 square foot logistic building originally constructed in 2008/2009. After the extension, the property will have a total leasable area of 183,503 square feet. The property was constructed in 1992 and expanded in 1995. The property, including the ongoing expansion, is 100% leased to PostNord. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Søebergkvartalet 4, Sandefjord, Norway.    This 195,057 square foot office property was 97.2% leased as of September 30, 2013. The property includes smaller residential and commercial uses under separate ownership and not part of our initial portfolio. These residential and commercial uses comprise approximately 25% of the entire building on an allocated cost basis. The property encompasses one city block and a single five-story building with 224 parking spaces located on two below-ground levels. The property is located in the downtown area of the municipality of Sandefjord, Norway, in close proximity to the central train station and bus terminal. The property was constructed in 1983, with significant refurbishments completed in 1996 and 2001. The largest tenants are the Vestfold Police District and the Municipality of Sandefjord which occupy 31.3% and 31.0% of the leasable square footage, respectively. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in the property's office component.

        Sågen 4, Västerås, Sweden.    This 151,836 square foot industrial property was 100.0% leased as of September 30, 2013. The property consists of a single four-story building with a basement. The property is located less than one mile east of downtown Västerås, Sweden's fifth largest city, and benefits from access to a primary highway. The property was constructed in 1992 and expanded in 1996. The property is 100% leased to PostNord. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Midtåsen 30, Oslo, Norway.    This 87,000 square foot nursing home property was 100.0% leased as of September 30, 2013. The property consists of a single four-story building with capacity for 96 residents. It is located in Nordstrand, a predominantly residential area on the south-east side of Oslo, the capital city of Norway. The property was constructed in 2004. The property is 100% leased to The Nursing Home Department and was purpose-built as a nursing home facility. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Njøsavegen 2, Leikanger, Norway.    This 62,855 square foot office property was 100.0% leased as of September 30, 2013. The property consists of a single four-story building with 95 parking spaces below ground. It is located in close proximity to downtown Leikanger, Norway, home to the county administration and local tax authorities. The property was constructed in 2004. The largest tenant is the County Governor of Sogn og Fjordane which occupies 71.6% of the leasable square footage, and the property is used primarily for office and archive purposes. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Skönsmon 2:2, Sundsvall, Sweden.    This 96,660 square foot industrial property was 100.0% leased as of September 30, 2013. The property consists of a single two-story building. The second floor features a mixed office configuration. The property is located in an industrial area of Sundsvall, Sweden, in close proximity to the downtown area and to the central station, as well as to two primary highways. The property was constructed in 1983 and expanded in 1995, with major refurbishment completed in 2000. The property is 100% leased to PostNord. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Bütangen 2:2, Norrköping, Sweden.    This 167,756 square foot industrial property was 68.7% leased as of September 30, 2013. The property consists of a single three-story building with the second and third floors improved for office, restaurant and sport facility uses. It is located in downtown Norrköping, Sweden, in close proximity to the local central station. The property is connected to a single rail track and benefits from close proximity and access to two primary highways. The property was constructed in 1989 and expanded in 1996, with significant refurbishments completed in 1994 and 1998. The largest tenant is PostNord which occupies 62.3% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Tollbugata 2, Drammen, Norway.    This 76,037 square foot office property was 94.1% leased as of September 30, 2013. The property consists of a single six-story building with a basement and a small technical room located on the roof. It is located in downtown Drammen, Norway, in close proximity to an express train station linking the city to Oslo. The surrounding area has been developed with a number of residential and commercial use properties. The property was constructed in 1975, with significant refurbishment completed in 1996. The largest tenant is the Ministry of Transport and Communication which occupies 94.1% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Gåvan 6, Linköping, Sweden.    This 149,672 square foot industrial property was 88.9% leased as of September 30, 2013. The property consists of one larger two-story distribution building and one smaller single-story maintenance building. It is located in Östra Tornby, a suburban industrial area of Linköping, Sweden, only a few hundred meters from the central station and the city's downtown area. The surrounding neighborhood is primarily developed with a variety of commercial and industrial use properties and benefits from close proximity to a primary highway. The property was constructed in 1975, with major refurbishment in 1992. The largest tenant is PostNord which occupies 73.5% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Magasinet 8, Alvesta, Sweden.    This 90,062 square foot industrial property was 95.4% occupied as of September 30, 2013. This property consists of a two-story building and a storage facility with staff and dining areas. The property is configured with L-shaped loading docks and benefits from rail track connections. It is located within 15 miles of Växjö, Sweden, the primary regional city. The property was constructed in 1988, with major refurbishment completed in 1995. The largest tenant is PostNord which occupies 95.4% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Abel Meyersgate 10, Namsos, Norway.    This 69,677 square foot office property was 84.3% leased as of September 30, 2013. The property consists of a single four-story building with a basement and a small technical room located on the roof. It is located in downtown Namsos, Norway. The property was constructed in 1982. The largest tenant is the local police department which occupies 45.3% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Aslakveien 16:18, Oslo, Norway.    This 28,105 square foot commercial property was 100.0% leased as of September 30, 2013. The property consists of a single four-story building with 7,761 square feet of retail space and 14 residential units. The property includes additional residential units under separate ownership and not part of our initial portfolio. These additional residential units comprise approximately 19.5% of the leasable square footage of the entire building. The property is located in a residential neighborhood on the west side of Oslo, Norway. The property was constructed in 2003. The largest tenant is the Municipality of Oslo, District Vestre Aker which occupies 61.1% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire an 100% interest in the property's retail component and 14 residential units.

        Fjørvegen 20, Sogndal, Norway.    This 38,463 square foot office property was 100.0% leased as of September 30, 2013. The property consists of a single three-story building with minor retail space, 10,753 square feet of storage space below ground and 28 parking spaces. It is located in downtown Sogndal, a regional municipality in western Norway. The property was constructed in 2001. The property is majority leased to the Sogn & Fjordane Police District which occupies 51.3% of the leasable square footage. The property is currently subject to a financeable ground lease with a remaining term of 64 years. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property, subject to the ground lease.

        Mariboesgate 6:8, Oslo, Norway.    This 72,432 square foot office property was 74.9% leased as of September 30, 2013. The property consists of a single seven-story building located in the district of Gamle Oslo, part of downtown Oslo, Norway, and benefits from a central location in close proximity to public transportation. The property was constructed in 1990, with significant refurbishment completed in 2013. The largest tenant is the Stiftelsen Horisont which occupies 21.4% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

        Härföraren 1, Nykvarn, Sweden.    This 73,668 square foot industrial property was 47.1% leased as of September 30, 2013. The property consists of a single two-story building with 50 loading bays and a smaller main entrance building improved for office use. It is located in a small municipality and suburb of Stockholm, Sweden. The area benefits from close proximity to two primary highways. The property was constructed in 1992. The largest tenant is Animail which occupies 36.1% of the leasable square footage. Upon completion of the REIT formation transactions, we will acquire a 100.0% interest in this property.

Additional Information with Respect to Certain Properties

Posten 1

        Posten 1 is our largest industrial property by square footage and gross revenue. The property contains 985,393 square feet of leasable space and is located in Stockholm, Sweden. Posten 1 was 92.7% occupied, as of September 30, 2013, with major tenants including PostNord, Greater Stockholm Public Transport and Aditro Financial Management AB.

        We expect PostNord to vacate parts of its leased space over the coming three years and we may need to make additional investments in the property before we will be able to re-lease it. We have signed a 300,000 square foot lease with the Greater Stockholm Public Transport, an existing tenant of the property, which will occupy space that PostNord is expected to vacate in 2014 and 2015.

        There were no 2012 annual property taxes for Posten 1.

Posten 1 Primary Tenants

        The following table sets forth information with respect to the tenants at Posten 1 who occupy 10% or more of Posten 1's leasable square footage, future lease expirations and other real estate information related to the property, as of September 30, 2013.

Tenant	Principal Nature of Business	Lease Expiration		Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot	Renewal Option
PostNord	Logistics/Mail Service	12/31/16		572,801	58.1%	$6,181,356	53.7%	$10.79	3 years
Greater Stockholm Public Transport	Government	06/30/40	(1)	298,268	30.3%	5,257,227	45.7%	17.63	15 years

(1)
If the tenant vacates at this date they are obliged to pay a penalty to the landlord equal to five years of lease payments

Posten 1 Revenue Per Rentable Square Foot

Revenue Per Rentable Square Foot
2013	2012	2011	2010	2009	2008
$14.30	$14.30	$14.30	$13.90	$14.20	$13.50

Posten 1 Lease Expirations

        The following table sets forth the lease expirations for in-place leases at Posten 1 for each of the time periods indicated. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot
Available	6	72,215	7.3%	$0	0.0%	$0.00
2013	1	41,818	4.2%	0	0.0%	0.00
2014	4	29,568	3.0%	448,900	3.9%	15.18
2015	4	61,828	6.3%	466,914	4.1%	7.55
2016	4	447,736	45.4%	4,621,400	40.2%	10.32
2017	2	0	0.0%	11,797	0.1%	0.00
2018	2	33,853	3.4%	682,871	5.9%	20.17
2019	1	108	0.0%	16,804	0.1%	155.59
2020	0	0	0.0%	0	0.0%	0.00
2021	0	0	0.0%	0	0.0%	0.00
2022	0	0	0.0%	0	0.0%	0.00
2023	0	0	0.0%	0	0.0%	0.00
Thereafter	2	298,268	30.3%	5,257,227	45.7%	17.63

(1)
Annualized rent revenue represents the annualized monthly contractual rent under existing leases as of September 30, 2013.

Posten 1 Percentage Leased and Base Rent

        The following table sets forth the percentage leased and annualized base rent per leased square foot for Posten 1 for the in-place leases as of the dates indicated below:

Date	Percentage Leased	Total Leased Square Feet	Annualized Base Rent per Leased Square Foot
December 31, 2012	99.5%	980,408	$12.40
December 31, 2011	99.5%	980,418	12.20
December 31, 2010	99.9%	984,223	12.00
December 31, 2009	100.0%	985,543	12.20
December 31, 2008	99.5%	980,936	11.90

Posten 1 Tax Basis and Depreciation

Posten 1	Tax Basis	Net Value	Life in Years	Method(1)
Land	$7,853,913	$7,853,913	—	—
Building	76,478,952	40,725,466	50	SL
Tenant Improvements	—	—	—	SL
Other	474,951	174,941	20	SL

Total	$84,807,816	$48,754,319	—	—

(1)
Straight line method of depreciation.

The Garrison

        The Garrison is our largest office campus by square footage and gross revenue. The property contains 854,245 square feet of leasable space and is situated at Smestad 1:21 in Linköping, Sweden. The Garrison was 97.0% occupied as of September 30, 2013, with major tenants including Swedish

National Laboratory of Forensic Science, The National Board of Forensic Medicine, The Swedish National Courts Administration and Linköping Municipality.

        Since we acquired the property in 2004, we have added a total of 241,111 square feet of leasable space, including 102,257 through the re-development of previously unusable spaces and 138,854 through new construction.

        We currently plan to construct a new office building with an attached parking garage. The development will likely be in two phases and will comprise an aggregate of 100,000 square feet. A new 12,000 square feet anchor lease to a government tenant has been signed. Phase one of the project has a targeted completion by the middle of 2015.

        The 2012 annual property taxes for The Garrison were $743,296.

The Garrison Primary Tenants

        The following table sets forth information with respect to the tenants at The Garrison which occupy 10% or more of The Garrison's leasable square footage, future lease expirations and other real estate information related to the property, as of September 30, 2013.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot	Renewal Option
The Swedish Police Service	Government	12/30/15	177,605	20.8%	$3,388,180	19.9%	$19.08	3 years
Swedish National Laboratory of Forensic Science	Government	03/31/22	160,544	18.8%	4,032,886	23.7%	25.12	3 years
County Council of Östergötland	Government	05/14/17	83,614	9.8%	1,620,489	9.5%	19.38	3 years
Swedish National Courts Administration	Government	11/30/25	82,301	9.6%	1,992,435	11.7%	24.21	3 years

The Garrison Revenue Per Rentable Square Foot

Revenue Per Rentable Square Foot
2013	2012	2011	2010	2009	2008
$22.40	$22.40	$22.60	$22.20	$21.00	$20.40

The Garrison Lease Expirations

        The following table sets forth the lease expirations for in-place leases at The Garrison for each of the time periods indicated. The information set forth in the table assumes that tenants do not exercise renewal options or early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot
Available	16	25,521	3.0%	$0	0.0%	$0.00
2013	3	5,360	0.6%	60,461	0.4%	11.28
2014	23	72,495	8.5%	1,239,571	7.3%	17.10
2015	26	235,471	27.6%	4,290,428	25.2%	18.22
2016	12	34,617	4.1%	617,044	3.6%	17.83
2017	7	68,275	8.0%	1,249,081	7.3%	18.29
2018	2	5,780	0.7%	135,270	0.8%	23.40
2019	2	27,437	3.2%	418,188	2.5%	15.24
2020	3	28,018	3.3%	606,558	3.6%	21.65
2021	1	40,494	4.7%	318,742	1.9%	7.87
2022	1	160,544	18.8%	4,032,886	23.7%	25.12
2023	1	269	0.0%	10,550	0.1%	39.22
Thereafter	3	149,963	17.6%	4,053,395	23.8%	27.03

(1)
Annualized rent revenue represents the annualized monthly contractual rent under existing leases of September 30, 2013.

The Garrison Percentage Leased and Base Rent

        The following table sets forth the percentage leased and annualized base rent per leased square foot for The Garrison for the in-place leases as of September 30, 2013, as of the dates indicated below:

Date	Percentage Leased	Total Leased Square Feet	Annualized Base Rent per Leased Square Foot
December 31, 2012	98.7%	811,030	$22.50
December 31, 2011	98.8%	803,656	22.10
December 31, 2010	99.0%	753,831	21.40
December 31, 2009	98.9%	752,760	21.00
December 31, 2008	99.2%	733,659	20.20

The Garrison Tax Basis and Depreciation

Garrison	Tax Basis	Net Value	Life in Years	Method(1)
Land	$703,856	$703,856	—	—
Building	127,063,902	98,886,982	50	SL
Tenant Improvements	1,820,408	1,270,846	—	—
Other	4,303,044	2,266,864	20	SL

Total	$133,891,210	$103,128,547	—	—

(1)
Straight line method of depreciation.

A4 Campus

        A4 Campus is a large office and university campus by square footage and gross revenue. The property contains 505,355 square feet of leasable space and is situated at Artilleristen 1 in Östersund,

Sweden. A4 Campus was 99.4% occupied as of September 30, 2013, with major tenants that include Mittuniversitetet, Kronofogdemyndigheten, the tax authorities and the Swedish National Institute of Public Health.

        We have no immediate plans with respect to major renovation or redevelopment of the A4 Campus property. However, there are surplus land areas suitable for future development. The 2012 annual property taxes for A4 Campus were $186,209.

A4 Campus Primary Tenants

        The following table sets forth information with respect to the tenants at A4 Campus which occupy 10% or more of A4 Campus's leasable square footage, future lease expirations and other real estate information related to the property, as of September 30, 2013.

Tenant	Principal Nature of Business	Lease Expiration	Total Leased Square Feet	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot	Renewal Option
Mittuniversitetet, University owned by Govt.	Government	11/09/23	295,093	58.4%	$6,355,763	61.5%	$21.54	3 years
Swedish National Institute of Public Health	Government	12/18/15	45,499	9.0%	929,800	9.0%	20.44	3 years

A4 Campus Revenue Per Rentable Square Foot

Revenue Per Rentable Square Foot
2013	2012	2011	2010	2009	2008
$21.80	$21.90	$22.20	$23.60	$21.20	$19.20

A4 Campus Lease Expirations

        The following table sets forth the lease expirations for in-place leases at A4 Campus for each of the time periods indicated. The information set forth in the table assumes that tenants exercise no renewal options and no early termination rights.

Year of Lease Expiration	Number of Leases Expiring	Square Footage of Leases Expiring	% Property Net Rentable Square Feet	Annualized Base Rent	% of Property Annualized Base Rent	Annualized Base Rent per Leased Square Foot
Available	3	2,939	0.6%	$0	0.0%	$0.00
2013	9	4,359	0.9%	62,612	0.6%	14.36
2014	29	38,685	7.7%	819,320	7.9%	21.18
2015	15	141,040	27.9%	2,526,404	24.4%	17.91
2016	12	52,819	10.5%	868,431	8.4%	16.44
2017	12	44,100	8.7%	937,224	9.1%	21.25
2018	0	0	0.0%	0	0.0%	0.00
2019	2	31,646	6.3%	627,589	6.1%	19.83
2020	0	0	0.0%	0	0.0%	0.00
2021	0	0	0.0%	0	0.0%	0.00
2022	0	0	0.0%	0	0.0%	0.00
2023	0	0	0.0%	0	0.0%	0.00
Thereafter	4	189,786	37.6%	4,494,641	43.5%	23.68

(1)
Annualized rent revenue represents the annualized monthly contractual rent under existing leases of September 30, 2013.

A4 Campus Percentage Leased and Base Rent

        The following table sets forth the percentage leased and annualized base rent per leased square foot for A4 Campus for the in-place leases as of the dates indicated below:

Date	Percentage Leased	Total Leased Square Feet	Annualized Base Rent per Leased Square Foot
December 31, 2012	99.9%	519,133	$21.50
December 31, 2011	99.8%	510,541	21.10
December 31, 2010	99.9%	510,971	21.00
December 31, 2009	99.6%	509,472	20.90
December 31, 2008	99.9%	498,954	18.90

A4 Campus Tax Basis and Depreciation

Östersund	Tax Basis	Net Value	Life in Years	Method(1)
Land	$1,714,269	$1,714,269	—	—
Building	77,482,772	54,091,547	50	SL
Tenant Improvements	—	—	—	—
Other	4,497,624	2,033,701	20	SL

Total	$83,694,665	$57,839,517	—	—

(1)
Straight line method of depreciation.

Principal Tenant

        Our largest tenant as of September 30, 2013 was PostNord. PostNord is a leading supplier of business communications in the Nordics, one of the largest operators in the Nordic advertising market and a leading provider of logistics services to, from and within the Nordics. The company was formed through the merger of Posten AB and Post Danmark A/S in 2009 and is 60% owned by the Swedish government and 40% owned by the Danish government. During the year ended December 31, 2012, PostNord had net sales of approximately $6.5 billion.

        We believe that PostNord benefits from the following market positioning and governance attributes:

  •
  Markets—Regulated postal service market with attractive cash flow profile. Logistics market offers compelling growth opportunities. Strong e-commerce growth drives demand for parcel services.

  •
  Position—Positioned as a strong Nordic market player. Significant barriers to entry exist due to need for an asset-intense network.

  •
  Financial Strength—Stable financial position. Proven ability to deliver attractive profit margins and cash flows amidst a changing market landscape.

  •
  Ownership—Mission-critical service for domestic and regional economies.

Financial Outlook

        PostNord's net sales for the quarter ended September 30, 2013 were up approximately 4.0% year-over-year, primarily as a result of acquisition activity. Excluding acquisitions and currency effects, net sales were largely unchanged, reflecting a decline in mail volumes offset by growth within the logistics business.

        We believe that PostNord's activities are systemically important to the Swedish and Danish governments, with the company enjoying a strong market position in both economies. We believe that its operating margins are relatively stable. PostNord is expected to continue to drive cost reduction programs to ensure long-term profitability. The Danske Bank, Handelsbanken and SEB currently rate PostNord as 'BBB+' with a stable outlook.

        PostNord's stated objective is to solidify its position as a leading Nordic logistics operator, to deliver the most efficient communication solutions and to be the preferred choice amongst retailers and consumers within the Nordics for e-commerce deliveries and home deliveries.

        According to PostNord, net revenues for its logistics sector increased by approximately 14% during the quarter ended September 30, 2013. Excluding acquisitions and exchange rate effects, the sector's organic revenue growth was approximately 2.0%.

E-Commerce

        PostNord operates in a variety of economies and markets that are undergoing major structural transformation. Increased digitization reduces demand for mail distribution, while, at the same time, demand for logistics solutions associated with the distribution of goods sold through e-commerce is increasing. We believe that PostNord enjoys a favorable market position to capitalize on the structural transformation, as it has been expanding its logistics effort organically and through outside acquisitions. We believe that it is a leading player in several sectors and areas of business and it benefits from controlling the Nordics' most extensive distribution network. We believe that PostNord enjoys strong brand awareness and long-standing customer relationships.

        According to the annual DIBS Payment Services' 2013 annual survey, the online-based retail industry in the Nordics continues to grow at a steady pace with reported rates of growth of 17.0% in Norway, 7.0% in Sweden and 14.0% in Denmark.

Our Financing Strategy

        We intend to finance our future growth with the most advantageous source of capital available to us at the time of the financing, which may include a combination of public and private offerings of our equity and debt securities, secured and unsecured corporate-level debt, property-level debt and mortgage financing or borrowings. We may issue OP shares or our common stock, as means to finance our business or as currency in large portfolio acquisitions. We currently intend to limit our borrowings so that our enterprise-wide loan-to-value ratio does not exceed 55%. However, our charter does not contain a specific limitation on the amount of debt we may incur and our board of directors may implement or change our target debt levels at any time without the approval of our stockholders.

Our Hedging Strategy

        All of our leases are denominated in Swedish Krona and Norwegian Krone, and we expect that substantially all of our future leases will be denominated in the local currency of the nation in which the underlying property is located. In addition, we expect that a significant portion of our operating expenses will be transacted in local currencies. We also plan to report our results of operations and consolidated financial information in U.S. dollars. In addition, our operating partnership will pay distributions to us and to other holders of OP shares in local currencies, and we will pay distributions to our stockholders in U.S. dollars. As a result, our results of operations as reported in U.S. dollars and our distributions to our stockholders will be impacted by fluctuations in the values of the local currencies in which we conduct our real property business against the U.S. dollar.

        In an effort to mitigate the risk of fluctuations in foreign currency exchange rates, we will actively manage our revenues and expenses so that we incur a significant portion of our expenses, including our operating costs and borrowings, in the same local currencies in which we receive our revenues. In addition, subject to satisfying the requirements for qualification as a REIT we plan to engage in various hedging strategies, which may include currency futures, swaps, forwards and options. We expect that these strategies and instruments will allow us to reduce, but not eliminate, the risk of fluctuations in foreign currency exchange rates.

        We also plan, subject to satisfying the requirements for qualification as a REIT to manage interest rate risk related to our borrowings through the use of interest rate swaps, interest rate caps or other financial instruments. An interest rate swap is a contractual agreement entered into by two counterparties under which each agrees to make periodic payments to the other for an agreed period of time based on a notional amount of principal. We expect that we will primarily utilize interest rate swaps. We expect that our interest rate swaps will typically be floating-to-fixed interest rate swaps, under which we will agree to pay a series of fixed interest rate payments on a notional amount of principal in exchange for a series of floating or variable rate payments, effectively fixing our interest rate on that amount of principal of our variable rate debt. The market values of floating-to-fixed interest rate swaps will depend heavily on the current market fixed rate, the corresponding term structures of variable rates and the expectation of changes in future variable rates. As expectations of future variable rates increase, the market values of the swaps increase. We expect our hedging strategies and instruments will allow us to reduce, but not eliminate, interest rate risk.

Our Leases

        The following is a general description of the type of lease we typically enter into with our government and other creditworthy private sector tenants. The terms and conditions of any actual lease may vary from those described below. If we determine that the terms of a lease at a property, in the context of the entire investment, are favorable to us, we may enter into leases with terms that are substantially different than the terms described below.

        We intend to continue to acquire properties leased to single or multiple tenants where we as the landlord have limited exposure to expense escalations. While the structure of our leases may vary depending on the type and location of the property, we generally seek to structure our leases on a "double-net" basis, which means the tenant typically is responsible for maintenance and repair of the internal components of the premises throughout the lease term. In the Swedish market, the tenant typically also pays real estate taxes. Furthermore, in the Norwegian market the tenant typically also pays for maintenance of HVAC systems and elevators. The landlord is typically responsible for insurance and external and structural maintenance of the property, including facade, elevators, HVAC and roof maintenance.

        We expect that the double-net lease structure will offer predictability and stability of our expenses, which we believe will help us to achieve stable and consistent cash distributions to our stockholders. Not all of our leases, however, will be double-net leases. Multi-tenant properties exhibit a variety of lease arrangements among different tenants and leases are subject to substantial negotiation between landlord and tenant. We will seek to utilize best practice standards for lease structures in the different jurisdictions in which we make investments.

        While we expect to enter into new leases that have terms of at least five years, we may acquire properties with shorter in-place lease terms if the property benefits from an attractive location, if the property is difficult to replace or if the property has other significant and favorable real estate attributes. We also may enter into leases with longer lease terms if we believe the potential investment yield is particularly attractive.

        As part of our lease negotiation strategy, we may agree to make tenant improvements in return for higher rental payments over the term of the lease. We believe that tenant improvements increase the likelihood of tenant renewals and create opportunities for us to achieve attractive risk-adjusted returns on capital invested in our properties. Accordingly, we expect to aggressively use the funding of tenant improvements to assist our tenants in retrofitting and modernizing our properties and tenant spaces in order to increase their strategic importance to our tenants. We also believe that an active property reinvestment strategy will strongly position our properties in the event we have to re-lease the property or space to a new tenant at some future date.

        Under most commercial leases, tenants are obligated to pay a predetermined annual base rent on a monthly basis. We expect that substantially all of our leases will contain periodic rent increases tied to increases in annual consumer price indices in the particular jurisdiction in which the property is located. Generally, the leases require each tenant to procure, at its own expense, commercial general liability insurance. The owner typically pays for property insurance covering the building for the full replacement value and naming the lender, if applicable, as the additional insured on the policy. In addition, we generally expect to obtain loss-of-rent (business interruption) insurance for a period of approximately 36 months in case of property damage, fire, or other instances which render the property uninhabitable. Tenants will be required to provide proof of insurance by furnishing a certificate of insurance to our Manager upon request. We do not typically expect to permit leases to be assigned or subleased without our prior written consent. If we do consent to an assignment or sublease, generally we expect the terms of such consent to provide that the original tenant will remain fully liable under the lease unless we release that original tenant from its obligations.

Leasing

        Our ability to make stable distributions to our stockholders over time is tied to our ability to maintain high occupancy rates, among other factors. We therefore make great efforts to maintain high retention rates among existing tenants, while also taking all reasonable steps to attract new tenants that fit our target credit profile.

        We may utilize leasing brokers and property development consultants to establish project management teams that address re-leasing opportunities as existing tenants vacate their premises. The project management team will be led by a senior member of our Manager's management team. Any external leasing broker engaged by our Manager will be entitled to a leasing fee when leasing our properties. The fee is generally equal to 15.0% of the first year's annualized rent, not including rent free periods or other incentives. For renewal of leases, the fee is generally equal to 5.0% of the first year's annualized rent, not including rent free periods or other incentives.

        We will focus on maintaining a brand that tenants associate with a consistently high-quality level of services, installations, maintenance and amenities with long-term financial stability. Through long standing brokerage relationships, our Manager's senior management team has developed a business model that focuses on negotiating attractive leases with government and government-related tenants, as well as other high credit-quality tenants.

        Our Manager's senior management team proactively manages and cultivates industry relationships and has regular meetings with all major tenants in order to ensure a high degree of tenant satisfaction. We believe a continuous open dialogue enables us to ensure that our facilities suit our tenants' evolving business needs. Retaining our existing tenants will normally be our highest priority, as this will minimize brokerage fees, downtime and tenant improvements associated with re-leasing to a new tenant.

        However, lease roll-overs may in some cases present an opportunity to increase cash flow. A landlord's investment in a tenant's space is often seen as an improvement to building quality from the tenant's perspective and can be an attractive risk-adjusted return for the landlord as tenants typically want to amortize the cost of the tenant improvements through rent payments over the lease term, including a return to the landlord on committed capital.

Property Management

        We typically utilize third-party property management agents at certain of our properties. Our Manager's senior management team monitors the performance of our property managers through routine meetings, unscheduled site visits at managed properties and meetings with our tenants without the property manager present. We further require our property managers to carry professional indemnity insurance and to adhere to best practice standards for the ongoing management of our properties. We focus on utilizing property managers with established track records in the relevant property type and geographic location.

        Our Manager's senior management team makes annual maintenance and investment budgets, in addition to longer term lifecycle replacement programs regarding technical plant and equipment. Our Manager's senior management team proactively manages our properties and rent rolls to (i) aggregate smaller demised spaces to create large blocks of vacant space to attract high credit-quality tenants at higher rental rates with lower landlord contributions toward tenant installation costs, (ii) create efficient, modern, pre-built offices that can be rented through several lease cycles and attract better credit-quality tenants and (iii) stagger lease expiration profiles in order to reduce risk of high vacancy or synchronize expirations in the case of redevelopment. Our Manager's senior management team also aggressively manages common area expenses to make our properties as competitive and cost-efficient as possible for new and existing tenants. In addition, we have made energy efficiency retrofitting and sustainability a portfolio-wide initiative driven by economic return, which we believe increases our properties' overall value and desirability. We pass on the cost savings achieved by such improvements to our tenants through lower utility costs and reduced operating expense escalations. We continue to see tenants focus on energy-reducing initiatives, in addition to having a green energy supply at their facility. These features are typically implemented as part of re-leasing activities, or when performing larger refurbishment projects. We believe these improvements make our properties more desirable to a broader tenant base than those of our competitors.

Investment Guidelines

        Our board of directors will adopt investment guidelines from time to time relating to the criteria to be used by our Manager to evaluate specific investments as well as the overall portfolio composition. Our board of directors will review our Manager's compliance with the investment guidelines periodically and receive an investment report at each quarter-end in conjunction with its review of our quarterly results. Our board also will review our investment portfolio and related compliance with our investment policies and procedures and investment guidelines at each regularly scheduled board of directors meeting.

        Our board of directors will adopt the following initial investment guidelines:

  •
  no acquisition shall be made that would cause us to fail to qualify as a REIT; and

  •
  our investments must be predominantly in real property.

        These investment guidelines may be changed from time to time by a majority of our board of directors without the approval of our stockholders.

Regulation

        Our properties are subject to various laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements.

Norway

General

        Our properties in Norway are subject to various laws and regulations, as well as requirements set by public authorities from time to time, relating to, among other things, common areas, safety requirements, including with respect to fire safety, environment matters and access and use.

        The owner of property in Norway is responsible for compliance with laws, regulations and other public and private requirements. Noncompliance with such laws and regulations could result in additional costs, imposition of fines and award of damages. We believe that we have the necessary permits and approvals to operate our Norwegian properties.

Environmental Regulations

        Ownership and operation of Norwegian properties are subject to various national and supra-national environmental, health and safety laws, regulations, treaties and conventions, including The Norwegian Pollution Control Act. Under these laws and regulations, courts and government agencies have the authority to require an owner of a contaminated property to clean up the property, even if the property owner did not know of or was not responsible for the contamination. These laws also apply to persons who owned a property at the time it became contaminated. As such it is possible for a previous owner to incur costs even after having sold the relevant property. In addition to the costs of cleanup, environmental contamination can affect the value of a property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property. A property owner may also be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances. Recent court cases have also established that a parent company may be held liable for contamination of real estate property owned by a subsidiary.

        Our management believes that the properties are in compliance in all material respects with applicable local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Planning Regulations

        Changes in, or completion of, planning or zoning regulations by relevant authorities may affect the operations or ownership of real estate property. These may also have an effect on the level of interest such properties receive from potential tenants and potential purchasers of the properties. Furthermore, changes in planning or zoning regulations may limit our ability to further develop the properties and may lead to increased costs.

Accessibility

        The Norwegian Planning and Building Act requires that all buildings, when constructed, re-constructed or renovated must be in compliance with certain requirements to ensure that the buildings are made accessible and adapted to people with disabilities.

Ownership and Title

        When acquiring property in Norway, the Norwegian Land Registration Act requires that such acquisition be duly registered in the Norwegian land register (Kartverket) in order to obtain full title and related legal protections. If the property acquisition is duly registered in the land register, the buyer of the property is legally protected from the seller's or former owner's creditors seizing the property. The buyer is also legally protected against subsequent competing legal rights over the property. Registering the acquisition and thus obtaining legal title is subject to a stamp duty of 2.5% of the property's market value at the time of the registration. If an acquisition is not registered in the land register, and the seller, or a former owner becomes bankrupt or the seller's creditors seize the property, the buyer's ownership rights to the property may be challenged.

        We own certain Norwegian properties where we have not registered our legal title to the relevant property in the land register and, for example, the legal title is held by the former owner or a single purpose entity. In order to reduce the risk of seizure as described above, we may try to secure our economic interests by registration of charges over the properties with a declaration of restriction in right of disposition. There may be uncertainties connected to such security arrangements, and the arrangements do not imply that we (through the relevant subsidiary company), are the real owner of the properties or have obtained full legal protection for the acquisition. In connection with the above, it should be noted that we are free to carry out the registration with the land register if the relevant conditions are met, which, in turn, would trigger a stamp duty of 2.5% of the property's market value at the time of the registration.

Sweden

General

        Our properties in Sweden are subject to various laws and regulations as well as requirements set by public authorities from time to time, relating to, among other things, common areas, safety requirements, including with respect to fire safety, environment matters and access and use. The owner of a property in Sweden is responsible for compliance with laws, regulations and other public and private requirements. Non-compliance with such laws and regulations may result in additional costs, imposition of fines and award of damages. We believe that we have the necessary permits and approvals to operate our Swedish properties.

Environmental Laws

        Ownership and operation of Swedish properties are subject to various environmental, health and safety laws, regulations, treaties and conventions. Swedish environmental regulations are based on the comprehensive Swedish Environmental Code. The Swedish Environmental Code entered into force in 1999 is intended to set the main principles of Swedish environmental law and to provide a framework for any delegation of rights to adopt rules and regulations to governmental authorities or municipal governments. The Swedish Environmental Code is based on the polluter pays principle. However, a property owner may become liable for contamination on the property based on secondary liability to remedy contamination. The obligation to remediate includes both an obligation to clean-up and an obligation to investigate for possible contaminations. The secondary liability applies if the polluter cannot be identified or has ceased to exist (such as in the case of bankruptcy of the polluter). In addition to the costs of clean-up, environmental contamination can affect the value of a property and, therefore, an owner's ability to use the property as collateral or to sell the property. A land owner may also be subject to claims alleging personal injury or property damage as a result of alleged exposure to hazardous substances.

        Our management believes that the properties are in compliance in all material respects with applicable local ordinances and regulations regarding environmental issues. Management is not aware of any environmental liability that it believes would have a materially adverse impact on our financial position, results of operations or cash flows. Management is unaware of any instances in which it would incur significant environmental cost if any of our properties were sold.

Planning Regulations

        In Sweden, changes in, or adoption of, zoning plans may affect the operations or ownership of a real estate property. These may also have an effect on the level of interest such properties receive from potential tenants and potential purchasers of the properties. A zoning plan sets forth the permitted use of a property and the extent to which the property may be developed with new buildings or building extensions. Accordingly, adoption of new zoning plans may limit our ability to further develop the properties and may lead to increased costs.

Accessibility

        The Swedish Planning and Building Act requires that all buildings, when constructed, re-constructed or renovated must be in compliance with certain requirements to ensure that the buildings are made accessible and adapted to people with disabilities.

Ownership and Title

        All Swedish land is divided into property units which are individually identified by a name and a code. Ownership of land is connected to a registered real property unit. The boundaries of property units and their ownership are registered in the Swedish Land Register (Fastighetsregistret). Land ownership includes buildings and other permanent facilities (unless the objects have been added to the real property and are owned by a party other than the property owner).

        If a registered title holder is proven not to be the owner of a property and has been granted new mortgages, the Swedish government guarantees compensation for any loss incurred by a creditor who has relied on the information in the land register.

        If the property acquisition is duly registered in the land register pursuant to the Swedish Land Code, the buyer of the property receives full title and is legally protected from the seller's or former owner's creditors seizing the property. The buyer is also legally protected against subsequent competing legal rights over the property. Registering the acquisition and thus obtaining legal title is subject to a stamp duty of 4.25% (for commercial real estate) calculated on the highest of the purchase price and tax assessment value of the real property. If an acquisition is not registered in the land register, and the seller, or a former owner becomes bankrupt or the seller's creditors seize the property, the buyer's ownership rights to the property may be challenged.

Denmark

General

        Real estate property located in Denmark is subject to various laws and regulations as well as requirements set by public authorities from time to time, relating to relating to, among other things, common areas, safety requirements, including with respect to fire safety, environment matters and access and use. The owner of a property in Denmark is responsible for compliance with laws, regulations and other public and private requirements. Non-compliance with such laws and regulations may result in additional costs, imposition of fines and award of damages.

Environmental Regulations

        Ownership and operation of Danish properties is subject to various national and supranational environmental, health and safety laws, regulations, treaties and conventions. Danish law relating to soil pollution authorizes Danish authorities to issue a notice ordering the polluter to clean up any pollution. The Danish authorities cannot issue such a notice to the owner of the property unless the owner is the polluter. However, if a property is polluted and the owner sells the property, the owner may be subject to private law liability. If the owner omits to inform the purchaser of known instances of pollution, the owner may be liable for damages. Furthermore, even if the owner is not aware of the pollution of the property, the owner may still have to accept a proportional reduction of the purchase price for the property.

        Environmental pollution or suspicion of environmental pollution may lead to restrictions on the owner's use of the polluted property and may affect the value of the property and, therefore, an owner's ability to borrow using the property as collateral or to sell the property.

        The land owners' private law liability is primarily established through precedence from court decisions.

Planning Regulation

        Changes in, or completion of, planning or zoning regulations by relevant authorities may affect the future operations of a real estate property. These may also have an effect on the level of interest such properties receive from potential tenants and potential purchasers of the properties. Furthermore, changes in planning or zoning regulations may limit the possibilities to further develop properties and may lead to increased costs.

Accessibility

        The Danish Buildings Act requires that all buildings, when constructed, re-constructed or renovated must be in compliance with certain requirements to ensure that the buildings are made accessible and adapted to people with disabilities.

Ownership, Title and Registration Fees

        If the property acquisition is duly registered in the Danish land register (Tinglysningsretten) pursuant to the Danish Land Registration Act, the buyer of the property receives full title and is legally protected from the seller's or former owner's creditors competing legal rights over the property. The buyer is also legally protected against subsequent competing legal rights over the property. Registering the acquisition and thus obtaining legal title is subject to a stamp duty comprising a fixed fee of $254 and a variable fee of 0.6% of the purchase price. If the acquisition is not registered in the Danish land register, and the seller, or a former owner goes bankrupt or the seller's creditors seize the property, the buyer's ownership rights to the property may be challenged.

The Danish Business Lease Act and Termination

        Danish Business Leases are governed by the Danish Business Lease Act. A number of the provisions in the Danish Business Lease Act, including provisions on termination are mandatory. According to the Danish Business Lease Act fixed lease terms whereby the lease terminates at a predetermined date may generally not be used. Instead either party may terminate the lease with a pre-determined notice of termination. It is common practice to agree on a period of non-terminability. When the period of non-terminability has expired the landlord or the tenant may terminate the lease. The tenant may terminate the lease without stating any particular reason, whereas the landlord's ability to terminate the lease is greatly limited by the Danish Business Lease Act.

        Unless otherwise agreed the landlord and the tenant are entitled to claim rent adjustment (increased or decreased) to the level of market rent. However, such claim cannot be advanced until four years after commencement of the lease agreement.

Competition

        In conducting our business, we compete primarily with local and international property developers and real estate investors, including investment funds, for investment opportunities. With respect to acquiring properties, we compete on the basis of price and other acquisition terms, as well as the ability to obtain acquisition financing on favorable terms. With respect to leasing properties, we compete with other property owners to attract government and other creditworthy tenants to lease our properties and compete on the basis of lease terms, price, location of our properties and services provided, among other factors.

Insurance

        We have comprehensive insurance on each of our properties, including casualty, liability, fire, extended coverage and rental loss customarily obtained for similar properties in amounts that we believe are sufficient to cover reasonably foreseeable losses, with policy specifications and insured limits that we believe are appropriate under the circumstances. As such, we believe that our properties are adequately covered by insurance.

Employees

        Initially our executive officers will be employed by Obligo and we will have no employees other than nine employees who perform services at our properties. Services which would otherwise be provided by our employees will be provided by our Manager pursuant to the management agreement, our property administrators and any other entities contracted by us (or subcontracted by them) from time to time. As of September 30, 2013, Obligo had approximately 40 full-time employees. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. Upon internalization, our executive officers and the other personnel who will form the foundation of our internal senior management team will become employed by us.

Implications of Being an Emerging Growth Company

        We qualify as an "emerging growth company," as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company, among other things:

  •
  we are exempt from the requirement to obtain an attestation and report from our auditors on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act;

  •
  we are permitted to provide less extensive disclosure about our executive compensation arrangements;

  •
  we are not required to give to our stockholders non-binding advisory votes on executive compensation or golden parachute arrangements; and

  •
  we have elected not to use an extended transition period for complying with new or revised accounting standards, and such election is irrevocable.

        We may take advantage of these provisions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, have more than $700 million in market value of shares of our common stock held by non-affiliates or issue more than $1 billion of non-convertible debt securities over a three-year period.

Legal Proceedings

        We, our Manager or our property administrators may, from time to time, be involved in routine litigation with respect to our portfolio arising in the ordinary course of business. As of the date of this prospectus, none of us, our properties nor our Manager are involved in any material legal or administrative proceedings.

 OUR MANAGEMENT

General

        We are structured as an umbrella partnership REIT, or UpREIT, pursuant to which we plan to conduct substantially all of our business through our operating partnership, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) formed under the laws of the Grand Duchy of Luxembourg, and its subsidiaries. Our wholly-owned subsidiary, Polar Star GP Lux Co, a limited liability company (société à responsabilité limitée") formed under the laws of the Grand Duchy of Luxembourg, serves as the sole manager of our operating partnership, and in such capacity has full, exclusive and complete responsibility and discretion in the management and control of our operating partnership. The directors of the general partner are appointed and subject to removal by our board of directors.

        Initially, our operating partnership will be externally managed by our Manager. Pursuant to the management agreement, our Manager will provide for the day-to-day management of our operations under the supervision, direction and oversight of our board of directors. During the period in which our operating partnership is externally managed, our executive officers will not be employed by us or any or our subsidiaries, but instead will remain employees of Obligo. As described below under "—Internalization Agreement," we have committed to transition to an internally managed structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. In connection with the internalization transaction, our Manager will become our indirect wholly-owned subsidiary and the executive officers and other employees of our Manager will become the executive officers and employees of one or more of our subsidiaries. In such capacities, they will direct the business and affairs of our operating partnership, subject to the supervision, direction and oversight of our board of directors.

Our Directors, Director Nominees and Senior Management Team

        Upon completion of this offering and the REIT formation transactions, our board of directors will consist of five members, including our existing director, Bjarne Eggesbø, and the director nominees named below who will become directors upon completion of this offering. Each of our directors is elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. Of the five directors, we expect that our board of directors will determine that at least four of our directors are independent for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act. The first annual meeting of our stockholders after this offering will be held in 2015. Our charter and bylaws provide that only a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our charter and bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL, which is one, nor more than 15.

        The following table sets forth certain information concerning the individuals who will be our directors or director nominees, as well as those who will serve as our executive officers or as executive officers of our Manager upon completion of this offering and the REIT formation transactions:

Name	Age	Position
Bjarne Eggesbø	43	Chairman of our Board of Directors and Chief Executive Officer of our company and our Manager
		Director Nominee
		Director Nominee
		Director Nominee
		Director Nominee
Espen Bjerke	39	Chief Financial Officer of our company and our Manager
Rickard Olander	43	Chief Investment Officer of our Manager
David Ingwalson	48	Head of Asset Management of our Manager
Tor Pedersen	36	Senior Vice President—Norway and Denmark of our Manager
Morten Wettergreen	36	Senior Vice President—Sweden of our Manager

        The following sets forth biographical information concerning the individuals who will be our directors or director nominees, as well as those who will serve as our executive officers or as executive officers of our Manager upon completion of this offering and the REIT formation transactions.

Bjarne Eggesbø

        Mr. Eggesbø will serve as the Chairman of our Board of Directors, our Chief Executive Officer and the Chief Executive Officer of our Manager upon the completion of this offering. Mr. Eggesbø joined Obligo in 2012 and serves as Obligo's Chief Executive Officer and the Chairman of Obligo Real Estate AS. Prior to joining Obligo, Mr. Eggesbø was a principal in Allegiance Investment Group from 2010 to 2012. From 2007 to 2010, Mr. Eggesbø served as Executive Director and Head of Structuring and Securitizations at UBS' European real estate team. At UBS, Mr. Eggesbø also worked on the Swiss government stabilization fund. From 2006 to 2007, Mr. Eggesbø was Head of Structuring and Securitization at Credit Suisse's European real estate finance group. Prior to this, from 1998 to 2005, Mr. Eggesbø worked within the real estate industry at Moody's Investor Service, Deutsche Bank, Morgan Stanley, and Nomura Asset Capital Corporation. Mr. Eggesbø has 17 years of international real estate experience. Mr. Eggesbø has worked both in the U.S. and European real estate markets where he has been involved in structuring and executing real estate transactions with a total value exceeding $33.0 billion. Mr. Eggesbø received his Bachelor of Science with a focus on Real Estate Finance from Cornell University in 1998. We believe that Mr. Eggesbø's 17 years of international real estate experience, in both U.S. and European markets, make him qualified to serve as Chairman of our Board of Directors. Mr. Eggesbø speaks fluent English, Norwegian, Spanish and Dutch.

Espen Bjerke

        Mr. Bjerke will serve as our Chief Financial Officer and the Chief Financial Officer of our Manager upon the completion of this offering. Mr. Bjerke has served as Director in the real estate division at Obligo and its predecessor, ABG Sundal Collier, since 2008, where he is responsible for financial and tax structuring, fund administration and asset management. Mr. Bjerke began his career at Ernst & Young LLP, where he worked from 1999 to 2008. At Ernst & Young LLP, Mr. Bjerke gained extensive real estate experience in the Nordic region and was responsible for public company audits, financial due diligence, tax and currency for a range of real estate and public entities. Mr. Bjerke has extensive experience in both U.S. GAAP and IFRS. Mr. Bjerke received his Master of Science in Business and Economics from BI Norwegian Business School in 1999 and his Master of Science in

Accounting and Auditing from the Norwegian School of Economics in 2001. Mr. Bjerke speaks fluent English and Norwegian.

Rickard Olander

        Mr. Olander will serve as the Chief Investment Officer of our Manager upon the completion of this offering. Mr. Olander has served as a Senior Director at Obligo since February 2013 and is responsible for evaluating new investment opportunities, asset management and oversight of Obligo's U.S. investment operations. From 2010 to 2012, Mr. Olander served as a Principal with Allegiance Investment Advisors where he underwrote and structured real estate equity and debt investment opportunities for the firm and on behalf of its institutional and high net worth clients. From 2001 to 2008, Mr. Olander worked at Moody's Investors Service, most recently as Vice President in the Structured Finance department. While at Moody's Investors Service, Mr. Olander performed ratings analysis on a variety of real estate and structured finance vehicles. From 1998 to 2000, Mr. Olander worked at KTR Newmark as a commercial real estate appraiser. Mr. Olander received his Bachelor of Science in Management from Johnson & Wales University and Master of Science in Management with a concentration in Real Estate Finance in 1998 from Cornell University. Mr. Olander speaks fluent English and Swedish.

David Ingwalson

        Mr. Ingwalson will serve as the Head of Asset Management of our Manager upon the completion of this offering. Mr. Ingwalson joined Obligo in 2012 as a Director responsible for evaluating investment opportunities, assisting in the daily asset management of Northern European investments, overseeing third-party property management and leasing, and monitoring actual property performance. Prior to joining Obligo, Mr. Ingwalson worked as a senior asset manager for TriMont/Lehman Brothers from 2008 to 2009 and Hudson Advisors/Lone Star Funds from 2011 to 2012, responsible for resolving distressed equity and debt investments. From 1995 to 2006, Mr. Ingwalson served as Asset Manager/Senior Underwriter at GE Real Estate responsible for underwriting debt and equity acquisitions as well as resolving distressed debt. From 2006 to 2008, Mr. Ingwalson served as Director of Underwriting at Hometown Commercial Capital and from 2010 to 2011, Mr. Ingwalson served as a consultant for INVESCO in the U.S. Mr. Ingwalson also has experience in asset management of non-performing loans, workouts, and value-add REO, debt underwriting/structuring and acquisitions. Mr. Ingwalson received his Bachelor of Arts in Business Administration from the University of Wisconsin-Madison in 1988. Mr. Ingwalson speaks fluent English.

Tor Pedersen

        Mr. Pedersen will serve as the Senior Vice President of our Manager responsible for Norway and Denmark upon the completion of this offering. Mr. Pedersen joined Obligo in 2012 as a Director responsible for Fund Management of Norwegian investments with assets under management of $0.6 billion and for evaluating investment opportunities, assisting in the daily asset management of Norwegian assets, overseeing third-party property management and leasing, and monitoring actual property performance. From 2007 to 2012, Mr. Pedersen served as Fund Manager at UNION Eiendomskapital AS, responsible for fund management of Storebrand Eiendomsfond with assets under management of $1.3 billion. From 2004 to 2007, Mr. Pedersen worked at London-based AEW Europe/Curzon Global Partners, where he served as an associate director in the asset management team and was involved in the management of AEW's European real estate portfolios. Mr. Pedersen received his Bachelor of Science in Finance from Kogod School of Business in Washington, D.C. in 2002 and his Master of Science in Real Estate Investment from CASS Business School in London in 2004. Mr. Pedersen speaks fluent English and Norwegian.

Morten Wettergreen

        Mr. Wettergreen will serve as the Senior Vice President of our Manager responsible for Sweden upon completion of this offering. Mr. Wettergreen has served as a Director in the real estate division at Obligo and its predecessor, ABG Sundal Collier, since 2007, responsible for Fund Management of Swedish investment with assets under management of ca. $2.5 billion. Additionally, Mr. Wettergreen's responsibilities have included evaluating investment opportunities, assisting in the daily asset management of Swedish and U.S. Fund investments, overseeing third-party property management and leasing, and monitoring actual property performance. Mr. Wettergreen began his career at ABB Ltd., where he worked from 2002 to 2007. At ABB Ltd., Mr. Wettergreen gained extensive finance experience working in different types of finance positions including the treasury department at the head office of ABB Ltd. in Zurich. Mr. Wettergreen received his Master of Science in Business and Economics from BI Norwegian Business School BI in Oslo in 2002 and also studied at the Norwegian Military Academy between 1996 and 1998. Mr. Wettergreen speaks fluent English, Norwegian and Swedish.

Corporate Governance Profile

        We have structured our corporate governance in a manner we believe closely aligns our interests with those of our stockholders. Notable features of our corporate governance structure include the following:

  •
  our board of directors is not staggered, with each of our directors subject to re-election annually;

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  of the five persons who will serve on our board of directors upon completion of this offering, we expect that our board of directors will determine that at least four of our directors are independent for purposes of the NYSE corporate governance listing standards and Rule 10A-3 under the Exchange Act;

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  we anticipate that at least one of our directors will qualify as an "audit committee financial expert" as defined by the SEC;

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  we have opted out of the control share acquisition statute in the MGCL and have exempted from the business combinations statute in the MGCL transactions that are approved by our board of directors, including a majority of our directors who are not affiliates or associates of such person, and transactions with our predecessor, its affiliates and associates as part of the REIT formation transactions and persons acting in concert with any of them; and

  •
  we do not have a stockholder rights plan.

        During the period in which we are externally managed, our Manager will provide for the day-to-day management of our operations under the supervision, direction and oversight of our board of directors, which has established investment guidelines described under "Business—Investment Guidelines" for our Manager to follow in its day-to-day management of our business. Our directors will stay informed about our business by attending meetings of our board of directors and its committees and through supplemental reports and communications. Our independent directors will meet regularly in executive sessions without the presence of our officers or non-independent directors.

Code of Business Conduct and Ethics

        Upon completion of this offering, our board of directors will establish a code of business conduct and ethics that applies to our directors, officers and employees. Among other matters, our code of business conduct and ethics will be designed to deter wrongdoing and to promote:

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  honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

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  full, fair, accurate, timely and understandable disclosure in our SEC reports and other public communications;

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  compliance with applicable governmental laws, rules and regulations;

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  prompt internal reporting of violations of the code to appropriate persons identified in the code; and

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  accountability for adherence to the code.

        Any waiver of the code of business conduct and ethics for our directors or officers may be made only by our board of directors or one of our board committees and will be promptly disclosed as required by law or stock exchange regulations.

Our Board's Role in Risk Oversight

        Our board of directors will play an active role in overseeing the management of our risks. Upon completion of this offering, the committees of our board of directors will assist our full board in risk oversight by addressing specific matters within the purview of each committee. Our audit committee will focus on oversight of financial risks relating to us; our compensation committee will focus primarily on risks relating to executive compensation plans and arrangements; and our nominating and corporate governance committee will focus on reputational and corporate governance risks relating to our company, including the independence of our board of directors. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, our full board of directors plans to keep itself regularly informed regarding such risks through committee reports and otherwise. We believe the leadership structure of our board of directors supports effective risk management and oversight.

Board Committees

        Our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and adopt charters for each of these committees. Each of the committees will have at least three directors and all of the committees will be composed exclusively of independent directors, as defined by the listing standards of the NYSE or another national securities exchange. Moreover, the compensation committee will be composed exclusively of individuals intended to be, to the extent provided by Rule 16b-3 of the Exchange Act, non-employee directors and will, at such times as we are subject to Section 162(m) of the Code, qualify as outside directors for purposes of Section 162(m) of the Code.

Audit Committee

        The audit committee will be comprised of                , each of whom will be an independent director and "financially literate" under the rules of the NYSE or another national securities exchange.               will chair our audit committee and serve as our audit committee financial expert, as that term is defined by the applicable SEC regulations.

        The audit committee assists our board of directors in overseeing:

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  our financial reporting, auditing and internal control activities, including the integrity of our financial statements;

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  our compliance with legal and regulatory requirements and ethical behavior;

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  the independent auditor's qualifications and independence;

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  the performance of our internal audit functioning and independent auditor; and

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  the preparation of audit committee reports.

        The audit committee is also responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls.

Compensation Committee

        The compensation committee will be comprised of                , each of whom will be an independent director.                will chair our compensation committee.

        The principal functions of the compensation committee will be to:

  •
  review and approve on an annual basis the corporate goals and objectives relevant to the compensation paid by us to our Chief Executive Officer and the other members of our senior management team, evaluate our Chief Executive Officer's performance and the other members of our senior management team's performance in light of such goals and objectives and, either as a committee or together with our independent directors (as directed by the board of directors), determine and approve the remuneration of our Chief Executive Officer and the other members of our senior management team based on such evaluation;

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  oversee any equity-based remuneration plans and programs;

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  assist the board of directors and the chairman in overseeing the development of executive succession plans;

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  determine from time to time the remuneration for our non-executive directors; and

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  prepare compensation committee reports.

Nominating and Corporate Governance Committee

        The nominating and corporate governance committee will be comprised of                , each of whom will be an independent director.                 will chair our nominating and corporate governance committee.

        The nominating and corporate governance committee will be responsible for:

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  providing counsel to the board of directors with respect to the organization, function and composition of the board of directors and its committees;

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  overseeing the self-evaluation of the board of directors as a whole and of the individual directors and the board's evaluation of management and report thereon to the board;

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  periodically reviewing and, if appropriate, recommending to the board of directors changes to, our corporate governance policies and procedures;

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  identifying and recommending to the board of directors potential candidates for nomination; and

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  recommending to the board of directors the appointment of each of our executive officers.

Compensation Committee Interlocks and Insider Participation

        No member of the compensation committee is a current or former officer or employee of ours or any of our subsidiaries. None of our executive officers serves as a member of the board of directors or compensation committee of any company that has one or more of its executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

        A member of our board of directors who is also an employee of our company is referred to as an executive director. Executive directors will not receive compensation for serving on our board of directors. We intend to approve and implement a compensation program for our independent directors that consist of annual retainer fees and long-term equity awards. We will also reimburse each of our independent directors for his or her travel expenses incurred in connection with his or her attendance at full board of directors and committee meetings. We have not made any payments to our director or our director nominees to date. Upon completion of this offering, we will grant              shares of our restricted common stock to our independent director and each of our independent director nominees, which will be subject to certain vesting requirements.

Management Agreement

        Prior to the completion of this offering, our operating partnership will enter into a management agreement with our Manager pursuant to which our Manager will provide the day-to-day management of our operations under the supervision, direction and oversight of our board of directors. The management agreement will require our Manager to comply with the investment guidelines and other policies that are approved by our board of directors. During the period in which our operating partnership is externally managed, our executive officers will not be employed by us or any or our subsidiaries, but instead will remain employees of Obligo.

        Our Manager will perform (or cause to be performed) such services and activities relating to our assets and operations as may be appropriate which may include, without limitation, the following:

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  providing advice and recommendations to us with respect to acquisitions of real estate consistent with our investment objectives and policies;

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  consulting with us regarding the composition of our portfolio;

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  advising us with respect to our capital structure and capital raising;

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  consulting with our officers and board of directors and assisting our board of directors in the formulating and implementing our financial policies;

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  sourcing potential acquisition opportunities and otherwise making its network of industry relationships available to us;

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  assisting our board of directors in developing criteria for debt and equity financing that are specifically tailored to our investment objectives;

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  engaging and overseeing third-parties that perform leasing, property management, property development and/or other real estate-related functions for our properties;

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  providing the daily management and performing and supervising the various administrative functions reasonably necessary for our management and operations;

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  arranging, structuring and negotiating the financing and refinancing of properties;

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  assisting in the preparation of reports and statistical and economic data;

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  preparing and reviewing all reports and returns required by the SEC, the Service and other governmental agencies; and

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  otherwise performing all tasks necessary to perform its services provided to us under the management agreement.

        Under the management agreement, our operating partnership will pay to our Manager a management fee as compensation for the management services that our Manager provides to our operating partnership. The management fee will be payable monthly in arrears in cash in an amount equal to 1/12th of (i) 1.50% of the first $500,000,000 of our Equity (as defined below) and (ii) 1.00% of our Equity that is greater than $500,000,000. "Equity" equals, at each month-end, the net asset value of our operating partnership at completion of this offering, plus the sum of the net proceeds from all issuances of our capital stock and our operating partnership's equity securities (exclusive of operating partnership equity securities held by us or our controlled subsidiaries) following the completion of this offering (allocated on a pro rata basis for such issuances during the month of any such issuance), plus our retained earnings at the end of the most recently completed quarter (without taking into account any non-cash equity compensation expense incurred in current or prior periods), less any amount that we pay to repurchase common stock following the completion of this offering, and excluding any unrealized gains, losses or other items that do not affect realized net income (regardless of whether such items are included in other comprehensive income or loss, or in net income). This amount is adjusted to exclude one-time events pursuant to changes in U.S. GAAP and certain other non-cash items after discussions between our Manager and our independent directors and approved by a majority of our independent directors. For purposes of calculating Equity, outstanding OP shares (other than OP shares held by us) are treated as outstanding shares of our capital stock. The definition of Equity for purposes of determining the management fee that we will pay our Manager is different than the determination of stockholders' equity under U.S. GAAP.

        In addition, we will be required to reimburse our Manager for its documented expenses incurred in performing services for us in connection with the operation of our business, including property management, legal, property accounting, IT, operations and due diligence. Furthermore, pursuant to the shared services agreement, Obligo will be entitled to receive from our Manager, and we will reimburse our Manager, on a quarterly basis, $250,000. We may engage third-party service providers to provide us with administrative services, such as being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC or any other regulatory authority. Alternatively, at our option, we may elect to have our Manager or Obligo provide such services in which case we will reimburse our Manager, at cost, for the amounts paid by our Manager or Obligo for the salary and benefits of its personnel providing such services to us. Notwithstanding the foregoing, we will not reimburse our Manager for the salary and benefits of its principals who provide operational and strategic oversight and management to us and our Manager, including Bjarne Eggesbø, our Chief Executive Officer and our Manager's Chief Executive Officer, Espen Bjerke, our Chief Financial Officer and our Manager's Chief Financial Officer, Rickard Olander, our Manager's Chief Investment Officer, David Ingwalson, our Manager's Head of Asset Management, Tor Pedersen, our Manager's Senior Vice President for Norway and Denmark, and Morten Wettergreen, our Manager's Senior Vice President for Sweden.

        The management agreement will be for an initial term that extends until the last day of the quarter immediately following the one year anniversary of the completion of this offering, subject to extension to the earlier of the completion of the internalization transaction or December 31, 2015.

        Pursuant to the management agreement, our Manager does not assume any responsibility other than to render the services called for thereunder. We have agreed that our arrangement with our Manager creates a contractual, as opposed to a fiduciary, relationship between us. Under the terms of the management agreement, our Manager, its affiliates and their respective officers, directors, stockholders and employees will not be liable to us, any of our subsidiaries, our directors, our stockholders or any subsidiary's shareholders, partners or members (or their equivalent) for acts or omissions performed in accordance with and pursuant to the management agreement, except where such liability arises as a result of acts constituting gross negligence, willful misconduct, bad faith or reckless disregard of duties under the management agreement. We have agreed to indemnify our Manager, its affiliates and each of their respective officers, directors, stockholders and employees from and against any claims or liabilities, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with the services provided by the management agreement, except where attributable to gross negligence, willful misconduct, bad faith or reckless disregard of duties. In addition, we have agreed that our Manager, together with its affiliates or its or their respective shareholders, partners, members, managers, officers, directors, employees, agents or representatives will have no liability to us for any actions taken by the individuals providing services to us under the management agreement.

Shared Services Agreement

        Through the terms of a shared services agreement, Obligo has agreed to support our efforts by making its significant infrastructure and resources, as well as its investment professionals and personnel, available to us and our Manager. The shared services agreement between our Manager and Obligo provides that Obligo will be responsible for furnishing our Manager with office facilities and equipment and will provide clerical, bookkeeping, human resources, recordkeeping, telecommunications, information technology, legal and other administrative services at such facilities. Under the shared services agreement, Obligo will perform, oversee or arrange for the performance of our required administrative services, which will include being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC or any other regulatory authority. Pursuant to the shared services agreement, Obligo will be entitled to receive from our Manager, and we will reimburse our Manager, on a quarterly basis, $250,000. We may engage third-party service providers to provide us with administrative services, such as being responsible for the financial and other records that we are required to maintain and preparing reports to our stockholders and reports and other materials filed with the SEC or any other regulatory authority. Alternatively, at our option, we may elect to have our Manager or Obligo provide such services in which case we will reimburse our Manager, at cost, for the amounts paid by our Manager or Obligo for the salary and benefits of its personnel providing such services to us. The shared services agreement has an initial term of five years.

Internalization Agreement

        We are committed to transition to an internally managed structure. In accordance with the internalization agreement, the owners of our Manager have agreed, subject to the terms and conditions of the internalization agreement, to transfer all of the equity interests they hold in our Manager to us no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015 without additional consideration being paid to the owners of our Manager (other than as described below). Upon the transfer of the equity interests in our Manager, our Manager will become our indirect wholly owned subsidiary and the executive officers and other employees of our Manager will become the executive officers and employees of one or more of our subsidiaries. In such capacities, they will direct the business and affairs of our operating partnership, subject to the supervision, direction and oversight of our board of directors. Upon such transfer, our operating partnership will no longer be required to pay the management fee or to reimburse our Manager for expenses under the management agreement. Instead, we will become responsible for our Manager's expenses, including the salary and benefits of its executive officers. Following internalization, we expect to continue to benefit from access to the facilities, infrastructure, resources and employees of Obligo under the shared services agreement whose term does not expire until the fifth anniversary of the completion of this offering.

        As part of the internalization agreement, we will issue and sell                    class B OP shares to our Manager, its equity owners or their affiliates. These class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our partnership. However, upon completion of the internalization of our management, these class B OP shares will, subject to the conditions described below, have the right to participate fully in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of      % of our shares of common stock and OP shares (not held by us) outstanding as of the date of completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula tied to the adjusted funds from operations per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares. To the extent that our adjusted funds from operations per share is greater than $              for such period, all of such class B OP shares will have the right to participate fully in future distributions. To the extent that our adjusted funds from operations per share is less than $              for such period, such class B OP shares will continue thereafter to have the right to participate only in nominal future distributions. Finally, to the extent that our adjusted funds from operations per share is greater than $              but less than $              for such period, a pro-rated amount of such class B OP shares will have the right to participate fully in future distributions. Holders of class B OP shares that have the right to fully participate in future distributions following the internalization transaction will also enjoy redemption rights that are comparable to the redemption rights available to the holders of OP shares, as described under "Polar Star Operating Partnership S.C.A. Articles of Incorporation—Exchange of OP Shares."

Executive Compensation

        During the period in which we are externally managed, none of our executive officers or the executive officers of our Manager will receive direct compensation from us. However, we may grant restricted shares of common stock, OP shares or other securities to them, as well as to our Manager, its employees as well as to the employees of its affiliates under our Equity Incentive Plan.

Compensation Policies and Practices and Risk Management

        We consider in establishing and reviewing our compensation philosophy and programs whether such programs align the interests of our directors and officers with our interests and those of our stockholders and whether such programs encourage unnecessary or excessive risk taking. We provide our senior management team long-term equity awards to help further align their interests with our interests and those of our stockholders. See "—Equity Incentive Plan" for additional discussion regard our Equity Incentive Plan. We believe that these awards do not encourage unnecessary or excessive risk taking, since the awards are generally provided at the beginning of an officer's tenure or at various intervals to award achievements or provide additional incentive to build long-term value and are generally subject to vesting schedules to help ensure that executives and members of senior management have significant value tied to our long-term corporate success and performance.

        We believe our compensation philosophy and programs encourage our senior management team to strive to achieve both short- and long-term goals that are important to our success and building stockholder value, without promoting unnecessary or excessive risk taking. We will review our compensation policies and practices periodically to determine whether such policies and practices are appropriate in light of our risk management objectives.

Equity Incentive Plan

        Prior to the completion of this offering, we will adopt the Polar Star Realty Trust Inc. 2014 Equity Incentive Plan, or the Equity Incentive Plan, which permits us to provide equity-based compensation to our directors, officers, Manager and certain other personnel of our Manager and its affiliates in the form of stock options, stock appreciation rights, dividend equivalent rights, restricted stock, restricted stock units, performance-based awards, unrestricted stock, LTIP units and other awards. The maximum number of shares of common stock that may be issued under the Equity Incentive Plan, consisting of authorized but unissued shares, is equal to 8.0% of the shares of our common stock issued and outstanding from time to time on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP shares and LTIP units, into shares of common stock).

        Upon completion of this offering, pursuant to the Equity Incentive Plan, we expect to issue and sell an aggregate of              shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates.

        General.    The Equity Incentive Plan provides for the grant of options to purchase shares of common stock, share awards (including restricted stock and stock units), stock appreciation rights, performance awards and annual incentive awards, dividend equivalent rights, long-term incentive units, cash and other equity-based. The Equity Incentive Plan provides that no participant in the plan will be permitted to acquire, or will have any right to acquire, shares thereunder if such acquisition would be prohibited by the ownership limits contained in our charter or bylaws or would impair our status as a REIT.

        Administration of the Equity Incentive Plan.    The Equity Incentive Plan will be administered by our compensation committee, and our compensation committee will determine all terms of awards under the Equity Incentive Plan. Our compensation committee will also determine who will receive awards under the Equity Incentive Plan, the type of award and its terms and conditions and the number of shares of common stock subject to the award, if the award is equity based. Our compensation committee will also interpret the provisions of the Equity Incentive Plan. During any period of time in which we do not have a compensation committee, the Equity Incentive Plan will be administered by our board of directors or another committee appointed by the board of directors. References below to our compensation committee refer to the board of directors or another committee appointed by the board of directors for those periods in which the board of directors or such other committee is acting.

        Each member of our compensation committee that administers the Equity Incentive Plan will be a "non-employee director" within the meaning of Rule 16b-3 of the Exchange Act and will, at such times as we are subject to Section 162(m) of the Code and intend for awards to be treated as performance-based compensation for purposes of Section 162(m), qualify as an outside director for purposes of Section 162(m) of the Code.

        Eligibility.    All of our employees (if any), our directors, officers, our Manager and other personnel of our Manager and its affiliates are eligible to receive awards under the Equity Incentive Plan. In addition, our non-employee directors and consultants and advisors who perform services for us and our subsidiaries and affiliates may receive awards under the Equity Incentive Plan. Incentive stock options, however, are only available to our employees, if any.

        Share Authorization.    The number of shares of common stock that may be issued under the Equity Incentive Plan, consisting of authorized but unissued shares, is up to an aggregate of 8.0% of the shares of our common stock issued and outstanding from time to time on a fully diluted basis (assuming, if applicable, the exercise of all outstanding options and the conversion of all warrants and convertible securities, including OP shares and LTIP units, into shares of common stock). If any awards terminate, expire or are canceled, forfeited, exchanged or surrendered without having been exercised or paid or if any awards are forfeited or expire or otherwise terminate without the delivery of any shares of common stock, the shares subject to such awards will again be available for purposes of the Equity Incentive Plan.

        Subject to certain adjustments to the number of shares of stock that may be issued under the Equity Incentive Plan, (i) to the extent grants are intended to qualify for relief from the limitations of Section 162(m) of the Code, (A) the maximum number of shares of stock with respect to which any stock options may be granted in any one year to any grantee shall not exceed                    , and (B) the maximum number of shares that may underlie grants, other than grants of stock options, in any one year to any grantee shall not exceed                     and (ii) the maximum number of shares of stock with respect to which incentive stock options may be granted over the life of the Equity Incentive Plan shall not exceed                    .

        Share Usage.    Shares of common stock that are subject to awards will be counted against the Equity Incentive Plan share limit as one share for every one share subject to the award. The number of shares subject to any stock appreciation rights awarded under the Equity Incentive Plan will be counted against the aggregate number of shares available for issuance under the Equity Incentive Plan regardless of the number of shares actually issued to settle the stock appreciation right upon exercise.

        No Repricing.    Except in connection with certain corporate transactions, no amendment or modification may be made to an outstanding stock option or stock appreciation right, including by replacement with or substitution of another award type, that would be treated as a repricing under applicable stock exchange rules or would replace stock options or stock appreciation rights with cash, in each case without the approval of the stockholders (although appropriate adjustments may be made to outstanding stock options and stock appreciation rights to achieve compliance with applicable law, including the Code).

        Options.    The Equity Incentive Plan authorizes our compensation committee to grant incentive stock options (under Section 422 of the Code) and options that do not qualify as incentive stock options. The exercise price of each option will be determined by the compensation committee, provided that the price cannot be less than 100% of the fair market value of shares of our common stock on the date on which the option is granted. If we were to grant incentive stock options to any 10% stockholder, the exercise price may not be less than 110% of the fair market value of our shares of common stock on the date of grant.

        The term of an option cannot exceed 10 years from the date of grant. If we were to grant incentive stock options to any 10% stockholder, the term cannot exceed five years from the date of grant. Our compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. Options may be made exercisable in installments. The vesting and exercisability of options may be accelerated by the compensation committee. The exercise price of an option may not be amended or modified after the grant of the option, and an option may not be surrendered in consideration of or exchanged for or substituted for a grant of a new option having an exercise price below that of the option which was surrendered or exchanged or substituted for without stockholder approval.

        The exercise price for any option or the purchase price for restricted stock, if any, is generally payable (i) in cash or cash equivalents, (ii) to the extent the award agreement provides, by the surrender of shares of common stock (or attestation of ownership of such shares) with an aggregate fair market value, on the date on which the option is exercised, of the exercise price, (iii) to the extent the award agreement provides, by payment through a broker in accordance with procedures set forth by us or (iv) to the extent the award agreement provides and/or unless otherwise specified in an award agreement, any other form permissible by applicable laws, including net exercise and service to us, our Manager or an affiliate of ours or our Manager.

        Other Awards.    Our compensation committee may also award:

  •
  restricted stock, which are shares of common stock subject to restrictions on transferability and such other restrictions the compensation committee may impose at the date of grant;

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  restricted stock units, which are units entitling the recipient to receive shares of our common stock (or a cash amount equal to the value thereof) upon the completion of a vesting period;

  •
  dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock. Dividend equivalents rights generally are granted with restricted stock units and are earned during the vesting period;

  •
  stock appreciation rights, which are a right to receive a number of shares or, in the discretion of our compensation committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by our compensation committee;

  •
  performance and annual incentive awards, ultimately payable in common stock or cash, as determined by our compensation committee. Our compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria. Our compensation committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. Our compensation committee may modify, amend or adjust the terms of each award and performance goal. Awards to individuals who are covered under Section 162(m) of the Code, if any, will comply with the requirement that payments to such employees qualify as performance-based compensation under Section 162(m) of the Code to the extent that our compensation committee so designates. Such employees include our Chief Executive Officer and the three highest compensated executive officers determined at the end of each year, or the covered employees;

  •
  cash;

  •
  LTIP units, which are profits interests in our operating partnership; and

  •
  other equity-based awards.

        LTIP units are a special class of partnership interests in our operating partnership. Because the LTIP units are structured as profits interests, the grant, vesting or conversion of such units are not expected to produce a tax deduction for U.S. federal income tax purposes. Each LTIP unit awarded will be deemed to be equivalent to an award of one share of our common stock reserved under the Equity Incentive Plan and will reduce the amount of shares of common stock available for other equity awards on a one-for-one basis. LTIP units, whether vested or not, will receive the same quarterly per unit distributions as OP shares in our operating partnership, which, although payable in different currency, are expected to be equal in value at the time of distribution to the per share dividends on our common stock. Initially, LTIP units will not have full parity with other OP shares with respect to liquidating distributions. See "Polar Star Operating Partnership S.C.A. Articles of Incorporation—Distributions." Upon the occurrence of specified events, LTIP units may over time achieve full parity with other OP shares for all purposes, and therefore accrete to an economic value for participants equivalent to our common stock on a one-for-one basis. If such parity is reached, vested LTIP units may be converted into an equal number of OP shares at any time, and thereafter enjoy all the rights of OP shares. However, there are circumstances under which the LTIP units will not achieve full parity with OP shares. Until and unless such parity is reached, the value that a participant will realize for a given number of vested LTIP units will be less than the value of an equal number of shares of our common stock.

        Recoupment.    Award agreements for awards granted pursuant to the Equity Incentive Plan may be subject to mandatory repayment by the recipient to us of any gain realized by the recipient to the extent the recipient is in violation of or in conflict with certain agreements with us (including but not limited to an employment or non-competition agreement) or upon termination for cause as defined in the Equity Incentive Plan, applicable award agreement or any other agreement between us, our Manager or an affiliate of either and the recipient. Reimbursement or forfeiture also applies if we are required to prepare an accounting restatement due to a material noncompliance by us, as a result of misconduct, with any financial reporting requirement under the securities laws or if an award was earned or vested based on achievement of pre-established performance goals that are later determined, as a result of the accounting restatement, not to have been achieved.

        Change in Control.    If we experience a change in control in which outstanding options, stock appreciation rights and stock awards that are not exercised prior to the change in control will not be assumed or continued by the surviving entity: (i) except for performance awards, all restricted stock and LTIP units will vest, and all stock units and dividend equivalent rights will vest and the underlying shares will be delivered immediately before the change in control and (ii) at our board of directors' discretion either all options and stock appreciation rights will become exercisable 15 days before the change in control and terminate upon the consummation of the change in control, or all options, stock appreciation rights, restricted stock and stock units will be cashed out or redeemed for securities of equivalent value before the change in control. In the case of performance awards denominated in stock, stock units or LTIP units, if half or more of the performance period has lapsed, the performance award will be converted into restricted stock or stock units based on actual performance to date. If less than half of the performance period has lapsed, or if actual performance is not determinable, the performance award will be converted into restricted stock or stock units assuming target performance has been achieved. Other equity-based awards will be governed by the terms of the applicable award agreement.

        Adjustments for Stock Dividends and Similar Events.    Our compensation committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the Equity Incentive Plan, including the individual limitations on awards, to reflect stock splits and other similar events.

        Section 162(m) of the Code.    Section 162(m) of the Code limits publicly held companies such as us to an annual deduction for federal income tax purposes of $1 million for compensation paid to their covered employees. However, performance-based compensation is excluded from this limitation. To the extent our compensation committee deems appropriate, it will establish performance criteria and satisfy such other requirements as may be applicable in order to satisfy the requirements for performance-based compensation under Section 162(m) of the Code with respect to our covered employees, if any.

        Amendment; Termination.    Our board of directors may amend or terminate the Equity Incentive Plan at any time; provided that no amendment may adversely impair the benefits of participants with respect to outstanding awards. Our stockholders must approve any amendment if such approval is required under applicable law or stock exchange requirements. Our stockholders also must approve any amendment that changes the no-repricing provisions of the plan. Unless terminated sooner by our board of directors or extended with stockholder approval, the Equity Incentive Plan will terminate on the tenth anniversary of the adoption of the plan.

Limitation of Liability and Indemnification

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty that is established by a final judgment and is material to the cause of action. Our charter contains such a provision and eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law. For further details with respect to the limitation on the liability of our directors and officers, the indemnification of our directors and officers and the relevant provisions of the MGCL, see "Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws—Indemnification and Limitation of Directors' and Officers' Liability."

        We will obtain a policy of insurance under which our directors and officers will be insured, subject to the limits of the policy, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions covered under such policy in their respective capacities as directors or officers, including certain liabilities under the Securities Act of 1933, as amended, or the Securities Act. Additionally, we intend to enter into indemnification agreements with each of our directors, executive officers and certain other parties upon the completion of this offering, which will require, among other things, that we maintain a comparable "tail" directors' and officers' liability insurance policy for six years after each director or executive officer ceases to serve in such capacity.

Rule 10b5-1 Sales Plans

        Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and officers also may buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material non-public information subject to compliance with the terms of our insider trading policy. Prior to 180 days after the date of pricing of this offering (subject to early termination and certain other conditions contained in the lock-up agreement) with respect to our senior management team, the sale of any shares under such plan will be subject to the lock-up agreement that the director or executive officer has entered into with the underwriter.

PRINCIPAL STOCKHOLDERS

        The following table presents information regarding the beneficial ownership of our common stock, after giving effect to the REIT formation transactions but immediately prior to the completion of this offering and, following the completion of this offering, with respect to:

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  each person who is the beneficial owner of more than 5% of our outstanding common stock;

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  each of our directors and director nominees;

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  each of our executive officers; and

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  all directors, director nominees and executive officers as a group.

        Unless otherwise indicated, all shares are owned directly and the indicated person has sole voting and investment powers.

Percentage of Shares and OP Shares Outstanding
	Immediately Prior to Offering			Immediately After Offering
Name of Beneficial Owner(1)	Number of Shares and OP Shares Beneficially Owned(2)	Percentage of All Shares and OP Shares		Number of Shares and OP Shares Beneficially Owned(2)(3)	Percentage of All Shares and OP Shares
Directors, Director Nominees and Executive Officers:
			%			%

(1)
The address for each of the persons and entities named above is                    .

(2)
Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock or OP shares if that person has or shares voting power or investment power with respect to those shares or OP shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, "voting power" is the power to vote or direct the voting of shares or OP shares and "investment power" is the power to dispose or direct the disposition of shares or OP shares.

(3)
The number of shares of common stock and OP shares immediately after this offering includes our issuance and sale of shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates.

 THE STRUCTURE AND FORMATION OF OUR COMPANY

Overview

        We have assembled an attractive Nordic office and industrial property portfolio which is primarily leased to government tenants and government sponsored or controlled enterprises or agencies. This portfolio is currently held by real estate investment vehicles managed by Obligo, including EBH II, which is our predecessor for financial accounting purposes, EBH I and a joint venture between two other investment vehicles, which we refer to as the TRES joint venture.

REIT Formation Transactions

        Prior to or concurrently with the completion of this offering, we will engage in the REIT formation transactions that are designed to:

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  consolidate the ownership of our real estate portfolio into our operating partnership and its subsidiaries;

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  facilitate this offering;

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  enable us to raise capital to acquire the TRES portfolio, repay existing indebtedness related to certain properties in our portfolio and other obligations and provide capital for future acquisitions;

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  enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014; and

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  enable continuing investors to obtain liquidity (after the expiration of applicable lock-ups) for their investments in our company.

        The following REIT formation transactions have occurred or will occur prior to or concurrently with the completion of this offering (all amounts are based on the mid-point of the initial public offering price range shown on the cover page of this prospectus):

  •
  Polar Star Realty Trust Inc. was incorporated on January 13, 2014 under the laws of the State of Maryland. We intend to elect, and operate our business so as to qualify, to be taxed as a REIT for U.S. federal income tax purposes, commencing with our taxable year ending December 31, 2014.

  •
  Our operating partnership, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) , was organized under the laws of the Grand Duchy of Luxembourg on                        . Through our GP subsidiary, our wholly-owned subsidiary, we are the sole manager of our operating partnership.

  •
  We will engage in a consolidation transaction, pursuant to which holders of interests in EBH II and EBH I will exchange, through a series of transactions, their equity interests in EBH II and EBH I for interests in local holding companies that will indirectly hold                OP shares in our operating partnership. Our GP subsidiary, will also serve as the sole manager (or its equivalent) of these local holding companies. We refer to holders of interests in EBH II and EBH I as our continuing investors.

  •
  The number of OP shares that will be issued to the holding companies formed for the holders of equity interests in EBH II and EBH I was determined by dividing the net asset values of EBH II and EBH I as of                        , 2014 by the mid-point of the initial public offering price range shown on the cover page of this prospectus.

  •
  The holding company formed for the holders of interests in EBH II will indirectly receive                OP shares having an aggregate value of approximately $            . As of                        ,

    2014, the net asset value of EBH II reported to holders of EBH II was approximately $            . Under the existing organizational documents of EBH II, Obligo and its affiliates are entitled to receive a percentage of the OP shares allocated to EBH II in the consolidation transaction based on EBH II's performance and the value of the consideration to be received by holders of interests in EBH II upon completion of this offering. The number of OP shares to be received by the holders of interests in EBH II will be increased, and the number of OP shares to be received by Obligo and its affiliates will be decreased, on a share for share basis, if the initial public offering price is below the midpoint of the initial public offering price range shown on the cover page of this prospectus. Conversely, the number of OP shares to be issued to the holders of interests in EBH II will be decreased, and the number of OP shares to be issued to Obligo and its affiliates will be increased, on a share for share basis, if the initial public offering price is above the midpoint of the initial public offering price range shown on the cover page of this prospectus. Any such increase or decrease will not impact the relative percentage ownership of our company and our operating partnership by investors purchasing shares of common stock in this offering.

  •
  The value of the OP shares that we will issue to the holding companies formed for the holders of interests in EBH II and EBH I will increase or decrease if our common stock is priced above or below the mid-point of the initial public offering price range shown on the cover page of this prospectus. The initial public offering price of our common stock will be determined by negotiations between us and the underwriter. Among the factors to be considered in determining the initial public offering price are an assessment of the breadth and depth of our senior management team, the strength and opportunities that exist in the Nordic economies, our growth prospects, current market valuations, financial performance and dividend yields of publicly-traded companies considered by us and the underwriter to be comparable to us and the current state of the industry and economies in which we operate as a whole. The initial public offering price does not necessarily bear any relationship to our book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering.

  •
  We will acquire the ownership interests in the TRES joint venture that owns the 12 properties comprising the TRES portfolio for approximately $            in cash using a portion of the net proceeds of this offering. The purchase price for the TRES portfolio was based upon the fair market value of the properties as of                .

  •
  We will sell                        shares of our common stock in this offering and up to an additional                    shares if the underwriter exercises its overallotment option. We will contribute the net proceeds from this offering to our operating partnership in exchange for                        OP shares (or up to                         OP shares if the underwriter exercises its option to purchase up to an additional                shares solely to cover overallotments).

  •
  We expect to use a portion of the net proceeds from this offering to repay approximately $             million of outstanding indebtedness.

  •
  Effective upon completion of this offering, we will issue and sell a total of                shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. These sales are designed to provide an incentive for the recipients and to ensure that their interests are aligned with those of our stockholders and holders of OP shares in connection with the future growth and operation of our business. The value of the OP shares that we will issue to our officers and other personnel of our Manager and its affiliates will increase or decrease if our common stock is priced above or below the mid-point of the initial public offering price range shown on the cover page of this prospectus.

  •
  Pursuant to the internalization agreement, we will issue and sell                class B OP shares to our Manager, its equity owners or their affiliates. These class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our partnership. However, upon completion of the internalization of our management, these class B OP shares will, subject to the conditions described below, have the right to participate fully in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of                % of our shares of common stock and OP shares (not held by us) outstanding as of the date of completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula tied to the adjusted funds from operations per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares. To the extent that our adjusted funds from operations per share is greater than $            for such period, all of such class B OP shares will have the right to participate fully in future distributions. To the extent that our adjusted funds from operations per share is less than $            for such period, such class B OP shares will continue thereafter to have the right to participate only in nominal future distributions. Finally, to the extent that our adjusted funds from operations per share is greater than $            but less than $            for such period, a pro-rated amount of such class B OP shares will have the right to participate fully in future distributions. Holders of class B OP shares that have the right to fully participate in future distributions following the internalization transaction will also have redemption rights that are comparable to the redemption rights available to the holders of OP shares.

  •
  Our operating partnership will enter into the management agreement with our Manager. We have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

  •
  Our Manager will enter into a shared services agreement with Obligo.

  •
  In accordance with the internalization agreement, the owners of our Manager will, subject to the terms and conditions of the internalization agreement, transfer all of the equity interests they hold in our Manager to us no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. Upon the transfer of the equity interests in our Manager, our Manager will become our indirect wholly owned subsidiary and its personnel will become our employees. Upon such transfer, our operating partnership will no longer be required to pay the management fee or to reimburse our Manager for expenses under the management agreement. Instead, we will become responsible for our Manager's expenses, including the salary and benefits of its executive officers. For additional detail on the internalization agreement, see "Our Management—Internalization Agreement."

Consequences of This Offering and the REIT formation transactions

        Upon completion of this offering and the REIT formation transactions:

  •
  Our operating partnership will directly or indirectly own our properties.

  •
  Purchasers of shares of our common stock in this offering are expected to own        % of our outstanding common stock, or        % of the combined outstanding equity of our company and our operating partnership on a fully diluted basis. If the underwriter exercises its option to purchase an additional                 shares in full to cover overallotments, purchasers of shares of

    our common stock in this offering are expected to own        % of our outstanding common stock, or        % of the combined outstanding equity of our company and our operating partnership on a fully diluted basis.

  •
  Through Polar Star GP Lux Co, our wholly-owned subsidiary, we are the sole manager of our operating partnership. We or this subsidiary are expected to own            % of the outstanding OP shares and the continuing investors will own            %. If the underwriter exercises its option to purchase an additional                shares in full solely to cover overallotments, we are expected to own            % of the OP shares and the continuing investors are expected to own            %.

  •
  Our Manager will manage our day-to-day operations subject to the supervision, direction and oversight of our board of directors.

  •
  We expect to have total consolidated indebtedness of approximately $             million (based on                     pro forma outstanding balances).

Equity Sales to Related Parties

        Effective upon completion of this offering, we expect to issue and sell an aggregate of                shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. The issuances and sales to our officers and other personnel of our Manager and its affiliates are designed to provide an incentive for the recipient and to align their interests with those of our stockholders and holders of OP shares in connection with the future growth and operation of our business. In addition, upon completion of this offering, we will issue and sell                        class B OP shares in accordance with the internalization agreement to                        .

        Under the management agreement, our operating partnership will pay to our Manager a management fee as compensation for the management services that our Manager provides to our operating partnership. For a detailed description of the management fee agreement, see "Our Management—Management Agreement."

 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreement and Shared Services Agreement

        Prior to the completion of this offering, our operating partnership will enter into the management agreement with our Manager. In accordance with the terms of the internalization agreement, we have committed to internalize our management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015. In addition, our Manager will enter into the shared services agreement with Obligo. For a detailed description of these agreements, including fees and other amounts payable, see "Our Management—Management Agreement;—Shared Services Agreement;—Internalization Agreement."

        Certain of our officers and directors are also officers of our Manager and Obligo and our Manager is a majority owned subsidiary of Obligo. As a result, the management agreement and the shared services agreement were negotiated between related parties, and their terms, including fees and other amounts payable, may not be as favorable to us and our operating partnership as if they had been negotiated with unaffiliated third parties. See "—Conflicts of Interest."

Formation Transactions

        Upon completion of this offering, we will engage in a series of transactions, which we refer to as the REIT formation transactions, which will enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014, facilitate this offering and enable continuing investors to obtain liquidity (after the expiration of applicable lock-ups) for their existing investments. Our strategy in converting to a REIT and in undertaking this offering is to expand our access to capital in order to position us for significant growth in the size and scope of our real property portfolio, all while delivering attractive risk-adjusted returns to our stockholders.

        The properties that will comprise our initial portfolio are currently held by real estate investment vehicles managed by Obligo, including EBH II, which is our predecessor for financial accounting purposes, EBH I and a joint venture between two other investment vehicles, which we refer to as the TRES joint venture. Prior to or concurrently with the completion of this offering, we will engage in the REIT formation transactions that will consolidate our initial real estate portfolio within our operating partnership. The REIT formation transactions include a series of consolidation transactions pursuant to which holders of interests in EBH II and EBH I will exchange their equity interests in EBH II and EBH I for interests in local holding companies that will indirectly hold an aggregate of                        OP shares of our operating partnership. In addition, we will acquire the ownership interests in the TRES joint venture, which holds the 12 properties comprising the TRES portfolio, for approximately $            in cash. The agreements relating to the consolidation transactions are subject to customary closing conditions, including the completion of this offering.

        The number of OP shares that will be issued to the holding companies formed for the holders of equity interests in EBH II and EBH I was determined by dividing the net asset values of EBH II and EBH I as of                        , 2014 by the mid-point of the initial public offering price range shown on the cover page of this prospectus.

        The holding company formed for the holders of interests in EBH II will indirectly receive                        OP shares having an aggregate value of approximately $            . As of                         , 2014, the net asset value of EBH II reported to holders of EBH II was approximately $            . Under the existing organizational documents of EBH II, Obligo and its affiliates are entitled to receive a percentage of the OP shares allocated to EBH II in the consolidation transaction based on EBH II's performance and the value of the consideration to be received by holders of interests in EBH II upon completion of this offering.

        The REIT formation transactions are designed to:

  •
  consolidate the ownership of our real estate portfolio into our operating partnership and its subsidiaries;

  •
  facilitate this offering;

  •
  enable us to raise the necessary capital to acquire the TRES portfolio and repay existing indebtedness related to certain properties in our portfolio and other obligations;

  •
  enable us to qualify as a REIT for U.S. federal income tax purposes commencing with our taxable year ending December 31, 2014; and

  •
  enable continuing investors to obtain liquidity (after the expiration of applicable lock-ups) for their investments in our company.

        For additional detail on the REIT formation transactions, see "The Structure and Formation of Our Company."

Equity Incentive Plan

        Upon completion of this offering, pursuant to the Equity Incentive Plan, we expect to issue and sell an aggregate of                 shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates.

        Upon completion of this offering, we will issue and sell                        class B OP shares under the Equity Incentive Plan to                        . For additional detail on the Class B OP shares, see "Polar Star Operating Partnership S.C.A. Articles of Incorporation—Class B OP Shares."

Indemnification Agreements for Officers and Directors

        We intend to enter into indemnification agreements with members of our board of directors and our executive officers that will be effective upon completion of this offering. These indemnification agreements will provide indemnification to these persons by us to the maximum extent permitted by Maryland law and certain procedures for indemnification, including advancement by us of certain expenses relating to claims brought against these persons under certain circumstances. See "Our Management—Limitation of Liability and Indemnification."

Registration Rights Agreement

        We will provide registration rights to holders of our common stock (including common stock issuable upon redemption of OP shares) that will be issued in connection with the REIT formation transactions. See "Shares Eligible for Future Sale—Registration Rights Agreement."

Conflicts of Interest

        Prior to the internalization of our Manager, we are dependent on our Manager, which is majority owned by Obligo, for the day-to-day management of our business and properties and we do not have any independent officers. Our officers and our non-independent directors are employed by Obligo. The ability of our Manager and its investment professionals to engage in other business activities may reduce the time our Manager and its investment professionals spend managing us. During the term of the management agreement, Obligo has agreed to provide us with a right of first offer to purchase any office or industrial property identified by Obligo or its affiliates that fits our investment profile and is located in the Nordics.

 DESCRIPTION OF CAPITAL STOCK

        The following summary description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to the MGCL and to our charter and our bylaws, each as amended and restated in connection with this offering. For a more complete understanding of our capital stock, we encourage you to read carefully this entire prospectus, as well as our charter and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

General

        Our charter provides that we may issue up to                shares of common stock, $            par value per share, and up to                 shares of preferred stock, $            par value per share. Our charter authorizes our board of directors to amend our charter to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue with the approval of a majority of our entire board of directors and without stockholder approval. After giving effect to this offering and the REIT formation transactions,                 shares of our common stock will be issued and outstanding (                        if the underwriter's option to purchase additional shares is exercised in full), and no shares of our preferred stock will be issued and outstanding. Under Maryland law, our stockholders are not generally liable for our debts or obligations.

Shares of Common Stock

        All of the shares of our common stock offered by this prospectus will be duly authorized, validly issued, fully paid and nonassessable. Subject to the preferential rights, if any, of holders of any other class or series of our stock and to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, holders of outstanding shares of common stock are entitled to receive dividends on such shares of common stock out of assets legally available therefor if, as and when authorized by our board of directors and declared by us, and the holders of outstanding shares of common stock are entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up after payment of or adequate provision for all our known debts and liabilities.

        Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of common stock will possess the exclusive voting power. A plurality of the votes cast in the election of directors is sufficient to elect a director and there is no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock can elect all of the directors then standing for election, and the holders of the remaining shares will not be able to elect any directors.

        Holders of shares of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any securities of our company. Subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, shares of common stock will have equal dividend, liquidation and other rights.

        Under the MGCL, a Maryland corporation generally cannot dissolve, amend its charter, merge or consolidate with another entity, sell all or substantially all of its assets or engage in a statutory share exchange unless the action is advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter, unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is specified in the corporation's charter. Our charter provides that these actions may be approved by a majority of all of the votes entitled to be cast on the matter, except that certain amendments to the provisions of our charter related to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend such provisions, must be approved by the affirmative vote of holders of at least two-thirds of the votes entitled to be cast on the amendment. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets will be held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Power to Reclassify Our Unissued Shares of Stock

        Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of stock, including one or more classes or series of stock that have priority with respect to voting rights, dividends or upon liquidation over our common stock, and authorize us to issue the newly-classified shares. Prior to the issuance of shares of each new class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Our board of directors may take these actions without stockholder approval unless stockholder approval is required by the rules of any stock exchange or automatic quotation system on which our securities may be listed or traded. Therefore, our board could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Stock and Issue Additional Shares of Common and Preferred Stock

        We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of our stock, to authorize us to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to authorize us to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional shares of common stock, will be available for issuance without further action by our stockholders, unless such approval is required by the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors does not intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

        In order for us to qualify as a REIT under the Code, shares of our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than the first year for which an election to be a REIT has been made) or during a proportionate part of a shorter taxable year. Also, not more than 50% of the value of the outstanding shares of our stock may be owned, directly or constructively, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be a

REIT has been made). To qualify as a REIT, we must satisfy other requirements as well. See "Material U.S. Federal Income Tax Considerations—Taxation of REITs in General."

        Our charter contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, after completion of this offering and subject to the exceptions described below, no person or entity may own, or be deemed to own, by virtue of the applicable constructive ownership provisions of the Code, more than 9.8% by value or number of shares, whichever is more restrictive, of any class or series of the outstanding shares of our capital stock. We refer to this limit as the "ownership limit." A person or entity that becomes subject to the ownership limit by virtue of a violative transfer that results in a transfer to a trust, as described below, is referred to as a "prohibited owner" if, had the violative transfer been effective, the person would beneficially own or constructively own shares of capital stock and, if appropriate in the context, shall also mean any person who would have been the record owner of the shares that the prohibited owner would have so owned.

        The constructive ownership rules under the Code are complex and may cause shares of stock owned beneficially or constructively by a group of related individuals and/or entities to be owned beneficially or constructively by one individual or entity. As a result, the acquisition of less than 9.8% by value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock or any class or series of our preferred stock, or 9.8% by value or number of shares, whichever is more restrictive, of the aggregate outstanding shares of all classes and series of our capital stock (or the acquisition of an interest in an entity that owns, beneficially or constructively, shares of our stock) by an individual or entity, could, nevertheless, cause that individual or entity, or another individual or entity, to own beneficially or constructively in excess of the ownership limit.

        Our board of directors may, in its sole discretion, subject to such conditions as it may determine and the receipt of certain representations and undertakings, prospectively or retroactively, waive all or any component of the ownership limit or establish a different limit on ownership, or excepted holder limit, for a particular stockholder if the stockholder's ownership in excess of the ownership limit would not result in our being "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise would not result in our failing to qualify as a REIT. As a condition of its waiver or grant of an excepted holder limit, our board of directors may, but is not required to, require an opinion of counsel or the Service ruling satisfactory to our board of directors with respect to our qualification as a REIT.

        In connection with granting a waiver of the ownership limit, creating an excepted holder limit or at any other time, our board of directors may from time to time increase or decrease the ownership limit or any component thereof for all other persons and entities unless, after giving effect to such increase we would be, "closely held" within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or we would otherwise fail to qualify as a REIT. Prior to the modification of the ownership limit, our board of directors may require such opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to determine or ensure our qualification as a REIT. A reduced ownership limit will not apply to any person or entity whose percentage ownership of our common stock, preferred stock of any class or series, or stock of all classes and series, as applicable, is in excess of such decreased ownership limit until such time as such person's or entity's percentage ownership of our common stock, preferred stock of any class or series, or stock of all classes and series, as applicable, equals or falls below the decreased ownership limit, but any further acquisition of shares of our common stock, preferred stock, or stock of any class or series, as applicable, in excess of such percentage ownership of our common stock, preferred stock or stock of all classes and series will be in violation of the ownership limit.

        Upon completion of this offering, our charter will further prohibit:

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  any person from beneficially or constructively owning, applying certain attribution rules of the Code, shares of our stock that would result in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise cause us to fail to qualify as a REIT; and

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  any person from transferring shares of our stock if such transfer would result in shares of our stock being owned by fewer than 100 persons (determined without reference to any rules of attribution).

        Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limit or any of the other foregoing restrictions on ownership and transfer of our stock, or who would have owned shares of our stock transferred to the trust as described below, must immediately give notice to us of such event or, in the case of an attempted or proposed transaction, must give at least 15 days prior written notice to us and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing restrictions on ownership and transfer of our stock will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock described above is no longer required in order for us to qualify as a REIT.

        If any transfer of shares of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons, such transfer will be null and void and the intended transferee will acquire no rights in such shares. In addition, if any purported transfer of shares of our stock or any other event would otherwise result in any person violating the ownership limit or an excepted holder limit established by our board of directors, or in our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then that number of shares (rounded up to the nearest whole share) that would cause us to violate such restrictions will be automatically transferred to, and held by, a trust for the exclusive benefit of one or more charitable organizations selected by us and the intended transferee will acquire no rights in such shares. The automatic transfer will be effective as of the close of business on the business day prior to the date of the violative transfer or other event that results in a transfer to the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our being "closely held" under Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year) or otherwise failing to qualify as a REIT, then our charter provides that the transfer of the shares will be null and void and the intended transferee will acquire no rights in such shares.

        Shares of stock transferred to the trustee are deemed offered for sale to us, or our designee, at a price per share equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event that resulted in the transfer to the trust did not involve a purchase of such shares of stock at market price, the last sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the market price on the date we accept, or our designee accepts, such offer. We may reduce the amount payable by the amount of any dividend or other distribution that we have paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above, and we may pay the amount of any such reduction to the trustee for the benefit of the charitable beneficiary. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust as discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates, the trustee must distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee with respect to such shares of stock must be paid to the charitable beneficiary.

        If we do not buy the shares, the trustee must, within 20 days of receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limit or the other restrictions on ownership and transfer of our stock. After the sale of the shares, the interest of the charitable beneficiary in the shares transferred to the trust will terminate and the trustee must distribute to the prohibited owner an amount equal to the lesser of (1) the price paid by the prohibited owner for the shares (or, if the event which resulted in the transfer to the trust did not involve a purchase of such shares at market price, the last sales price reported on the NYSE (or other applicable exchange) on the day of the event which resulted in the transfer of such shares of stock to the trust) and (2) the sales proceeds (net of commissions and other expenses of sale) received by the trust for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividend or other distribution that we paid to the prohibited owner before we discovered that the shares had been automatically transferred to the trust and that are then owed to the trustee as described above. Any net sales proceeds in excess of the amount payable to the prohibited owner must be immediately paid to the charitable beneficiary of the trust, together with other amounts held by the trustee for the beneficiary of the trust. In addition, if, prior to discovery by us that shares of stock have been transferred to a trust, such shares of stock are sold by a prohibited owner, then such shares will be deemed to have been sold on behalf of the trust and to the extent that the prohibited owner received an amount for or in respect of such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount will be paid to the trustee upon demand. The prohibited owner has no rights in the shares held by the trustee.

        The trustee will be designated by us and must be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary of the trust, all dividends and other distributions paid by us with respect to the shares held in trust and may also exercise all voting rights with respect to the shares held in trust. These rights will be exercised for the exclusive benefit of the charitable beneficiary of the trust. Any dividend or other distribution paid prior to our discovery that shares of stock have been transferred to the trust will be paid by the recipient to the trustee upon demand.

        Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee will have the authority, at the trustee's sole discretion:

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  to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

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  to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

        However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote. In addition, if our board of directors determines that a proposed transfer would violate the restrictions on ownership and transfer of our stock, our board of directors may take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem the shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

        Every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of our stock, within 30 days after the end of each taxable year, must give us written notice, stating the stockholder's name and address, the number of shares of each class and series of our stock that the stockholder beneficially owns and a description of the manner in which the shares are held. Each such owner must provide us with such additional information as we may request in order to determine the effect, if any, of the stockholder's beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limit. In addition, each stockholder must provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

        Any certificates representing shares of our stock will bear a legend referring to the restrictions described above.

        These restrictions on ownership and transfer will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with the restrictions and limitations on ownership and transfer of our stock described above is no longer required in order for us to qualify as a REIT.

        These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise be in the best interest of the stockholders.

Transfer Agent and Registrar

        We expect the transfer agent and registrar for our common stock and OP shares to be

SHARES ELIGIBLE FOR FUTURE SALE

        After giving effect to this offering and the REIT formation transactions, we will have                shares of common stock outstanding on a fully diluted basis and                OP shares, which are exchangeable on a one-for-one basis into shares of our common stock. Shares of our common stock are newly issued securities for which there is no established trading market. No assurance can be given as to (i) the likelihood that an active market for shares of our common stock will develop, (ii) the liquidity of any such market, (iii) the ability of the stockholders to sell the shares or (iv) the prices that stockholders may obtain for any of the shares. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price prevailing from time to time. Sales of substantial amounts of shares of common stock, or the perception that such sales could occur, may affect adversely prevailing market prices of the shares of common stock. See "Risk Factors—Risks Related to Our Common Stock."

        For a description of certain restrictions on ownership and transfer of common stock, see "Description of Capital Stock—Restrictions on Ownership and Transfer."

Issuance of Shares of Common Stock

        Upon completion of this offering, pursuant to the Equity Incentive Plan, we expect to issue and sell an aggregate of                 shares of restricted common stock or equity interests in our operating partnership (including LTIP units) to our directors and certain officers and other personnel of our Manager and its affiliates. In addition, as part of the internalization agreement, we will issue and sell                class B OP shares to our Manager, its equity owners or their affiliates. These class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our partnership. However, upon completion of the internalization of our management, these class B OP shares will, subject to the conditions described below, have the right to participate fully in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of        % of our shares of common stock and OP shares (not held by us) outstanding as of the date of completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula tied to the adjusted funds from operations per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares. To the extent that our adjusted funds from operations per share is greater than $            for such period, all of such class B OP shares will have the right to participate fully in future distributions. To the extent that our adjusted funds from operations per share is less than $            for such period, such class B OP shares will continue thereafter to have the right to participate only in nominal future distributions. Finally, to the extent that our adjusted funds from operations per share is greater than $            but less than $            for such period, a pro-rated amount of such class B OP shares will have the right to participate fully in future distributions. Holders of class B OP shares that have the right to fully participate in future distributions following the internalization transaction will also have redemption rights that are comparable to the redemption rights available to the holders of OP shares.

Rule 144

        The shares of restricted common stock described above under "—Issuance of shares of common stock" and any additional shares of common stock that may be issued upon exchange of OP shares will, when issued, be "restricted" securities under the meaning of Rule 144 under the Securities Act, and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemption provided by Rule 144.

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us (which requires that we are current in our periodic reports under the Exchange Act).

Redemption/Exchange Rights

        In connection with the REIT formation transactions, our operating partnership will issue an aggregate of                OP shares that will remain outstanding upon completion of this offering and consummation of the REIT formation transactions. Beginning on or after the date which is 12 months after the completion of this offering, such OP shares become exchangeable, on a one-for-one basis, for shares of common stock, subject to the ownership limits set forth in our charter and described under the section entitled "Description of Capital Stock—Restrictions on Ownership and Transfer." Also see "Polar Star Operating Partnership S.C.A. Articles of Incorporation."

Registration Rights Agreement

        We have granted registration rights to those persons who will receive common stock (including common stock issuable upon exchange of OP shares) in the REIT formation transactions.

        We will bear the expenses incident to these registration requirements except that we will not bear the costs of (i) any underwriting fees, discounts or commissions, (ii) out-of-pocket expenses of the persons exercising the registration rights or (iii) transfer taxes.

Lock-up Agreements

        Our directors and executive officers have entered into lock-up agreements with the underwriter prior to the commencement of this offering pursuant to which each of these persons, with limited exceptions, for a period of                                    days after the date of the underwriting agreement among us and the underwriter, may not, without the prior written consent of the underwriter, (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors, executive officers and members in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of common stock or such other securities, in cash or otherwise or (iii) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock. However, with respect to our directors and executive officers, the restrictions described above shall not apply to bona fide gifts or transfers to family members or trusts for the direct or indirect benefit of the director or executive officer or his or her family members, provided in each case that the transferee agrees in writing to be bound by the terms of the lock-up agreement and will also not apply for shares sold in certain instances based on withholding taxes for vesting of restricted stock.

 CERTAIN PROVISIONS OF THE MARYLAND
GENERAL CORPORATION LAW AND OUR CHARTER AND BYLAWS

        The following description of the terms of our stock and of certain provisions of Maryland law is only a summary. For a complete description, we refer you to the MGCL and to our charter and our bylaws, the forms of which are filed as exhibits to the registration statement of which this prospectus forms a part.

Our Board of Directors

        Our charter and bylaws provide that the number of directors we have may be established only by our board of directors but may not be fewer than the minimum number required under the MGCL, which is one, and our bylaws provide that the number of our directors may not be more than 15. Because our board of directors has the power to amend our bylaws, it could modify the bylaws to change that range. Upon completion of this offering, subject to the terms of any class or series of preferred stock, vacancies on our board of directors may be filled only by a majority of the remaining directors, even if the remaining directors do not constitute a quorum, and, if our board of directors is classified, any director elected to fill a vacancy will hold office for the remainder of the full term of the directorship in which the vacancy occurred and until his or her successor is duly elected and qualifies.

        Except as may be provided with respect to any class or series of our stock, at each annual meeting of our stockholders, each of our directors will be elected by our stockholders to serve until the next annual meeting of our stockholders and until his or her successor is duly elected and qualifies. A plurality of the votes cast in the election of directors is sufficient to elect a director, and holders of shares of common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of common stock entitled to vote will be able to elect all of our directors at any annual meeting.

Removal of Directors

        Our charter provides that, subject to the rights of holders of any class or series of our preferred stock to elect or remove one or more directors, a director may be removed with or without cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (i) removing incumbent directors except upon a substantial affirmative vote and (ii) filling the vacancies created by such removal with their own nominees.

Business Combinations

        Under the MGCL, certain "business combinations" (including a merger, consolidation, statutory share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and an interested stockholder (defined generally as any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation's outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation) or an affiliate of such an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must generally be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (1) 80% of the votes entitled to be cast by holders of outstanding voting stock of the corporation and (2) two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation's common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. A person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A Maryland corporation's board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

        These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a Maryland corporation's board of directors prior to the time that the interested stockholder becomes an interested stockholder. Pursuant to the statute, our board of directors has by resolution exempted business combinations between us and (i) any other person, provided, that such business combination is first approved by our board of directors (including a majority of our directors who are not affiliates or associates of such person), (ii) real estate investment vehicles managed by Obligo, including our predecessor and its affiliates and associates as part of the REIT formation transactions and (iii) persons acting in concert with any of the foregoing. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders, without compliance by our company with the supermajority vote requirements and other provisions of the statute. There is no assurance that our board of directors will not amend or repeal this resolution in the future.

        The business combination statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Control Share Acquisitions

        The MGCL provides that a holder of "control shares" of a Maryland corporation acquired in a "control share acquisition" has no voting rights with respect to the control shares except to the extent approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock in the corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (i) a person who makes or proposes to make a control share acquisition, (ii) an officer of the corporation or (iii) an employee of the corporation who is also a director of the corporation. "Control shares" are voting shares of stock which, if aggregated with all other such shares of stock owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (i) one-tenth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more of all voting power. Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of issued and outstanding control shares, subject to certain exceptions.

        A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and delivering an "acquiring person statement" as described in the MGCL), may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

        If voting rights are not approved at the meeting or if the acquiring person does not deliver an "acquiring person statement" as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or as of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

        The control share acquisition statute does not apply to (i) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (ii) acquisitions approved or exempted by the charter or bylaws of the corporation.

        Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. There is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

        Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions of the MGCL which provide for:

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  a classified board;

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  a two-thirds vote requirement for removing a director;

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  a requirement that the number of directors be fixed only by vote of the directors;

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  a requirement that a vacancy on the board be filled only by the remaining directors in office and (if the board is classified) for the remainder of the full term of the class of directors in which the vacancy occurred; and

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  a majority requirement for the calling of a stockholder-requested special meeting of stockholders.

        Our charter provides that, at such time as we are able to make a Subtitle 8 election (which we expect to be upon the completion of this offering), vacancies on our board may be filled only by the remaining directors and (if our board is classified in the future) for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (i) require the affirmative vote of stockholders entitled to cast not less than two-thirds of all of the votes entitled to be cast generally in the election of directors for the removal of any director from the board, with or without cause, (ii) vest in the board the exclusive power to fix the number of directorships and (iii) require, unless called by our chairman of the board, our Chief Executive Officer, our president or our board of directors, the written request of stockholders entitled to cast not less than a majority of all votes entitled to be cast at such a meeting to call a special meeting of our stockholders.

Meetings of Stockholders

        Pursuant to our bylaws, a meeting of our stockholders for the election of directors and the transaction of any business will be held annually on a date and at the time and place set by our board of directors. The chairman of our board of directors, our Chief Executive Officer, our president or our board of directors may call a special meeting of our stockholders. Subject to the provisions of our bylaws, a special meeting of our stockholders to act on any matter that may properly be brought before a meeting of our stockholders must also be called by our secretary upon the written request of the stockholders entitled to cast a majority of all the votes entitled to be cast at the meeting on such matter and containing the information required by our bylaws. Our secretary will inform the requesting stockholders of the reasonably estimated cost of preparing and delivering the notice of meeting (including our proxy materials), and the requesting stockholder must pay such estimated cost before our secretary is required to prepare and deliver the notice of the special meeting. Only the matters set forth in the notice of special meeting may be considered and acted upon at such meeting.

Amendment to Our Charter and Bylaws

        Except for amendments to the provisions of our charter relating to the removal of directors and the restrictions on ownership and transfer of our stock, and the vote required to amend these provisions (each of which must be advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast not less than two-thirds of all the votes entitled to be cast on the matter), our charter generally may be amended only if advised by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

        Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Dissolution of Our Company

        The dissolution of our company must be advised by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

        Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of other business to be considered by stockholders may be made only (i) pursuant to our notice of the meeting, (ii) by or at the direction of our board of directors or (iii) by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the meeting, who is entitled to vote at the meeting on such business or in the election of such nominee and who has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.

        With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors may be made only (i) by or at the direction of our board of directors or (ii) provided that the meeting has been called for the purpose of electing directors, by a stockholder who is a stockholder of record both at the time of giving notice and at the time of the special meeting, is entitled to vote at the meeting in the election of such nominee and has provided notice to us within the time period, and containing the information and other materials, specified by the advance notice provisions set forth in our bylaws.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of Our Charter and Bylaws

        Our charter and bylaws and Maryland law contain provisions that may delay, defer or prevent a change in control or other transaction that might involve a premium price for shares of our common stock or otherwise be in the best interests of our stockholders, including business combination provisions, supermajority vote requirements and advance notice requirements for director nominations and stockholder proposals. Likewise, if the provision in the bylaws opting out of the control share acquisition provisions of the MGCL were rescinded or if we were to opt in to the classified board or other provisions of Subtitle 8, these provisions of the MGCL could have similar anti-takeover effects.

Indemnification and Limitation of Directors' and Officers' Liability

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from actual receipt of an improper benefit or profit in money, property or services or active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

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  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty;

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  the director or officer actually received an improper personal benefit in money, property or services; or

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  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        Under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. Nevertheless, a court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

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  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

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  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by us if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate ourselves and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

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  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity;

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  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

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  any individual who served any predecessor of our company, including our predecessor, in a similar capacity, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in such capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any employee or agent of our company or a predecessor of our company.

        We expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

        Our charter provides that our board of directors may authorize us to revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT. Our charter also provides that our board of directors may determine that compliance with any restriction or limitation on ownership and transfer of our stock is no longer required for us to qualify as a REIT.

 POLAR STAR OPERATING PARTNERSHIP S.C.A. ARTICLES OF INCORPORATION

        The following is a summary of material provisions in the Articles of Incorporation of Polar Star Operating Partnership S.C.A., or the "Articles", a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. The Articles will be adopted prior to the completion of this offering and the REIT formation transactions at which time they will be lodged with the Luxembourg Register of Commerce and Companies. See "Where You Can Find More Information."

General

        We are structured as an umbrella partnership REIT, or UpREIT, pursuant to which we plan to conduct substantially all of our business through our operating partnership subsidiary, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) formed under the laws of the Grand Duchy of Luxembourg, and its subsidiaries. Our wholly owned subsidiary, Polar Star GP Lux Co, a private limited liability company (société à responsabilité limitée) formed under the laws of the Grand Duchy of Luxembourg, serves as the sole manager of our operating partnership. Our operating partnership's purpose is to serve as our operating partnership subsidiary and, indirectly through other subsidiaries, to hold substantially all of our assets. Although initially all of our assets will be held through our operating partnership, we may in the future elect for various reasons to hold certain of our assets directly or through other subsidiaries rather than through our operating partnership. In the event we elect to hold assets directly or through other subsidiaries, the Articles provide for the income of our operating partnership to be allocated as between us (indirectly through our GP subsidiary) and holders of OP shares so as to take into account the performance of such assets.

Share Capital

        The share capital of the operating partnership is currently represented by three categories of shares (i) the management shares, par value                , which are held by our GP subsidiary and are referred to as the GP shares, (ii) the ordinary shares, par value                , which are referred to as the OP shares, and (iii) the class B OP shares, par value                , which are referred to as the class B OP shares. The OP shares and the GP shares, subject to the rights of any holders of preferred or other classes of shares that may be created in the future, entitle the holders thereof to receive a proportionate share of any distributions paid by our operating partnership in the future and a proportionate share of the net assets of the operating partnership upon a liquidation. The class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our operating partnership. However, upon the completion of our internalization of management, class B OP shares will, subject to the conditions described below under "—Class B OP shares," have the right to participate fully in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of         % of our shares of common stock and OP shares (not held by us) outstanding as of the date of completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula described below under "—Class B OP shares" tied to the adjusted funds from operations per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares.

        The Articles currently authorize our operating partnership to issue up to 100 GP shares upon a decision of the GP subsidiary within the framework of the operating partnership's authorized capital and an unlimited number of OP shares and class B OP shares. Upon completion of this offering and the REIT formation transactions, we will own through our GP subsidiary an aggregate of                OP shares and                 GP shares. The number of OP and GP shares held indirectly by us, which

represent a        % economic interest in our operating partnership, equal the number of shares of common stock we will have outstanding upon completion of this offering and the REIT formation transactions. The balance of the OP shares will be held by holding companies which will be indirectly owned by our continuing investors.

Management

        As the holder of GP shares, our GP subsidiary has full, exclusive and complete responsibility and discretion in the management and control of our operating partnership. Our GP subsidiary, as the holder of GP shares, will have unlimited liability for any obligations of our operating partnership that cannot be met with the assets of our operating partnership.

        Holders of OP shares, class B OP shares and GP shares have the right to vote on certain operating partnership matters. See "—Voting." Upon completion of this offering and the REIT formation transactions, we will own through our GP subsidiary an aggregate of                OP shares and                 GP shares. In addition, our GP subsidiary is the sole manager of the local holding companies that will hold all of the remaining OP shares and class B OP shares outstanding upon the completion of this offering and the REIT formation transactions and, as a result, will have voting power over all of such shares. As a result, upon completion of this offering and the REIT formation transactions, our GP subsidiary will directly or indirectly have voting power over all of the outstanding shares of our operating partnership and will be able to approve or disapprove all matters presented to shareholders of our operating partnership in its sole discretion.

Distributions

        The Articles provide for the distribution to holders of OP Shares out of cash available for distribution as determined by our GP subsidiary. Interim distributions payable with respect to OP shares will be paid, in accordance with the Articles, at such times and in such amounts as is determined by our GP subsidiary, in its capacity as manager of our operating partnership. Distributions will be decided by the shareholders of our operating partnership (i.e., the holders of GP shares, OP shares and class B OP shares) in accordance with the Articles by a majority of the votes cast, irrespective of the number of shares represented at the meeting. Our GP subsidiary, as the sole manager of the local holding companies that will hold the OP shares not held by us and class B OP shares outstanding upon the completion of this offering and the REIT formation transactions will have voting power over all of such shares and will in such capacity vote to approve the payment of all distributions that it has approved as the manager of our operating partnership. We as the holder of OP shares will receive our proportionate share of distributions made with respect to the OP shares by our operating partnership. We in turn expect to distribute to our stockholders all of the distributions we receive form our operating partnership. Because the number of shares of common stock we have outstanding are expected to equal the number of OP shares we hold in our operating partnership from time to time, the distributions per OP share and per share of common stock, although payable in different currencies, are expected to be equal in value at the time distributions are declared by us and our operating partnership.

        Holders of class B OP shares will be entitled to distributions as described below under "—Class B OP shares."

        To satisfy the requirements to qualify as a REIT and generally not be subject to U.S. federal income and excise tax, our current policy is to cause our operating partnership to pay distributions to holders of OP shares and GP shares which, on an annual basis, will at a minimum equal all or substantially all of our taxable income calculated for U.S. federal income tax purposes. Any distributions we make in respect of shares of our common stock will be at the discretion of our board of directors and will depend upon our earnings and financial condition, maintenance of our REIT qualification, restrictions on making distributions under Maryland law and such other factors as our board of directors deems relevant. Our earnings and financial condition will be affected by various factors, including the net income from our properties, our operating expenses and any other expenditures. For more information, see "Distribution Policy."

Class B OP Shares

        Upon completion of this offering, we will issue and sell                class B OP shares under the Equity Incentive Plan to                 . These class B OP shares will initially only entitle the holders thereof to participate in nominal distributions paid by our operating partnership, including from operations or upon liquidation of our operating partnership. However, upon completion of the internalization of our management, these class B OP shares will, subject to the conditions described below, have the right to participate in future distributions paid by our operating partnership on the same basis as OP shares (as if the class B OP shares were converted into an aggregate of         % of our shares of common stock and OP shares (not held by us) outstanding as of the date of the completion of the internalization transaction). The percentage of such class B OP shares that will have the right to participate fully in such future distributions will be determined by a formula tied to the adjusted funds from operations per share we achieve on a pro forma basis after giving effect to the internalization transaction for the full quarter in which the internalization transaction occurs, but excluding any charge that may be associated with the class B OP shares. To the extent that our adjusted funds from operations per share is greater than $            for such period, all of such class B OP shares will have the right to participate fully in future distributions. To the extent that our adjusted funds from operations per share is less than $            for such period, such class B OP shares will continue thereafter to have the right to participate only in nominal future distributions. Finally, to the extent that our adjusted funds from operations per share is greater than $            but less than $            for such period, a pro-rated amount of such class B OP shares will have the right to participate fully in future distributions.

Preferred Shares

        The Articles authorize our GP subsidiary to issue within the framework of the authorized capital of the operating partnership, without the consent, approval or waiver of holders of OP shares, one or more classes or series of preferred shares of our operating partnership, including preferred shares having priority with respect to voting rights, dividends or upon liquidation over the OP shares. Prior to the issuance of any such class or series of preferred shares, our GP subsidiary is required under the Articles to specify by resolution the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption for each class or series of preferred shares. Our GP subsidiary, as the sole manager of the local holding companies that will hold the OP shares not held by us and class B OP shares outstanding upon the completion of this offering and the REIT formation transactions will have voting power over all of such shares and will in such capacity vote to approve any amendments to the Articles required to create and issue any new classes or series of preferred shares.

Capital Contributions

        If our operating partnership requires additional funds at any time, the Articles authorize our GP subsidiary, in accordance with the authorized capital provided for in the Articles, without the consent, approval or waiver of holders of OP shares, to issue additional OP shares or preferred shares for any consideration, including for less than fair market value if our GP subsidiary concludes in good faith that such issuance is in the best interest of our operating partnership and our stockholders. In no event may shares of our operating partnership be issued below par value.

Borrowings

        If our operating partnership requires additional funds at any time in excess of capital contributions made by us or from borrowings, we may borrow funds from a financial institution or other lender and lend such funds to our operating partnership on the same terms and conditions as are applicable to our borrowing of such funds.

Fiduciary Responsibilities

        Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our company. At the same time, our GP subsidiary has duties under applicable Luxembourg law to act in the corporate interests of our operating partnership.

        The Articles provide that no contract or other transaction between the operating partnership and any other company or entity shall be affected or invalidated by the fact that our Manager or any of its shareholders, managers, directors, officers or other affiliates or any of our executive officers or directors is interested in, or is a shareholder, manager, director, officer or employee of another company or entity with which the operating partnership shall contract or otherwise engage in business. Our Manager or such directors or officers shall not by reason of such affiliation with such other company or entity be prevented from considering and voting or acting upon any matters with respect to such contract or other business.

Liability of Holders of OP shares

        The Articles provide that holders of OP shares shall only be liable for payment to the operating partnership of the full subscription price of each OP share for which they subscribed and have been issued (and any other capital commitments that they have made to the operating partnership).

Operations

        The Articles provide that our operating partnership is to be operated in a manner that will (i) enable us to satisfy the requirements for qualification as a REIT for U.S. federal income tax purposes, (ii) avoid any U.S. federal income or excise tax liability and (iii) ensure that our operating partnership will not be classified as a "publicly traded partnership" taxable as a corporation for purposes of Section 7704 of the Code.

        Similarly, the Articles provide that taxable income is allocated for U.S. federal income tax purposes to the partners of our operating partnership in accordance with their relative percentage interests such that a holder of one OP share will be allocated taxable income for each taxable year in an amount equal to the amount of taxable income to be recognized by a holder of one share of our common stock, subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and corresponding Treasury Regulations. Losses, if any, will generally be allocated among the partners in accordance with their respective percentage interests in our operating partnership. See "Taxation—Tax Aspects of Ownership of Equity Interests in Partnerships and Other Transparent Entities." Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any increase in valuation will be allocated first to the holders of LTIP Units to equalize the capital accounts with the capital accounts of our shareholders. See "Management—Equity Incentive Plan."

        In addition to the administrative and operating costs and expenses incurred by our operating partnership in acquiring and holding our assets, our operating partnership will pay all of our administrative costs and expenses and the administrative costs and expenses of the holding companies owned by the existing owners of our business that indirectly own OP shares. These expenses will be treated as expenses of our operating partnership. Such expenses will include:

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  all expenses relating to the REIT formation transactions and continuity of existence;

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  all expenses relating to any offerings and registrations of securities;

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  all expenses associated with our preparation and filing of any periodic reports under U.S. federal, state or local laws or regulations;

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  all expenses associated with compliance with applicable laws, rules and regulations; and

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  all other operating or administrative costs of incurred in the ordinary course of business.

Redemption of OP Shares

        The holders of OP shares (other than us or our GP subsidiary) generally have the right to cause our operating partnership to redeem all or a portion of their OP shares for cash or, at our sole discretion, shares of our common stock, or a combination of both. If our GP subsidiary elects to redeem OP shares for shares of our common stock, we will generally deliver one share of our common stock for each OP share redeemed. If our GP subsidiary elects to redeem OP shares for cash, we will generally deliver cash to be paid in an amount equal to, for each redeemed OP share, the average of the daily market price for the ten consecutive trading days immediately preceding the date our GP subsidiary receives a notice of redemption by a holder of OP shares.

        Subject to the foregoing and unless otherwise determined by our GP subsidiary, holders of OP shares may exercise their redemption rights at any time after one year following the date of issuance of their OP shares; provided, however, that a holder of OP shares may not exercise a redemption right (i) for less than                OP shares, unless the holder of OP shares holds less than                OP shares, in which case it must exercise its redemption right for all of its OP shares or (ii) within                 business days prior to or following any date on which we pay dividends to our stockholders.

        We anticipate that rather than pay cash, our GP subsidiary will normally elect to issue common stock in exchange for OP shares offered for redemption. Redemption rights of holders of OP shares may not be exercised, however, if and to the extent that the delivery of shares upon such exercise would (i) result in any person owning shares in excess of our ownership limits, (ii) result in shares being owned by fewer than 100 persons or (iii) result in us being "closely held" within the meaning of Section 856(h) of the Code.

        We expect that when direct or indirect holders of shares in either of the local holding companies that directly or indirectly hold OP shares elect to exit their investments in our operating partnership, we may assist these holders in arranging, through intermediaries or otherwise, the sale of any shares of common stock they receive (or have the right to receive) upon exercise of redemption rights on the NYSE.

Mandatory Redemption Rights

        We (and our operating partnership) do not have a mandatory redemption policy. However, our operating partnership may, upon a decision of its shareholders passed by at least two-thirds of the votes cast at a general shareholders' meeting at which shareholders representing at least a majority of the outstanding shares were present or represented, implement a transaction such as a merger involving our operating partnership that could result in the conversion of outstanding OP shares into cash, shares of our common stock or other securities.

Mergers and Related Transactions

        The shareholders of our operating partnership may, upon a decision passed by at least two-thirds of the votes cast at a general shareholders' meeting at which shareholders representing at least a majority of the outstanding shares were present or represented, amend the Articles in any respect (save for with respect to the nationality of our operating partnership, which would require the unanimous approval of the shareholders), implement mergers involving our operating partnership or sales of all or substantially all of its assets. Our GP subsidiary, as the sole manager of the local holding companies that will hold the OP shares not held by us and class B OP shares outstanding upon the completion of this offering and the REIT formation transactions will have voting power over all of such shares and will in such capacity vote to approve mergers and related transactions involving our operating partnership, subject to the provisions described below under "—Transferability of Shares."

Voting Rights

        Each OP share, class B OP share and GP share shall be entitled to vote at a meeting of operating partnership shareholders. Ordinary decisions of the shareholders of our operating partnership are passed by a majority of the votes cast, irrespective of the number of shares represented at the meeting. Certain operating partnership matters, including a change to the Articles (including an increase or reduction of issued share capital) or the dissolution of the company (including as a result of its having lost at least one half of its corporate capital) or the merger of the operating partnership requires the approval of at least two-thirds of the votes cast at a general shareholders' meeting. The statutory quorum for these meetings is shareholders representing at least one half of the shares and if the quorum requirements are not met, the general shareholders' meeting can be adjourned and the resolution can be passed at the adjourned meeting by the same majority regardless of the number of shares represented. In the case of a decision concerning the dissolution of our operating partnership in the event that it has lost at least three quarters of its corporate capital, such a decision would need to be passed by at least one quarter of the votes cast at the meeting with the same quorum requirements as described above. A change to the nationality of the operating partnership would require the unanimous approval of the operating partnership's shareholders. As there are more than one class of shares in the operating partnership, a resolution which would have the effect of changing their respective rights would need to be passed according to the rules relating to changes to the Articles described above.

        Upon completion of this offering and the REIT formation transactions, we will own through our GP subsidiary an aggregate of                OP shares and                  GP shares. In addition, our GP subsidiary, as the sole manager of the local holding companies that will hold all of the remaining OP shares and class B shares outstanding upon the completion of this offering and the REIT formation transactions will in such capacity have voting power over all of such shares and will be able to approve or disapprove all matters presented to shareholders of our operating partnership.

General Shareholders' Meetings

        The general meeting of the shareholders of our operating partnership shall, in accordance with article 111 of the law of 10 August 1915 on commercial companies, as amended, adopt and ratify measures affecting the interests of the operating partnership vis-à-vis third parties or amending the Articles only with the agreement of the GP subsidiary, as holder of the GP shares. The GP subsidiary, as manager of the operating partnership, or the auditors of the operating partnership may convene a general meeting of the shareholders. Convening notices for general shareholders' meetings shall contain the agenda and shall take the form of announcements published twice, with a minimum interval of eight days, and eight days before the meeting, in the Luxembourg official gazette (Mémorial C, Recueil des Sociétés et Associations) and in a Luxembourg newspaper. Notices by mail shall be sent eight days before the general meeting of shareholders to registered shareholders, but no proof need be given that this formality has been complied with. One or more of the shareholders of the operating partnership who together hold at least ten percent of the subscribed capital may request that one or more additional items be put on the agenda of any general shareholders' meeting. Such a request shall be sent to the registered office of the operating partnership by registered mail, at least five days prior to the meeting.

        A shareholder may be represented at a general shareholders' meeting by appointing in writing (or by fax or e-mail or any similar means) a proxy or attorney who need not be a shareholder. Each shareholder may vote through voting forms in the manner set out in the convening notice in relation to a shareholders' meeting. The shareholders are entitled to participate in a general shareholders meeting by videoconference or by telecommunications means allowing their identification, and are deemed to be present for the calculation of quorum and majority conditions and voting.

Transferability of Shares

        We will not be able to (i) voluntarily transfer the PCs held in our GP subsidiary or (ii) allow our GP subsidiary to withdraw as the general partner of our operating partnership or transfer the GP shares in our operating partnership (except to a wholly owned subsidiary), unless the transaction in which such withdrawal or transfer occurs results in the holders of OP shares receiving or having the right to receive an amount of cash, securities or other property equal in value to the amount they would have received if they had exercised their redemption rights immediately prior to such transaction.

        The holders of OP shares will not be able to transfer their OP shares, in whole or in part, without the written consent of our GP subsidiary, except where the holder of OP shares dies or becomes incapacitated.

        Pursuant to the terms of the Articles, the operating partnership may also restrict or prevent the acquisition of OP shares (including the direct or indirect beneficial ownership thereof) by any person, firm or corporate body, if such holding may result in a breach of any law or regulation, whether Luxembourg or foreign, or if as a result thereof the operating partnership may become subject to tax laws other than those of the Grand Duchy of Luxembourg, or if such holding may, in the opinion of our GP subsidiary, result in adverse consequences for other holders of a major proportion of OP shares.

Share Registration

        The operating partnership will keep a register of holders of shares. The register will set out the name of each registered holder, such registered holder's residence or elected domicile as notified to the operating partnership and the number of shares held by such registered holder. The inscription of a holder's name in the register evidences that holder's right to such shares.

        The Articles contemplate that the OP shares may be held in book-entry format by being recorded in the operating partnership's register on behalf of one or more persons in the name of a securities settlement system or the operator of such a system or in the name of a professional transfer agent or other depositary of securities or any other depositary or sub-depositary.

Term

        The operating partnership has been formed for an indefinite period of time.

Liquidation of the Operating Partnership

        In the event of a dissolution of our operating partnership, the liquidation shall be carried out by a liquidator (or liquidators) appointed by shareholders at an extraordinary general meeting of shareholders of our operating partnership. Any net proceeds of liquidation shall be paid to holders of the OP shares and holders of the GP shares in the proportion of their respective holdings on the basis that the OP shares and the GP shares shall rank pari passu. The Class B OP shares may participate in liquidating distributions by our operating partnership, subject to the terms and conditions of the class B shares as described herein under "—Class B OP shares."

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of the material U.S. federal income tax consequences relating to our qualification and taxation as a REIT and the acquisition, holding, and disposition of our common stock. For purposes of this section under the heading "Material U.S. Federal Income Tax Considerations," references to "the company," "we," "our" and "us" mean only Polar Star Realty Trust Inc. and not its subsidiaries or other lower-tier entities, except as otherwise indicated. You are urged to both review the following discussion and to consult your tax advisor to determine the effects of ownership and disposition of our common stock on your individual tax situation, including any state, local and non-U.S. tax consequences.

        This summary is based upon the Code, the regulations promulgated by the U.S. Treasury Department, or the Treasury Regulations, current administrative interpretations and practices of the Service (including administrative interpretations and practices expressed in private letter rulings which are binding on the Service only with respect to the particular taxpayers who requested and received those rulings) and judicial decisions, all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the Service would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the Service regarding any matter discussed in this summary. This summary is also based upon the assumption that the operation of Polar Star Realty Trust Inc., Polar Star Operating Partnership S.C.A. and each of its subsidiaries and other lower-tier and affiliated entities, will in each case be in accordance with its applicable organizational documents or partnership agreements. This summary does not discuss the impact that U.S. state and local taxes and taxes imposed by non-U.S. jurisdictions could have on the matters discussed in this summary. In addition, this summary assumes that stockholders hold our common stock as a capital asset, which generally means as property held for investment. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular stockholder in light of its investment or tax circumstances, or to stockholders subject to special tax rules, such as:

  •
  U.S. expatriates;

  •
  persons who mark-to-market our common stock;

  •
  subchapter S corporations;

  •
  U.S. stockholders, as defined below, whose functional currency is not the U.S. dollar;

  •
  financial institutions;

  •
  insurance companies;

  •
  broker-dealers;

  •
  regulated investment companies ("RICs");

  •
  REITs;

  •
  trusts and estates;

  •
  holders who receive our common stock through the exercise of employee stock options or otherwise as compensation;

  •
  persons holding our common stock as part of a "straddle," "hedge," "conversion transaction," "synthetic security" or other integrated investment;

  •
  persons subject to the alternative minimum tax provisions of the Code;

  •
  persons holding their interest through a partnership or similar pass-through entity;

  •
  persons holding a 10% or more (by vote or value) beneficial interest in us;

and, except to the extent discussed below:

  •
  tax-exempt organizations; and

  •
  non-U.S. stockholders, as defined below.

        For purposes of this summary, a U.S. stockholder is a beneficial owner of our common stock who for U.S. federal income tax purposes is:

  •
  a citizen or resident of the United States;

  •
  a corporation (including an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of a political subdivision thereof (including the District of Columbia);

  •
  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  •
  any trust if (i) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) it has a valid election in place to be treated as a U.S. person.

        A non-U.S. stockholder is a beneficial owner of our common stock who is neither a U.S. stockholder nor an entity that is treated as a partnership for U.S. federal income tax purposes.

        THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR COMMON STOCK DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR COMMON STOCK TO ANY PARTICULAR STOCKHOLDER WILL DEPEND ON THE STOCKHOLDER'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR COMMON STOCK.

Taxation of the Company

        We intend to elect to qualify to be taxed as a REIT under the Code, commencing with our taxable year ending December 31, 2014. We believe we have been organized and intend to continue to be organized and to operate in a manner that will allow us to qualify for taxation as a REIT under the Code commencing with our taxable year ending December 31, 2014.

        The law firm of Clifford Chance US LLP has acted as our counsel in connection with this offering. We will receive the opinion of Clifford Chance US LLP to the effect that, commencing with our taxable year ending December 31, 2014, we have been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that the opinion of Clifford Chance US LLP will be based on various assumptions relating to our organization and operation, including that all factual representations and statements set forth in all relevant documents, records and instruments are true and correct, all actions described herein are completed in a timely fashion and that we will at all times operate in accordance with the method of operation described in our organizational documents and registration statement. Additionally, the opinion of Clifford Chance US LLP is conditioned upon factual representations and covenants made by our management regarding our organization, assets, and present and future conduct of our business operations and other items regarding our ability to meet the various requirements for qualification as a REIT, and assumes that such representations and covenants are accurate and complete and that we will take no action that could adversely affect our qualification as a REIT. Although we believe we have been organized and intend to operate in a manner so that we will qualify as a REIT commencing with our taxable year ending December 31, 2014, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances or applicable law, no assurance can be given by Clifford Chance US LLP or us that we will qualify as a REIT for any particular taxable year. Clifford Chance US LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or of any subsequent change in applicable law. You should be aware that opinions of counsel are not binding on the Service or any court, and no assurance can be given that the Service will not challenge the conclusions set forth in such opinions. Clifford Chance US LLP's opinion does not foreclose the possibility that we may have to utilize one or more REIT savings provisions discussed below, which could require us to pay an excise or penalty tax (which could be significant in amount) in order to maintain our REIT qualification.

        Qualification and taxation as a REIT depend on our ability to meet, on a continuing basis, through actual operating results, distribution levels, and diversity of stock ownership by our stockholders, various qualification requirements imposed upon REITs by the Code, the compliance with which will not be reviewed by Clifford Chance US LLP. In addition, our ability to qualify as a REIT depends in part upon the operating results, organizational structure and entity classification for U.S. federal income tax purposes of certain entities in which we invest, including our investment in Polar Star Operating Partnership S.C.A.. Our ability to qualify as a REIT for a particular year also requires that we satisfy certain asset and income tests during such year, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. In addition, the fact that we are a U.S. REIT making all of our investments through non-U.S. subsidiary entities and in currencies other than the U.S. dollar may subject us to novel issues and interpretations of the various REIT requirements. Accordingly, no assurance can be given that the actual results of our operations for any taxable year will satisfy the requirements for qualification and taxation as a REIT.

Taxation of REITs in General

        As indicated above, our qualification and taxation as a REIT for a particular year depend upon our ability to meet, on a continuing basis during such year, through actual results of operations, distribution levels, diversity of stock ownership and various qualification requirements imposed upon REITs by the Code. The material qualification requirements are summarized below under "—Requirements for Qualification—General." While we intend to operate so that we qualify as a REIT, no assurance can be given that the Service will not challenge our qualification as a REIT, or that we will be able to operate in accordance with the REIT requirements in the future. See "—Failure to Qualify."

        Provided that we qualify as a REIT, we will generally be entitled to a deduction for dividends that we pay and therefore will not be subject to U.S. federal corporate income tax on our net taxable income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" at the corporate and stockholder levels that generally results from investment in a corporation. Rather, income generated by a REIT generally is taxed only at the stockholder level upon a distribution of dividends by the REIT.

        Stockholders who are noncorporate U.S. stockholders are generally taxed on corporate dividends at a maximum rate of 20% (the same as long-term capital gains), thereby substantially reducing, though not completely eliminating, the double taxation that has historically applied to corporate dividends.

With limited exceptions, however, dividends received by noncorporate U.S. stockholders from us or other entities that are taxed as REITs will continue to be taxed at rates applicable to ordinary income, which are as high as 39.6%. Net operating losses, foreign tax credits and other tax attributes of a REIT generally do not pass through to the stockholders of the REIT, subject to special rules for certain items such as capital gains recognized by REITs. See "—Taxation of Stockholders—Taxation of Taxable U.S. Stockholders."

        If we qualify to be taxed as a REIT, we will nonetheless be subject to U.S. federal income tax as follows:

  •
  We will be taxed at regular corporate rates on any undistributed income, including undistributed net capital gains.

  •
  We may be subject to the "alternative minimum tax" on items of tax preference, if any.

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  If we have net income from prohibited transactions, which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property, as described below, such income will be subject to a 100% tax. See "Prohibited Transactions," and "Foreclosure Property," below.

  •
  If we elect to treat property that we acquire in connection with a foreclosure of a mortgage loan or leasehold as "foreclosure property," we may thereby avoid (i) the 100% tax on gain from a resale of that property (if the sale would otherwise constitute a prohibited transaction), and (ii) the inclusion of any income from such property not qualifying for purposes of the REIT gross income tests discussed below, but the income from the sale or operation of the property may be subject to corporate income tax at the highest applicable rate (currently 35%).

  •
  If we fail to satisfy the 75% gross income test or the 95% gross income test, as discussed below, but nonetheless maintain our qualification as a REIT because other requirements are met, we will be subject to a 100% tax on an amount equal to (i) the greater of (A) the amount by which we fail the 75% gross income test or (B) the amount by which we fail the 95% gross income test, as the case may be, multiplied by (ii) a fraction intended to reflect our profitability.

  •
  If we fail to satisfy any of the REIT asset tests, as described below, other than a failure of the 5% or 10% REIT assets tests that does not exceed a statutory de minimis amount as described more fully below, but our failure is due to reasonable cause and not due to willful neglect and we nonetheless maintain our REIT qualification because of specified cure provisions, we will be required to pay a tax equal to the greater of $50,000 or the highest corporate tax rate (currently 35%) of the net income generated by the nonqualifying assets during the period in which we failed to satisfy the asset tests.

  •
  If we fail to satisfy any provision of the Code that would result in our failure to qualify as a REIT (other than a gross income or asset test requirement) and that violation is due to reasonable cause, we may retain our REIT qualification, but will be required to pay a penalty of $50,000 for each such failure.

  •
  If we fail to distribute during each calendar year at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, or the "required distribution," we will be subject to a 4% non-deductible excise tax on the excess of the required distribution over the sum of (A) the amounts actually distributed (taking into account excess distributions from prior years), plus (B) retained amounts on which U.S. federal income tax is paid at the corporate level.

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  We may be required to pay monetary penalties to the Service in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of our stockholders, as described below in "—Requirements for Qualification—General."

  •
  A 100% excise tax may be imposed on some items of income and expense that are directly or constructively paid between us, our tenants and/or any TRSs if and to the extent that the Service successfully adjusts the reported amounts of these items.

  •
  If we acquire any appreciated asset from a corporation that is not a REIT (i.e., a corporation taxable under subchapter C of the Code) in a transaction in which the adjusted tax basis of the assets in our hands is determined by reference to the adjusted tax basis of the assets in the hands of the subchapter C corporation, we will be subject to tax on such appreciation at the highest corporate income tax rate then applicable if we subsequently recognize gain on a disposition of such asset during the 10-year period following our acquisition from the subchapter C corporation. The results described in the preceding sentence could occur if we failed to qualify as a REIT (and, thus, were treated as a subchapter C corporation) for a prior year and then re-qualified as a REIT in a later year, in which case the appreciation would be measured as of the beginning of the year in which we first re-qualify as a REIT.

  •
  We may elect to retain and pay income tax on our net long-term capital gain. In that case, a stockholder would include its proportionate stock of our undistributed long-term capital gain (to the extent we make a timely designation of such gain to the stockholder) in its income, would be deemed to have paid the tax we paid on such gain, and would be allowed a credit for its proportionate stock of the tax deemed to have been paid, and an adjustment would be made to increase the stockholder's basis in our common stock. Stockholders that are U.S. corporations will also appropriately adjust their earnings and profits for the retained capital gain in accordance with Treasury Regulations to be promulgated.

  •
  We may have subsidiaries or own interests in other lower-tier entities that are subchapter C corporations, including any TRSs, the earnings of which could be subject to U.S. federal and state corporate income tax to the extent such subsidiaries are organized as domestic entities or recognize income from U.S. sources or activities connected with the United States.

        In addition, we and our subsidiaries may be subject to a variety of taxes other than U.S. federal income tax, including state, local, and foreign income, transfer, franchise, property and other taxes. For example, we intend to make investments solely in real properties located outside of the United States through foreign entities, including Polar Star Operating Partnership S.C.A. Such foreign entities may be subject to local income and property taxes in the jurisdiction in which they are organized or where their assets are located. In addition, in certain circumstances, we may be subject to non-U.S. withholding tax on repatriation of earnings from such non-U.S. entities. To the extent we are required to pay any such taxes, we will not be able to pass through to any stockholders any tax credit with respect to our payment of any such taxes. See "—State, Local and Foreign Taxes." We could also be subject to tax in situations and on transactions not presently contemplated.

Requirements for Qualification—General

        The Code defines a REIT as a corporation, trust or association:

  1)
  that is managed by one or more trustees or directors;

  2)
  the beneficial ownership of which is evidenced by transferable stocks, or by transferable certificates of beneficial interest;

  3)
  that would be taxable as a domestic corporation but for the special Code provisions applicable to REITs;

  4)
  that is neither a financial institution nor an insurance company subject to specific provisions of the Code;

  5)
  the beneficial ownership of which is held by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months;

  6)
  in which, during the last half of each taxable year, not more than 50% in value of the outstanding stock is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include specified entities);

  7)
  that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions;

  8)
  that makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year that has not been terminated or revoked;

  9)
  that uses the calendar year for U.S. federal income tax purposes; and

  10)
  that meets other tests described below, including with respect to the nature of its income and assets and the amount of its distributions.

        The Code provides that conditions (1) through (4) must be met during the entire taxable year, and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not need to be satisfied for the first taxable year for which an election to become a REIT has been made. Our organizational documents provide restrictions regarding the ownership and transfer of our stock, which are intended, among other purposes, to assist us in satisfying the stock ownership requirements described in conditions (5) and (6) above. We will continue to monitor the beneficial owners of our stock to ensure that our stock is at all times beneficially owned by 100 or more persons, but no assurance can be given that we will be successful in this regard. For purposes of condition (6), an "individual" generally includes a supplemental unemployment compensation benefit plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes, but does not include a qualified pension plan or profit sharing trust.

        To monitor compliance with the stock ownership requirements, we are required to maintain records regarding the actual ownership of our stock. To do so, we must demand written statements each year from the record holders of significant percentages of our stock in which the record holders are to disclose the actual owners of the stock (i.e., the persons required to include in gross income the dividends paid by us). A list of those persons failing or refusing to comply with this demand must be maintained as part of our records. Failure to comply with these record-keeping requirements could subject us to monetary penalties. If we satisfy these requirements and after exercising reasonable diligence would not have known that condition (6) is not satisfied, we will be deemed to have satisfied such condition. A stockholder that fails or refuses to comply with the demand is required by Treasury Regulations to submit a statement with its tax return disclosing the actual ownership of the stock and other information.

        With respect to condition (9), we have adopted the calendar year as our taxable year and thereby satisfy this requirement.

Effect of Subsidiary Entities

        Ownership of Partnership Interests.    In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT is deemed to own its proportionate share of the partnership's assets and to earn its proportionate share of the partnership's gross income based on its pro rata share of capital interests in the partnership for purposes of the asset and gross income tests applicable to REITs, as described below. However, solely for purposes of the 10% value test, described below, the determination of a REIT's interest in partnership assets will be based on the REIT's proportionate interest in any securities issued by the partnership, excluding, for these purposes, certain excluded securities as described in the Code. In addition, the assets and gross income of the partnership generally are deemed to retain the same character in the hands of the REIT. Thus, our proportionate share of the assets and items of income of partnerships in which we own an equity interest (including our interest in our operating partnership and its equity interests in any lower tier partnerships), is treated as our assets and items of income for purposes of applying the REIT requirements described below. Consequently, to the extent that we directly or indirectly hold a preferred or other equity interest in a partnership, the partnership's assets and operations may affect our ability to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

        As discussed in greater detail in "—Tax Aspects of Investments in Partnerships" below, an investment in a partnership involves special tax considerations. For example, it is possible that the Service could treat a subsidiary partnership as a corporation for U.S. federal income tax purposes. In this case, the subsidiary partnership would be subject to entity-level tax and the character of our assets and items of gross income would change, possibly causing us to fail the requirements to qualify as a REIT. See "—Tax Aspects of Investments in Partnerships—Entity Classification" and "—Failure to Qualify" below. In addition, special rules apply in the case of appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership. In general terms, these rules require that certain items of income, gain, loss and deduction associated with the contributed property be allocated to the contributing partner for U.S. federal income tax purposes. These rules could adversely affect us, for example, by requiring that a lower amount of depreciation deductions be allocated to us, which in turn would cause us to have a greater amount of taxable income without a corresponding increase in cash and result in a greater portion of our distributions being taxed as dividend income. See "—Tax Aspects of Investments in Partnerships—Tax Allocations with Respect to Partnership Properties" below.

        Disregarded Subsidiaries.    If a REIT owns a corporate subsidiary that is a "qualified REIT subsidiary," that subsidiary is disregarded for U.S. federal income tax purposes, and all assets, liabilities and items of income, deduction and credit of the subsidiary are treated as assets, liabilities and items of income, deduction and credit of the REIT, including for purposes of the gross income and asset tests applicable to REITs as summarized below. A qualified REIT subsidiary is any corporation, other than a TRS, as described below under "—Effect of Subsidiary Entities—Taxable REIT Subsidiaries," that is wholly owned by a REIT, or by other disregarded subsidiaries, or by a combination of the two. Single member limited liability companies that are wholly owned by a REIT are also generally disregarded as separate entities for U.S. federal income tax purposes, including for purposes of the REIT gross income and asset tests. We intend to cause any non-U.S. disregarded subsidiaries to file an entity classification election under Section 301.7701-3 of the Treasury Regulations to be treated as a disregarded entity for U.S. federal income tax purposes. Disregarded subsidiaries, along with partnerships in which we hold an equity interest, are sometimes referred to herein as "pass-through subsidiaries."

        In the event that a disregarded subsidiary ceases to be wholly owned by us—for example, if any equity interest in the subsidiary is acquired by a person other than us or another disregarded subsidiary—the subsidiary's separate existence would no longer be disregarded for U.S. federal income tax purposes. Instead, it would have multiple owners and would be treated as either a partnership or a taxable corporation. Such an event could, depending on the circumstances, adversely affect our ability to satisfy the various asset and gross income tests applicable to REITs, including the requirement that REITs generally may not own, directly or indirectly, more than 10% of the value or voting power of the outstanding securities of another corporation. See "—Requirements for Qualification—General—Asset Tests" and "—Requirements for Qualification—General—Gross Income Tests."

        Taxable REIT Subsidiaries.    A REIT generally may jointly elect with a subsidiary corporation, whether or not wholly owned, to treat the subsidiary corporation as a TRS. The separate existence of a TRS or other taxable corporation, unlike a disregarded subsidiary as discussed above, is not ignored for U.S. federal income tax purposes. Accordingly, such an entity would generally be subject to corporate U.S. federal, state and local income and franchise taxes on its earnings if it is a domestic entity, or on any U.S. source income or income connected to the United States which it recognizes if it is a foreign entity, which may reduce the cash flow generated by us and our subsidiaries in the aggregate, and our ability to make distributions to our stockholders. Our TRSs may invest in assets and engage in activities that could not be held or conducted directly by us without jeopardizing our qualification as a REIT.

        Non-U.S. corporations and non-U.S. entities treated as corporations for U.S. federal income tax purposes are not generally subject to U.S. federal corporate income tax except to the extent that they recognize income from U.S. sources or certain activities connected with the United States. However, under certain circumstances, certain U.S. stockholders of a non-U.S. corporation are required to include in their income currently their proportionate share of certain categories of income of the non-U.S. corporation, which includes passive investment income as well as certain other categories. As a result, if we hold an interest in a foreign TRS, such TRS may not be subject to significant U.S. federal corporate income tax, but we may be required to include in our income, on a current basis, certain categories of income recognized by such foreign TRS. These inclusions could affect our ability to comply with the REIT income tests and distribution requirement. See "—Gross Income Tests" and "—Annual Distribution Requirements." In addition, certain foreign TSRs that we may form may generate income, such as income from providing services, that is not subject to this pass-through regime. We generally would not be required to include the earnings of such a TRS attributable to such activities in our income until we receive a distribution from such TRS.

        A REIT is not treated as holding the assets of a TRS or other taxable subsidiary corporation or as receiving any income that the subsidiary earns. Rather, the stock issued by the subsidiary is an asset in the hands of the REIT, and the REIT recognizes as income the dividends, if any, that it receives from the subsidiary. This treatment can affect the gross income and asset test calculations that apply to the REIT, as described below. Because a REIT does not include the assets and income of such subsidiary corporations in determining the REIT's compliance with the REIT requirements, such entities may be used by the parent REIT to undertake indirectly activities that the REIT rules might otherwise preclude it from doing directly or through pass-through subsidiaries or render commercially unfeasible (for example, activities that give rise to certain categories of income such as management fees, fees for certain non-customary services to tenants of the REIT or nonqualifying hedging income). If dividends are paid to us by a TRS, then a portion of the dividends that we distribute to stockholders who are taxed at individual rates generally will be eligible for taxation at preferential qualified dividend income tax rates rather than at ordinary income rates. See "—Taxation of Taxable U.S. Stockholders" and "—Annual Distribution Requirements."

        Certain restrictions imposed on TRSs are intended to ensure that such entities will be subject to appropriate levels of U.S. federal income taxation. First, if a TRS has a debt to equity ratio as of the close of the taxable year exceeding 1.5 to 1, it may not deduct interest payments made in any year to an affiliated REIT to the extent that such payments exceed, generally, 50% of the TRS's adjusted taxable income for that year (although the TRS may carry forward to, and deduct in, a succeeding year the disallowed interest amount if the 50% test is satisfied in that year).

        In addition, if amounts are paid to a REIT or deducted by a TRS due to transactions between a REIT, its tenants and/or a TRS, that exceed the amount that would be paid to or deducted by a party in an arm's-length transaction, the REIT generally will be subject to an excise tax equal to 100% of such excess. Rents received by us that include amounts for services furnished by a TRS to any of our tenants will not be subject to the excise tax if such amounts qualify for the safe harbor provisions contained in the Code. Safe harbor provisions are provided where (1) amounts are excluded from the definition of impermissible tenants service income as a result of satisfying a 1% de minimis exception; (2) a TRS renders a significant amount of similar services to unrelated parties and the charges for such services are substantially comparable; (3) rents paid to us by tenants leasing at least 25% of the net leasable space at a property that are not receiving services from the TRS are substantially comparable to the rents paid to us by our tenants leasing comparable space that are receiving such services from the TRS and the charge for the services is separately stated; or (4) the TRS's gross income from the service is not less than 150% of the TRS's direct cost of furnishing the service.

        To the extent we organize any TRS, we intend to structure transactions with any such TRS on terms that we believe are arm's length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will, in all circumstances, be able to avoid application of the 100% tax.

Gross Income Tests

        In order to satisfy the requirements for qualification as a REIT, we annually must satisfy two gross income tests. First, at least 75% of our gross income for each taxable year, excluding gross income from sales of inventory or dealer property in "prohibited transactions," cancellation of indebtedness income and certain hedging and foreign currency transactions, must be derived from investments relating to real property, including "rents from real property," dividends received from and gain from the disposition of other stocks of REITs, and gains from the sale of real estate assets, as well as income from certain kinds of temporary investments. Second, at least 95% of our gross income in each taxable year, excluding gross income from prohibited transactions, and cancellation of indebtedness income and certain hedging and foreign currency transactions, must be derived from some combination of income that qualifies under the 75% income test described above, as well as other dividends, interest, and gain from the sale or disposition of stock or securities, which need not have any relation to real property.

        For purposes of the 75% and 95% gross income tests, a REIT is deemed to have earned a proportionate share of the income earned by any partnership, or any limited liability company treated as a partnership for U.S. federal income tax purposes, in which it owns an interest, which share is determined by reference to its capital interest in such entity, and is deemed to have earned the income earned by any qualified REIT subsidiary.

        Rents received by us will qualify as "rents from real property" in satisfying the 75% gross income test described above, only if several conditions are met, including the following. The rent must not be based in whole or in part on the income or profits of any person. However, an amount will not be excluded from rents from real property solely by being based on a fixed percentage or percentages of receipts or sales or being based on the net income or profits of a tenant that derives substantially all of its income with respect to such property from subleasing of substantially all of such property, to the extent that the rents paid by the sublessees would qualify as rents from real property if earned directly by us. If rent is partly attributable to personal property leased in connection with a lease of real property, the portion of the total rent that is attributable to the personal property will not qualify as rents from real property unless it constitutes 15% or less of the total rent received under the lease. Moreover, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render certain services to the tenants of such property, other than through an "independent contractor" who is adequately compensated and from which we derive no income, or through a TRS, as discussed below. We are permitted, however, to perform services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered rendered to the occupant of the property. In addition, we may directly or indirectly provide non-customary services to tenants of our properties if the gross income from such services does not exceed 1% of the total gross income from the property. In such a case, only the amounts for non-customary services are not treated as rents from real property and the provision of the services does not disqualify the rents from treatment as rents from real property. If, however, the gross income from such non-customary services exceeds this 1% threshold, none of the gross income derived from the property for the relevant property is treated as rents from real property. For purposes of this test, the gross income received from such non-customary services is deemed to be at least 150% of the direct cost of providing the services. Moreover, we are permitted to provide services to tenants through a TRS without disqualifying the rental income received from tenants as rents from real property. Also, rental income will qualify as rents from real property only to the extent that we do not directly or indirectly (through application of certain constructive ownership rules) own, (1) in the case of any tenant which is a corporation, stock possessing 10% or more of the total combined voting power of all classes of stock entitled to vote, or 10% or more of the total value of stocks of all classes of stock of such tenant, or (2) in the case of any tenant which is not a corporation, an interest of 10% or more in the assets or net profits of such tenant. However, rental payments from a TRS will qualify as rents from real property even if we own more than 10% of the total value or combined voting power of the TRS if at least 90% of the property is leased to unrelated tenants and the rent paid by the TRS is substantially comparable to the rent paid by the unrelated tenants for comparable space.

        We may indirectly receive distributions from TRSs or other corporations that are not REITs or qualified REIT subsidiaries. These distributions will generally be classified as dividend income to the extent of the earnings and profits of the distributing corporation and, if such TRS is a non-U.S. entity, to the extent we have not already included portions of such TRS's earnings in our income. Such distributions will generally constitute qualifying income for purposes of the 95% gross income test, but not for purposes of the 75% gross income test.

        Income inclusions from equity investments in certain foreign TRSs or other foreign corporations are technically neither dividends nor any of the other enumerated categories of income specified in the 95% gross income test for the U.S. federal income tax purposes. However, in recent private letter rulings (which may not be relied on as precedent, but which generally indicates the Service's view on an issue), the Service exercised its authority under Code Section 856(c)(5)(J)(ii) to treat such income as qualifying income for purposes of the 95% gross income test notwithstanding the fact that the income is not included in the enumerated categories of income qualifying for the 95% gross income test. As a result, based on advice of counsel, we intend to treat any such income inclusions as qualifying income for purposes of the 95% gross income test, provided that such income inclusions meet certain requirements. Notwithstanding the Service's determinations in the private letter rulings described above, it is possible that the Service could assert that such income does not qualify for purposes of the 95% gross income test, which, if any such income together with any other income we earn that does not qualify for the 95% gross income test exceeded 5% of our gross income, could cause us to be subject to a penalty tax and could impact our ability to qualify as a REIT. See "—Failure to Satisfy the Gross Income Tests" and "—Failure to Qualify."

        We expect that we will make all of our investments outside the U.S. and substantially all of our operating income, expenses and distributions from our operating partnership will be denominated in currencies other than the U.S. dollar. As a result, we will be subject to foreign currency gains and losses. "Real estate foreign exchange gain" is excluded from the calculation of the 75% gross income test and "passive foreign exchange gain" is excluded from the calculation of the 95% gross income test. "Real estate foreign exchange gain" means (i) foreign currency gain attributable (without duplication) to (a) an item of income or gain to which the 75% gross income test applies, (b) the acquisition or ownership of obligations secured by mortgages on real property or on interests in real property, or (c) becoming or being the obligor under obligations secured by mortgages on real property or interests in real property, or (ii) foreign currency gain attributable to a "qualified business unit" or "QBU" of us under Section 987 of the Code, provided the QBU itself satisfies both the 75% gross income test and the 75% asset test described below under "—Asset Tests." Passive foreign exchange gain is (without duplication) real estate foreign exchange gain, foreign currency gain attributable to an item of income or gain to which the 95% gross income test applies, foreign currency gain attributable to the acquisition or ownership of obligations, or foreign currency gain attributable to becoming or being the obligor under obligations. These exclusions for real estate foreign exchange gain and passive foreign exchange gain do not apply to any certain foreign currency gain derived from dealing, or engaging in substantial and regular trading, in securities. Such gain is treated as nonqualifying income for purposes of both the 75% and 95% gross income tests. In addition, the U.S. federal income tax law provides rules for determining the amount of gross income and deductions that we are treated as recognizing from activities of a QBU conducted in a foreign currency. As a result of these rules, changes in the U.S. dollar value of the currencies of our operations could impact our compliance with the REIT gross income tests, and the impact of these changes on our compliance with the REIT distribution requirements could be difficult to predict.

        We intend to invest primarily in real estate assets located outside of the United States, and accordingly we expect that most foreign currency gains recognized by us would likely be excluded from the REIT 75% and 95% gross income tests. If we were to recognize significant foreign currency gains not excluded from the REIT gross income tests, we could fail to qualify as a REIT.

        Hedging Transactions.    We may enter into hedging transactions with respect to one or more of our assets or liabilities, including hedging transactions designed to minimize our risk with respect to (i) changes in interest rates on floating rate debt used to acquire or carry our properties and (ii) fluctuations in local currencies in the jurisdictions in which we invest. Hedging transactions could take a variety of forms, including interest rate swap agreements, interest rate cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent provided by Treasury Regulations, any income from a hedging transaction we enter into (i) in the normal course of our business primarily to manage risk of interest rate or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets, which we clearly identify as specified in Treasury Regulations before the close of the day on which it was acquired, originated, or entered into, including gain from the sale or disposition of such a transaction, or (ii) primarily to manage risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% gross income tests which is clearly identified as such before the close of the day on which it was acquired, originated, or entered into, will not constitute gross income for purposes of the 75% or 95% gross income test. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize its qualification as a REIT.

        Taxable Income in Excess of Economic Gain.    Due to our investments in real property located outside of the United States, we may enter into hedging transactions to manage our risk with respect to local currency fluctuations. If we were to recognize ordinary income with respect to such hedging transaction and a capital loss on the sale of such real property, we would be required to make a distribution although we may have not realized an overall economic gain. Similarly, the rules regarding foreign currency fluctuations may cause us to have taxable income in excess of our overall economic gain. As a result, a stockholder may recognize dividend income in excess of such stockholder's true economic gain with respect to our stock. In addition, we may generate less cash flow than taxable income in a particular year and we may incur U.S. federal income tax and the 4% non-deductible excise tax on that income if we do not distribute such income to stockholders in that year. In that event, we may be required to use cash reserves, incur debt or liquidate assets at rates or times that we regard as unfavorable or, to the extent possible, make a taxable distribution of our stock in order to satisfy the REIT 90% distribution requirement and to avoid U.S. federal income tax and the 4% nondeductible excise tax in that year.

        Failure to Satisfy the Gross Income Tests.    We will monitor our sources of income, including our foreign currency gains and hedging income and any non-qualifying income received by us, so as to ensure our compliance with the gross income tests. If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may still qualify as a REIT for the year if we are entitled to relief under applicable provisions of the Code. These relief provisions will generally be available if the failure of our company to meet these tests was due to reasonable cause and not due to willful neglect and, following the identification of such failure, we set forth a description of each item of our gross income that satisfies the gross income tests in a schedule for the taxable year filed in accordance with the Treasury Regulations. It is not possible to state whether we would be entitled to the benefit of these relief provisions in all circumstances. If these relief provisions are inapplicable to a particular set of circumstances involving us, we will not qualify as a REIT. As discussed above under "—Taxation of REITs in General," even where these relief provisions apply, a tax would be imposed upon the profit attributable to the amount by which we fail to satisfy the particular gross income test.

Asset Tests

        At the close of each calendar quarter we must also satisfy four tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by some combination of "real estate assets," cash, cash items, U.S. government securities, and, under some circumstances, stock or debt instruments purchased with new capital. For this purpose, real estate assets include interests in real property, such as land, buildings, leasehold interests in real property, stock of other REITs, and certain kinds of mortgage-backed securities and mortgage loans. In addition, cash includes the functional currency of a REIT or its QBU if such foreign currency (i) is held for use in the normal course of the activities of the REIT or QBU which give rise to qualifying income under the 95% or 75% gross income tests or are directly related to acquiring or holding qualifying assets under the 75% asset test and (ii) is not held in connection with dealing or engaging in substantial and regular trading in securities. Assets that do not qualify for purposes of the 75% asset test are subject to the additional asset tests described below. Accordingly, deposits held by our subsidiaries in their local currency should generally qualify as cash for purposes of the REIT 75% asset test.

        Second, the value of any one issuer's securities owned by us may not exceed 5% of the value of our total assets. Third, we may not own more than 10% of any one issuer's outstanding securities, as measured by either voting power or value. Fourth, the aggregate value of all securities of any TRSs held by us may not exceed 25% of the value of our total assets.

        The 5% and 10% asset tests do not apply to securities of TRSs, qualified REIT subsidiaries or securities that are "real estate assets" for purposes of the 75% asset test described above. In addition, the 10% value test does not apply to certain "straight debt" and other excluded securities, as described in the Code including, but not limited to, any loan to an individual or estate, any obligation to pay rents from real property and any security issued by a REIT. For these purposes, (i) a REIT's interest as a partner in a partnership is not considered a security; (ii) any debt instrument issued by a partnership (other than straight debt or another security that is excluded from the 10% value test) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% gross income test; and (iii) any debt instrument issued by a partnership (other than straight debt or another excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. For purposes of the 10% value test, "straight debt" means a written unconditional promise to pay on demand on a specified date a sum certain in money if (i) debt is not convertible, directly or indirectly, into stock or equity, (ii) the interest rate and interest payment dates are not contingent on profits, the borrower's discretion, or similar factors other than certain contingencies relating to the timing and amount of principal and interest payments, as described in the Code and (iii) in the case of an issuer that is a corporation or a partnership, securities that otherwise would be considered straight debt will not be so considered if we, and any of our "controlled taxable REIT subsidiaries," as defined in the Code, hold any securities of the corporate or partnership issuer which (a) are not straight debt or other excluded securities (prior to the application of this rule), and (b) have an aggregate value greater than 1% of the issuer's outstanding securities (including, for the purposes of a partnership issuer, its interest as a partner in the partners).

        Failure to Satisfy the Asset Tests.    After initially meeting the asset tests at the close of a quarter, we will not lose our qualification as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values (including a failure caused solely by change in the foreign currency exchange rate used to value a foreign asset). If we fail to satisfy the asset tests because we acquire or increase our ownership interest in securities during a quarter, we can cure this failure by disposing of the non-qualifying assets within 30 days after the close of that quarter. If we fail the 5% asset test, the 10% vote test, or the 10% value test at the end of any quarter, and such failure is not cured within 30 days thereafter, we may dispose of sufficient assets (generally, within six months after the last day of the quarter in which our identification of the failure to satisfy those asset tests occurred) to cure the violation, provided that the non-permitted assets do not exceed the lesser of 1% of our assets at the end of the relevant quarter or $10,000,000. If we fail any of the other asset tests, or our failure of the 5% and 10% asset tests is in excess of the de minimis amount described above, as long as the failure was due to reasonable cause and not willful neglect, we are permitted to avoid disqualification as a REIT, after the 30-day cure period, by taking steps including the disposition of sufficient assets to meet the asset tests (generally within six months after the last day of the quarter in which our identification of the failure to satisfy the REIT asset test occurred), and paying a tax equal to the greater of $50,000 or 35% of the net income generated by the non-qualifying assets during the period in which we failed to satisfy the relevant asset test.

        We believe our holdings of real property and other assets and securities relating to such real property will comply with the foregoing REIT asset requirements, and we intend to monitor compliance with such tests on an ongoing basis. There can be no assurance, however, that we will be successful in this effort. Moreover, the values of some of our assets, including the securities of our TRSs or other non-publicly traded investments, may not be susceptible to a precise determination and are subject to change in the future. Furthermore, the proper classification of an instrument as debt or equity for U.S. federal income tax purposes may be uncertain in some circumstances, which could affect the application of the REIT asset tests. Accordingly, there can be no assurance that the Service will not contend that our assets do not meet the requirements of the REIT asset tests.

Annual Distribution Requirements

        In order to qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to:

  (i)
  the sum of:

  •
  90% of our "REIT taxable income" (computed without regard to our deduction for dividends paid and our net capital gains), and

  •
  90% of the net income from foreclosure property (after tax) as described below, and recognized built-in gain, as discussed above, minus

  (ii)
  the sum of specified items of non-cash income that exceeds a percentage of our income.

        These distributions must be paid in the taxable year to which they relate, or in the following taxable year if such distributions are declared in October, November or December of the taxable year, are payable to stockholders of record on a specified date in any such month, and are actually paid before the end of January of the following year. Such distributions are treated as both paid by us and received by each stockholder on December 31 of the year in which they are declared. In addition, at our election, a distribution for a taxable year may be declared before we timely file our tax return for the year, provided we pay such distribution with or before our first regular dividend payment after such declaration, provided that such payment is made during the 12-month period following the close of such taxable year. These distributions are taxable to our stockholders in the year in which paid, even though the distributions relate to our prior taxable year for purposes of the 90% distribution requirement.

        In order for distributions to be counted towards our distribution requirement, and to give rise to a tax deduction to us, they must not be "preferential dividends." A dividend is not a preferential dividend if it is pro rata among all outstanding stocks within a particular class, and is in accordance with the preferences among our different classes of stocks as set forth in our organizational documents.

        To the extent that we distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax at ordinary corporate tax rates on the retained portion. In addition, we may elect to retain, rather than distribute, our net long-term capital gains and pay tax on such gains. In this case, we would elect to have our stockholders include their proportionate share of such undistributed long-term capital gains in their income and receive a corresponding credit for their proportionate share of the tax paid by us. Our stockholders would then increase their adjusted basis in our stock by the difference between the designated amounts included in their long-term capital gains and the tax deemed paid with respect to their proportionate shares.

        If we fail to distribute on an annual basis at least the sum of (i) 85% of our REIT ordinary income for such year, (ii) 95% of our REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, we will be subject to a non-deductible 4% excise tax on the excess of such amount over the sum of (a) the amounts actually distributed (taking into account excess distributions from prior periods) and (b) the amounts of income retained on which we have paid corporate income tax. We intend to distribute our net income to our stockholders in a manner that satisfies the REIT 90% distribution requirement and that protects us from being subject to U.S. federal income tax on our income and the 4% non-deductible excise tax.

        It is possible that we, from time to time, may not have sufficient cash to meet the REIT distribution requirements due to (x) timing differences between (i) the actual receipt of cash, including the receipt of distributions from any partnership subsidiaries and (ii) the inclusion of items in income by us for U.S. federal income tax purposes or (y) recognizing ordinary income from hedging transactions entered into to manage the risk with respect to local currency fluctuations and a capital loss with respect to the sale of the underlying real property. In the event that such timing/character of income differences occur, in order to meet the distribution requirements, it might be necessary to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable in-kind distributions of property, including, to the extent possible, taxable stock dividends. In the case of a taxable stock dividend, stockholders would be required to include the dividend as income and would be required to satisfy the tax liability associated with the distribution with cash from other sources, including sales of our common stocks. Both a taxable stock distribution and sale of common stock resulting from such distribution could adversely affect the price of our common stock.

        We may be able to rectify a failure to meet the distribution requirements for a year by paying "deficiency dividends" to stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. In this case, we may be able to avoid losing our REIT qualification. However, we will be required to pay interest and a penalty based on the amount of any deduction taken for deficiency dividends.

Recordkeeping Requirements

        We are required to maintain records and request on an annual basis information from specified stockholders. These requirements are designed to assist us in determining the actual ownership of our outstanding stock and maintaining our qualification as a REIT.

Prohibited Transactions

        Net income we derive from a prohibited transaction is subject to a 100% tax. The term "prohibited transaction" generally includes a sale or other disposition of property (other than foreclosure property) that is held as inventory or primarily for sale to customers in the ordinary course of a trade or business by a REIT, by a lower-tier partnership in which the REIT holds an equity interest or by a borrower that has issued a shared appreciation mortgage or similar debt instrument in the REIT. We intend to conduct our operations so that no asset owned by us or our pass-through subsidiaries will be held as inventory or primarily for sale to customers, and that a sale of any assets owned by us directly or through a pass-through subsidiary will not be in the ordinary course of business. However, whether property is held as inventory or "primarily for sale to customers in the ordinary course of a trade or business" depends on the particular facts and circumstances. No assurance can be given that any particular property in which we hold a direct or indirect interest will not be treated as property held as inventory or primarily for sale to customers, or that certain safe-harbor provisions of the Code discussed below that prevent such treatment will apply. The 100% tax will not apply to gains from the sale of property by any TRS or other taxable corporation, although such income will be subject to tax in the hands of the corporation at regular corporate income tax rates if the TRS is organized as a domestic entity or such income is from U.S. sources or is connected with certain U.S. activities.

        The Code provides a safe harbor that, if met, allows us to avoid being treated as engaged in a prohibited transaction. In order to meet the safe harbor, among other things, (i) we must have held the property for at least two years for the production of rental income (and, in the case of property which consists of land or improvements not acquired through foreclosure, we must have held the property for two years for the production of rental income), (ii) we capitalized expenditures on the property in the two years preceding the sale that are less than 30% of the net selling price of the property, and (iii) we (a) have seven or fewer sales of property (excluding certain property obtained through foreclosure) for the year of sale or (b) either (X) the aggregate tax basis of property sold during the year of sale is 10% or less of the aggregate tax basis of all of our assets as of the beginning of the taxable year, or (Y) the aggregate fair market value of property sold during the year of sale is 10% or less of the aggregate fair market value of all of our assets as of the beginning of the taxable year, and (Z) in the case of either (X) or (Y), substantially all of the marketing and development expenditures with respect to the property sold are made through an independent contractor from whom we derive no income. For these purposes, the sale of more than one property to one buyer as part of one transaction constitutes one sale.

        It is likely that we may sell certain properties that have not met all the requirements of the safe harbor if we believe the transaction would not be a prohibited transaction based on a facts and circumstances analysis. If the Service were to successfully argue that such a sale was in fact a prohibited transaction we would be subject to a 100% penalty tax with respect to such sale.

Foreclosure Property

        Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (i) that is acquired by a REIT as a result of the REIT having bid on the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (ii) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (iii) for which such REIT makes a proper election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property would otherwise constitute inventory or dealer property in the hands of the selling REIT.

Failure to Qualify

        In the event that we violate a provision of the Code that would result in our failure to qualify as a REIT, we may nevertheless continue to qualify as a REIT. Specified relief provisions will be available to us to avoid such disqualification if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy a requirement for qualification as a REIT and (iii) the violation does not include a violation under the gross income or asset tests described above (for which other specified relief provisions are available). This cure provision reduces the instances that could lead to our disqualification as a REIT for violations due to reasonable cause. If we fail to qualify for taxation as a REIT in any taxable year and none of the relief provisions of the Code apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we are not a REIT will not be deductible by us, nor will they be required to be made. In this situation, to the extent of current and accumulated earnings and profits, and, subject to limitations of the Code, distributions to our stockholders will generally be taxable in the case of noncorporate U.S. stockholders at a maximum rate of 20%, and dividends in the hands of our corporate U.S. stockholders may be eligible for the dividends received deduction. Unless we are entitled to relief under the specific statutory provisions, we will also be disqualified from re-electing to be taxed as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we will be entitled to statutory relief in all circumstances.

Tax Aspects of Investments in Partnerships

General

        We hold assets through entities that are classified as partnerships for U.S. federal income tax purposes, including Polar Star Operating Partnership S.C.A. and its equity interests in lower-tier partnerships. For a discussion of the tax treatment of transparent "pass-through" entities in which we hold interests, see "—Requirements for Qualification—Effect of Subsidiary Entities—Ownership of Partnership Interests" and "Requirements for Qualification—General—Effect of Subsidiary Entities—Disregarded Subsidiaries." In general, partnerships are "pass-through" entities that are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are subject to tax on these items without regard to whether the partners receive a distribution from the partnership. We include in our income our proportionate share of these partnership items for purposes of the various REIT income tests, based on our capital interest in such partnership, and in the computation of our REIT taxable income. Moreover, for purposes of the REIT asset tests, we include our proportionate share of assets held by subsidiary partnerships, based on our capital interest in such partnerships (other than for purposes of the 10% value test, for which the determination of our interest in partnership assets will be based on our proportionate interest in any securities issued by the partnership excluding, for these purposes, certain excluded securities as described in the Code). Consequently, to the extent that we hold an equity interest in a partnership, the partnership's assets and operations may affect our ability to continue to qualify as a REIT, even though we may have no control, or only limited influence, over the partnership.

Entity Classification

        We plan to conduct substantially all of our business through our operating partnership, Polar Star Operating Partnership S.C.A., a corporate partnership limited by shares (société en commandite par actions) formed under the laws of the Grand Duchy of Luxembourg, and its subsidiaries. Polar Star Operating Partnership S.C.A. is not a per se corporation under Section 301.7701-2(b) of the Treasury Regulations and will file an entity classification election under Section 301.7701-3 of the Treasury Regulations to be treated as a partnership for U.S. federal income tax purposes. The ownership by us of equity interests in partnerships, including Polar Star Operating Partnership S.C.A., involves special tax considerations, including the possibility of a challenge by the Service of the status of any of our subsidiary partnerships as a partnership, as opposed to an association taxable as a corporation, for U.S. federal income tax purposes. If Polar Star Operating Partnership S.C.A. or any subsidiary partnership were treated as an association for U.S. federal income tax purposes, it would be taxable as a corporation and, therefore, generally would be subject to an entity-level tax on its income to the extent it generates income from U.S. sources or activities connected to the United States. In such a situation, the character of our assets and items of our gross income would change and would preclude us from satisfying the REIT asset tests (particularly the tests generally preventing a REIT from owning more than 10% of the voting securities, or more than 10% of the value of the securities, of a corporation) or the gross income tests as discussed in "—Asset Tests" and "—Gross Income Tests" above, and in turn would prevent us from qualifying as a REIT. See "—Failure to Qualify," above, for a discussion of the effect of our failure to meet these tests for a taxable year.

        In addition, any change in the status of any of our subsidiary partnerships (other than as described above) for tax purposes might be treated as a taxable event, in which case we could have taxable income that is subject to the REIT distribution requirements without receiving any cash.

Tax Allocations with Respect to Partnership Properties

        Under the Code and the Treasury Regulations, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership must be allocated for tax purposes in a manner such that the contributing partner is charged with, or benefits from, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of the unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, or a book-tax difference. Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners.

        Under Section 704(c) of the Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or partnership property that has been revalued on the books of the partnership, must be allocated in a manner so that the contributing partners, or partners who held an interest in the partnership at the time of such revaluation, are charged with the unrealized gain or benefit from the unrealized loss associated with the property at the time of such contribution or revaluation. The use of certain methods under Section 704(c) of the Code could result in our having taxable income in excess of our economic income and our cash distributions from the operating partnership. This excess taxable income would be subject to the REIT distribution requirements as described in "Annual Distribution Requirements." Because we will rely on our cash distributions from Polar Star Operating Partnership S.C.A. to meet the REIT distribution requirements, any such excess income could adversely affect our ability to comply with the REIT distribution requirements discussed above and result in our stockholders recognizing additional dividend income without an increase in distributions.

Taxation of Stockholders

Taxation of Taxable U.S. Stockholders

        This section summarizes the taxation of U.S. stockholders that are not tax-exempt organizations.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our stock, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner of a partnership holding our common stock should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our stock by the partnership.

        Distributions.    Provided that we qualify as a REIT, distributions made to our taxable U.S. stockholders out of our current or accumulated earnings and profits, and not designated as capital gain dividends, will generally be taken into account by them as ordinary dividend income and will not be eligible for the dividends received deduction for corporations. In determining the extent to which a distribution with respect to our common stock constitutes a dividend for U.S. federal income tax purposes, our earnings and profits will be allocated first to distributions with respect to our preferred stock, if any is outstanding, and then to our common stock. Dividends received from REITs are generally not eligible to be taxed at the preferential qualified dividend income rates currently applicable to non-corporate U.S. stockholders who receive dividends from taxable subchapter C corporations.

        In addition, distributions from us that are designated as capital gain dividends will be taxed to U.S. stockholders as long-term capital gains, to the extent that they do not exceed our actual net capital gain for the taxable year, without regard to the period for which the U.S. stockholder has held the stock. To the extent that we elect under the applicable provisions of the Code to retain our net capital gains, U.S. stockholders will be treated as having received, for U.S. federal income tax purposes, our undistributed capital gains as well as a corresponding credit for taxes paid by us on such retained capital gains.

        U.S. stockholders will increase their adjusted tax basis in our common stock by the difference between their allocable share of such retained capital gain and their share of the tax paid by us. Corporate U.S. stockholders may be required to treat up to 20% of some capital gain dividends as ordinary income. Long-term capital gains are generally taxable at maximum U.S. federal rates of 20% in the case of noncorporate U.S. stockholders, and 35% for corporations. Capital gains attributable to the sale of depreciable real property held for more than 12 months are subject to a 25% maximum U.S. federal income tax rate for non-corporate U.S. stockholders, to the extent of previously claimed depreciation deductions.

        A portion of our distributions may be treated as a return of capital for U.S. federal income tax purposes. As a general matter, a portion of our distributions will be treated as a return of capital for U.S. federal income tax purposes if the aggregate amount of our distributions for a year exceeds our current and accumulated earnings and profits for that year. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder's adjusted tax basis in the holder's stock, and to the extent that it exceeds the holder's adjusted tax basis will be treated as gain resulting from a sale or exchange of such stock. As a general matter, any such gain will be long-term capital gain if the stock has been held for more than one year. In addition, any dividend declared by us in October, November or December of any year and payable to a U.S. stockholder of record on a specified date in any such month will be treated as both paid by us and received by the U.S. stockholder on December 31 of such year, provided that the dividend is actually paid by us before the end of January of the following calendar year.

        With respect to non-corporate U.S. stockholders, we may elect to designate a portion of our distributions paid to such U.S. stockholders as "qualified dividend income." A portion of a distribution that is properly designated as qualified dividend income is taxable to noncorporate U.S. stockholders as capital gain, provided that the U.S. stockholder has held the common stock with respect to which the distribution is made for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which such common stock became ex-dividend with respect to the relevant distribution. The maximum amount of our distributions eligible to be designated as qualified dividend income for a taxable year is equal to the sum of:

  (i)
  the qualified dividend income received by us during such taxable year from subchapter C corporations (including any TRSs);

  (ii)
  the excess of any "undistributed" REIT taxable income recognized during the immediately preceding year over the U.S. federal income tax paid by us with respect to such undistributed REIT taxable income; and

  (iii)
  the excess of any income recognized during the immediately preceding year attributable to the sale of a built-in-gain asset that was acquired in a carry-over basis transaction from a non-REIT corporation or had appreciated at the time our REIT election became effective over the U.S. federal income tax paid by us with respect to such built-in gain.

        Generally, dividends that we receive will be treated as qualified dividend income for purposes of (i) above if the dividends are received from a domestic subchapter C corporation, or a foreign subchapter C corporation meeting certain requirements such as a TRS, and specified holding period and other requirements are met.

        To the extent that we have available net operating losses and capital losses carried forward from prior tax years, such losses may reduce the amount of distributions that must be made in order to comply with the REIT distribution requirements. See "—Taxation of the Company—Annual Distribution Requirements." Such losses, however, are not passed through to U.S. stockholders and do not offset income of U.S. stockholders from other sources, nor do they affect the character of any distributions that are actually made by us, which are generally subject to tax in the hands of U.S. stockholders to the extent that we have current or accumulated earnings and profits.

        Dispositions of Our Common Stock.    In general, a U.S. stockholder will realize gain or loss upon the sale, redemption or other taxable disposition of our common stock in an amount equal to the difference between the sum of the fair market value of any property and the amount of cash received in such disposition and the U.S. stockholder's adjusted tax basis in the common stock at the time of the disposition. A U.S. stockholder's adjusted tax basis generally will equal the U.S. stockholder's acquisition cost, increased by the excess of net capital gains deemed distributed to the U.S. stockholder (as discussed above), less tax deemed paid on it and reduced by returns of capital. In general, capital gains recognized by individuals and other non-corporate U.S. stockholders upon the sale or disposition of our common stock will be subject to a maximum U.S. federal income tax rate of 20% if our common stock is held for more than 12 months, and will be taxed at ordinary income rates (of up to 39.6%) if our common stock is held for 12 months or less. Gains recognized by U.S. stockholders that are corporations are subject to U.S. federal income tax at a maximum rate of 35%, whether or not classified as long-term capital gains. The Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for non-corporate holders) to a portion of capital gain realized by a noncorporate holder on the sale of REIT stock or depositary stocks that would correspond to the REIT's "unrecaptured Section 1250 gain."

        Prospective stockholders are advised to consult their tax advisors with respect to their capital gain tax liability. Capital losses recognized by a U.S. stockholder upon the disposition of our common stock held for more than one year at the time of disposition will be considered long-term capital losses, and are generally available only to offset capital gain income of the U.S. stockholder but not ordinary income (except in the case of noncorporate taxpayers, who may offset up to $3,000 of ordinary income each year). In addition, any loss upon a sale or exchange of our common stock by a U.S. stockholder who has held the stocks for six months or less, after applying holding period rules, will be treated as a long-term capital loss to the extent of distributions received from us that were required to be treated by the U.S. stockholder as long-term capital gain.

        If a U.S. stockholder recognizes a loss upon a subsequent disposition of our common stock in an amount that exceeds a prescribed threshold, it is possible that the provisions of Treasury Regulations involving "reportable transactions" could apply, with a resulting requirement to separately disclose the loss generating transactions to the Service. Although these regulations are directed towards "tax shelters," they are written quite broadly, and apply to transactions that would not typically be considered tax shelters. Significant penalties apply for failure to comply with these requirements. You should consult your tax advisors concerning any possible disclosure obligation with respect to the receipt or disposition of our common stock, or transactions that might be undertaken directly or indirectly by us. Moreover, you should be aware that we and other participants in transactions involving us (including our advisors) might be subject to disclosure or other requirements pursuant to these regulations.

        Foreign Taxes.    To the extent we are required to pay local taxes in the jurisdictions where our real property investments are located or are subject to a non-U.S. withholding tax on the repatriation of the earnings of a non-U.S. subsidiary, we will not be able to pass through to our stockholders any tax credit with respect to our payment of any such taxes. See "—State, Local and Foreign Taxes."

        Passive Activity Losses and Investment Interest Limitations.    Distributions made by us and gain arising from the sale or exchange by a U.S. stockholder of our common stock will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our common stock. Distributions made by us, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation. A U.S. stockholder that elects to treat capital gain dividends, capital gains from the disposition of stock or qualified dividend income as investment income for purposes of the investment interest limitation will be taxed at ordinary income rates on such amounts.

        Medicare tax on unearned income.    Certain U.S. stockholders that are individuals, estates or trusts are required to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock. U.S. stockholders should consult their tax advisors regarding the effect, if any, of this additional tax on their ownership and disposition of our common stock.

        Foreign Accounts.    Dividends paid after June 30, 2014, and gross proceeds from the sale or other disposition of our common stock paid after December 31, 2016, to "foreign financial institutions" in respect of accounts of U.S. stockholders at such financial institutions may be subject to withholding at a rate of 30% under the Foreign Account Tax Compliance Act, or FATCA. U.S. stockholders should consult their tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our common stocks. See "—Foreign Accounts."

Taxation of Tax-Exempt U.S. Stockholders

        U.S. tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, generally are exempt from U.S. federal income taxation. However, they are subject to taxation on their unrelated business taxable income, which is referred to herein as unrelated business taxable income, or UBTI. Although many investments in real estate may generate UBTI, the Service has ruled that dividend distributions from a REIT to a tax-exempt entity do not constitute UBTI. Based on that ruling, and provided that a tax-exempt U.S. stockholder has not held our common stock as "debt financed property" within the meaning of the Code (i.e., where the acquisition or ownership of the property is financed through a borrowing by the tax-exempt stockholder), distributions from us and income from the sale of our common stock generally should not give rise to UBTI to a tax-exempt U.S. stockholder.

        Tax-exempt U.S. stockholders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c) (9), (c)(17) and (c)(20) of the Code, respectively, are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI unless they are able to properly claim a deduction for amounts set aside or placed in reserve for specific purposes so as to offset the income generated by their investment in our common stock. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

        In certain circumstances, a pension trust (i) that is described in Section 401(a) of the Code, (ii) is tax exempt under Section 501(a) of the Code, and (iii) that owns more than 10% of our stock could be required to treat a percentage of the dividends from us as UBTI if we are a "pension-held REIT." We will not be a pension-held REIT unless (i) either (a) one pension trust owns more than 25% of the value of our stock, or (b) a group of pension trusts, each individually holding more than 10% of the value of our stock, collectively owns more than 50% of such stock and (ii) we would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Code provides that stock owned by such trusts shall be treated, for purposes of the requirement that not more than 50% of the value of the outstanding stock of a REIT is owned, directly or indirectly, by five or fewer "individuals" (as defined in the Code to include certain entities), as owned by the beneficiaries of such trusts.

        Tax-exempt U.S. stockholders are urged to consult their tax advisors regarding the U.S. federal, state, local and foreign tax consequences of the acquisition, ownership and disposition of our stock.

Taxation of Non-U.S. Stockholders

        The following is a summary of material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock applicable to non-U.S. stockholders. The discussion is based on current law and is for general information only. It addresses only selective and not all aspects of U.S. federal income taxation.

        Non-U.S. stockholders will generally be subject to U.S. federal withholding tax on dividends received from us at a 30% rate, subject to reduction under an applicable treaty or a statutory exemption under the Code. Although such withholding taxes may be creditable in such non-U.S. stockholder's resident jurisdiction, for many such non-U.S. stockholders, investment in a REIT that invests principally in non-U.S. real property may not be the most tax-efficient way to invest in such assets compared to a direct investment in such assets would generally not subject such non-U.S. stockholders to U.S. federal withholding taxes. The remainder of this section assumes that we will not hold U.S. real property interests and therefore will not be treated as a U.S. real property holding company for U.S. federal income tax purposes.

        Ordinary Dividends.    The portion of dividends received by non-U.S. stockholders payable out of our earnings and profits that are not attributable to gains from sales or exchanges of U.S. real property interests and which are not effectively connected with a U.S. trade or business of the non-U.S. stockholder generally will be treated as ordinary income dividends and will be subject to U.S. federal withholding tax at the rate of 30%, unless reduced or eliminated by an applicable income tax treaty. Under some treaties, however, lower rates generally applicable to dividends do not apply to dividends from REITs.

        In general, non-U.S. stockholders should not be considered to be engaged in a U.S. trade or business solely as a result of their ownership of our stock because distributions received by the non-U.S. stockholders will be non-U.S. source.

        Non-Dividend Distributions.    Unless (i) our common stock constitute a U.S. real property interest, or USRPI or (ii) either (a) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (b) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year), distributions by us which are not treated as dividends for U.S. federal income tax purposes (i.e., not treated as being paid out of our current and accumulated earnings and profits) will not be subject to U.S. federal income tax. If it cannot be determined at the time at which a distribution is made whether or not the distribution will constitute a dividend for U.S. federal income tax purposes, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. stockholder may seek a refund from the Service of any amounts withheld if it is subsequently determined that the distribution was, in fact, in excess of our current and accumulated earnings and profits and, therefore, did not constitute a dividend for U.S. federal income tax purposes.

        Because it will not generally be possible for us to determine the extent to which a distribution will be from our current or accumulated earnings and profits at the time the distribution is made, we intend to withhold and remit to the Service 30% of distributions to non-U.S. stockholders unless (i) a lower treaty rate applies and the non-U.S. stockholder files an Service Form W-8BEN evidencing eligibility for that reduced treaty rate with us; or (ii) the non-U.S. stockholder files a Service Form W-8ECI with us claiming that the distribution is income effectively connected with the non-U.S. stockholder's trade or business.

        Capital Gain Dividends.    Capital gain dividends received by a non-U.S. stockholder from a REIT that are not attributable to USRPI capital gains are generally not subject to U.S. federal income or withholding tax, unless either (i) the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder (in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain) or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States (in which case the non-U.S. stockholder will be subject to a 30% tax on the individual's net capital gain for the year). Capital gain dividends withheld are creditable against the non-U.S. stockholder's U.S. federal income tax liability or refundable when the non-U.S. stockholder properly and timely files a tax return with the Service.

        Dispositions of Our Common Stock.    Gain from the sale of our common stock would be taxable in the United States to a non-U.S. stockholder in two cases: (i) if the non-U.S. stockholder's investment in our common stock is effectively connected with a U.S. trade or business conducted by such non-U.S. stockholder, the non-U.S. stockholder will be subject to the same treatment as a U.S. stockholder with respect to such gain, or (ii) if the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a "tax home" in the United States. In such cases, the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Backup Withholding and Information Reporting

        We will report to our U.S. stockholders and the Service the amount of dividends paid during each calendar year and the amount of any tax withheld. Under the backup withholding rules, a U.S.

stockholder may be subject to backup withholding with respect to dividends paid, unless the holder (i) is a corporation or falls within other exempt categories and, when required, demonstrates this fact or (ii) provides a taxpayer identification number or social security number, certifies under penalties of perjury that such number is correct and that such holder is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide his or her correct taxpayer identification number or social security number may also be subject to penalties imposed by the Service. In addition, we may be required to withhold a portion of capital gain distribution to any U.S. stockholder who fails to certify its non-foreign status.

        We must report annually to the Service and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to backup withholding unless applicable certification requirements are met.

        Payment of the proceeds of a sale of our common stock within the United States is subject to both backup withholding and information reporting requirements unless the beneficial owner certifies under penalties of perjury that it is a non-U.S. stockholder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person) or the holder otherwise establishes an exemption. Payment of the proceeds of a sale of our common stock conducted through certain United States related financial intermediaries is subject to information reporting requirements (but not backup withholding) unless the financial intermediary has documentary evidence in its records that the beneficial owner is a non-U.S. stockholder and specified conditions are met or an exemption is otherwise established.

        Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder's U.S. federal income tax liability, provided the required information is furnished to the Service.

Foreign Accounts

        Withholding taxes may be imposed on U.S. source payments made after June 30, 2014 to "foreign financial institutions" and certain other non-U.S. entities and on certain disposition proceeds of U.S. securities realized after December 31, 2016 under FATCA. Under FATCA, the failure to comply with additional certification, information reporting and other specified requirements could result in withholding tax being imposed on payments of dividends and sales proceeds to U.S. stockholders (as defined above) who own our common stock through foreign accounts or foreign intermediaries and certain non-U.S. stockholders. A 30% withholding tax may be imposed on dividends on, and gross proceeds from the sale or other disposition of, our common stock paid to a foreign financial institution or to a foreign entity other than a financial institution, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign entity that is not a financial institution either certifies it does not have any substantial United States owners or furnishes identifying information regarding each substantial United States owner. If the payee is a foreign financial institution (that is not otherwise exempt), it must either enter into an agreement with the United States Treasury requiring, among other things, that it undertake to identify accounts held by certain United States persons or United States-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to account holders whose actions prevent it from complying with these reporting and other requirements, or in the case of a foreign financial institution that is resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, comply with the revised diligence and reporting obligations of such intergovernmental agreement. Prospective investors should consult their tax advisors regarding FATCA.

State, Local and Foreign Taxes

        We and our subsidiaries and stockholders may be subject to state, local and foreign taxation in various jurisdictions, including those in which they or we transact business, own property or reside. We will likely own interests in properties located in a number of foreign jurisdictions, and we may be required to file tax returns and pay taxes in certain of those jurisdictions. The state, local or foreign tax treatment of our company and our stockholders may not conform to the U.S. federal income tax treatment discussed above. Prospective investors should consult their tax advisors regarding the application and effect of state, local and foreign income and other tax laws on an investment in our common stock.

        The Code generally gives taxpayers the option of either deducting foreign taxes paid from taxable income or crediting such taxes against the taxpayer's U.S. federal income tax liability. If we elected to receive the foreign tax credit, we could be able to use part of this credit to offset our liability for U.S. federal income tax, for example by distributing less than 100% (but more than 90%) of our net income, thus incurring a REIT-level U.S. federal income tax liability that could be offset with foreign tax credits. However, we may not be able to fully utilize our foreign tax credits depending upon the source of our foreign income and the timing of our payment of foreign and U.S. federal taxes. In addition, we will not be able to use our foreign tax credits to the extent that we do not otherwise have a U.S. federal income tax liability. In such cases, we could elect to deduct foreign taxes paid, which would reduce the amount that we are required to distribute annually to our stockholders regardless of whether we have any U.S. federal income tax liability. In either event, any foreign taxes incurred by us will not pass through to stockholders as a credit against their U.S. federal income tax liability.

Proposed Legislation or Other Actions Affecting REITs

        The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Service and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal income tax laws and interpretations of U.S. federal tax laws could adversely affect an investment in our common stock.

ERISA CONSIDERATIONS

        A fiduciary of an "employee benefit plan," or ERISA plan, as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, that is subject to Title I of ERISA, should consider the fiduciary standards under ERISA in the context of the ERISA plan's particular circumstances before authorizing an investment of a portion of such ERISA plan's assets in shares of our common stock. Accordingly, among other things, such fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404(a)(1)(C) of ERISA, (ii) whether the investment is in accordance with the documents and instruments governing the plan as required by Section 404(a)(1)(D) of ERISA, and (iii) whether the investment is prudent under ERISA. In addition to the imposition of general fiduciary standards of investment prudence and diversification, ERISA, and the corresponding provisions of the Code, prohibit a wide range of transactions involving the assets of the plan and persons who have certain specified relationships to the plan known as "parties in interest" within the meaning of ERISA, or "disqualified persons" within the meaning of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA plan that is engaged in such a non-exempt prohibited transaction may be subject to penalties under ERISA and the Code. Thus, a plan fiduciary considering an investment in shares of our common stock also should consider whether the acquisition or the continued holding of shares of our common stock might constitute or give rise to a direct or indirect prohibited transaction that is not subject to an exemption issued by the Department of Labor, or the DOL.

        The DOL has issued final regulations, or the DOL Regulations, as to what constitutes ERISA "plan assets." Under the DOL Regulations, if an ERISA plan acquires an equity interest in an entity, which interest is neither a "publicly offered security" nor a security issued by an investment company registered under the Investment Company Act of 1940, as amended, the plan's assets would include, for example, for purposes of the fiduciary responsibility provision of ERISA, both the equity interest and an undivided interest in each of the entity's underlying assets unless certain specified exceptions apply. The DOL Regulations define a publicly offered security as a security that is part of a class of securities that is "widely held," "freely transferable," and either part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act, or sold as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act (provided the securities are registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the public offering occurred). We expect shares of our common stock will be sold in an offering registered under the Securities Act and will be registered under the Exchange Act.

        The DOL Regulations provide that a class of securities is considered "widely held" only if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be "widely held" because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer's control. We expect, although we cannot confirm, that shares of our common stock will be "widely held" upon closing of the initial public offering.

        The DOL Regulations provide that whether a security is considered "freely transferable" is a factual question to be determined on the basis of all relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as we expect to be the case with this offering, certain restrictions ordinarily will not, alone or in combination, affect the finding that such securities are "freely transferable." Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable. We believe that any restrictions imposed under our charter on the transfer of shares of our common stock are limited to the restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of shares of our common stock to be "freely transferable."

        Assuming that shares of our common stock will be "widely held" and "freely transferable," we believe that our common stock will be "publicly offered securities" for purposes of the DOL Regulations and that our assets will not be deemed to be "plan assets" of any plan that invests in shares of our common stock.

        Each holder of shares of our common stock will be deemed to have represented and agreed that its purchase and holding of such shares of our common stock (or any interest therein) will not constitute or result in a non exempt prohibited transaction under ERISA or the Code.

        If the assets of the issuer were deemed to be "plan assets" under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the issuer, and (ii) the possibility that certain transactions in which the issuer might seek to engage could constitute "prohibited transactions" under ERISA and the Code.

        Prior to making an investment in the shares offered in this prospectus, prospective plan investors (whether or not subject to ERISA or the Code) should consult with their legal and other advisors concerning the impact of ERISA and the Code (and, particularly in the case of plans not subject to ERISA, any additional state, local and foreign law considerations), as applicable, and the potential consequences in their specific circumstances of an investment in such shares.

UNDERWRITING

        Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriter named below has agreed to purchase, and we have agreed to sell to them, the number of shares of our common stock indicated below:

Number of Shares
Wunderlich Securities, Inc.

Total

        The underwriter is offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriter to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by its counsel and to certain other conditions. The underwriter is obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriter is not required to take or pay for the shares of common stock covered by the underwriter's overallotment option described below.

        The underwriters initially propose to offer the shares of common stock to the public at the offering price listed on the cover page of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the public offering price.

        We have granted to the underwriter an option, exercisable for 30 days from the date of this prospectus, to purchase up to                        additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriter may exercise this option solely for the purpose of covering overallotments.

        The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriter's option to purchase up to an additional                      common shares.

	Per Share		Total
	Without Overallotment	With Overallotment	Without Overallotment	With Overallotment
Public Offering Price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds before expenses	$	$	$	$

        The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million.

        The underwriter has informed us that it does not intend to confirm sales to any discretionary accounts over which it exercises discretionary authority.

        We intend to apply to list our common stock on the NYSE under the symbol "PSRT."

        We, our directors, executive officers and affiliates have agreed that, without the prior written consent of Wunderlich Securities, Inc., we and they will not, during the period ending                      days after the date of this prospectus (the "restricted period"):

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

  •
  file any registration statement with the Securities and Exchange Commission relating to the offering of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise.

        The                      -day period described in the preceding paragraph will be extended if:

  •
  during the last 17 days of                      -day restricted period, we issue an earnings release or announce material news or a material event; or

  •
  prior to the expirations of the                      -day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the                  -day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.

        The restrictions described in the two immediately preceding paragraphs do not apply to:

  •
  the sale of shares of our common stock to the underwriter; or

  •
  the issuance by the Company of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriter has been advised in writing; or

  •
  with respect to our directors and our officers, the establishment of a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for the transfer of shares of our common stock, provided that (i) such plan does not provide for the transfer of shares of our common stock during the applicable restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of shares of our common stock may be made under such plan during the applicable restricted period.

        In order to facilitate the offering of the shares of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the shares of our common stock. Specifically, the underwriter may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriter under the overallotment option. The underwriter can close out a covered short sale by exercising the overallotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriter will consider, among other things, the open market price of shares compared to the price available under the overallotment option. The underwriter may also sell shares in excess of the overallotment option, creating a naked short position. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of shares of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriter may bid for, and purchase, shares of our common stock in the open market to stabilize the price of shares of our common stock. These activities may raise or maintain the market price of shares of our common stock above independent market levels or prevent or retard a decline in the market price of shares of our common stock. The underwriter is not required to engage in these activities and may end any of these activities at any time.

        We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act.

        A prospectus in electronic format may be made available on websites maintained by the underwriter in this offering. The underwriter may agree to allocate a number of shares of our common stock for sale to it online brokerage account holders.

Other Relationships

        The underwriter and its respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriter and certain of its affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions. In the ordinary course of their various business activities, the underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriter and its respective affiliates may also make investment recommendations and publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

 LEGAL MATTERS

        Certain legal matters relating to this offering will be passed upon for us by Clifford Chance US LLP, New York, New York. In addition, the description of U.S. federal income tax consequences contained in the section of the prospectus entitled "Material U.S. Federal Income Tax Considerations" is based on the opinion of Clifford Chance US LLP. Certain legal matters relating to this offering will be passed upon for the underwriter by Hunton & Williams LLP.

 EXPERTS

        The balance sheet of Polar Realty Trust Inc. as of January 22, 2014, the consolidated financial statements and schedule of Offentliga Fastigheter i Sverige II AB (predecessor) as of December 31, 2012 and 2011 and for each of the two years in the period ended December 31, 2012, the statements of revenues and certain expenses of Etatbygg Holding I AS for each of the two years in the period ended December 31, 2012, and the statements of revenues and certain expenses of Terminal Real Estate Sweden AB for each of the two years in the period ended December 31, 2012, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young AB, an independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

 WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to us and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement may be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you, free of charge, on the SEC's website at www.sec.gov.

        As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

POLAR STAR REALTY TRUST INC.

Unaudited Pro Forma Condensed Combined Financial Information

        The following unaudited pro forma condensed combined financial information of Polar Star Realty Trust Inc. ("we," "us," "our" or the "Company") is based on the historical consolidated financial statements of Offentliga Fastigheter i Sverige II AB the predecessor of the Company ("EBH II" or the "Predecessor"), included elsewhere in this prospectus, and the historical statements of revenues and certain expenses of Etatbygg Holding I AS ("EBH I") and the historical statements of operations and certain expenses of Terminal Real Estate Sweden AB ("TRES"), both of which are included elsewhere in this prospectus. The unaudited pro forma condensed combined balance sheet as of September 30, 2013 gives effect to the Company's initial public offering and the related REIT formation transactions as if these transactions had occurred on September 30, 2013. The unaudited pro forma condensed combined statements of operations for the nine months ended September 30, 2013 and for the year ended December 31, 2012 give effect to the Company's initial public offering and the related REIT formation transactions as if these transactions had occurred January 1, 2012.

        The pro forma adjustments included herein reflect (i) the REIT formation transactions, pursuant to which holders of interests in EBH II and EBH I will exchange, through a series of transactions, their equity interests in EBH II and EBH I for interests in local holding companies that will indirectly hold ordinary shares ("OP shares") in Polar Star Operating Partnership S.C.A. (the "operating partnership"), (ii) the acquisition of the ownership interests in TRES for cash, (iii) the issuance of shares of our common stock in this offering, and the application of the net proceeds therefrom to the extent necessary to acquire the various companies, (iv) the management agreement between the operating partnership and Polar Star Manager (the "Manager") and (v) other pro forma adjustments.

        The following unaudited condensed combined pro forma financial statements should be read in conjunction with (i) the historical financial statements of EBH II, the predecessor of the Company, and the notes thereto appearing elsewhere in this prospectus, (ii) the historical statements of revenues and certain expenses of EBH I and TRES and the notes thereto appearing elsewhere in this prospectus, and (iii) "Management's Discussion and Analysis of Financial Condition and Results of Operation," "Risk Factors," and "Cautionary Note Regarding Forward-Looking Statements" in this prospectus. We have based the unaudited pro forma adjustments on available information and assumptions that we believe are reasonable. The following unaudited pro forma condensed combined financial statements are presented for information purposes only and are not necessarily indicative of what our actual financial position would have been as of September 30, 2013 assuming this offering and the REIT formation transactions were completed as of September 30, 2013 or what our actual results of operation would have been for the nine months ended September 30, 2103 and the year ended December 31, 2012, as applicable, assuming this offering and the REIT formation transactions were completed on January 1, 2012, nor are they indicative of our future results of operations or financial condition and should not be viewed as indicative of our future results of operations or financial condition.

Basis of Pro Forma Presentation

        The Company has been organized as a Maryland corporation and was incorporated on January 13, 2014. The Company acquires, owns, leases and manages office and industrial properties located primarily in Norway, Sweden and Denmark. The Company has not had any corporate activity since its formation, other than issuing 100 shares of common stock, par value of $0.01 per share, to Viking Star LLC. Initially, the Company and operating partnership will be externally managed by the Manager. The Company has committed to internalize its management structure no earlier than the last day of the quarter immediately following the one year anniversary of the completion of this offering and no later than December 31, 2015.

        The Company intends to elect, and to operate its business so as to qualify, to be taxed as a real estate investment trust ("REIT') for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2014. The Company has filed a registration statement on Form S-11 with the Securities and Exchange Commission with respect to an initial public offering of its common stock. The Company will contribute the net proceeds of the offering for interests in the operating partnership.

        The Company will conduct substantially all of its business activities through the operating partnership. The Company will own 100% of Polar Star GP Lux Co. (the "GP subsidiary"), which will serve as the sole manager of the operating partnership and, accordingly, will have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership. The Company will consolidate the operating partnership in its financial statements.

        The acquisition method of accounting was used to allocate the fair value to tangible and identified intangible assets and liabilities acquired. The pro forma adjustments made represent preliminary fair value adjustments to the assets and liabilities acquired. The amounts allocated to buildings and building improvements are depreciated over their estimated useful lives of 50 years. The amounts allocated to tenant origination costs are amortized over the lives of the respective remaining lease terms.

        The preliminary fair value allocation has been performed based on assessments of information available as of the date of this prospectus. The assessment of fair value adjustments will be reassessed and updated as necessary, and recognized in our financial statements as of the Closing Date of the REIT formations transactions in accordance with ASC 805, Business Combinations.

        In a transaction in which the consideration is not in the form of cash, the acquisition consideration (which is equivalent to the purchase price) is measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. The acquisition method of accounting uses the fair value concepts defined in ASC 820, Fair Value Measurements and Disclosures. ASC 805 requires, among other things, that most assets acquired and liabilities assumed be recognized at their acquisition date fair values and that the fair value of intangibles are recognized regardless of their intended use. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the acquisition at the then-current market price. This particular requirement may result in the final consideration being valued differently from the amount reflected in these unaudited pro forma condensed combined financial statements. See Notes B, C and D to the unaudited pro forma condensed combined balance sheet for the estimate of the value of the consideration expected to be transferred in the REIT formation transactions.

POLAR STAR REALTY TRUST INC.
PRO FORMA CONDENSED COMBINED BALANCE SHEET (UNAUDITED)
September 30, 2013
(amounts in thousands)

	Polar Star Realty Trust (A)	Acquisition of EBH II (B)	Acquisition of EBH I (C)	Acquisition of TRES (D)	Pro Forma Adjustments		Company Pro Forma
ASSETS
Real estate properties
Land	$—	$65,237	$41,170	$48,732	$
Buildings and equipment	—	573,125	173,091	708,561
Construction in progress	—	2,324	—	2,336
Less accumulated depreciation	—	(87,395)	(34,043)	(157,585)

Real estate properties, net	—	553,291	180,218	602,044
Lease intangible assets	—	9,651	5,184	9,244
Cash and cash equivalents	—	19,836	11,795	31,392		(E,F,G)
Due from affiliated companies	—	11,749	—	—		(H)
Accounts receivable	—	78	22	174
Prepaid expenses and other assets	—	43	4,517	6,927

Total assets	$—	$594,648	$201,738	$649,781

LIABILITIES
Mortgages payable	$—	$220,446	$132,646	$397,695		(G)
Deferred tax liabilities	—	79,437	9,010	54,406
Derivative financial instruments	—	7,328	499	12,608
Lease intangible liabilities	—	2,879	3,300	11,758
Prepaid rents	—	10,063	—	18,263
Accounts payable and accrued expenses		1,786	7,328	2,468
Total liabilities	$—	$321,940	$152,782	$497,198	$
SHAREHOLDERS' EQUITY
Common stock and additional paid-in capital	—	—	—	—
Additional paid-in capital	—	—	—	—
Total shareholders' equity	—	272,708	48,955	152,583
Non-controlling interest	—	—	—	—		(I)

Total equity	—	272,708	48,955	152,583

Total liabilities and equity	$—	$594,648	$201,738	$649,781

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF SEPTEMBER 30, 2013

(A)
We have had no corporate activity since our formation on January 13, 2014, other than the issuance of 100 shares of our common stock in connection with our initial capitalization for $10 per share, which was paid on January 22, 2014. We expect to conduct our business activities through the operating partnership upon completion of the initial public offering ("IPO") and the REIT formation transactions. At such time, we, as the sole general partner of the operating partnership, are expected to own        %. of the interests in the operating partnership and will have responsibility and discretion in the management and control of the operating partnership, and the limited partners of the operating partnership, in such capacity, will have no authority to transact business for, or participate in the management activities of the operating partnership. We will have control over major decisions, including decisions related to the sale or refinancing of our properties (subject to certain exceptions). Accordingly, under U.S. generally accepted accounting principles ("U.S. GAAP"), we will consolidate the assets, liabilities and results of operations of the operating partnership and its subsidiaries.

(B)
Reflects the acquisition by us of the Predecessor in the REIT formation transactions. Because Polar Star Realty Trust is the accounting acquirer, the Predecessor's assets and liabilities will be recorded using acquisition accounting in accordance with ASC 805-10, Business Combinations.

The statement below represents the historical unaudited balance sheets of EBH II as of September 30, 2013, adjusted for fair values of real estate property, tenant origination costs and mortgages payable. Deferred tax effects related to these adjustments are calculated at the statutory rate for Sweden of 22%. The allocation of the purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of the assets and the liabilities acquired by us in the REIT formation transactions.

	As of September 30, 2013
	Historical EBH II (unaudited)	Pro Forma Adjustments (unaudited)	Pro Forma EBH II (unaudited)
ASSETS
Real estate properties:
Land	$32,031	$33,206	$65,237
Buildings and equipment	359,148	213,977	573,125
Construction in progress	2,324	—	2,324
Less accumulated depreciation	(87,395)	—	(87,395)

Real estate properties, net	306,108	247,183	553,291
Lease intangible assets	950	8,701	9,651
Cash and cash equivalents	19,836	—	19,836
Due from affiliated companies	11,749	—	11,749
Accounts receivable	78	—	78
Prepaid expenses and other assets	43	—	43

Total assets	$338,764	$255,884	$594,648

LIABILITIES			—
Mortgages payable	$235,816	$(15,370)	$220,446
Deferred tax liabilities	20,395	59,042	79,437
Lease intangible liabilities	—	2,879	2,880
Derivative financial instruments	7,328	—	7,328
Prepaid rents	10,063	—	10,063
Accounts payable and accrued expenses	1,786	—	1,786

Total liabilities	275,388	46,551	321,940
SHAREHOLDERS' EQUITY
Common stock	885	(885)	—
Additional paid-in capital	—	210,217	210,217
Retained earnings	56,084	—	56,084
Accumulated other comprehensive income	6,407	—	6,407

Total shareholders' equity	63,376	209,332	272,708
Non-controlling interest

Total equity

Total liabilities and equity	$338,764	$255,884	$594,648

(C)
Reflects the acquisition by us of the ownership interests in EBH I in the REIT formation transactions in exchange for ordinary shares ("OP shares") in the operating partnership and the issuance of shares of our common stock in this offering. Acquired assets and liabilities will be recorded using acquisition accounting in accordance with ASC 805-10, Business Combinations.

The statement below represents the historical unaudited condensed combined balance sheet of EBH I as of September 30, 2013, which does not appear elsewhere in this prospectus, adjusted for fair values of real estate property and tenant origination costs. Deferred tax effects related to these adjustments are calculated at the statutory rate for Norway of 27%. The allocation of the purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of the assets and the liabilities acquired by us in the REIT formation transactions.

	As of September 30, 2013
	Historical EBH I (unaudited)	Pro Forma Adjustments (unaudited)	Pro Forma EBH I (unaudited)
ASSETS
Real estate properties
Land	$11,493	$29,677	$41,170
Buildings and equipment	174,087	(996)	173,091
Construction in progress	—	—	—
Less accumulated depreciation	(34,043)	—	(34,043)

Real estate properties, net	151,537	28,681	180,218
Lease intangible assets	—	5,186	5,186
Cash and cash equivalents	11,795	—	11,795
Due from affiliated companies	—	—	—
Accounts receivable	22	—	22
Prepaid expenses and other assets	4,517	—	4,517

Total assets	$167,871	$33,867	$201,738

LIABILITIES
Mortgages payable	132,646	—	132,646
Deferred tax liabilities	757	8,253	9,010
Lease intangible liabilities	—	3,300	3,300
Derivative financial instruments	499	—	499
Prepaid rents	—	—	—
Accounts payable and accrued expenses	7,328	—	7,328

Total liabilities	141,230	11,533	152,783
SHAREHOLDERS' EQUITY			—
Common stock	126	(126)	—
Additional paid-in capital	—	22,440	22,440
Retained earnings	27,231	—	27,231
Accumulated other comprehensive income	(716)	—	(716)

Total shareholders' equity	26,641	22,314	48,955

Non-controlling interest

Total equity
Total liabilities and equity	$167,871	$33,867	$201,738

(D)
Reflects the acquisition by us of the ownership interests in TRES in the REIT formation transactions in exchange for cash. Acquired assets and liabilities will be recorded using acquisition accounting in accordance with ASC 805-10, Business Combinations.

The statement below represents the historical unaudited condensed combined balance sheet of TRES as of September 30, 2013, which does not appear elsewhere in this prospectus, adjusted for the fair values of real estate property and tenant origination costs. Deferred tax effects related to these adjustments are calculated at the statutory rate for Sweden of 22%. The allocation of the purchase price shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of the assets and the liabilities acquired by us in the REIT formation transactions.

	As of September 30, 2013
	Historical TRES (unaudited)	Pro Forma Adjustments (unaudited)	Pro Forma TRES (unaudited)
ASSETS
Real estate properties
Land	$32,804	$15,928	$48,732
Buildings and equipment	636,361	72,200	708,561
Construction in progress	2,336	—	2,336
Less accumulated depreciation	(157,585)	—	(157,585)

Real estate properties, net	513,916	88,128	602,044
Lease intangible assets		9,244	9,244
Cash and cash equivalents	31,392	—	31,392
Due from affiliated companies	—	—	—
Accounts receivable	174	—	174
Prepaid expenses and other assets	6,927	—	6,927

Total assets	$552,409	$97,372	$649,781

LIABILITIES			—
Mortgages payable	397,695	—	397,695
Deferred tax liabilities	35,571	18,835	54,406
Lease intangible liabilities	—	11,758	11,758
Derivative financial instruments	12,608	—	12,608
Prepaid rents	18,263	—	18,263
Accounts payable and accrued expenses	2,468	—	2,468

Total liabilities	466,605	30,593	497,198
SHAREHOLDERS' EQUITY			—
Common stock	9	(9)	—
Additional paid-in capital	184,797	66,788	251,585
Retained earnings	(105,382)	—	(105,382)
Accumulated other comprehensive income	6,380	—	6,380

Total shareholders' equity	85,804	66,779	152,583

Non-controlling interest

Total equity
Total liabilities and equity	$552,409	$97,372	$649,781

(E)
Represents $            of estimated offering expenses, which includes the underwriting discounts and commissions of $            and other offering costs of $            (assuming no exercise of the underwriters' option to purchase additional shares). These costs will be charged against gross offering proceeds upon completion of the IPO.

(F)
Represents $            of cash consideration for the acquisition of TRES in connection of our formation process.

(G)
The Company will be refinanced by repaying some of the mortgage loans and interest swaps balances with proceeds from the share issue.

(H)
Amounts due from affiliates will be settled in full in the REIT formation transactions.

(I)
EBH I and EBH II will be acquired for interests in local holding companies that will indirectly hold ordinary shares, or OP shares, of the operating partnership. The effect of these transactions are shown as non-controlling interest in the unaudited pro forma condensed combined balance sheet [this note will be updated and expanded when the structure of the transaction is finalized]

POLAR STAR REALTY TRUST INC.
PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013
(amounts in thousands, except per share amounts)

	Polar Star Realty Trust (AA)	Acquisition of EBH II (BB)	Acquisition of EBH I (CC)	Acquisition of TRES (DD)	Other Pro Forma Adjustments (EE)	Company Pro Forma
Revenues:
Rental revenues	$—	$24,973	$10,499	$35,256	$—	$
Tenant reimbursements	—	523	4	4,801	—

Total revenues	—	25,496	10,503	40,057	—
Expenses:		—	—	—
Property operating expense	—	6,871	5,809	12,033	—
Depreciation and amortization	—	7,293	2,074	10,462
Administrative expense	—	1,231	328	2,482	—
Real estate tax	—	1,091	—	17	—

Total expenses	—	16,486	8,211	24,994	—
Operating income	—	9,010	2,292	15,063	—
Gains (losses) from financial instruments at fair value	—	5,657	951	10,953	—
Interest income	—	240	103	—	—
Interest expense	—	8,728	4,928	12,095	—

Profit before tax from continuing operations	—	6,179	(1,582)	13,921	—

Income tax expense	—	1,368	(1,162)	1,949	—

Net income (loss)	$—	$4,811	$(420)	$11,972	$—	$

Less: net (income) attributable to non-controlling interests							$—	(FF)

Net income attributable to equity owners							$—

Pro Forma weighted average common shares outstanding—basic and diluted

Pro Forma weighted average operating partnership units outstanding—basic and diluted

Pro Forma basic earnings per share							$—	(GG)

Pro Forma diluted earnings per share							$—	(HH)

 NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2013

(AA)
We have had no corporate activity since our formation on January 13, 2014, other than the issuance of 100 shares of our common stock in connection with our initial capitalization for $10 per share, which was paid on January 22, 2014.

(BB)
Reflects the acquisition by us of the Predecessor in the REIT formation transaction as if the acquisition had occurred on January 1, 2012. The pro forma adjustments stated in the statement below reflect the additional depreciation of fair value adjustments related to buildings and equipment, and amortization on tenant origination costs. The related tax effect is calculated at the statutory rate for Sweden of 22%. The effect on depreciation and amortization shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and the liabilities acquired.

	For the nine months ended September 30, 2013
	Historical EBH II (unaudited)	Pro forma adjustments (unaudited)	Pro forma EBH II (unaudited)
Revenues:
Rental revenues	$28,137	(3,164)	$24,973
Tenant reimbursements	523	—	523

Total revenues	28,660	(3,164)	25,496
Expenses:			—
Property operating expense	6,871	—	6,871
Depreciation and amortization	7,166	127	7,293
Administrative expense	1,231	—	1,231
Real estate tax	1,091	—	1,091

Total expenses	16,359	127	16,486
Operating income	12,301	(3,291)	9,010
Gains (losses) from financial instruments at fair value	5,657	—	5,657
Interest income	240	—	240
Interest expense	8,728	—	8,728

Profit (loss) before tax from continuing operations	9,470	(3,291)	6,179

Income tax expense	2,092	(724)	1,368

Net income (loss)	$7,378	$(2,567)	$4,811

(CC)
Reflects the acquisition by us of the ownership interests in EBH I in the REIT formation transactions as if the acquisition had occurred on January 1, 2012. Adjustment (a) reflects the fact that the operations of Etatbygg Holding I AS ("EH I") will not be part of the transaction. Property operating expenses incurred have therefore been adjusted for the exclusion of EH I. Adjustment (b) reflects the additional depreciation of fair value adjustments related to buildings and equipment and the amortization of tenant origination costs. The related tax effect is calculated at the statutory rate for Norway of 28%. The effect on depreciation and amortization shown in adjustment (b) below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Nine Months Ended September 30, 2013
	Historical EBH I (unaudited)	Pro Forma Adjustments (unaudited)(a)	Pro Forma Adjustments (unaudited)(b)	Pro Forma EBH I (unaudited)
Revenues:
Rental revenues	$10,484	—	15	$10,499
Tenant reimbursements	4	—	—	4

Total revenues	10,488	—	15	10,503
Expenses:
Property operating expense	5,925	(116)	—	5,809
Depreciation and amortization	2,004	—	70	2,074
Administrative expense	328	—	—	328
Real estate tax	—	—	—	—

Total expenses	8,257	(116)	70	8,211
Operating income	2,231	116	(55)	2,292
Gains (losses) from financial instruments at fair value	951	—	—	951
Interest income	145	(42)	—	103
Interest expense	4,928	—	—	4,928

Profit (loss) before tax from continuing operations	(1,601)	74	(55)	(1,582)

Income tax expense	(1,175)	33	(20)	(1,162)

Net income (loss)	$(426)	$41	$(35)	$(420)

(DD)
Reflects the acquisition by us of the ownership in TRES in the REIT formation transactions as if the acquisition had occurred on January 1, 2012. The adjustments reflect the additional depreciation of fair value adjustments related to buildings and equipment and the amortization of tenant origination costs. The related tax effect is calculated at the statutory rate for Sweden of 22%. The effect on depreciation and amortization shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the nine months ended September 30, 2013
	Historical TRES (unaudited)	Pro forma adjustments (unaudited)	Pro forma TRES (unaudited)
Revenues:
Rental revenues	$36,324	(1,068)	$35,256
Tenant reimbursements	4,801		4,801

Total revenues	41,125	(1,068)	40,057
Expenses:			—
Property operating expense	12,033		12,033
Depreciation and amortization	10,462		10,462
Administrative expense	1,841	641	2,482
Real estate tax	17		17

Total expenses	24,353	641	24,994
Operating income	16,772	(1,709)	15,063
Gains (losses) from financial instruments at fair value	10,953		10,953
Interest income	—		—
Interest expense	12,095		12,095

Profit (loss) before tax from continuing operations	15,630	(1,709)	13,921

Income tax expense	2,325	(376)	1,949

Net income (loss)	$13,305	$(1,332)	$11,972

(EE)
Other pro forma adjustments reflect the adjustment to interest expense as if the re-financing of mortgage debt had taken place on January 1, 2012. The annual interest rate is        %.

(FF)
The non-controlling interest in the net income of the operating partnership as a result of the issuance of operating partnership units was allocated to the former owners of the Predecessor as partial consideration in the REIT formation transactions.

(GG)
Pro forma basic earnings per share equals pro forma net income attributable to equity owners divided by the number of shares of our common stock to be outstanding after this offering and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of this offering and the REIT formation transactions.

(HH)
Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the REIT formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of common stock and LTIP units which do not qualify as restricted securities.

POLAR STAR REALTY TRUST
Pro Forma Condensed Combined Statements of Income (unaudited)
For the Year Ended December 31, 2012
(amounts in thousands, except per share amounts)

	Polar Star Realty Trust (AAA)	Acquisition of EBH II (BBB)	Acquisition of EBH I (CCC)	Acquisition of TRES (DDD)	Other Pro Forma Adjustments (EEE)	Company Pro Forma
Revenues:
Rental revenues	$—	$32,956	$13,613	$46,574	$—	$
Tenant reimbursements	—	711	35	3,705	—

Total revenues	—	33,667	13,648	50,279	—
Expenses:
Property operating expense	—	8,860	2,435	13,606	—
Depreciation and amortization	—	9,375	3,553	2,647	—
Administrative expense	—	1,580	507	2,294	—
Real estate tax	—	1,248	—	9	—

Total expenses	—	21,063	6,495	18,556	—
Operating income	—	12,604	7,153	31,723	—
Gains (losses) from financial instruments at fair value	—	3,037	2,341	(1,345)	—
Interest income	—	616	205	170	—
Interest expense	—	11,378	9,877	16,244	—

Profit (loss) before tax from continuing operations	—	4,878	(179)	14,304	—
Income tax expense	—	(473)	(50)	(4,199)	—

Net income (loss)	$—	$5,352	$(129)	$18,503	$—	$

Less: net (income) attributable to non-controlling interests							$—	(FFF)

Net income attributable to equity owners							$—

Pro forma weighted average common shares outstanding—basic and diluted

Pro forma weighted average operating partnership units outstanding—basic and diluted

Pro forma basic earnings per share							$—	(GGG)

Pro forma diluted earnings per share							$—	(HHH)

 NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2012

(AAA)
We have had no corporate activity since our formation on January 13, 2014, other than the issuance of 100 shares of our common stock in connection with our initial capitalization for $10 per share, which was paid on January 22, 2014.

(BBB)
Reflects the acquisition by us of the Predecessor as if the transaction had occurred on January 1, 2012. The pro forma adjustments stated in the statement below reflect the additional depreciation of fair value adjustments related to buildings and equipment, and amortization on tenant origination costs. The related tax effect is calculated at the statutory rate for Sweden of 26.3%. The effect on depreciation and amortization shown below is based on our preliminary estimates and is subject to change based on the final determination of the fair value of assets and liabilities acquired.

	For the Year Ended December 31, 2012
	Historical EBH II (unaudited)	Pro Forma Adjustments (unaudited)	Pro Forma EBH II (unaudited)
Revenues:
Rental revenues	$36,002	(3,046)	$32,956
Tenant reimbursements	711		711

Total revenues	36,713	(3,046)	33,667
Expenses:			—
Property operating expense	8,860		8,860
Depreciation and amortization	9,253	122	9,375
Administrative expense	1,580		1,580
Real estate tax	1,248		1,248

Total expenses	20,941	122	21,063
Operating income	15,772	(3,168)	12,604
Gains (losses) from financial instruments at fair value	3,037		3,037
Interest income	616		616
Interest expense	11,378		11,378

Profit (loss) before tax from continuing operations	8,047	(3,168)	4,879
Income tax expense	360	(833)	(473)

Net income (loss)	$7,687	$(2,335)	$5,352

(CCC)
Reflects the acquisition by us of the ownership in EBH I as if the transaction had occurred on January 1, 2012. Adjustment (aa) reflects the fact that the operations of Etatbygg Holding I AS will not be part of the transaction. Property operating expenses incurred have therefore been adjusted for. Adjustment (bb) reflects the additional depreciation of fair value adjustments related to buildings and equipment, and amortization on tenant origination costs. The related tax effect is calculated at the statutory rate for Norway of 28%.

	For the Year Ended December 31, 2012
	Historical EBH I Group (unaudited)	Pro Forma Adjustments (unaudited)(aa)	Pro Forma Adjustments (unaudited)(bb)	Pro Forma EBH I Group (unaudited)
Revenues:
Rental revenues	$13,592		21	$13,613
Tenant reimbursements	35			35

Total revenues	13,627	—	21	13,648
Expenses:
Property operating expense	2,627	(192)		2,435
Depreciation and amortization	3,460		93	3,553
Administrative expense	507			507
Real estate tax	—			—

Total expenses	6,594	(192)	93	6,495
Operating income	7,033	192	(72)	7,153
Gains (losses) from financial instruments at fair value	2,341			2,341
Interest income	336	(131)		205
Interest expense	9,877			9,877

Profit (loss) before tax from continuing operations	(167)	60	(72)	(179)

Income tax expense	(466)	17	(20)	(469)

Net income (loss)	$299	$44	$(52)	$291

(DDD)
Reflects the acquisition by us of the ownership in TRES as if the transaction had occurred on January 1, 2013. The adjustments reflect the additional depreciation of fair value adjustments related to buildings and equipment, and amortization on tenant origination costs. The related tax effect is calculated at the statutory rate for Sweden of 26.3%.

	For the Year Ended December 31, 2012
	Historical TRES (unaudited)	Pro Forma Adjustments (unaudited)	Pro Forma TRES (unaudited)
Revenues:
Rental revenues	$47,944	(1,370)	$46,574
Tenant reimbursements	3,705		3,705

Total revenues	51,649	(1,370)	50,279
Expenses:			—
Property operating expense	13,606		13,606
Depreciation and amortization	1,824	823	2,647
Administrative expense	2,294		2,294
Real estate tax	9		9

Total expenses	17,733	823	18,556
Operating income	33,916	(2,193)	31,723
Gains (losses) from financial instruments at fair value	(1,345)		(1,345)
Interest income	170		170
Interest expense	16,244		16,244

Profit (loss) before tax from continuing operations	16,497	(2,193)	14,304
Income tax expense	(3,622)	(577)	(4,199)

Net income (loss)	$20,119	$(1,616)	$18,503

(EEE)
Other pro forma adjustments reflects the adjustment to interest expense as if the re-financing of mortgage debt had taken place on January 1, 2013. The annual interest rate is        % [to expand/finalize when financing arrangements are agreed]

(FFF)
The non-controlling interest in the operating partnership owns        % of the interests in the operating partnership. The non-controlling interest in the net income of the operating partnership as a result of the issuance of operating partnership units was allocated to former owners of the Predecessor as partial consideration in the formation transactions.

(GGG)
Pro forma basic earnings per share equals pro forma net income attributable to equity owners divided by the number of shares of our common stock to be outstanding after this offering and the unvested shares of restricted stock and LTIP units, which qualify as participating securities, to be granted upon the closing of this offering and the formation transactions.

(HHH)
Pro forma diluted earnings per share equals pro forma net income divided by the sum of the number of shares of our common stock and operating partnership units to be outstanding after the IPO and the unvested restricted shares of Class A common stock and LTIP units, which qualify as participating securities, to be granted upon the closing of the IPO and the formation transactions, plus an amount computed using the treasury stock method with respect to such restricted shares of Class A common stock and LTIP units which do not qualify as restricted securities.

Report of Independent Registered Public Accounting Firm

The Shareholder of Polar Star Realty Trust Inc.

        We have audited the accompanying balance sheet of Polar Star Realty Trust Inc. (the "Company") as of January 22, 2014. The balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Polar Star Realty Trust Inc. at January 22, 2014, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AB

Gothenburg, Sweden
February 7, 2014

POLAR STAR REALTY TRUST INC.

BALANCE SHEET AS OF JANUARY 22, 2014

January 22, 2014
Assets:
Cash	$1,000
Total Assets	$1,000
Stockholder's Equity:
Common stock, $0.01 par value, 450 million shares authorized, 100 shares issued and outstanding	$1
Preferred stock, $0.01 par value, 50 million shares authorized, no shares issued and outstanding	—
Additional paid in capital	999
Total Stockholder's Equity	1,000
Total Equity	$1,000

POLAR STAR REALTY TRUST INC.

NOTES TO BALANCE SHEET

NOTE 1. ORGANIZATION

        Polar Star Realty Trust Inc. (the "Company") has been organized as a Maryland corporation and was incorporated on January 13, 2014 with the initial receipt of capital on January 22, 2014. Under its Articles of Incorporation, the Company is authorized to issue up to 450,000,000 shares of common stock, $0.01 par value, and 50,000,000 shares of preferred stock, $0.01 par value. The Company was initially capitalized by issuing 100 shares of common stock to Viking Star LLC, a Delaware limited liability company, in exchange for $1,000 paid in cash. The Company has had no other operations since its formation.

        The Company will file a Registration Statement on Form S-11 with the Securities and Exchange Commission with respect to a proposed initial public offering (the "Offering") of common stock.

        The Company intends to elect and qualify to be taxed as a real estate investment trust ("REIT) for U.S. federal income tax purposes, commencing with its taxable year ending December 31, 2014. Prior to, or simultaneously with, the completion of the Offering, the Company will complete a series of transactions, which will enable it to continue the business of Offentliga Fastigheter i Sverige II AB, the Company's accounting predecessor (the "Predecessor"), as a REIT. The Company will operate its business through a majority owned and controlled subsidiary, Polar Star Operating Partnership S.C.A. (the "operating partnership"). Initially, the Company and the operating partnership will be externally managed by Polar Star Manager. Upon completion of the Offering and the formation transactions, the Company through the operating partnership will own an initial portfolio of 24 properties, including nine properties in Norway and 15 properties in Sweden.

        The Company will be subject to the risks involved with the ownership and operation of commercial real estate. These include, among others, the risks normally associated with changes in the general economic climate, trends in the retail industry, including creditworthiness of tenants, competition for tenants, changes in tax laws, interest rate levels, the availability of financing, and potential liability under environmental and other laws.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Income Taxes

        The Company believes that it is organized and will operate in the manner that will allow it to be taxed as a real estate investment trust ("REIT") in accordance with the Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with the taxable year ending December 31, 2014. As a REIT, the Company will generally be entitled to a deduction for dividends paid and therefore will not be subject to U.S federal corporate income tax on its net taxable income that is being distributed to its stockholders. REITs are subject to a number of organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal income tax (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates.

Use of Estimates

        The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts in the balance sheet and accompanying notes. Actual results could differ from those estimates.

Offering Costs

        In connection with the Offering, the Company and affiliates of the Company have incurred or will incur accounting fees, legal fees and other professional fees. Such costs will be deducted from the proceeds of the Offering when it is consummated or expensed in the period it is determined the Offering is not likely to be consummated.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Offentliga Fastigheter i Sverige II AB

        We have audited the accompanying consolidated balance sheets of Offentliga Fastigheter i Sverige II AB, (the "Company" or "EBHII") as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, cash flows, and shareholders' equity for each of the two years in the period ended December 31, 2012. Our audits also include the financial statement schedule listed in the Index to Financial Statements included in the Form S-11. These financial statements and schedule are the responsibility of the Company?s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Offentliga Fastigheter i Sverige II AB at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statements schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AB

Gothenburg, Sweden
February 7, 2014

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

CONSOLIDATED BALANCE SHEETS

(Dollars in thousands, except share data)	December 31, 2012	December 31, 2011
ASSETS
Real estate properties
Land	$31,670	$29,955
Buildings and equipment	355,044	332,610
Construction in progress	639	1,390
Less accumulated depreciation	(79,809)	(66,966)

Real estate properties (note 3)	307,544	296,989
Tenant origination costs (net of accumulated amortization of $6,009 and $4,963, respectively)	1,502	2,127
Cash and cash equivalents	21,883	18,254
Due from Affiliated companies (note 10)	11,728	11,295
Accounts receivable	2,095	2,501
Prepaid expenses and other assets	113	44

Total assets	$344,865	$331,210

LIABILITIES
Mortgages payable	$235,312	$224,776
Deferred tax liabilities	19,177	19,128
Derivative financial instruments (note 4)	12,907	15,165
Prepaid rents	8,030	9,608
Accounts payable and accrued expenses	4,190	3,406

Total liabilities	$279,616	$272,083
SHAREHOLDERS' EQUITY
Common stock ($0.13 par value, authorized, issued, and outstanding 6,612,250 shares)	885	885
Retained earnings	58,533	55,938
Accumulated other comprehensive income	5,831	2,304

Total shareholders' equity	65,249	59,127

Total liabilities and equity	$344,865	$331,210

The accompanying notes are an integral part of these consolidated financial statements

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, except per share amounts)	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues:
Rental revenues (note 8)	$36,002	$36,554
Tenant reimbursements	711	1,584

Total revenues	36,713	38,138

Expenses:
Property operating expense (including $1,644 (2012) and $1,543 (2011) from related party transactions)	8,860	10,090
Depreciation and amortization	9,253	9,662
Administrative expense	1,580	1,642
Real estate tax	1,248	1,530

Total expenses	20,941	22,924

Operating income	15,772	15,214
Gains (losses) from financial instruments at fair value	3,037	(3,488)
Interest income	616	737
Interest expense	11,378	12,017

Profit before tax from continuing operations	8,047	446
Income tax expense (note 7)	360	175

Net income	7,687	271
Net income attributable to common shareholders	7,687	271
Basic and diluted earnings per share (note 9)	$1.16	$0.04
Comprehensive income
Net income	7,687	271
Other comprehensive income (loss):
Foreign currency translation	3,527	(625)

Comprehensive income	11,214	(354)

Comprehensive income, attributable to common shareholders	$11,214	$(354)

The accompanying notes are an integral part of these consolidated financial statements

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011
OPERATING ACTIVITIES:
Net income	$7,687	$271
Adjustments to reconcile net income to cash provided by operating activities:
Changes in deferred taxes	(1,087)	(909)
Gains (losses) from financial instruments at fair value	(3,037)	3,488
Depreciation and amortization	9,253	9,662
Change in operating assets and liabilities
Change in prepaid rents	(2,063)	21
Change in accounts and notes receivable	646	(1,747)
Change in accounts payable and accrued expenses	149	(2,306)
Changes in other current assets and other liabilities	460	1,244

Net cash flow from operating activities	12,008	9,724
INVESTMENT ACTIVITIES:
Additions to real estate properties	(1,745)	(4,864)

Net cash flow used in investment activities	(1,745)	(4,864)
FINANCING ACTIVITIES:
Repayment of mortgages payable	(2,686)	(2,584)
Distribution to shareholders	(5,091)	(5,525)

Net cash flow used in financing activities	(7,777)	(8,109)
Foreign currency effects on cash flows	1,147	(93)
Net change cash and cash equivalents	3,629	(3,342)
Cash and cash equivalents at beginning of year	18,254	21,596

Cash and cash equivalents at end of year	$21,883	$18,254

Supplemental data
Income taxes paid	$1,074	$319
Interest paid	11,378	12,017

The accompanying notes are an integral part of these consolidated financial statements

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in thousands)	Common stock	Retained earnings	Accumulated other comprehensive income	Total shareholder's equity
Balance as of January 1, 2011	$885	$61,193	$2,929	$65,007

Net income		271		271
Payment of dividend		(5,525)		(5,525)
Translation differences			(625)	(625)

Balance as of December 31, 2011	$885	$55,938	$2,304	$59,127

Net income		7,687		7,687
Payment of dividend		(5,091)		(5,091)
Translation differences			3,527	3,527

Balance as of December 31, 2012	$885	$58,533	$5,831	$65,249

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 1 ORGANIZATION

        Öffentliga Fastigheter i Sverige II AB ("EBH II" or "the Company") is owned by Etatbygg Holding II AS in Norway and Öffentliga Fastigheter Holding I AB in Sweden, with ownership of 78% and 22% respectively.

        EBH II is a holding company with ownership of 100% of the subsidiaries Regementsfastigheter R Holding AB, Öffentliga Fastigheter i Sverige B AB, and Öffentliga Fastigheter i Sverige C AB. Regimentsfastighetar R Holding AB owns 100% of the subsidiaries A4 Campus AB and I4/A1 Garnisonsfastigheter AB. Öffentliga Fastigheter I Sverige C AB owns 100% of the subsidiary Fastighets AB Lysbomben.

        The Company owns and manages office properties through its subsidiaries in Sweden. At December 31, 2012 EBH II owned a total of three office properties in three different cities, Östersund, Linköping and Stockholm. A4 Campus AB owns the property in Östersund referred to as A4 Campus, I4/A1 Garnsisonsfastigheter AB owns the property in Linköping referred to as Garnisonsfastigheter and Fastgihets AB Lysbomben owns the property in Stockholm referred to as Lysbomben 4.

        Garnisonen is an office property. The property consists of 30 commercial multi-story buildings and two land parcels, and was previously occupied by the Swedish Armed Forces. Following the acquisition of the property in 2004 it was re-developed or constructed to provide a variety of office, education, restaurant and other commercial uses. The property was constructed in 1922 and expanded in 1992 and 2001, with major refurbishments completed over the last 10 years. The largest tenants are Swedish National Laboratory of Forensic Science and the National Board of Forensic Science.

        A4 Campus is a university campus/office property. The property consists of 30 commercial multi-story buildings and six land parcels, and was previously occupied by the Swedish Armed Forces. Following the acquisition of the property in 2004 it was re-developed or constructed to provide a variety of education, office, storage, restaurant and other uses. The property was constructed between 1893 and 1895, with major refurbishments and extensions completed over the last 10 years. The largest tenant is Mittuniversitetet, a Swedish government-owned educational institution.

        Lysbomben 4 is an office property was 100.0% leased as of December 31, 2012. The property consists of three multi-story commercial buildings and six land parcels. The primary multi-story office building was purpose-built in 1968 for the Swedish National Archives. It is located in an attractive area in Marieberg that is less than two miles from downtown Stockholm, Sweden. The property is primarily surrounded by a number of supporting commercial and residential use properties. The property was constructed in 1949 and expanded in 1968, with major refurbishment completed in 1990. The largest tenants are the Swedish National Archives and the National Board of Health and Welfare.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Use of Estimates

        The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. Summarized below are the

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (Continued)

significant accounting policies that require material subjective or complex judgments and that management expects will have the most significant impact on the financial condition and results of operations. Management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions that it believes are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those of other companies.

        Estimates and assumptions have been made with respect to fair values of assets and liabilities, useful lives of assets, provision for income taxes, recoverable amounts of receivables and deferred taxes, and impairment of long-lived assets.

Consolidation

        The accompanying consolidated financial statements include the accounts of EBH II, and its subsidiaries in which EBH II has a 100% controlling interest. Transactions and balances between group companies are eliminated.

        The acquisitions of subsidiaries, which own the properties, are considered business combinations in accordance with ASC805 Business Combinations. The Company allocates the purchase price of properties to the net tangible and identifiable intangible assets acquired based on their fair values. In making estimates of fair values for purposes of allocating purchase price to land, building and other tangible assets, the Company utilizes a number of data sources, including: (i) independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and (ii) information obtained about each property as a result of its pre-acquisition due diligence, marketing, and leasing activities. We estimate the value of land based on third party transactions or other indicators of the fair value of the land. Building is valued as if it were vacant.

        In addition, the Company allocates a portion of the purchase price to intangible assets such as the value of in-place leases and above or below market leases. The Company utilizes independent appraisals or its estimates to determine the values of the respective intangible assets. The Company's estimates of value are made using methods similar to those used by independent appraisers. Factors management considers in its analysis include an estimate of carrying costs during the expected lease-up periods considering current market conditions and costs to execute similar leases, including leasing commissions, legal and other related expenses. The values of in-place leases (presented as tenant origination costs in the consolidated balance sheets) are amortized to expense over the remaining initial term of the respective leases. Should a tenant terminate its lease, the net remaining balance of the tenant origination costs is charged to expense. Anticipated amortization of tenant origination costs over the next five years is approximately $750 per annum.

Real Estate Properties, Depreciation and Impairment

        Real estate properties are carried at cost less accumulated depreciation and impairment losses.

        The carrying values of properties are reviewed on a regular basis in order to determine whether indicators of impairment exist. Indicators of impairment include changes in circumstances warranting

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (Continued)

further assessment of recoverability (such as a decrease in occupancy). If further assessment of recoverability is needed, the future net cash flows expected to result from the use of the property and its eventual disposition are estimated, on an individual property basis. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the property on an individual property basis, an impairment loss based upon the estimated fair value of such property as compared to its current carrying value will be recognized.

        Depreciation expense is computed using the straight-line method based on the following useful lives:

Buildings	50 years
Building and land improvements	5 – 20 years
Tenant improvements	Shorter of useful life or terms of related lease

        Expenditures for tenant improvements and leasing commissions are capitalized and depreciated over the shorter of their useful lives or the terms of each specific lease. Repairs and maintenance are charged to expense when incurred. Expenditures for improvements to building are capitalized.

Revenue Recognition and Rental Revenues

        Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods. Prepaid rent is recorded as a current liability.

        Rental revenue is recognized on a straight-line basis over the term of the lease when collectability is reasonably assured. Additional rents from expense reimbursements for insurance, real estate taxes and certain other expenses are recognized in the period in which the related expenses are incurred.

        Certain tenants are obligated to reimburse the Company for insurance, real estate taxes and certain other expenses. Such reimbursement costs are recognized in revenue in the period incurred. To the extent that a tenant is responsible for covering such costs under its lease, and defaults on its lease, or it is deemed probable that it will fail to cover such costs, a liability for such obligation is recorded. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments will be recognized on a monthly basis when earned.

        Lease cancellation fees are recognized when the fees are determinable, tenant vacancy has occurred, collectability is reasonably assured, we have no continuing obligation to provide services to such former tenants and the payment is not subject to any conditions that must be met or waived. Total lease cancellation fees for the years ended December 31, 2012 and 2011 were $0.

        Gains on sales of real estate are recognized pursuant to the provisions of ASC 360-20-15, Accounting for Sales of Real Estate (formerly known as SFAS No. 66). The specific timing of a sale is measured against various criteria in ASC 360-20-15 related to the terms of the transaction and any continuing involvement in the form of management or financial assistance associated with the property. If the sales criteria are not met, gain recognition and accounts for the continued operations of the property is deferred by applying the finance, installment or cost recovery methods, as appropriate, until the sales criteria are met.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (Continued)

Accounts Receivable

        An allowance is maintained for estimated losses that may result from the inability of tenants to make required payments. The ability to collect outstanding payments is assessed on a regular basis and in doing so the Company must make estimates of the collectability of tenant accounts receivable. If a tenant fails to make contractual payments beyond any allowance, a bad debt expense is recognized in future periods equal to the amount of unpaid rent and deferred rent. No allowance for doubtful accounts has been recognized in 2011 and 2012, and no amounts have been written off.

Currency

        All revenues and expenditures are incurred in Swedish Krona (SEK), which is the functional currency of all group companies. Assets and liabilities are translated from the functional currency SEK to the reporting currency USD at the balance sheet date. Income and expenses in foreign currencies are translated at the average exchange rate for the period. However, any separately significant transactions are translated at the exchange rate at the date of the transaction. Translation differences are recognized in Other Comprehensive Income.

        The following currency rates are used for the translation from SEK to USD:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Average	December 31
2011	0.154	0.160	0.155	0.148	0.154	0.145
2012	0.148	0.144	0.148	0.150	0.148	0.154

Income tax

        Tax expense in the income statement comprises both current tax charge and changes in deferred tax. Deferred tax is calculated based on the temporary differences between accounting and tax values and tax loss carry-forwards at the end of the financial year using enacted tax rates in effect for the year in which the differences are expected to reverse. Deferred taxes are primarily related to property, plant and equipment and derivative financial instruments.

        A valuation allowance is provided if management believes it is more likely than not that all or some portion of the deferred tax asset will not be realized. An increase or decrease in the valuation allowance that results from a change in circumstances, and which causes a change in management judgment about the realizability of the related deferred tax asset, is included in the current tax provision.

        An entity shall in accordance with ASC 740-10-25 "Accounting for Income Taxes" subsection "Recognition" account for uncertainty in income taxes recognized in a company's financial statements in accordance with the requirements of ASC 740. The interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, initially recognize the financial statement effects of a tax position when it is more likely than not, based on the technical merits, that the position will be sustained upon examination. The term more likely than not means a likelihood of more than

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (Continued)

50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. No provisions for uncertain tax positions have, based on an evaluation of these requirements, been made.

Derivative financial instruments

        Derivative financial instruments are utilized to reduce exposure to market risks from change in interest rates. The derivative financial instruments consist of interest rate swaps. The Company enters into fixed rate swaps to reduce its exposure to the impact of changing interest rates on its results of operations and future cash outflows. Interest rate swaps are accounted for in accordance with ASC 815, Derivatives and Hedging, (formerly known as SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities). Interest rate swaps are not designated as hedges for accounting purposes. Accordingly, the fair value of the interest rate swap as an asset or liability is recognized on the balance sheet with the changes in fair value recognized on the consolidated statements of comprehensive income as part of net income.

        EBH II strategy is to hedge up to 100% of its variable rate interest-bearing debt on completion of the property investments. The loan agreements are entered into on 3 months Stockholm Interbank Offered Rate ("STIBOR") floating interest rate terms. The lender will, however, normally require that a separate derivative contract corresponding to a minimum percentage of the borrowed amount is entered into, ensuring a fixed interest rate for the loan.

        The Company does not hold or issue derivative financial instruments for trading purposes.

Fair value measurement

        Our estimates of the fair value of financial instruments were determined using available market information and appropriate valuation methods. Considerable judgment is necessary to interpret market data and develop estimated fair value. The use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts. A fair value measurement is based on the assumptions that market participants would use in pricing an asset or liability. The hierarchy consists of three broad levels as follows:

        Level 1 Inputs—Quoted prices in active markets for identical assets or liabilities

        Level 2 Inputs—Valuations based on significant other observable inputs (can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as discounts and borrowing rates with similar terms and maturities)

        Level 3 Inputs—Valuations based on significant unobservable inputs (based on an entity's own assumptions, since there is little, if any, related market activity).

        These levels form a hierarchy. We follow this hierarchy for our financial instruments measured at fair value on a recurring and nonrecurring basis and other required fair value disclosures. The classifications are based on the lowest level of input that is significant to the fair value measurement.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES (Continued)

        There have been no changes into or out of any levels during the years ended December 31, 2012 and 2011.

        The carrying amounts for cash and cash equivalents, rent and other receivables, accounts payable and other liabilities approximate fair value due to the short-term nature of these instruments.

Cash and Cash Equivalents

        The statement of cash flows is prepared using the indirect method. Cash and cash equivalents include cash, bank deposits and other highly liquid short term investments with original maturity of three months or less.

Recent accounting pronouncements

        In December 2011, the FASB issued ASU 2011-10, "Derecognition of in Substance Real Estate—a Scope Clarification (Topic 360)" ("ASU 2011-10"). This ASU modifies ASC 360-20, which specifies circumstances under which the parent (reporting entity) of an "in substance real estate" entity derecognizes that in substance real estate. Generally, if the parent ceases to have a controlling financial interest (as described under ASC 810-10) in the subsidiary as a result of a default on the subsidiary's nonrecourse debt, then the subsidiary's in substance real estate and related debt, as well as the corresponding results of operations, will continue to be included in the consolidated financial statements and not be removed from the consolidated results until legal title to the real estate is transferred. The ASU will be adopted January 1, 2013 and will be applied prospectively.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 3 REAL ESTATE PROPERTIES

        The Company's investments in real estate properties are subject to risks incidental to the ownership and operation of commercial real estate. The risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, creditworthiness of tenants, competition for tenants, changes in tax laws, interest levels, the availability and cost of financing, and potential liability under environmental and other legislation.

        Reconciliation of carrying amounts, January 1, 2011 through December 31, 2012:

Real estate properties	Land	Buildings and equipment, Construction in Progress	Total
Cost January 1, 2011	$30,392	$334,938	$365,330
Additions	—	4,864	4,864
Translation differences	(437)	(5,802)	(6,239)

Cost December 31, 2011	29,955	334,000	363,955
Accumulatsd depreciation January 1, 2011	—	(59,561)	(59,561)
Depreciation	—	(8,917)	(8,917)
Translation differences	—	1,512	1,512

Accumulated depreciation December 31, 2011	—	(66,966)	(66,966)
Cost December 31, 2011	29,955	334,000	363,955
Accumulated depreciation	—	(66,966)	(66,966)

Book value December 31, 2011	29,955	267,034	296,989
Cost January 1, 2012	29,955	334,000	363,955
Additions	—	1,745	1,745
Translation differences	1,715	19,938	21,653

Cost December 31, 2012	31,670	355,683	387,353
Accumulated depreciation January 1, 2012	—	(66,966)	(66,966)
Depreciation	—	(8,525)	(8,525)
Translation differences	—	(4,318)	(4,318)

Accumulated depreciation December 31, 2012	—	(79,809)	(79,809)
Cost December 31, 2012	31,670	355,683	387,353
Accumulated depreciation	—	(79,809)	(79,809)

Book value December 31, 2012	$31,670	$275,874	$307,544

NOTE 4 DERIVATIVE FINANCIAL INSTRUMENTS

        All derivative agreements entered into by EBH II have the same counterparty as the lender, which mitigates the credit risk of the counterparty and its credit rating. Interest rate swaps arrangements involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement,

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 4 DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging agreement. Failure to hedge effectively against interest rate changes, may adversely affect our results of operations.

NOTE 5 FAIR VALUE DISCLOSURES

        The fair value of the interest rate swaps are stated in the table below. The Company determines the fair value of the interest rate swap by using widely accepted valuation techniques including discounted cash flow analysis based on the expected cash flows of each instrument. The analysis reflects the contractual terms of the swap agreement, including the period to maturity, and uses observable market-based inputs and market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments, which are level 2 inputs

        Below is an overview of the Company's interest rate swaps and their fair value as of December 31, 2012 and 2011:

Amounts in thousands	Notional Amount	Date entered	Maturity	Fair value as of December 31
2012	$61,448	December 30, 2005	December 30, 2014	$(2,915)
2012	153,620	September 30, 2006	September 30, 2014	(9,992)

	215,068			$(12,907)
2011	58,008	December 30, 2005	December 30, 2014	(3,031)
2011	145,020	September 30, 2006	September 30, 2014	(12,134)

	$203,028			$(15,165)

        The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value based on discounted cash flow models, based on Level 2 inputs including current interest rates at which similar borrowings could be made by us as of December 31, 2012 and December 31, 2011:

	2012		2011
As of December 31	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgages payable	$235,312	$219,799	$224,776	$211,846

        Disclosure about fair value of financial instruments is based on pertinent information available to us as of December 31, 2012 and December 31, 2011. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, such estimates of fair value may differ significantly from the amounts presented herein.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 6 MORTGAGES PAYABLE

        Mortgages payable and the interest rates are summarized as follows:

	Principal Balance as of December 31
Mortgages collateralized by:	2012	2011	Effective Rate		Maturity Date
Floating rate debt
Fastighets AB Lysbomben—Lysbomben 4	$65,813	$62,848		(1)	December 30, 2014
Regemenstfastgheter R Holding AB—Campus and Garnisonen(3)	169,499	161,928		(2)	September 20, 2024
Total floating rate debt(4)	235,312	224,776

Total Mortgages Payable	$235,312	$224,776

(1)
Floating at 30 day STIBOR + 80 basis points. The rate as of December 31, 2012 was 1.738% (0.938%+0.80%)

(2)
Floating at 30 day STIBOR + 65 basis points. The rate as of December 31, 2012 was 1.588% (0.938%+0.65%)

(3)
One debt facility collateralized by the two properties Campus in Östersund and Gamisonen in Linköping

(4)
Pre-payment generally allowed for each loan upon payment of a customary pre-payment penalty

Contractual Principal Payments	2012	2011
Contractual aggregate required principal payments on mortgage notes payable at December 31, 2012 are as follows:
2013	$3,032	$2,637
2014	68,048	2,862
2015	3,318	64,238
2016	3,584	3,132
2017	3,870	3,383
Thereafter	153,460	148,524

Total principal maturities	$235,312	$224,776

        Mortgages payable are due in quarterly installments based on a predefined schedule. Interest rates are based on 3 month STIBOR on the date of our quarterly installment plus a predefined fixed margin. The margin is fixed for the duration of the mortgaged debt. As of December 31, 2012 and 2011 the average margin is 0.69% (both years). The mortgages payable are subject to various operating and financial covenants, as ICR (Interest Coverage Ratio) and LTV (Loan to value). Compliance reporting on the financial covenants is performed on a quarterly and half year basis. At December 31, 2012 and 2011 we are in compliance with all debt covenants.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 7 INCOME TAXES

        The Company is incorporated and operates entirely within Sweden. The corporate tax rate in Sweden was 26.3% through December 31, 2012. In 2012, the enacted tax rate was decreased to 22%, effective January 1, 2013.

        The following table sets forth the income before income tax expense:

	2012	2011
Sweden	$8,047	$446

Total	$8,047	$446

        The components of income tax expense (benefit) for the periods ended December 31, 2012 and December 31, 2011 are as follows:

	2012	2011
Current tax expense	$1,446	$1,085
Deferred tax expense	(1,086)	(910)

Tax expense in the income statement	$360	$175

        A reconciliation of income tax expense and the amount computed by applying the statutory income tax rate in Sweden of 26.3 percent to the income before provision for income taxes for the two years ended December 31, 2012 and 2011 is as follows:

	2012	2011
Tax based on statutory rate	$2,116	$117
Effect of tax rate change on deferred taxes	(1,811)	—
Non-deductible expenses	54	57

Tax expense in the income statement	$360	$175
Effective tax rate	4.5%	39.2%

        The fluctuation in the effective tax expense from 2011 to 2012 is primarily driven by a tax benefit recognized in 2012 related to the reduction of the Company's net deferred tax liability as a result of reduction of the statutory tax rate in Sweden from 26.3% to 22%.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 7 INCOME TAXES (Continued)

        The primary components of net deferred assets (liabilities) are as follows:

	2012	2011
Deferred Tax Assets
Tenant origination costs	$1,058	$1,044
Derivative financial instruments	2,839	3,988

Total Deferred Tax Assets	3,897	5,033
Deferred Tax Liabilities
Investments in real estate	(21,619)	(22,820)
Tax allocation fund according to Swedish tax jurisdiction	(1,455)	(1,341)

Total Deferred Tax Liabilities	(23,074)	(24,161)

Net Deferred Tax Liability	$(19,177)	$(19,128)

        The tax allocation fund is specific to the Swedish tax system and represents a deferral of up to 25% of annual taxable income to future periods. The deferral of taxable income must be released within six years.

        Deferred income taxes are recognized for the future tax consequences attributable to differences between the tax bases of assets and liabilities and their reported amounts in the financial statements by applying the enacted statutory tax rates applicable to future years. For the annual periods ended December 31, 2012 and December 31, 2011, the Company concluded that it is more likely than not that its deferred tax assets will be realized and has not recorded a valuation allowance.

        As of December 31, 2012 and December 31, 2011, the Company does not have any unrecognized tax benefits. The Company files income tax returns in Sweden and tax years 2003 through 2012 remain open and subject to examination by the tax authorities.

NOTE 8 RENTALS UNDER OPERATING LEASES

        The Company leases office space to various tenants over terms ranging from one to fourteen years. Some of the leases have renewal options for additional terms. The leases include monthly rental amounts and reimbursements for real estate taxes and other rental supplements. At December 31, 2012, future minimum rentals under non-cancellable leases were as follows (in thousands):

Year	Rentals
2013	$37,410
2014	35,665
2015	28,298
2016	20,165
2017	17,083
Thereafter	107,147

Total minimum base lease commitments	$245,768

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 8 RENTALS UNDER OPERATING LEASES (Continued)

        The above future minimum lease payments exclude tenant recoveries, amortization of straight-line rent receivables and the net accretion of above-below-market and in place lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

NOTE 9 EARNINGS PER SHARE

        Earnings per share ("EPS") is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. There are no factors that impact diluted EPS compared with basic EPS.

Earnings per share	2012	2011
Net profit attributable to common shareholders	$7,687	$271
Number of shares outstanding	6,612,250	6,612,250
Basic EPS	$1.16	$0.04
Diluted EPS	$1.16	$0.04

NOTE 10 RELATED PARTY TRANSACTIONS

        EBH II has an agreement with Obligo Real Estate AS and Obligo Investment Management AS for management fees. The amounts paid during year ended December 31, 2012 and 2011, were $1,644 and $1,543, respectively. There were $0 accrued liabilities to Obligo Real Estate AS and Obligo Investment Management AS as of December 31, 2012 and 2011.

        EBH II is owned by Etatbygg Holding II AS in Norway and Öffentliga Fastigheter Holding I AB in Sweden, with ownership of 78% and 22% respectively. Amounts due from affiliated companies, Etatbygg Holding II AS, at December 31, 2012 and 2011, were $11,728 and $11,295, respectively.

        Amounts due from affiliates (Etatbygg Holding II AS) primarily relate to capital contributions receivable on demand from Etatbygg Holding II AS. The receivable is interest bearing at average 3 months STIBOR + margin. For the year ended December 31, 2012 and 2011 the interest income was $394 (interest rate 4%) and $437 (interest rate 3.5%), respectively.

NOTE 11 COMMITMENTS AND CONTINGENCIES

        Shares in property owning companies and the real estate properties are pledged as collateral for mortgaged debt as specified in note 5. All shares in Fastighets AB Lysbomben and the property Lysbomben 4 are pledged as collateral for the mortgaged debt of $65,813. All shares in Regemetnsfastigheter R Holding AB and the properties Smedstad 1:21 and Artilleristen 1 are pledged as collateral for the mortgaged debt of $169,498. The counterparty for all pledges is Swedbank.

        The Company is currently not involved in any material litigation. To management's knowledge, no material litigation is currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Management believes that such

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

NOTE 11 COMMITMENTS AND CONTINGENCIES (Continued)

routine litigation, claims and administrative proceedings will not have an adverse impact on the Company's financial position or result of operations.

NOTE 12 CONCENTRATION OF CREDIT RISK

        Five tenants accounted for an aggregate of 60% of revenues at December 31, 2012 and 2011.

        Financial instruments that subject the Company to concentrations of credit risk consist primarily of tenant receivables. The Company generally does not obtain collateral or other security to support financial instruments subject to credit risk.

NOTE 13 SUBSEQUENT EVENTS

        The Company evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued and determined that there are no items to disclose.

Polar Star Realty Trust Inc., Predecessor

Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

				Initial Cost to the Company		Cost Capitalized Subsequent to Acquisition		Gross Amount at which Carried as of December 31, 2012						Life on buildings which depreciation in latest income statement is computed
Development	Type	Encumbrances		Land	Building & Improvements	Equipment & Improvements	Carrying Costs	Land	Buildings & Equipment	Total	Accumulated Depreciation	Date of first Construction	Date Acquired
The Garrison, Smedstad 1:21 / Linköping Sweden	Office	106,186	(1)	4,690	126,347	41,560	N/A	4,690	167,908	172,597	(40,215)	1922	September 30, 2004	50
A4 Campus, Arttilleristen 1 / Östersund, Sweden	Office	63,312	(1)	4,549	62,149	37,563	N/A	4,549	99,711	104,260	(24,596)	1895	September 30, 2004	50
Lysbomben 4 / Stockholm, Sweden	Office	65,814		22,431	84,271	3,794	N/A	22,431	88,064	110,496	(14,998)	1949	December 22, 2005	50

		235,312		31,670	272,767	82,917	—	31,670	355,683	387,353	(79,809)

(1)
The properties are encumbered together under one loan agreement and the debt has been allocated for presentation purposes based upon the most recent market valuations.

Notes to Schedule III—Real Estate and Accumulated Depreciation

(amounts in thousands)

	2012	2011
Investment in real estate:
Balance at begining of year	363,955	365,330
Improvments	1,745	4,864
Translation differences	21,653	(6,239)

Balance at end for year	387,353	363,955

	2012	2011
Accumulated Depreciation:
Balance at begining of year	(66,966)	(59,561)
Depreciation expense	(8,525)	(8,917)
Translation differences	(4,318)	1,512

Balance at end for year	(79,809)	(66,966)

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (Predecessor)

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(unaudited)

(Dollars in thousands, except share data)	September 30, 2013	December 31, 2012
ASSETS
Real estate properties
Land	$32,031	$31,670
Buildings and equipment	359,148	335,044
Construction in progress	2,324	639
Less accumulated depreciation	(87,395)	(79,809)

Real estate properties (note 3)	306,108	307,544
Tenant origination costs (net of accumulated amortization of $6,647 and $5,768, respectively)	950	1,502
Cash and cash equivalents	19,836	21,883
Due from Affiliated companies (note 8)	11,749	11,728
Accounts receivable	78	2,095
Prepaid expenses and other assets	43	113

Total assets	$338,764	$344,865

LIABILITIES
Mortgages payable	$235,816	$235,312
Deferred tax liabilities	20,395	19,177
Derivative financial instruments (note 4)	7,328	12,907
Prepaid rents	10,063	8,030
Accounts payable and accrued expenses	1,786	4,190

Total liabilities	$275,388	$279,616
SHAREHOLDERS' EQUITY
Common stock ($0.13 par value, authorized, issued, and outstanding 6,612,250 shares)	885	885
Retained earnings	56,084	58,533
Accumulated other comprehensive income	6,407	5,831

Total shareholders' equity	63,376	65,249

Total liabilities and equity	$338,764	$344,865

The accompanying notes are an integral part of these consolidated financial statements

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (predecessor)

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(unaudited)

(Dollars in thousands, except per share amounts)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Revenues:
Rental revenues (note 6)	$28,137	$26,913
Tenant reimbursements	523	395

Total revenues	28,660	27,308
Expenses:
Property operating expense (including $1,163 (2013) and $1,173 (2012) from related party transactions)	6,871	6,134
Depreciation and amortization	7,166	6,909
Administrative expense	1,231	1,179
Real estate tax	1,091	1,017

Total expenses	16,359	15,239

Operating income	12,301	12,069
Gains (losses) from financial instruments at fair value	5,657	2,188
Interest income	240	293
Interest expense	8,728	8,512

Profit before tax from continuing operations	9,470	6,038
Income tax expense (note 5)	2,092	1,599

Net income	7,378	4,439
Net income attributable to common shareholders	7,378	4,439
Basic and diluted earnings per share (note 7)	1.12	0.67
Comprehensive income, net:
Net income	7,378	4,439
Other comprehensive income (loss):
Foreign currency translation	576	3,029
Comprehensive income	7,954	7,468

Comprehensive income, attributable to common shareholders	$7,954	$7,468

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB (predecessor)

INTERIM CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

(Dollars in thousands)	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
OPERATING ACTIVITIES:
Net income	$7,378	$4,439
Adjustments to reconcile net income to cash provided by operating activities:
Changes in deferred taxes	1,000	779
Gains (losses) from financial instruments at fair value	(5,657)	(2,188)
Depreciation and amortization	7,166	6,909
Change in operating assets and liabilities
Change in prepaid rents	1,919	(5,027)
Change in accounts and notes receivable	880	965
Change in accounts payable and accrued expenses	942	480
Changes in other current assets and other liabilities	(158)	68

Net cash flow from operating activities	11,586	5,465
INVESTMENT ACTIVITIES:
Additions to real estate properties	(1,716)	(1,442)

Net cash flow used in investment activities	(1,716)	(1,442)
FINANCING ACTIVITIES:
Repayment of mortgages payable	(2,150)	(2,002)
Distribution to shareholders	(9,827)	(5,091)

Net cash flow used in financing activities	(11,977)	(7,093)
Foreign currency effects on cash flows	60	713
Net change cash and cash equivalents	(2,047)	(2,357)
Cash and cash equivalents at beginning of year	21,883	18,254

Cash and cash equivalents at end of year	$19,836	$15,897

Supplemental data
Income taxes paid	1,684	1,074
Interest paid	$8,723	$8,592

The accompanying notes are an integral part of these consolidated financial statements

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except where indicated otherwise)

For the nine months ended September 30, 2013 and 2012

NOTE 1 BASIS OF PRESENTATION

        Öffentliga Fastigheter i Sverige II AB ("EBH II" or "the Company) is as a holding company with ownership of 100% of the subsidiaries Regementsfastigheter R Holding AB, Öffentliga Fastigheter i Sverige B AB, and Öffentliga Fastigheter i Sverige C AB. Regimentsfastighetar R Holding AB owns 100% of the subsidiaries A4 Campus AB and I4/A1 Garnisonsfastigheter AB. Öffentliga Fastigheter I Sverige C AB owns 100% of the subsidiary Fastighets AB Lysbomben.

        The company owns and manages office properties through its subsidiaries in Sweden. At December 31, 2012 EBH II owned office properties in three different cities, Östersund, Linköping and Stockholm. A4 Campus AB owns the property in Östersund referred to as A4 Campus, I4/A1 Garnsisonsfastigheter AB owns the property in Linköping referred to as Garnisonsfastigheter and Fastgihets AB Lysbomben owns the property referred to as Lysbomben 4.

        The accompanying condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. generally accepted accounting principles ("U.S. GAAP") for complete financial statements. In the opinion of management, all adjustments, comprising normal recurring items, considered necessary for a fair presentation of financial data have been included. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes for the year ended December 31, 2012.

Use of Estimates

        The preparation of the consolidated financial statements is in conformity with US GAAP, which requires management to make estimates and assumptions in certain circumstances that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses in the reporting period. Actual amounts may differ from these estimates and assumptions. Summarized below are the significant accounting policies that require material subjective or complex judgments and that management expects will have the most significant impact on the financial condition and results of operations. Management evaluates these estimates on an ongoing basis, based upon information currently available and on various assumptions that it believes are reasonable as of the date hereof. In addition, other companies in similar businesses may use different estimation policies and methodologies, which may impact the comparability of our results of operations and financial condition to those of other companies.

        Estimates and assumptions have been made with respect to fair values of assets and liabilities, useful lives of assets, provision for income taxes, recoverable amounts of receivables and deferred taxes, and impairment of long-lived assets.

NOTE 2 REAL ESTATE PROPERTIES

        The Company's investments in real estate properties are subject to risks incidental to the ownership and operation of commercial real estate. The risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, creditworthiness of tenants, competition for tenants, changes in tax laws, interest levels, the availability

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except where indicated otherwise)

For the nine months ended September 30, 2013 and 2012

NOTE 2 REAL ESTATE PROPERTIES (Continued)

and cost of financing, and potential liability under environmental and other legislation. No impairment indicators have been identified during the nine months ended September 30, 2012 and 2013.

NOTE 3 DERIVATIVES FINANCIAL INSTRUMENTS

        All derivatives agreements entered into by EBH II has the same counterparty as the lender, and mitigates the credit risk of the counterparty and there credit rating. Interest rate swaps arrangements involve risk, such as the risk that counterparties may fail to honor their obligations under these arrangements, and that these arrangements may not be effective in reducing our exposure to interest rate changes. Moreover, there can be no assurance that our hedging arrangements will have the desired beneficial impact on our results of operations. Should we desire to terminate a hedging agreement, there could be significant costs and cash requirements involved to fulfill our initial obligation under the hedging agreement. Failure to hedge effectively against interest rate changes, may adversely affect our results of operations.

NOTE 4 FAIR VALUE DISCLOSURES

        The fair value of the interest rate swaps are stated in the table below. The Company determines the fair value of the interest rate swap by using widely accepted valuation techniques including discounted cash flow analysis based on the expected cash flows of each instrument. The analysis reflects the contractual terms of the swap agreement, including the period to maturity, and uses observable market-based inputs and market standard methodology of netting the discounted future fixed cash receipts and the discounted expected variable cash payments, which are level 2 inputs

        Below is an overview of the group's interest rate swaps and their fair value as of September 30, 2013 and December 31, 2012:

Amounts in thousands	Notional Amount	Date entered	Maturity	Fair value
December 31, 2012	$61,448	December 30, 2005	December 30, 2014	(2,915)
December 31, 2012	153,620	September 30, 2006	September 30, 2014	(9,992)

	215,068			$(12,907)
September 30, 2013	62,148	December 30, 2005	December 30, 2014	(1,729)
September 30, 2013	155,370	September 30, 2006	September 30, 2014	(5,599)

	$217,518			$(7,328)

Fair Value of Financial Instruments

        The following disclosures of estimated fair value at September 30, 2013 and December 31, 2012 were determined by management, using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts we could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except where indicated otherwise)

For the nine months ended September 30, 2013 and 2012

NOTE 4 FAIR VALUE DISCLOSURES (Continued)

        The following table presents the aggregate carrying value of our debt and the corresponding estimates of fair value based on discounted cash flow models, based on Level 2 inputs including current interest rates at which similar borrowings could be made by us as of September 30, 2013 and December 31, 2012:

	As of September, 2013		As of December, 2012
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Mortgages payable	$235,816	$220,446	$235,312	$219,799

        Disclosure about fair value of financial instruments is based on pertinent information available to us as of September 30, 2013 and December 31, 2012. Although we are not aware of any factors that would significantly affect the reasonable fair value amounts, current estimates of fair value may differ significantly from the amounts presented herein.

NOTE 5 INCOME TAX

        For the nine months ended September 30, 2013 and 2012, the effective tax rate was 22.1% and 26.5%, respectively. The effective tax rate for the nine months ended September 30, 2013 and 2012 is above the statutory Swedish tax rate of 22% and 26.3%, respectively, due to non-deductible expenses.

NOTE 6 RENTALS UNDER OPERATING LEASES

        The Company leases office space to various tenants over terms ranging from one to fourteen years. Some of the leases have renewal options for additional terms. The leases include monthly rental amounts and reimbursements for real estate taxes and other rental supplements. At September 30, 2013, future minimum rentals under non-cancellable leases were as follows (in thousands):

Year	Rentals
2013 (October 1, 2013 through December 31, 2013)	$9,353
2014	35,665
2015	28,298
2016	20,165
2017	17,083
Thereafter	107,147

Total minimum base lease commitments	$217,711

        The above future minimum lease payments exclude tenant recoveries, amortization of straight-line rent receivables and the net accretion of above-below-market and in place lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

NOTE 7 EARNINGS PER SHARE

        Earnings per share ("EPS") is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding. Diluted EPS is computed after

ÖFFENTLIGA FASTIGHETER I SVERIGE II AB

NOTES TO INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)

(Dollars in thousands, except where indicated otherwise)

For the nine months ended September 30, 2013 and 2012

NOTE 7 EARNINGS PER SHARE (Continued)

adjusting the numerator and denominator of the basic EPS computation for the effects of all potentially dilutive common shares. There are no factors that impact diluted EPS compared with basic EPS.

Earnings per share	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Net income attributable to common shareholders	$7,378	$4,439
Number of shares outstanding	6,612,250	6,612,250
Basic EPS	$1.12	$0.07
Diluted EPS	$1.12	$0.07

NOTE 8 RELATED PARTY TRANSACTIONS

        EBH II has an agreement with Obligo Real Estate AS and Obligo Investment Management AS for management fees. The amounts expensed during the nine months ended September 30, 2013 and 2012 were $1,163 and $1,173, respectively. There were $0 accrued liabilities to Obligo Real Estate AS and Obligo Investment Management AS in the balance sheet for the nine months ended September 30, 2013 and December 31, 2012.

        EBH II is owned by Etatbygg Holding II AS in Norway and Öffentliga Fastigheter Holding I AB in Sweden, with ownership of 78% and 22% respectively. Amounts for due from affiliate, Etatbygg Holding II AS, at December 31, 2012 and September 2013 were $11,728 and $11,749, respectively.

        Amounts due from affiliates primarily related to capital contributions receivable on demand from Etatbygg Holding II AS. The receivable is interest bearing at average 3 months Stockholm Interbank Offered Rate (STIBOR) + margin. For the nine months ended September 30, 2013 and 2012, the interest income was $240 (interest rate 2.70%) and $293 (interest rate 3.50%), respectively.

NOTE 9 COMMITMENTS AND CONTINGENCIES

        The Company is currently not involved in any material litigation. To management's knowledge, no material litigation is currently threatened against the Company other than routine litigation, claims and administrative proceedings arising in the ordinary course of business. Management believes that such routine litigation, claims and administrative proceedings will not have an adverse impact on the Company's financial position or result of operations.

NOTE 10 SUBSEQUENT EVENTS

        The Company evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued and determined that there are no items to disclose.

Report of Independent Auditors

To the Board of Directors and Shareholders of Etatbygg Holding I AS

        We have audited the accompanying statements of revenues and certain expenses (the "Financial Statements") of Etatbygg Holding I AS (the "Company") for each of the two years in the period ended December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the Financial Statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenues and certain expenses that are free of material misstatements, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the Financial Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Financial Statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Financial Statements referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Financial Statements of Etatbygg Holding I AS for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the Financial Statements, the statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Polar Star Realty Trust Inc., and are not intended to be a complete presentation of the Company's revenue and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young AB

Gothenburg, Sweden
February 7, 2014

ETATBYGG HOLDING I AS

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

(Dollars in thousands)

	Nine months Ended September 30, 2013 (unaudited)	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues:
Rental revenues	$10,484	$13,592	$15,021
Tenant reimbursements	4	35	81

Total revenues	10,488	13,627	15,102
Expenses:
Operating expenses	5,925	2,627	2,438
Administrative expenses	328	507	548

Total certain expenses	6,253	3,134	2,986

Revenues in excess of expenses	$4,235	$10,493	$12,116

See accompanying notes

ETATBYGG HOLDING I AS

Notes to the Statements of Revenues and Certain Expenses

Nine months ended September 30, 2013 (unaudited) and years ended December 31, 2012 and 2011

1. Basis of Presentation

        The accompanying statements of revenues and certain expenses relate to Etatbygg Holding I AS ("EBH I" or "The Company"), which owns and operates properties (the "Properties") primarily leased to government tenants and government sponsored or controlled enterprises or agencies in Norway. The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Properties, have been excluded. Such items include depreciation, amortization, interest expense, interest income and amortization of above-and below-market leases.

2. Summary of Significant Accounting Policies

        The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Revenue Recognition and Rental Income

        Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods.

        Rental revenue is recognized on a straight-line basis over the term of the lease when collectability is reasonably assured. Additional rents from expense reimbursements for insurance, real estate taxes and certain other expenses are recognized in the period in which the related expenses are incurred.

        Certain tenants are obligated to reimburse the Company for insurance, real estate taxes and certain other expenses. Such reimbursement costs are recognized in revenue in the period incurred. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments will be recognized on a monthly basis when earned.

Currency

        The majority of revenues and expenditures are incurred in Norwegian Krone (NOK), which is the functional currency of all Properties. Income and expenses denominated in the functional currency NOK are translated into the reporting currency USD at the average exchange rate for the period. Any separately significant transactions are translated at the exchange rate at the date of the transaction.

Use of Estimates

        The preparation of the statements of revenues and certain expenses in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances may affect the reported amounts of revenues and expenses. Actual results could differ from these estimates.

3. Tenant Concentration

        For the years ended December 31, 2012 and 2011, 12 tenants represented approximately 86% of rental revenues. Two tenants represent 15% and 9%, respectively, of total rental revenue in both years.

        For the nine months ended September 30, 2013, three tenants represented approximately 85% of rental revenues. Two tenants represent 15% and 10%, respectively, of total rental revenues.

ETATBYGG HOLDING I AS

Notes to the Statements of Revenues and Certain Expenses

Nine months ended September 30, 2013 (unaudited) and years ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

4. Future Minimum Rental Revenues

        Future minimum rents under non-cancelable lease agreements as of September 30, 2013 were as follows:

2013 (three months ending December 31, 2013)	$4,751
2014	13,525
2015	13,507
2016	13,065
2017	11,453
2018	10,584
Thereafter	49,703

Total	$116,588

        Rental revenues "thereafter" includes leases to tenants expiring through 2029.

        The above future minimum lease payments exclude tenant recoveries, amortization of straight-line rent receivables and the net accretion of above-below-market lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

        Leases generally require reimbursement of the tenant's proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

5. Related Party Transactions

        The Company has an agreement with Obligo Real Estate AS and Obligo Investment Management AS for management fees. The amounts paid during nine months ended September 30, 2013, year ended December 31, 2012 and 2011, were $95, $127 and $125, respectively. Such expenses are included in the administrative expense in the statements of revenues and certain expenses.

6. Commitments and Contingencies

        Management is not aware of any commitments or contingencies that may have a material adverse effect on the Company's results of operations.

7. Subsequent Events

        The Company evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued and determined that there are no items to disclose.

Report of Independent Auditors

To the Board of Directors and Shareholders of Terminal Real Estate Sweden AB

        We have audited the accompanying statements of revenues and certain expenses (the "Financial Statements") of Terminal Real Estate Sweden AB (the "Company") for each of the two years in the period ended December 31, 2012, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

        Management is responsible for the preparation and fair presentation of the Financial Statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statements of revenues and certain expenses that are free of material misstatements, whether due to fraud or error.

Auditor's Responsibility

        Our responsibility is to express an opinion on the Financial Statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement.

        An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Financial Statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the Financial Statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the Financial Statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Financial Statements.

        We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

        In our opinion, the Financial Statements referred to above present fairly, in all material respects, the revenues and certain expenses described in Note 1 to the Financial Statements of Terminal Real Estate Sweden AB for each of the two years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Basis of Accounting

        As described in Note 1 to the Financial Statements, the statements of revenues and certain expenses have been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in the registration statement on Form S-11 of Polar Star Realty Trust Inc., and are not intended to be a complete presentation of the Company's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ Ernst & Young AB

Gothenburg, Sweden
February 7, 2014

TERMINAL REAL ESTATE SWEDEN AB

STATEMENTS OF REVENUES AND CERTAIN EXPENSES

(Dollars in thousands)

	Nine months Ended September 30, 2013 (unaudited)	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenues:
Rental revenues	$36,324	$47,944	$47,192
Tenant reimbursements	4,801	3,705	4,250

Total revenues	41,125	51,649	51,442
Expenses:
Operating expenses	12,051	13,615	14,331
Administrative expenses	1,858	2,303	2,370

Total certain expenses	13,909	15,918	16,701

Revenues in excess of expenses	$27,216	$35,731	$34,741

See accompanying notes

TERMINAL REAL ESTATE SWEDEN AB

Notes to the Statements of Revenues and Certain Expenses

Nine months ended September 30, 2013 (unaudited) and year ended December 31, 2012 and 2011

1. Basis of Presentation

        The accompanying statements of revenues and certain expenses relate to Terminal Real Estate Sweden AB ("TRES" or "The Company"), which owns and operates several properties (the "Properties") leased to governmental tenants in Sweden. The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the periods presented as revenues and certain operating expenses, which may not be directly attributable to the revenues and expenses expected to be incurred in the future operations of the Properties, have been excluded. Such items include depreciation, amortization, interest expense, interest income and amortization of above- and below-market leases.

2. Summary of Significant Accounting Policies

        The financial statements have been prepared in accordance with U.S. generally accepted accounting principles.

Revenue Recognition

        Minimum rent revenues are recognized on a straight-line basis over the terms of the related operating leases, including the effect of any free rent periods.

        Rental revenue is recognized on a straight-line basis over the term of the lease when collectability is reasonably assured. Additional rents from expense reimbursements for insurance, real estate taxes and certain other expenses are recognized in the period in which the related expenses are incurred.

        Certain tenants are obligated to reimburse the Company for insurance, real estate taxes and certain other expenses. Such reimbursement costs are recognized in revenue in the period incurred. Rental revenue from month-to-month leases or leases with no scheduled rent increases or other adjustments will be recognized on a monthly basis when earned.

Currency

        The majority of revenues and expenditures are incurred in Swedish Krona (SEK), which is the functional currency of all Properties. Income and expenses denominated in the functional currency SEK are translated into the reporting currency USD at the average exchange rate for the period. Any separately significant transactions are translated at the exchange rate at the date of the transaction.

Use of Estimates

        The preparation of the statements of revenues and certain expenses in conformity with U.S. GAAP requires management to make estimates and assumptions that in certain circumstances may affect the reported amounts of revenues and expenses. Actual results could differ from these estimates.

3. Tenant Concentration

        For the years ended December 31, 2012 and 2011, three tenants represented approximately 84% of rental revenues. Two tenants represent 46% and 33%, respectively, of total rental revenues in both years.

TERMINAL REAL ESTATE SWEDEN AB

Notes to the Statements of Revenues and Certain Expenses

Nine months ended September 30, 2013 (unaudited) and year ended December 31, 2012 and 2011

(Dollars in thousands, except where indicated otherwise)

        For the nine months ended September 30, 2013, three tenants represented approximately 84% of rental revenues. Two tenants represent 45% and 32% of total rental revenues.

4. Future Minimum Rental Revenues

        Future minimum rents to be received under non-cancelable lease agreements as of September 30, 2013 were as follows:

2013 (three months ending December 31, 2013)	$13,933
2014	55,288
2015	42,535
2016	41,359
2017	15,114
2018	14,757
Thereafter	164,424

Total	$347,410

        Rental revenues "thereafter" includes a lease to one tenant expiring in 2045.

        The above future minimum lease payments exclude tenant recoveries, amortization of straight-line rent receivables and the effect of above and below-market lease intangibles. Some leases are subject to termination options generally upon payment of a termination fee. The preceding table is prepared assuming such options are not exercised.

        Leases generally require reimbursement of the tenant's proportional share of common area, real estate taxes and other operating expenses, which are excluded from the amounts above.

5. Related Party Transactions

        The Company has an agreement with Obligo Real Estate AS and Obligo Investment Management AS for management fees. The amounts paid during nine months ended September 30, 2013, years ended December 31, 2012 and 2011, were $1,830, $2,289 and $2,219, respectively. Such expenses are included in the administrative expenses in the statements of revenues and certain expenses.

6. Commitments and Contingencies

        Management is not aware of any commitments or contingencies that may have a material adverse effect on the entity's statements of revenues and certain expenses.

7. Subsequent Events

        The Company evaluated subsequent events through February 7, 2014, the date the financial statements were available to be issued and determined that there are no items to disclose.

                Shares

Polar Star Realty Trust Inc.

Wunderlich Securities

Common Stock

PROSPECTUS

                        , 2014

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.    Other expenses of issuance and distribution.

        The following table shows the fees and expenses, other than underwriting discounts and commissions, to be paid by us in connection with the sale and distribution of the securities being registered hereby. All amounts except the SEC registration fee are estimated.

Securities and Exchange Commission registration fee	$
Financial Industry Regulatory Authority, Inc. filing fee	$
New York Stock Exchange listing fee	$
Legal fees and expenses (including Blue Sky fees)	$
Accounting fees and expenses	$
Printing and engraving expenses	$
Transfer agent fees and expenses	$
Miscellaneous	$

Total	$

*
To be furnished by amendment.

Item 32.    Sales to Special Parties.

        None.

Item 33.    Recent sales of unregistered securities.

        Concurrently with the completion of this offering, holders of ownership interests in us will exchange their ownership interests as follows:

  •

        The common stock and OP shares described above will be issued in a private placement that is exempt from the registration requirements of the Securities Act, pursuant to Section 4(2) thereof and Regulation D promulgated thereunder.

Item 34.    Indemnification and limitation of directors' and officers' liability.

        Maryland law permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty that was established by a final judgment and was material to the cause of action. Our charter contains a provision that eliminates the liability of our directors and officers to the maximum extent permitted by Maryland law.

        The MGCL requires us (unless our charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made a party by reason of his or her service in that capacity. The MGCL permits us to indemnify our present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or threatened to be made a party by reason of their service in those or other capacities unless it is established that:

  •
  the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty;

  •
  the director or officer actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

        However, under the MGCL, we may not indemnify a director or officer in a suit by us or in our right in which the director or officer was adjudged liable to us or in a suit in which the director or officer was adjudged liable on the basis that personal benefit was improperly received. A court may order indemnification if it determines that the director or officer is fairly and reasonably entitled to indemnification, even though the director or officer did not meet the prescribed standard of conduct or was adjudged liable on the basis that personal benefit was improperly received. However, indemnification for an adverse judgment in a suit by us or in our right, or for a judgment of liability on the basis that personal benefit was improperly received, is limited to expenses.

        In addition, the MGCL permits us to advance reasonable expenses to a director or officer upon our receipt of:

  •
  a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by us; and

  •
  a written undertaking by the director or officer or on the director's or officer's behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the director or officer did not meet the standard of conduct.

        Our charter authorizes us to obligate ourselves, and our bylaws obligate us, to the fullest extent permitted by Maryland law in effect from time to time, to indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to:

  •
  any present or former director or officer who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity;

  •
  any individual who, while a director or officer of our company and at our request, serves or has served as a director, officer, partner, manager, managing member or trustee of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise and who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in that capacity; or

  •
  any individual who served any predecessor of our company, including Polar Star, in a similar capacity, who is made or threatened to be made a party to or witness in the proceeding by reason of his or her service in such capacity.

        Our charter and bylaws also permit us to indemnify and advance expenses to any employee or agent of our company or a predecessor of our company.

        We expect to enter into indemnification agreements with each of our directors and officers that provide for indemnification to the maximum extent permitted by Maryland law.

        Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 35.    Treatment of proceeds from stock being registered.

        None of the proceeds will be credited to an account other than the appropriate capital share account.

Item 36.    Financial statements and exhibits.

(a)
Financial Statements.

        See page F-1 for an index to the financial statements and schedules included in this registration statement.

(b)
Exhibits.    The following is a complete list of exhibits filed as part of the registration statement, which are incorporated herein:

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among Polar Star Realty Trust Inc. and the underwriter named therein
3.1*	Form of Articles of Amendment and Restatement of Polar Star Realty Trust Inc.
3.2*	Form of Bylaws of Polar Star Realty Trust Inc.
3.3*	Form of Amended and Restated Articles of Incorporation of Polar Star Operating Partnership S.C.A.
4.1*	Specimen Common Stock Certificate of Polar Star Realty Trust Inc.
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*	Form of Equity Incentive Plan
10.2*	Form of Restricted Stock Unit Award Agreement
10.3*	Form of Restricted Stock Award Agreement
10.4*	Form of Indemnification Agreement
10.5*	Form of Registration Rights Agreement, by and among Polar Star Realty Trust Inc. and the parties listed on Schedule I thereto
10.6*	Form of Management Agreement, dated , 2014, by and between Polar Star Operating Partnership S.C.A. and Polar Star Manager
10.7*	Form of Internalization Agreement, dated , 2014, by and between Polar Star Operating Partnership S.C.A. and the owners of Polar Star Manager
10.8*	Form of Shared Services Agreement, by and between Polar Star Manager and Obligo Investment Management AS
21.1*	List of subsidiaries of Polar Star Realty Trust Inc.
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of Ernst & Young LLP

*
To be filed by amendment.

Item 37.    Undertakings.

(a)
The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (or the Securities Act), may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on February 7, 2014.

Polar Star Realty Trust Inc.
By:
	Name:	Bjarne Eggesbø
	Title:	Chairman of the Board and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates as indicated.

Name	Title	Date

	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	February 7, 2014
	Chief Financial Officer (Principal Accounting and Financial Officer)	February 7, 2014

EXHIBIT INDEX

Exhibit number	Exhibit description
1.1*	Form of Underwriting Agreement among Polar Star Realty Trust Inc. and the underwriter named therein
3.1*	Form of Articles of Amendment and Restatement of Polar Star Realty Trust Inc.
3.2*	Form of Bylaws of Polar Star Realty Trust Inc.
3.3*	Form of Amended and Restated Articles of Incorporation of Polar Star Operating Partnership S.C.A.
4.1*	Specimen Common Stock Certificate of Polar Star Realty Trust Inc.
5.1*	Opinion of Clifford Chance US LLP (including consent of such firm)
8.1*	Tax Opinion of Clifford Chance US LLP (including consent of such firm)
10.1*	Form of Equity Incentive Plan
10.2*	Form of Restricted Stock Unit Award Agreement
10.3*	Form of Restricted Stock Award Agreement
10.4*	Form of Indemnification Agreement
10.5*	Form of Registration Rights Agreement, by and among Polar Star Realty Trust Inc. and the parties listed on Schedule I thereto
10.6*	Form of Management Agreement, dated , 2014, by and between Polar Star Operating Partnership S.C.A. and Polar Star Manager
10.7*	Form of Internalization Agreement, dated , 2014, by and between Polar Star Operating Partnership S.C.A. and the owners of Polar Star Manager
10.8*	Form of Shared Services Agreement, by and between Polar Star Manager and Obligo Investment Management AS
21.1*	List of subsidiaries of Polar Star Realty Trust Inc.
23.1*	Consent of Clifford Chance US LLP (included in Exhibit 5.1)
23.2*	Consent of Clifford Chance US LLP (included in Exhibit 8.1)
23.3*	Consent of Ernst & Young LLP

*
To be filed by amendment.